5-81979

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
RECEIVED
AUG 16 2006
Wash. D.C. 209

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ___)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-l(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

06045213

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

MEDISYSTEMS TECHNOLOGIES INC.
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Ontario, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

SHOPPERS DRUG MART CORPORATION
(Name of Person(s) Furnishing Form)

PROCESSED
AUG 22 2006 E
THOMSON
FINANCIAL

Common Shares
(Title of Class of Subject Securities)

58500W
(CUSIP Number of Class of Securities (if applicable))

CT Corporation
111 Eighth Avenue, 13th Floor
New York, New York 10011
Telephone: (212) 894-8940
Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 15, 2006
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) (i) The Offer to Purchase and Circular (the "Offer") dated August 14, 2006 made by Shoppers Drug Mart Corporation, a corporation incorporated under the laws of Canada ("Shoppers") for the common shares of Medisystems Technology Inc., a corporation incorporated under the laws of Ontario, attached hereto as Attachment I.1.(a)(i).

(ii) The Letter of Acceptance and Transmittal pursuant to the Offer dated August 14, 2006, attached hereto as Attachment I.1.(a)(ii).

(iii) The Notice of Guaranteed Delivery pursuant to the Offer dated August 14, 2006, attached hereto as Attachment I.1.(a)(iii).

(iv) Press release of Shoppers dated August 15, 2006, attached hereto as Attachment I.1(a)(iv).

(b) Not applicable.

Item 2. Informational Legends

The Offer Circular contains the applicable legends.

PART II- INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Reports or Information Made Publicly Available in Connection with the Transaction but Not Disseminated to Security Holders

Not applicable.

Documents Incorporated by Reference into the Home Jurisdiction Documents

(1) Annual information form of Shoppers for the fiscal year ended December 31, 2005 dated as of March 21, 2006, attached hereto as Exhibit II.2(a).

(2) Audited consolidated financial statements of Shoppers as at December 31, 2005 and January 1, 2005 and for the 52 week periods then ended, together with the auditors' report thereon and Management's Discussion and Analysis relating to such period, attached hereto as Exhibit II.2(b).

(3) Unaudited interim consolidated financial statements of Shoppers as at June 17, 2006 and June 18, 2005 and for the 12 and 24 week periods then ended and Management's Discussion and Analysis relating to such periods, attached hereto as Exhibit II.2(c).

(4) Management proxy circular dated March 27, 2006 in connection with the annual and special meeting of shareholders of Shoppers held on May 4, 2006, attached hereto as Exhibit II.2(d).

(5) Material change report of Shoppers filed February 8, 2006 concerning the announcement by Shoppers that its board of directors increased the quarterly cash dividend on the

Shoppers Shares from $0.10 to $0.12 per Shoppers Share, attached hereto as Exhibit II.2(e).

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X has been filed by Shoppers Drug Mart Corporation with the Securities and Exchange Commission concurrently with this Form CB.

(2) Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHOPPERS DRUG MART CORPORATION

G. Murphy

Name: Glenn Murphy
Title: Chairman & Chief Executive Officer

Date: August , 2006

Name: Richard Alderson
Title: Senior Vice President, Legal Affairs & General Counsel

Attachment I.1(a)(i)

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about the securities that are the subject of this Offer and it is an offence to claim otherwise.

This Offer has not been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

August 14, 2006

SHOPPERS DRUG MART

SHOPPERS DRUG MART CORPORATION

OFFER TO PURCHASE

all of the outstanding common shares of

MEDISYSTEM TECHNOLOGIES INC.

on the basis of, at the election of each holder of common shares of MediSystem Technologies Inc., in each case as set out in the Offer,

(a) $3.80 in cash for each common share of MediSystem Technologies Inc. (the "Cash Alternative"), or

(b) $0.05 in cash and that fraction of a common share of Shoppers Drug Mart Corporation as is equal to the Exchange Ratio (as defined herein) for each common share of MediSystem Technologies Inc. (the "Share Alternative"), or

(c) any combination of cash and common shares of Shoppers Drug Mart Corporation for each common share of MediSystem Technologies Inc. (the "Combination Alternative").

Shoppers Drug Mart Corporation ("Shoppers" or the "Offeror") hereby offers (the "Offer") to purchase, upon the terms and subject to the conditions described herein, all of the issued and outstanding common shares (the "MediSystem Shares") of MediSystem Technologies Inc. ("MediSystem" or the "Company"), including any MediSystem Shares that may become issued and outstanding after the date of this Offer upon the exercise of any existing Options (as defined herein) or other rights to purchase MediSystem Shares.

The Offer will be open for acceptance until 8:00 p.m., Toronto time, on September 20, 2006, unless the Offer is extended or withdrawn by Shoppers (the "Expiry Time").

The Offer is subject to certain conditions, including there being validly deposited to the Offer and not withdrawn at the Expiry Time that number of MediSystem Shares which, together with the MediSystem Shares directly or indirectly owned by Shoppers, constitutes at least 66⅔% of the outstanding MediSystem Shares (on a fully-diluted basis) at the Expiry Time. Each of the conditions of the Offer is set forth in Section 4 of the Offer, "Conditions of the Offer".

The Board of Directors of MediSystem has determined unanimously that the Offer is fair to the holders of MediSystem Shares (the "Shareholders") and that it is in the best interests of MediSystem and has resolved unanimously to RECOMMEND to the Shareholders that they ACCEPT the Offer and DEPOSIT their

MediSystem Shares under the Offer. For further information, see the Directors' Circular of MediSystem accompanying this Offer and Circular.

The common shares of Shoppers (the "Shoppers Shares") are listed on the Toronto Stock Exchange ("TSX") under the symbol "SC". The MediSystem Shares are listed on the TSX under the symbol "MDY". The Offer represents a premium of 26.7% over the closing price of the MediSystem Shares on the TSX of $3.00 on July 27, 2006, the last trading day prior to the announcement of Shoppers' intention to make the Offer. The TSX has conditionally approved the listing of the Shoppers Shares to be issued to Shareholders in connection with the Offer, subject to Shoppers fulfilling all of the requirements of the TSX on or before November 6, 2006.

Shareholders who wish to accept the Offer must properly complete and duly execute the accompanying Letter of Acceptance and Transmittal (printed on blue paper) or a manually executed facsimile thereof and deposit it, together with certificates representing their MediSystem Shares, in accordance with the instructions in the Letter of Acceptance and Transmittal. Alternatively, Shareholders may follow the procedures for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery", using the accompanying Notice of Guaranteed Delivery (printed on green paper) or a facsimile thereof. Persons whose MediSystem Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should contact such registered holder for assistance if they wish to accept the Offer.

For a discussion of risks and uncertainties you should consider in evaluating the Offer and ownership of the Shoppers Shares, see Section 6 of the Circular, "Risk Factors Relating to the Offer", as well as the Section entitled "Risk and Risk Management" on pages 34 through 38 of Management's Discussion and Analysis for Shoppers' 2005 audited consolidated financial statements, the Section entitled "Risk and Risk Management" on page 12 of Management's Discussion and Analysis for Shoppers' unaudited interim consolidated financial statements as at June 17, 2006, and for the 12 weeks and 24 weeks ended June 17, 2006, and the Section entitled "Risk Factors" on pages 15 through 16 of Shoppers' 2005 Annual Information Form, each of which is incorporated herein by reference.

Questions and requests for assistance may be directed to the Depositary. The Depositary's contact details are provided at the end of this document. Additional copies of this document, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may also be obtained without charge from the Depositary at the addresses shown at the end of this document.

This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, Shoppers may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

TABLE OF CONTENTS

Page

TABLE OF CONTENTS

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is made for the securities of a Canadian issuer. The Offer is subject to the disclosure requirements of Canada, which are different from those of the United States. Financial statements included or incorporated by reference in the Offer and Circular have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Shoppers is located in Canada, and some or all of its officers and directors may be residents of Canada. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that Shoppers or its affiliates, directly or indirectly, may bid for or make purchases of MediSystem Shares, or of related securities of MediSystem, during the period of the Offer, as permitted by applicable Canadian Laws or provincial Laws or regulations. See Section 12 of the Offer, "Market Purchases".

This document does not address any United States federal income tax consequences of the Offer to Shareholders in the United States. Shareholders in the United States should be aware that a disposition of MediSystem Shares may have tax consequences both in the United States and in Canada which may not be described, or fully described, herein. Accordingly, Shareholders in the United States should consult their own tax advisors with respect to their particular circumstances and tax considerations applicable to them.

Until 40 days after the commencement of the Offer, an offer or sale of Shoppers shares within the United States by a broker/dealer may violate the registration requirements of the U.S. Securities Act of 1933, as amended, if such offer or sale is made otherwise than pursuant to Rule 144A.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Offer and Circular and the material incorporated by reference into this Offer and Circular contain forward-looking statements that are based upon, among other things, Shoppers' current beliefs, plans, objectives, strategies, estimates, intentions and expectations, including as they relate to its operating and financial results, capital expenditures, dividend policy and the ability to execute on its operating, investing and financing strategies. Words such as "believe", "expect", "anticipate", "intend", "plan", "estimate", "should" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions by management of Shoppers, and risks and uncertainties that are difficult to control and predict. Management's assumptions have been derived from information that is currently available to Shoppers including information obtained by Shoppers from third party industry analysts and, including but not limited to, the assumption that there will be (a) no unforeseen changes in the regulatory framework governing the sale of prescription drugs and third party payment programs, (b) no unforeseen changes in Canadian tax Laws, (c) a stable competitive environment, and (d) no significant event occurring outside the ordinary course of business such as a natural disaster, epidemic or other calamity. Assumptions about the performance of the Canadian economy and how it will affect Shoppers' business are also material factors when setting strategic objectives and in determining financial targets.

Actual results or developments may differ materially from those contemplated by these forward-looking statements depending on the accuracy of management's assumptions, and, among others, such factors as changes in the regulatory environment as it relates to the sale of prescription drugs, efforts of third party payers to reduce prescription drug costs and reimbursement rates, increased competition from other retailers as well as changes in consumer preferences or loyalties, Shoppers' ability to secure new store locations under acceptable lease terms, Shoppers' ability to attract, hire and retain suitable Associates (the term "Associate" is described in Shoppers' 2005 Annual Information Form under the section "Description of the Business — The Shoppers Associate Concept"), pharmacists and management personnel, Shoppers' ability to achieve cost efficiencies and other benefits from operational initiatives and technological improvements, exposure to interest rate fluctuations, foreign currency risks, certain property and casualty risks, the ability to attract and retain pharmacists, risks in connection with third party service providers, the availability of suitable store locations, seasonality risks, changes in federal and provincial Laws, rules and regulations relating to Shoppers' business and environmental matters, changes in tax regulations and accounting pronouncements, the success of Shoppers' Associate-owned stores, supplier and brand reputations, and the strength of the economy in general or in the markets served by Shoppers, including changes in consumer purchasing power and/or spending patterns. This list is not exhaustive of the factors that may affect any of Shoppers' forward-looking statements. Shareholders and others should carefully consider these and other factors and not place undue reliance on these forward-looking statements.

The forward-looking statements contained in this Offer and Circular and the material incorporated by reference into this Offer and Circular should not be relied upon as representing Shoppers' views as of any date subsequent to the date of this Offer and Circular. While Shoppers anticipates that subsequent events and developments may cause Shoppers' views to change, Shoppers disclaims any obligation to update any forward-looking statements, whether written or oral or whether as a result of new information, future events, or otherwise.

Shoppers cautions that the above list of assumptions and risk factors is not exhaustive. Some of these and other factors are discussed in more detail in Section 6 of the Circular, "Risk Factors Relating to the Offer" as well as the Section entitled "Risk and Risk Management" on pages 34 through 38 of Management's Discussion and Analysis for Shoppers' 2005 audited consolidated financial statements, the Section entitled "Risk and Risk Management" on page 12 of Management's Discussion and Analysis for Shoppers' unaudited interim consolidated financial statements as at June 17, 2006, and for the 12 weeks and 24 weeks ended June 17, 2006, and the Section entitled "Risk Factors" on pages 15 through 16 of Shoppers' 2005 Annual Information Form.

Further information regarding these and other factors is also included in Shoppers' public filings with provincial and territorial securities regulatory authorities and can be found at www.sedar.com.

Forward-looking statements relating to MediSystem have been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities, and other public sources, unless otherwise indicated, and have not been independently verified by Shoppers. Although Shoppers does not have any knowledge that would indicate that any statements contained herein relating to MediSystem taken from or based upon such documents and records are inaccurate or incomplete, neither Shoppers nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to MediSystem taken from or based upon such documents and records, or for any failure by MediSystem to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Shoppers.

REPORTING CURRENCY AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to "$" or "dollars" in the Offer and Circular refer to Canadian dollars. The financial statements incorporated by reference into the Circular are reported in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles.

SUMMARY

The following is a summary only and is qualified by the detailed provisions contained elsewhere in the Offer and Circular. Certain capitalized words and terms used in this Summary are defined in the Glossary. All currency amounts expressed herein, unless otherwise indicated, are expressed in Canadian dollars. The information concerning MediSystem contained herein and in the Offer and Circular has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities, and other public sources, unless otherwise indicated, and has not been independently verified by Shoppers. Although Shoppers does not have any knowledge that would indicate that any statements contained herein relating to MediSystem taken from or based upon such documents and records are inaccurate or incomplete, neither Shoppers nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to MediSystem taken from or based upon such documents and records, or for any failure by MediSystem to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Shoppers. ***Shareholders are urged to read the Offer and Circular in their entirety.***

The Offer

Shoppers is offering to purchase, upon the terms and subject to the conditions described in the Offer, all of the issued and outstanding MediSystem Shares, including any MediSystem Shares that may become issued and outstanding after the date of this Offer upon the exercise of any existing Options or other rights to purchase MediSystem Shares on the basis of, at the election of each Shareholder, in each case as set out in the Offer:

(a) $3.80 in cash for each MediSystem Share under the Cash Alternative;

(b) $0.05 in cash and that fraction of a Shoppers Share as is equal to the Exchange Ratio for each MediSystem Share under the Share Alternative; or

(c) any combination of cash and Shoppers Shares for each MediSystem Share under the Combination Alternative,

in each case, as elected by the Shareholder in the Letter of Acceptance and Transmittal.

The purchase price per MediSystem Share is based on 23,652,588 MediSystem Shares outstanding, on a fully-diluted basis, and that MediSystem will not declare or pay any Distributions on the MediSystem Shares.

Any Shareholder who fails to complete the Letter of Acceptance and Transmittal electing the Share Alternative or the Combination Alternative or who does not properly elect any of the Cash Alternative, the Share Alternative or the Combination Alternative with respect to any MediSystem Shares deposited by such Shareholder pursuant to the Offer will be deemed to have elected the Cash Alternative and will be entitled to receive $3.80 in cash as consideration for each of such Shareholder's MediSystem Shares deposited to the Offer.

The Offer is being made only for MediSystem Shares and is not being made for any Options or other rights to acquire MediSystem Shares. Any holder of such Options or other rights to acquire MediSystem Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable Law, fully exercise such Options or other rights on a timely basis in order to obtain certificates representing MediSystem Shares that may be deposited in accordance with the terms of the Offer.

Market Price of MediSystem Shares

The MediSystem Shares are listed on the TSX under the symbol "MDY". The Offer represents a premium of 26.7% over the closing price of the MediSystem Shares on the TSX of $3.00 on July 27, 2006, the last trading day prior to the announcement of Shoppers' intention to make the Offer. The TSX has conditionally approved the listing of the Shoppers Shares to be issued to Shareholders in connection with the Offer, subject to Shoppers fulfilling all of the requirements of the TSX on or before November 6, 2006.

Time for Acceptance

The Offer is open for acceptance until 8:00 p.m., Toronto time, on September 20, 2006, unless the Offer is withdrawn or extended by Shoppers. See Section 2 of the Offer, "Time for Acceptance".

Recommendations

The Board of Directors of MediSystem has determined unanimously that the Offer is fair to the Shareholders and that it is in the best interests of MediSystem and has resolved unanimously to RECOMMEND to the Shareholders that they ACCEPT the Offer and DEPOSIT their MediSystem Shares under the Offer. For further information, see the Directors' Circular of MediSystem accompanying this Offer and Circular.

Support Agreement

On July 27, 2006, MediSystem entered into the Support Agreement with Shoppers. The Support Agreement sets forth the terms and conditions upon which the Offer is to be made by Shoppers. Pursuant to the Support Agreement, MediSystem agreed to a "non-solicitation" covenant, to support the Offer and to pay a "termination fee" in certain circumstances. See Section 4 of the Circular, "Agreements Related to the Offer — Support Agreement".

Lock-Up Agreements

On July 27, 2006, Shoppers and each of the Locked-Up Shareholders entered into the Lock-Up Agreements, pursuant to which the Locked-Up Shareholders agreed to deposit pursuant to the Offer and not to withdraw an aggregate of 9,934,840 MediSystem Shares (including MediSystem Shares issuable upon the exercise of Options held by the Locked-Up Shareholders) or approximately 42% of the MediSystem Shares (on a fully-diluted basis) except as discussed under Section 4 of the Circular, "Agreements Related to the Offer — Lock-Up Agreements".

Purpose of the Offer

The purpose of the Offer is to enable Shoppers to acquire all of the issued and outstanding MediSystem Shares, including any MediSystem Shares that may become issued and outstanding after the date of this Offer upon the exercise of any existing Options or other rights to acquire MediSystem Shares. See Section 5 of the Circular, "Purpose of the Offer and Plans for MediSystem".

Conditions of the Offer

Shoppers has the right to withdraw the Offer and not take up and pay for any MediSystem Shares deposited under the Offer unless all of the conditions described in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by Shoppers at or prior to the Expiry Time. Those conditions include there having been validly deposited under the Offer and not withdrawn at the Expiry Time that number of MediSystem Shares which, together with the MediSystem Shares directly or indirectly owned by Shoppers, constitutes at least 66⅔% of the outstanding MediSystem Shares (on a fully-diluted basis) at the Expiry Time. Each of the conditions to the Offer is set forth in Section 4 of the Offer, "Conditions of the Offer".

Manner of Acceptance

A Shareholder wishing to accept the Offer must deposit the certificate(s) representing such Shareholder's MediSystem Shares, together with the Letter of Acceptance and Transmittal (printed on blue paper) or a manually executed facsimile thereof, properly completed and duly executed, at or prior to the Expiry Time, at any one of the offices of the Depositary specified in the Letter of Acceptance and Transmittal. Instructions are contained in the Letter of Acceptance and Transmittal which accompanies the Offer and Circular. A Shareholder wishing to accept the Offer whose MediSystem Shares are held in the name of a nominee should request the broker, investment dealer, bank, trust company or other nominee to deposit such Shareholder's MediSystem Shares with the Depositary. A Shareholder wishing to accept the Offer and whose certificates are not immediately available or who cannot deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time may accept the

Offer by following the procedures for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

Shareholders will not be required to pay any brokerage or similar fees or commissions if they accept the Offer by transmitting their MediSystem Shares directly to the Depositary.

Withdrawal of Deposited MediSystem Shares

The MediSystem Shares deposited under the Offer may be withdrawn at any time if the MediSystem Shares have not been taken up by Shoppers pursuant to the Offer and in the other circumstances discussed in Section 6 of the Offer, "Withdrawal of Deposited MediSystem Shares".

Take Up and Payment for Deposited MediSystem Shares

Upon the terms and subject to the conditions of the Offer, Shoppers will take up the MediSystem Shares validly deposited under the Offer and not withdrawn not later than 10 days after the Expiry Time. Any MediSystem Shares taken up will be paid for by Shoppers as soon as possible, and in any event not more than three business days after they are taken up. Any MediSystem Shares deposited under the Offer after the first date on which the MediSystem Shares have been taken up by Shoppers will be taken up and paid for within 10 days of such deposit. See Section 7 of the Offer, "Take Up and Payment for Deposited MediSystem Shares".

Acquisition of MediSystem Shares Not Deposited

If, within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the outstanding MediSystem Shares (on a fully-diluted basis), other than the MediSystem Shares held at the date of the Offer by or on behalf of Shoppers or an affiliate or associate of Shoppers, Shoppers agreed under the Support Agreement, to the extent possible, to acquire the remainder of the MediSystem Shares from those Shareholders who have not accepted the Offer pursuant to a Compulsory Acquisition and otherwise in accordance with applicable Laws. If a Compulsory Acquisition is not available, Shoppers has agreed to pursue other lawful means of acquiring the remaining MediSystem Shares not tendered to the Offer. Upon Shoppers taking up and paying for more than 66⅔% of the outstanding MediSystem Shares (on a fully-diluted basis) under the Offer, MediSystem has agreed to assist Shoppers in acquiring the balance of the MediSystem Shares by way of a Subsequent Acquisition Transaction provided that the consideration per MediSystem Share offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration per share offered by Shoppers under the Offer, provided that, in calculating the value of the consideration offered in any Subsequent Acquisition Transaction, each Shoppers Share shall be deemed to be at least equivalent in value to each Shoppers Share offered under the Offer. If the Minimum Tender Condition is satisfied and Shoppers takes up and pays for the MediSystem Shares deposited under the Offer, Shoppers should own sufficient MediSystem Shares to effect a Subsequent Acquisition Transaction. See Section 7 of the Circular, "Acquisition of MediSystem Shares Not Deposited".

Treatment of Stock Options

The Offer is being made only for MediSystem Shares and is not being made for any Options or other rights to acquire MediSystem Shares. Holders of existing Options or other rights to acquire MediSystem Shares that wish to participate in the Offer should, to the extent permitted thereby and by applicable Law, exercise such Options or other rights to acquire MediSystem Shares and tender the MediSystem Shares issued upon such exercise to the Offer.

The Share Option Plan provides that in the event of a take-over bid for the MediSystem Shares, optionees under the Share Option Plan have the right to exercise all of their outstanding Plan Options (including previously unvested Plan Options), conditional upon tendering the resulting MediSystem Shares to the take-over bid. Accordingly, holders of Plan Options, including previously unvested Plan Options, will have the right to exercise their Plan Options and tender MediSystem Shares issued as a result of such exercise to the Offer pursuant to the existing terms of the Share Option Plan. However, if such MediSystem Shares are not so tendered for any reason, or, if tendered, are not, for any reason, taken up and paid for by Shoppers pursuant to the Offer, the terms of the Share Option Plan provide that any such MediSystem Shares so purchased by the optionee shall be and shall be deemed to be cancelled and returned to the treasury of MediSystem and that MediSystem shall refund to the optionee all consideration paid by it in the initial purchase. Optionees under the Share Option Plan should consult their own tax advisors regarding the exercise of their outstanding Plan Options and tender of their resulting MediSystem Shares to the Offer.

Risk Factors

In assessing the Offer, Shareholders should carefully consider the risks described in Section 6 of the Circular, "Risk Factors Relating to the Offer", as well as the Section entitled "Risks and Risk Management" in Management's Discussion and Analysis included on pages 34 through 38 of Shoppers' 2005 annual consolidated financial statements, the Section entitled "Risk and Risk Management" on page 12 of Management's Discussion and Analysis for Shoppers' unaudited interim consolidated financial statements as at June 17, 2006, and for the 12 weeks and 24 weeks ended June 17, 2006, the Section entitled "Risk Factors" on pages 15 through 16 of Shoppers' 2005 Annual Information form and the other information contained in, and incorporated by reference into, the Offer and the Circular. Additional risks and uncertainties, including those that Shoppers does not know about now or that Shoppers currently deems immaterial, may also adversely affect its business, including the proposed acquisition of MediSystem by Shoppers upon the successful completion of the Offer (including any Compulsory Acquisition or Subsequent Acquisition Transaction).

Certain Canadian Federal Income Tax Considerations

A Shareholder who is resident in Canada, who holds MediSystem Shares as capital property and who disposes of such shares to Shoppers under the Offer (subject to entering into a joint tax election with Shoppers to obtain a full or partial tax deferral when available as described in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations") will generally realize a capital gain (or capital loss) equal to the amount by which the sum of the fair market value, on the date of disposition, of the Shoppers Shares and the cash received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Shareholder of such MediSystem Shares.

Generally, Shareholders who are non-residents of Canada for the purpose of the Tax Act will not be subject to tax under the Tax Act in respect of any capital gain realized on the sale of MediSystem Shares to Shoppers under the Offer unless those shares constitute "taxable Canadian property" (within the meaning of the Tax Act) to such Shareholders and the gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty.

An Eligible Holder who disposes of MediSystem Shares pursuant to the Share Alternative or the Combination Alternative may, depending upon the circumstances, obtain a full or partial tax deferral in respect of a disposition of MediSystem Shares by entering into a joint tax election with Shoppers under Section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) specifying therein an elected amount in accordance with certain limitations provided for in the Tax Act (and in any applicable provincial tax legislation).

An Eligible Holder interested in making an election should indicate that intention in the Letter of Acceptance and Transmittal in the space provided therein and a tax instruction letter, together with the relevant tax election forms, will be sent to the Eligible Holder at or about the time that the Eligible Holder is sent the Offer consideration to which the Eligible Holder is entitled.

Any Eligible Holder who does not ensure that a duly completed election has been received in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Effective Date will not be able to benefit from the rollover provisions of section 85 of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).

See the discussion in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations".

Depositary

CIBC Mellon Trust Company is acting as depositary under the Offer and will receive deposits of certificates representing MediSystem Shares and accompanying Letters of Acceptance and Transmittal at the offices specified in the Letter of Acceptance and Transmittal. The Depositary will receive Notices of Guaranteed Delivery at its Toronto office specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and for making payment for all MediSystem Shares purchased by Shoppers under the Offer. See Section 22 of the Circular, "Depositary".

GLOSSARY

In the Offer and Circular, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below:

"**Acquisition Proposal**" has the meaning ascribed thereto in Section 4 of the Circular, "Agreements Related to the Offer — Support Agreement — Non-Solicitation Obligation of MediSystem";

"**affiliate**" has the meaning ascribed thereto in the OBCA;

"**Alternative Transaction**" has the meaning ascribed thereto in Section 4 of the Circular, "Agreements Related to the Offer — Lock-Up Agreements — Change in Nature of Transaction";

"**AMF**" means the Québec Autorité des marchés financiers;

"**AMF Policy Q-27**" means Policy Q-27 of the AMF, as amended;

"**Appointee**" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance — Power of Attorney";

"**Appropriate Regulatory Approvals**" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required in connection with the commencement of the Offer or the consummation of the Offer;

"**associate**" has the meaning ascribed thereto in the OBCA;

"**Associate**" has the meaning ascribed thereto in the 2005 Annual Information Form of Shoppers;

"**Board of Directors**" means the board of directors of MediSystem;

"**business combination**", unless otherwise defined, has the meaning ascribed thereto in OSC Rule 61-501;

"**Cash Alternative**" has the meaning ascribed thereto in Section 1 of the Offer, "The Offer";

"**CBCA**" means the *Canada Business Corporations Act*, as amended;

"**CDS**" means The Canadian Depositary for Securities Limited;

"**Circular**" means the take-over bid circular accompanying the Offer and forming part thereof;

"**Combination Alternative**" has the meaning ascribed thereto in Section 1 of the Offer, "The Offer";

"**Company**" or "**MediSystem**" means MediSystem Technologies Inc., a company incorporated under the laws of the Province of Ontario;

"**Company Material Adverse Effect**" means any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, material and adverse to the assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise) business, operations, capitalization or financial condition (including cash resources) of MediSystem and its Subsidiaries taken as a whole other than changes, effects, events, occurrences or states of facts relating solely to (a) any change, effect, event, occurrence or state of facts relating to the North American economy or securities markets in general, (b) changes affecting generally the industries in which MediSystem or any of its Subsidiaries conducts business provided, however, that such change or changes do not relate, directly or indirectly, to any amendment either (i) proposed, (ii) enacted, or (iii) otherwise publicly announced, following the date hereof to either (w) the *Transparent Drug System for Patients Act, 2006* (Ontario), (x) the *Drug Interchangeability and Dispensing Fee Act* (Ontario), (y) the *Ontario*

Drug Benefit Act or (z) any similar legislation, (c) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof, or (d) any change in the market price or trading volume of the MediSystem Shares related to the Support Agreement and the Offer or the announcement thereof, or primarily resulting from a change, effect, event, occurrence or state of facts excluded from this definition of Company Material Adverse Effect under clauses (a), (b) or (c) hereof; provided, however, that such change, effect, event, occurrence or state of facts referred to in clause (a), (b), (c) or (d) above does not primarily relate only to (or have the effect of primarily relating only to) MediSystem and its Subsidiaries, taken as a whole, or disproportionately adversely affect MediSystem and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which MediSystem operates;

"**Company Public Documents**" means all forms, reports, schedules, statements and other documents required to be filed by MediSystem since January 1, 2004, with all applicable securities regulatory authorities, the TSX and all other applicable self-regulatory organizations;

"**Compulsory Acquisition**" has the meaning ascribed thereto in Section 7 of the Circular, "Acquisition of MediSystem Shares Not Deposited — Compulsory Acquisition";

"**Confidentiality Agreement**" has the meaning ascribed thereto in Section 4 of the Circular, "Agreements Related to the Offer — Confidentiality Agreement";

"**CRA**" has the meaning ascribed thereto in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"**Depositary**" means CIBC Mellon Trust Company;

"**Deposit Period**" means the period commencing on the date hereof and ending at the Expiry Time;

"**Deposited Securities**" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance — Dividends and Distributions";

"**Dissenting Offeree**" has the meaning ascribed thereto in Section 7 of the Circular, "Acquisition of MediSystem Shares Not Deposited — Compulsory Acquisition";

"**Distributions**" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance — Dividends and Distributions";

"**Effective Date**" means the date on which Shoppers first pays for MediSystem Shares deposited to the Offer;

"**Elected Amount**" has the meaning ascribed thereto in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Sale Pursuant to the Offer";

"**Eligible Holder**" has the meaning ascribed thereto in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations— Holders Resident in Canada — Sale Pursuant to the Offer";

"**Eligible Institution**" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or bank and trust companies in the United States;

"**Exchange Ratio**" means, subject to adjustment in certain circumstances as described in Section 1 of the Offer, "The Offer", the number, calculated to four decimal places, equal to $3.75 per MediSystem Share divided by the Shoppers Share Reference Price;

"**Expiry Date**" means September 20, 2006, or such later date or dates as may be fixed by Shoppers from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer";

"**Expiry Time**" means 8:00 p.m., Toronto time, on the Expiry Date, or such later time as may be fixed by Shoppers from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer";

"**fully-diluted basis**" means a basis which assumes that the number of MediSystem Shares outstanding is that number which would be outstanding if all rights to acquire MediSystem Shares were exercised, other than those which are not, and cannot in accordance with their terms become, exercisable prior to the Expiry Time;

"**Governmental Entity**" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, (c) any self-regulatory authority, (d) the TSX, or (e) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**Holder**" has the meaning ascribed thereto in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"**Initial Expiry Date**" means the Expiry Date in effect, prior to any extension, immediately prior to the initial Take-Up Date;

"**Laws**" means all laws (including common law), by-laws, statutes, rules, regulations, principles of law, orders, ordinances, judgments, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or licence of any Governmental Entity and the term "**applicable**" with respect to such laws and in a context that refers to one or more Persons, means such laws as are applicable to such Person or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"**Letter of Acceptance and Transmittal**" means the Letter of Acceptance and Transmittal in the form printed on blue paper accompanying the Offer and Circular;

"**Lock-Up Agreements**" means the lock-up agreements dated July 27, 2006 between Shoppers and each of the Locked-Up Shareholders holding, in aggregate, approximately 42% of the MediSystem Shares (on a fully-diluted basis);

"**Locked-Up Shareholders**" means, collectively, Gary Chin, Michael Gleason, Paul Little and Dr. Robert Tocchio, each of which has entered into a Lock-Up Agreement with Shoppers;

"**Locked-Up Shares**" has the meaning ascribed thereto in Section 4 of the Circular, "Agreements Related to the Offer — Lock-Up Agreements";

"**MediSystem Shares**" means the issued and outstanding common shares of MediSystem;

"**MediSystem Special Committee**" has the meaning ascribed thereto in Section 3 of the Circular, "Background to the Offer";

"**Minimum Tender Condition**" has the meaning ascribed thereto in paragraph (a) of Section 4 of the Offer, "Conditions of the Offer";

"**Non-Resident Holder**" has the meaning ascribed thereto in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada";

"**Notice of Guaranteed Delivery**" means the Notice of Guaranteed Delivery in the form printed on green paper accompanying the Offer and Circular;

"**OBCA**" means the *Business Corporations Act* (Ontario), as amended;

"**Offer**" means the offer to purchase MediSystem Shares made hereby to Shareholders, the terms and conditions of which are set forth in the Offer, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery;

"**Offeror**" or "**Shoppers**" means Shoppers Drug Mart Corporation, a corporation continued under the Laws of Canada;

"**Offeror's Notice**" has the meaning ascribed thereto in Section 7 of the Circular, "Acquisition of MediSystem Shares Not Deposited — Compulsory Acquisition";

"**Options**" means (a) Plan Options, and (b) the compensation options expiring August 11, 2007 entitling the holders to purchase 123,182 MediSystem Shares at a price of $2.75 per MediSystem Share;

"**OSC**" means the Ontario Securities Commission;

"**OSC Rule 61-501**" means OSC Rule 61-501, as amended;

"**Person**" includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"**Plan Options**" means options to purchase MediSystem Shares granted under the Share Option Plan;

"**Proposed Agreement**" has the meaning ascribed thereto in Section 4 of the Circular, "Agreements Related to the Offer — Support Agreement — Right to Match Superior Proposal";

"**Proposed Amendments**" has the meaning ascribed thereto in Section 18 of the Circular, "Certain Federal Canadian Income Tax Considerations";

"**Purchased Securities**" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance — Power of Attorney";

"**Resident Holder**" has the meaning ascribed thereto in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada";

"**Securities Act**" means the *Securities Act* (Ontario), as amended, and the regulations and rules made thereunder;

"**Securities Laws**" means, collectively, the Securities Act and all other applicable provincial securities Laws, rules and regulations and published policies thereunder in Canada;

"**Share Alternative**" has the meaning ascribed thereto in Section 1 of the Offer, "The Offer";

"**Shareholder**" means a holder of MediSystem Shares;

"**Share Option Plan**" means the share option plan for directors, officers, employees, consultants and personal holding corporations controlled by a director or senior officer of MediSystem dated January 2001, as amended;

"**Shoppers Material Adverse Effect**" means any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, material and adverse to the assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise) business, operations, capitalization or financial condition (including cash resources) of Shoppers and its Subsidiaries taken as a whole other than changes, effects, events, occurrences or states of facts relating solely to (a) any change, effect, event, occurrence or state of facts relating to the North American economy or securities markets in general, (b) changes affecting generally the industries in which Shoppers or any of its Subsidiaries conducts business, provided, however, that such change or changes do not relate, directly or indirectly, to any amendment either (i) proposed, (ii) enacted, or (iii) otherwise publicly announced, following the date hereof, to either (w) the *Transparent Drug System for Patients Act, 2006* (Ontario), (x) the *Drug Interchangeability and Dispensing Fee Act* (Ontario), (y) the *Ontario Drug Benefit Act* or (z) any similar legislation, (c) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof, or (d) any change in the market price or trading volume of the common shares of Shoppers related to this Agreement and the Offer or the announcement thereof, or primarily resulting from a change, effect, event, occurrence or state of facts excluded from this definition of Shoppers Material Adverse Effect under clauses (a), (b) or (c) hereof; provided, however, that such change, effect, event, occurrence or state of facts referred to in clause (a), (b), (c) or (d) above does not primarily relate only to (or have the effect of primarily relating only to) Shoppers and its Subsidiaries, taken as a whole, or disproportionately adversely affect Shoppers and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which Shoppers operates;

"**Shoppers Shares**" means the issued and outstanding common shares of Shoppers;

"**Shoppers Share Reference Price**" means the volume weighted average trading price of the Shoppers Shares on the TSX over the five business days ending one business day prior to the Initial Expiry Date;

"**Shoppers Shareholder Rights Plan**" has the meaning ascribed thereto in Section 1 of the Circular, "Shoppers —Shoppers Shareholder Rights Plan";

"**Specified Number**" has the meaning ascribed thereto in Section 1 of the Offer, "The Offer";

"**Subsequent Acquisition Transaction**" has the meaning ascribed thereto in Section 7 of the Circular, "Acquisition of MediSystem Shares Not Deposited — Subsequent Acquisition Transaction";

"**Subsidiary**" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned, directly or indirectly, by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

"**Superior Proposal**" has the meaning ascribed thereto in Section 4 of the Circular, "Agreements Related to the Offer — Support Agreement — Non-Solicitation Obligation of MediSystem";

"**Support Agreement**" means the Support Agreement dated July 27, 2006 between Shoppers and MediSystem that sets forth the terms and conditions subject to which the Offer is to be made by Shoppers;

"**Take-Up Date**" means a date upon which Shoppers takes up or acquires MediSystem Shares under the Offer;

"**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder, as amended;

"**Transition Date**" means the earlier of (a) the termination of the Support Agreement, and (b) the appointment or election to the Board of Directors of Persons designated by Shoppers who represent a majority of the directors of MediSystem; and

"**TSX**" means the Toronto Stock Exchange.

OFFER

August 14, 2006

TO: THE HOLDERS OF COMMON SHARES OF MEDISYSTEM TECHNOLOGIES INC.

1. The Offer

Shoppers hereby offers to purchase, upon the terms and subject to the conditions of the Offer, all of the issued and outstanding MediSystem Shares, including any MediSystem Shares that may become issued and outstanding after the date of this Offer but before the Expiry Time upon the exercise of any existing Options or other rights to purchase MediSystem Shares, on the basis of, at the election of each Shareholder,

(a) $3.80 in cash for each MediSystem Share deposited to the Offer by such Shareholder (the "Cash Alternative"), or

(b) $0.05 in cash and that fraction of a Shoppers Share as is equal to the Exchange Ratio for each MediSystem Share deposited to the Offer by such Shareholder (the "Share Alternative"), or

(c) any combination of cash and Shoppers Shares for each MediSystem Share deposited to the Offer by such Shareholder determined on the basis of the sum of (i) $3.80 in cash multiplied by the number of MediSystem Shares specified by the Shareholder (the "Specified Number") (such number not to exceed the total number of MediSystem Shares deposited to the Offer by the Shareholder), and (ii) $0.05 in cash and that fraction of a Shoppers Share as is equal to the Exchange Ratio for each such MediSystem Share multiplied by the number of MediSystem Shares remaining when the Specified Number is subtracted from the number of MediSystem Shares deposited to the Offer by such Shareholder, divided by (iii) the number of MediSystem Shares deposited to the Offer by such Shareholder (the "Combination Alternative"),

in each case, as elected by the Shareholder in the applicable Letter of Acceptance and Transmittal.

The $3.80 price per MediSystem Share pursuant to the Offer is based on 23,652,588 MediSystem Shares outstanding on a fully-diluted basis and that MediSystem will not declare or pay any dividends or other distributions on the MediSystem Shares. Pursuant to the Support Agreement, (a) the $3.80 price per MediSystem Share will be adjusted accordingly (i.e., a reduction in the value per MediSystem Share) if the number of outstanding MediSystem Shares, on a fully-diluted basis, is greater than this amount on the Effective Date in any material respect, unless Shoppers has consented to such increase in the number of the MediSystem Shares in writing, and (b) the price per MediSystem Share will also be adjusted downward to reflect the declaration or payment of any dividend or distribution by MediSystem on or after the date of the Support Agreement.

Any Shareholder who fails to complete the Letter of Acceptance and Transmittal electing the Share Alternative or the Combination Alternative or who does not properly elect any of the Cash Alternative, the Share Alternative or the Combination Alternative with respect to any MediSystem Shares deposited by such Shareholder pursuant to the Offer will be deemed to have elected the Cash Alternative and will be entitled to receive $3.80 in cash as consideration for each of such Shareholder's MediSystem Shares deposited to the Offer.

The Offer is being made only for MediSystem Shares and not for any Options or other rights to acquire MediSystem Shares. Any holder of such Options or other rights to acquire MediSystem Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable Laws, fully exercise such Options or other rights in order to obtain certificates representing MediSystem Shares that may be deposited in accordance with the terms of the Offer.

The Share Option Plan provides that in the event of a take-over bid for the MediSystem Shares, optionees under the Share Option Plan have the right to exercise all of their outstanding Plan Options (including previously unvested Plan Options), conditional upon tendering the resulting MediSystem Shares to the take-over bid. Accordingly, holders of Plan Options, including previously unvested Plan Options, will have the right to exercise their Plan Options and tender MediSystem Shares issued as a result of such exercise to the Offer pursuant to the existing terms of the Share Option Plan. However, if such MediSystem Shares are not so tendered for any reason, or, if tendered, are not, for any reason, taken up and paid for by Shoppers pursuant to the Offer, the terms of the Share Option Plan provide that any such MediSystem Shares so purchased by the optionee shall be and shall be deemed to be cancelled and returned to the treasury of MediSystem and that MediSystem shall refund to the optionee all consideration paid by it in the initial purchase. Optionees under the Share Option Plan should consult their own tax advisors regarding the exercise of their outstanding Plan Options and tender of their resulting MediSystem Shares to the Offer.

No fractional Shoppers Share will be issued in connection with the Offer. Instead of receiving any fractional Shoppers Shares, Shareholders shall receive a cash payment in Canadian dollars equal to such fraction multiplied by the Shoppers Share Reference Price. For the purposes of determining any cash payment, MediSystem Shares deposited by a registered Shareholder shall be aggregated.

The accompanying Circular, Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery, which are incorporated into and form part of the Offer, contain important information that should be read carefully before making a decision with respect to the Offer.

2. Time for Acceptance

The Offer is open for acceptance until the Expiry Time, being 8:00 p.m., Toronto time, on September 20, 2006, unless the Offer is withdrawn by Shoppers or until such other time and date as extended by Shoppers or accelerated in accordance with the terms of the Support Agreement. The Expiry Time may be extended at Shoppers' sole discretion pursuant to Section 5 of the Offer, "Extension and Variation of the Offer".

3. Manner of Acceptance

Letters of Acceptance and Transmittal

The Offer may be accepted by delivering to the Depositary at any of the offices listed in the Letter of Acceptance and Transmittal accompanying the Offer and Circular so as to arrive there not later than the Expiry Time:

(a) a Letter of Acceptance and Transmittal (printed on blue paper) in the form accompanying the Offer and Circular or a manually executed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Acceptance and Transmittal;

(b) any other document required by the instructions set out in the Letter of Acceptance and Transmittal; and

(c) the certificate or certificates representing the MediSystem Shares in respect of which the Offer is being accepted.

In addition, MediSystem Shares may be deposited in compliance with the procedures set forth below for guaranteed delivery not later than the Expiry Time. The Offer will be deemed to be accepted only if the Depositary has actually received the required documents before the Expiry Time.

Participants of CDS should contact CDS with respect to the deposit of their MediSystem Shares under the Offer. CDS will be issuing instructions to its participants as to the method of depositing such MediSystem Shares under the terms of the Offer. No fee or commission will be payable by Shareholders who deposit their MediSystem Shares pursuant to the Offer directly to the Depositary.

Signature Guarantees

No signature guarantee is required on the Letter of Transmittal if:

(a) the Letter of Transmittal is signed by the registered holder of the MediSystem Shares exactly as the name of the registered holder appears on the MediSystem Share certificate deposited therewith, and the cash payable or the cash payable and the certificates for Shoppers Shares issuable, in each case under the Offer, are to be delivered directly to such registered holder, or

(b) MediSystem Shares are deposited for the account of an Eligible Institution.

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing MediSystem Shares is registered in the name of a Person other than the signatory of a Letter of Transmittal or if the cash payable or the cash payable and the certificates for Shoppers Shares issuable are to be delivered to a Person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered holder appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit MediSystem Shares pursuant to the Offer and the certificate(s) representing the MediSystem Shares is(are) not immediately available or the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary at or prior to the Expiry Time, those MediSystem Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a) the deposit is made by or through an Eligible Institution;

(b) a Notice of Guaranteed Delivery (printed on green paper) in the form accompanying the Offer and Circular or a facsimile thereof, properly completed and duly executed, including a guarantee by an Eligible Institution in the form specified in the Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto as set out in the Notice of Guaranteed Delivery at or prior to the Expiry Time; and

(c) the certificate(s) representing deposited MediSystem Shares in proper form for transfer with respect to such MediSystem Shares, together with a Letter of Acceptance and Transmittal in the form accompanying the Offer and Circular or a manually executed facsimile thereof, properly completed and duly executed, with any required signature guarantees and all other documents required by the Letter of Acceptance and Transmittal, are received by the Depositary at its office in Toronto as set out in the Notice of Guaranteed Delivery at or prior to 5:00 p.m., Toronto time, on the third trading day on the TSX after the date on which the Expiry Time occurs.

The Notice of Guaranteed Delivery may be delivered by hand, by courier, by mail or transmitted by facsimile to the Depositary at its office in Toronto as set out in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. **Delivery of the Notice of Guaranteed Delivery and the Letter of Acceptance and Transmittal and accompanying share certificate(s) to any office other than such office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.**

General

In all cases, payment for MediSystem Shares deposited and taken up by Shoppers will be made only after timely receipt by the Depositary of the certificates representing the MediSystem Shares, a Letter of Acceptance and Transmittal or a manually executed facsimile thereof, properly completed and duly executed, covering those MediSystem Shares with the signatures guaranteed, if required, in accordance with the instructions set out in the Letter of Acceptance and Transmittal, and any other required documents.

The method of delivery of certificates representing MediSystem Shares, the Letter of Acceptance and Transmittal and all other required documents is at the option and risk of the Person depositing the same. Shoppers recommends that all such documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

Shareholders wishing to accept the Offer whose MediSystem Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their MediSystem Shares.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any MediSystem Shares deposited pursuant to the Offer will be determined by Shoppers in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. Shoppers reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the Laws of any jurisdiction. Shoppers reserves the absolute right to waive any defects or irregularities in the deposit of any MediSystem Shares. No deposit of MediSystem Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. There shall be no duty or obligation on Shoppers or the Depositary or any other Person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. Shoppers' interpretation of the terms and conditions of the Offer, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery will be final and binding.

Shoppers reserves the right to permit the Offer to be accepted in a manner other than that set out above.

Under no circumstances will any amount be paid by Shoppers or the Depositary by reason of any delay in exchanging any MediSystem Shares or in making payments for MediSystem Shares or in lieu of fractional Shoppers Shares to any Person on account of MediSystem Shares accepted for exchange or payment pursuant to the Offer.

Dividends and Distributions

Subject to the terms and conditions of the Offer, by accepting the Offer pursuant to the procedures set forth above, a Shareholder deposits, sells, assigns and transfers to Shoppers all right, title and interest in and to the MediSystem Shares covered by the Letter of Acceptance and Transmittal delivered to the Depositary (the "Deposited Securities") and in and to all rights and benefits arising from such Deposited Securities including, without limitation, any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Securities or any of them on and after the date of the Offer (other than any dividend, distribution or payment in respect of which a reduction in the price of the Offer is made pursuant to Section 10 of the Offer, "Dividends and Distributions; Liens"), including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, "Distributions").

Power of Attorney

An executed Letter of Acceptance and Transmittal irrevocably appoints each of the Depositary, certain officers of Shoppers and any other Person designated by Shoppers in writing (each an "Appointee") as the true and lawful agents, attorneys and attorneys-in-fact and proxies of the depositing Shareholder with respect to the Deposited Securities taken up and paid for under the Offer (which securities upon being taken up and paid for are, together with any Distributions thereon, hereinafter referred to as the "Purchased Securities"), effective on and after the date that Shoppers takes up and pays for such Deposited Securities, with full power of substitution and resubstitution (such power of attorney being coupled with an interest and thereby being irrevocable) of the depositing Shareholder. The Letter of Acceptance and Transmittal authorizes an Appointee, in the name and on behalf of such Shareholder, (a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of MediSystem, (b) for so long as any Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including without limitation to vote, execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to Shoppers in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent to designate in such instrument, authorization or consent any Person or Persons as the proxy of such Shareholder in respect of the Purchased Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of MediSystem, and (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Shareholder.

A Shareholder accepting the Offer under the terms of the Letter of Acceptance and Transmittal revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Securities or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Securities or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Securities are not taken up and paid for under the Offer. A Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of MediSystem and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to Shoppers any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and to appoint in any such instruments of proxy, authorizations or consents the Person or Persons specified by Shoppers as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such Person with respect thereto.

Further Assurances

A Shareholder accepting the Offer covenants under the terms of the Letter of Acceptance and Transmittal to execute, upon request of Shoppers, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to Shoppers and acknowledges that all authority therein conferred or agreed to be conferred is irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of such holder.

Depositing Shareholders' Representations and Warranties

The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a Depositing Shareholder and Shoppers in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Shareholder that (a) the Person signing the Letter of Acceptance and Transmittal has full power and authority to deposit, sell, assign and transfer the Deposited Securities and any Distributions being deposited to the Offer, (b) the Deposited Securities and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Securities and Distributions to any other Person, (c) the deposit of the Deposited Securities and Distributions complies with applicable Laws, and (d) when the Deposited Securities and Distributions are taken up and paid for by Shoppers, Shoppers will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

4. Conditions of the Offer

Notwithstanding any other provision of the Offer, Shoppers shall have the right to withdraw the Offer and shall not be required to take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any MediSystem Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by Shoppers at or prior to the Expiry Time:

(a) there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of MediSystem Shares which, together with the MediSystem Shares directly or indirectly owned by Shoppers, constitutes at least 66⅔% of the outstanding MediSystem Shares (on a fully-diluted basis) at the Expiry Time (the "Minimum Tender Condition");

(b) all government or regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, orders, rulings, decisions, and exemptions required by law, policy or practice (other than as referred to in paragraph (c) below), including, without limitation, those of any provincial securities authorities, stock exchanges or other securities regulatory authorities, shall have been obtained or waived on terms satisfactory to Shoppers, in its sole discretion, acting reasonably;

(c) no act, action, suit or proceeding shall have been taken before or by any Governmental Entity (including, without limitation, by any individual, company, firm, group or other entity) in Canada or elsewhere, whether or not having the force of Law, and no Law shall have been proposed, amended, enacted, promulgated or applied, in either case:

(i) to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by or the sale to Shoppers of the MediSystem Shares or the right of Shoppers to own or exercise full rights of ownership of the MediSystem Shares;

(ii) which, if the Offer were consummated, would reasonably be expected to have a Company Material Adverse Effect or a Shoppers Material Adverse Effect; or

(iii) which would adversely affect the ability of Shoppers to effect a Subsequent Acquisition Transaction;

(d) there shall not exist any prohibition at Law against Shoppers making the Offer or taking up and paying for any MediSystem Shares deposited under the Offer or completing any Subsequent Acquisition Transaction;

(e) all necessary orders, authorizations or consents which Shoppers shall have determined in its sole discretion, acting reasonably, are necessary or desirable under all applicable Securities Laws for the offering and issuance of the Shoppers Shares under the Offer shall have been obtained;

(f) Shoppers shall have determined in its sole discretion, acting reasonably, that since the date of the Support Agreement, there shall not exist or have occurred (or, if there does exist or has previously occurred, there shall not have been disclosed, generally or to Shoppers in writing prior to the date of the Support Agreement) any change (or any condition, event, circumstance or development involving a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, share or debt ownership, results of operations, cash flows, properties, articles, by-laws, licenses, permits, rights, or privileges, whether contractual or otherwise, or liabilities (including without limitation any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), of MediSystem or any of its Subsidiaries which, when considered either individually or in the aggregate, has resulted in or would reasonably be expected to result in a Company Material Adverse Effect;

(g) Shoppers shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings (filed before the date of the Support Agreement) in relation to all matters covered in earlier filings), in any Company Public Document;

(h) the Board of Directors shall not have withdrawn any recommendation made by it that Shareholders accept the Offer or issued a recommendation in a manner that has substantially the same effect;

(i) the representations and warranties of the Locked-Up Shareholders in the Lock-Up Agreements shall have been, as of the date made, and be, at the time immediately prior to the Expiry Time, true and correct in all material respects and the Locked-Up Shareholders shall not have failed to perform in any material respect any of the covenants or to comply with any of the agreements to be performed and complied with by the Locked-Up Shareholders under the Lock-Up Agreements;

(j) Shoppers shall have determined, acting reasonably, that there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence, or any Law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever, that materially adversely affects or involves, or could reasonably be expected to materially adversely affect or involve, the North American financial, banking or capital markets generally;

(k) at the Expiry Time, all representations and warranties of MediSystem in the Support Agreement: (i) that are qualified by a reference to Company Material Adverse Effect or materiality shall be true and correct in all respects, and (ii) that are not qualified by a reference to a Company Material Adverse Effect or materiality shall be true and correct in all material respects;

(l) at the Expiry Time, MediSystem shall have observed and performed its covenants in the Support Agreement in all material respects to the extent that such covenants were to have been observed or performed by MediSystem at or prior to the Expiry Time;

(m) at the Expiry Time, Shoppers shall have received, not more than seven hours before the Expiry Time, a certificate of MediSystem, signed by two senior officers (without personal liability) satisfactory to Shoppers, acting reasonably, certifying the foregoing after due inquiry; and

(n) the Support Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions are for the exclusive benefit of Shoppers and may be asserted by Shoppers regardless of the circumstances giving rise to any such condition. Shoppers may, in Shoppers' sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which Shoppers may have, provided that Shoppers may not waive the Minimum Tender Condition in order to acquire less than 50.01% of the MediSystem Shares without the prior written consent of the Company. The failure by Shoppers at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right, and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice, or other communication confirmed in writing by Shoppers to that effect, to the Depositary at its principal office in Toronto. Forthwith after giving any such notice, Shoppers will make a public announcement of such waiver or withdrawal, cause the Depositary, if required by Law, as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 11 of the Offer, "Notices and Delivery", and provide a copy of the aforementioned public announcement to the TSX. If the Offer is withdrawn, Shoppers shall not be obligated to take up or pay for any MediSystem Shares deposited under the Offer, and the Depositary will, at Shoppers' expense, promptly return all certificates representing deposited MediSystem Shares, Letters of Acceptance and Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited. See Section 8 of the Offer, "Return of Deposited MediSystem Shares".

5. Extension and Variation of the Offer

The Offer is open for acceptance until but not after the Expiry Time, unless the Offer is withdrawn or is extended by Shoppers.

Shoppers expressly reserves the right, in its sole discretion, at any time and from time to time during the Deposit Period or at any other time if permitted by Law, in accordance with and subject to the provisions of the Support Agreement, to extend the Deposit Period or to vary the Offer by giving written or other communication confirmed in writing of such extension or variation to the Depositary at its principal office in Toronto, and by causing the Depositary as soon as practicable thereafter to communicate such notice to all Shareholders whose MediSystem Shares have not been taken up prior to the extension or variation in the manner set forth in Section 11 of the Offer, "Notices and Delivery". Shoppers will as soon as practicable after giving notice of an extension or variation to the Depositary make a public announcement of the extension or variation and provide a copy of the notice to the TSX. Any notice of extension or variation will be deemed to have been given and be effective at the time on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Toronto. Notwithstanding the foregoing, the Offer may not be extended by Shoppers if all of the terms and conditions of the Offer, except those waived by Shoppers, have been fulfilled or complied with, unless Shoppers first takes up all of the MediSystem Shares validly deposited under the Offer and not withdrawn. The Support Agreement provides that Shoppers may, in its sole discretion, modify or waive any term or condition of the Offer, provided that Shoppers shall not, without the prior written consent of MediSystem, (a) modify or waive the Minimum Tender Condition (provided that, for certainty, Shoppers may in its sole discretion without the prior written consent of MediSystem waive or decrease the Minimum Tender Condition (provided that it may not waive or decrease the Minimum Tender Condition in order to acquire less than 50.01% of the MediSystem Shares outstanding (calculated on a fully-diluted basis))), (b) decrease the consideration offered (except for a proportionate reduction in circumstances where, following the date of the Support Agreement, MediSystem has declared, set aside or paid a dividend or Distribution (whether in cash, stock, property or otherwise) with respect to the MediSystem Shares), (c) change the form of the consideration offered (other than to add additional consideration), (d) impose additional conditions to the Offer, or (e) otherwise modify the Offer (or any terms or conditions thereof) in a manner that is adverse to MediSystem or the Shareholders.

Where the terms of the Offer are varied, the Deposit Period will not expire before 10 days after the notice of such variation has been given to Shareholders, unless otherwise permitted by applicable Law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable securities regulatory authorities.

If, at any time before the Expiry Time or at any time after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, each as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Shoppers or of an affiliate of Shoppers unless it is a change in a material fact relating to the Shoppers Shares), Shoppers will give written notice of such change to the Depositary at its principal office in Toronto, and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 11 of the Offer, "Notices and Delivery", to all holders of the MediSystem Shares whose MediSystem Shares have not been taken up pursuant to the Offer at the date of the occurrence of the change, if required by applicable Law. Shoppers will as soon as practicable after giving notice of a change in information to the Depositary make a public announcement of the change in information and provide a copy of the public announcement to the TSX. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

During any such extension or in the event of any such variation or change in information, all of the MediSystem Shares deposited and not taken up or withdrawn will remain subject to the Offer and may be taken up by Shoppers in accordance with the terms of the Offer, subject to Section 6 of the Offer, "Withdrawal of Deposited MediSystem Shares". An extension of the Deposit Period, a variation of the Offer or a change to information does not constitute a waiver by Shoppers of its rights under Section 4 of the Offer, "Conditions of the Offer".

If the consideration being offered for the MediSystem Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose MediSystem Shares are taken up under the Offer without regard to when such MediSystem Shares are taken up by Shoppers.

6. Withdrawal of Deposited MediSystem Shares

Except as otherwise stated in this Section 6, all deposits of MediSystem Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable Law, any MediSystem Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a) at any time before the MediSystem Shares have been taken up by Shoppers pursuant to the Offer;

(b) at any time before the expiration of 10 days from the date upon which either:

   (i) a notice of change relating to a change which has occurred in the information contained in the Offer, which change is one that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Shoppers or of an affiliate of Shoppers unless it is a change in a material fact relating to the Shoppers Shares) in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

   (ii) a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the MediSystem

Shares pursuant to the Offer where the time for deposit is not extended for a period greater than 10 days),

is mailed, delivered or otherwise properly communicated, but only if such deposited MediSystem Shares have not been taken up by Shoppers at the time of the notice and subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities; or

(c) at any time after three business days from the date Shoppers takes up the MediSystem Shares, if such MediSystem Shares have not been paid for by Shoppers.

If Shoppers waives any terms or conditions of the Offer and extends the Offer in circumstances where the rights of withdrawal set forth in Section 6(b) above are applicable, the Offer shall be extended without Shoppers first taking up the MediSystem Shares which are subject to the rights of withdrawal.

Withdrawals of MediSystem Shares deposited under the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be received by the Depositary at the place of deposit of the applicable MediSystem Shares within the time limits indicated above. Notice of withdrawal must (a) be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy, (b) be signed by the Person who signed the Letter of Acceptance and Transmittal accompanying, or the Notice of Guaranteed Delivery in respect of, the MediSystem Shares which are to be withdrawn, and (c) specify such Person's name, the number of the MediSystem Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the MediSystem Shares to be withdrawn. The withdrawal will take effect upon actual receipt by the Depositary of the properly completed and executed notice of withdrawal. Any signature on the notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Acceptance and Transmittal (as described in the instructions set out in such letter), except in the case of the MediSystem Shares deposited for the account of an Eligible Institution. None of Shoppers, the Depositary or any other Person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or shall incur any liability for failure to give such notice.

If Shoppers extends the period of time during which the Offer is open, is delayed in taking up or exchanging the MediSystem Shares or is unable to take up or exchange MediSystem Shares for any reason, then, without prejudice to Shoppers' other rights under the Offer, the Depositary may, subject to applicable Law, retain on behalf of Shoppers all Deposited Securities and Distributions, and such MediSystem Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section or pursuant to applicable Law.

Withdrawals may not be rescinded and any MediSystem Shares withdrawn will thereafter be deemed not validly deposited for purposes of the Offer. However, withdrawn MediSystem Shares may be redeposited at any time at or prior to the Expiry Time by again following one of the procedures described in Section 3 of the Offer, "Manner of Acceptance".

In addition to the foregoing rights of withdrawal, holders of MediSystem Shares in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See Section 24 of the Circular, "Offerees' Statutory Rights".

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by Shoppers in its sole discretion, and such determination will be final and binding.

7. Take Up and Payment for Deposited MediSystem Shares

Upon the terms and subject to the conditions of the Offer (including but not limited to the conditions specified in Section 4 of the Offer, "Conditions of the Offer"), Shoppers will take up MediSystem Shares validly deposited under the Offer and not withdrawn pursuant to Section 6 of the Offer, "Withdrawal of Deposited MediSystem Shares", not later than 10 days after the Expiry Time and will pay for the MediSystem Shares taken up as soon as possible, but in any event not later than three business days after taking up of the MediSystem Shares.

Any MediSystem Shares deposited under the Offer after the first date on which MediSystem Shares have been taken up by Shoppers will be taken up and paid for not later than 10 days after such deposit.

Subject to applicable Law, Shoppers expressly reserves the right in its sole discretion to delay or otherwise refrain from taking up and paying for any MediSystem Shares or to terminate the Offer and not take up or pay for any MediSystem Shares if any condition specified in Section 4 of the Offer, "Conditions of the Offer", is not satisfied or waived by Shoppers, in whole or in part, by giving written notice thereof, or other communication confirmed in writing, to the Depositary at its principal office in Toronto. Shoppers also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for MediSystem Shares in order to comply, in whole or in part, with any applicable Law. Shoppers will not, however, take up and pay for any MediSystem Shares deposited under the Offer unless it simultaneously takes up and pays for all MediSystem Shares then validly deposited under the Offer and not withdrawn.

Shoppers will be deemed to have taken up MediSystem Shares validly deposited under the Offer and not withdrawn as, if and when Shoppers gives written notice or other communication confirmed in writing to the Depositary to that effect.

Shoppers will pay for MediSystem Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient certificates representing the Shoppers Shares and sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by Shoppers or the Depositary to Persons depositing the MediSystem Shares on the purchase price of the MediSystem Shares purchased by Shoppers, regardless of any delay in making such payment. The Depositary will act as the agent of Persons who have deposited MediSystem Shares in acceptance of the Offer for the purposes of receiving cash payment or cash payment and Shoppers Shares certificates from Shoppers and transmitting such cash payment or cash payment and Shoppers Shares certificates to such Persons, and receipt thereof by the Depositary shall be deemed to constitute receipt thereof by Persons depositing MediSystem Shares.

Settlement with each Shareholder who has validly deposited and not withdrawn its MediSystem Shares will be made by the Depositary forwarding a cheque (except for payments in excess of $25 million, which will be made by wire transfer) payable in Canadian funds representing the cash consideration or the cash consideration and share certificates representing the Shoppers Shares to which such Shareholder is entitled. Unless otherwise directed in the Letter of Acceptance and Transmittal, the cheque or the cheque and share certificate will be issued in the name of the registered holder of deposited MediSystem Shares. Unless the Person depositing MediSystem Shares instructs the Depositary to hold the cheque or the cheque and share certificate for pick-up by checking the appropriate box in the Letter of Acceptance and Transmittal, the cheque or the cheque and share certificate will be forwarded by first class mail to such Person at the address specified in the Letter of Acceptance and Transmittal. If no address is specified, the cheque or cheque and share certificate will be forwarded to the address of the Shareholder as shown on the share register maintained by or on behalf of MediSystem in respect of the MediSystem Shares. Cheques or cheques and share certificates mailed in accordance with this paragraph will be deemed to have been delivered at the time of mailing.

Depositing Shareholders will not be obligated to pay any brokerage fee or commission if they accept the Offer by depositing their MediSystem Shares directly with the Depositary.

8. Return of Deposited MediSystem Shares

If any deposited MediSystem Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason or if certificates are submitted for more MediSystem Shares than are deposited, certificates for MediSystem Shares that are not purchased will be returned at Shoppers' expense as soon as practicable after the Expiry Time or withdrawal and early termination of the Offer, as the case may be, by sending certificates representing MediSystem Shares not purchased by first class mail in the name of and to the address specified by the Shareholder in the Letter of Acceptance and Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by or on behalf of MediSystem.

9. Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Acceptance and Transmittal or the Notice of Guaranteed Delivery, cheques, share certificates and any other relevant documents will not be mailed if Shoppers determines that delivery thereof by mail may be delayed. Persons entitled to cheques, share certificates and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificates for MediSystem Shares were delivered until such time as Shoppers has determined that delivery by mail will no longer be delayed. Shoppers will provide notice of any determination not to mail under this Section 9 as soon as reasonably practicable after the making of such determination and in accordance with Section 11 of the Offer, "Notices and Delivery". Notwithstanding Section 7 of the Offer, "Take Up and Payment for Deposited MediSystem Shares", cheques, certificates or other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been mailed on the first day upon which they are available for delivery to the depositing Shareholder at the appropriate office of the Depositary.

10. Dividends and Distributions; Liens

If, on or after the date of the Offer, MediSystem should divide, combine, reclassify, consolidate, convert or otherwise change any of the MediSystem Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then Shoppers may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, "Conditions of the Offer", make such adjustments as it deems appropriate to the purchase price or other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefor) to reflect such division, combination, reclassification, consolidation, conversion or other change.

The $3.80 purchase price per MediSystem Share is based on 23,652,588 MediSystem Shares outstanding, on a fully-diluted basis and upon MediSystem not declaring or paying any dividends or other distributions on the MediSystem Shares. Pursuant to the Support Agreement, (a) the $3.80 price per MediSystem Share will be adjusted accordingly (i.e., a reduction in the value per MediSystem Share) if the number of outstanding MediSystem Shares, on a fully-diluted basis, is greater than this amount on the Effective Date in any material respect, unless Shoppers has consented to such increase in the number of MediSystem Shares in writing, and (b) the price per MediSystem Share will also be adjusted downward to reflect the declaration or payment of any dividend or distribution after the date of the Support Agreement.

MediSystem Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by Shoppers free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, rights, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the MediSystem Shares.

If, on or after the date of the Offer, MediSystem should declare, make, pay, allot, reserve or issue any Distribution in respect of MediSystem Shares accepted for purchase pursuant to the Offer which is payable or distributable to the Shareholders on a record date which is prior to the date of transfer of such MediSystem Shares into the name of Shoppers or its nominees or transferees on the share register maintained by or on behalf of MediSystem, then without prejudice to Shoppers' rights under Section 4 of the Offer, "Conditions of the Offer", (a) in the case of any cash dividend, cash distribution or payment in respect of the MediSystem Shares that does not exceed the purchase price per MediSystem Share, the consideration payable per MediSystem Share pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment, and (b) in the case of any cash dividend, cash distribution or payment in respect of the MediSystem Shares that exceeds the purchase price per MediSystem Share, or in the case of any other Distribution, the whole of any such Distribution will be received and held by the depositing Shareholder for the account of and for the benefit of Shoppers and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of Shoppers, accompanied by appropriate documentation of transfer. Pending such remittance pursuant to clause (b), Shoppers will be entitled to all rights and privileges as owner of any such Distribution and may withhold the entire purchase price payable by Shoppers pursuant to the Offer or deduct from the purchase price payable by Shoppers pursuant to the Offer the amount or value of the Distribution, as determined by Shoppers in its sole discretion. The declaration or payment of any such dividend or distribution may have tax consequences not discussed in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations".

11. Notices and Delivery

Without limiting any other lawful means of giving notice, any notice to be given by Shoppers to the Depositary pursuant to the Offer will be deemed to have been properly given to holders of registered MediSystem Shares if it is in writing and is mailed by first class mail, postage prepaid, to registered Shareholders at their respective addresses as shown on the share register maintained by or on behalf of MediSystem in respect of the MediSystem Shares and will be deemed to have been received on the first business day following the date of mailing. For this purpose, "business day" means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services in Canada or in any other jurisdiction following mailing. Except as otherwise required or permitted by Law, in the event of any interruption of or delay in mail services following mailing, Shoppers intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by Law, if post offices in Canada are not open for the deposit of mail, any notice which Shoppers or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is (a) given to the TSX for dissemination through its facilities, (b) published once in the National Edition of *The Globe and Mail* or *The National Post*, or (c) given to the Canada NewsWire Service.

The Offer, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery will be mailed to registered holders of MediSystem Shares or made available in such other manner as is permitted by applicable regulatory authorities, and Shoppers will use its reasonable efforts to furnish such documents to brokers, banks and similar Persons whose names, or the names of whose nominees, appear on the security holder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmission to beneficial owners of MediSystem Shares (and securities exercisable into MediSystem Shares) when such list or listing is received.

Whenever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Acceptance and Transmittal or Notice of Guaranteed Delivery, as applicable. Whenever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at that particular office at the address listed in the Letter of Acceptance and Transmittal or Notice of Guaranteed Delivery, as applicable.

12. Market Purchases

Shoppers reserves the right to and may acquire or cause an affiliate to purchase MediSystem Shares through the facilities of the TSX at any time and from time to time prior to the Expiry Time. In no event will Shoppers make any such purchases of MediSystem Shares through the facilities of the TSX until the third business day following the date of the Offer. If Shoppers purchases MediSystem Shares through the facilities of the TSX while the Offer is outstanding, the MediSystem Shares so purchased shall be counted in any determination as to whether the Minimum Tender Condition has been fulfilled. The aggregate number of MediSystem Shares so purchased by Shoppers through the facilities of the TSX after the date of the Offer and prior to the end of the Deposit Period will not exceed 5% of the outstanding MediSystem Shares as of the date of the Offer, and Shoppers will issue and file a news release forthwith after the close of business of the TSX on each day on which such MediSystem Shares have been purchased. For purposes of this Section 12, "Shoppers" includes Shoppers and any Person acting jointly or in concert with Shoppers.

Subject to applicable Laws, Shoppers and its affiliates reserve the right to make or enter into an arrangement, commitment or understanding prior to the Expiry Time to sell after the Expiry Time any MediSystem Shares taken up and paid for under the Offer.

13. Other Terms of the Offer

Shoppers reserves the right to transfer to one or more affiliates of Shoppers the right to purchase all or any portion of the MediSystem Shares deposited pursuant to the Offer, but any such transfer will not relieve Shoppers of its obligations under the Offer and will in no way prejudice the rights of Persons depositing MediSystem Shares to receive payment for MediSystem Shares validly deposited and accepted for payment pursuant to the Offer.

No broker, dealer or other Person has been authorized to give any information or to make any representation or warranty on behalf of Shoppers or any of its affiliates in connection with the Offer other than as contained in the Offer, and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized. No broker, investment dealer or other Person shall be deemed to be the agent of Shoppers or any of its affiliates or the Depositary for the purposes of the Offer.

The Offer and any agreement resulting from the acceptance of the Offer shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

The Offer is not being made to (nor will deposits of MediSystem Shares be accepted from or on behalf of) holders of MediSystem Shares residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the Laws of such jurisdiction. Shoppers may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of MediSystem Shares in any such jurisdiction.

Shoppers in its sole discretion shall be entitled to make a final and binding determination of all questions relating to the Offer, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawal of MediSystem Shares.

The provisions of the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, form part of the terms and conditions of the Offer.

The Offer and the accompanying Circular together constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

DATED: August 14, 2006

SHOPPERS DRUG MART CORPORATION

By: (Signed) GLENN MURPHY
Chairman and Chief Executive Officer

CIRCULAR

The Circular is furnished in connection with the Offer dated August 14, 2006 by Shoppers to purchase, upon the terms and subject to the conditions described therein, all of the issued and outstanding MediSystem Shares, including any MediSystem Shares that may become issued and outstanding after the date of the Offer upon the exercise of any existing Options or other rights to purchase MediSystem Shares. The terms and provisions of the Offer, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of the Circular. Shareholders should refer to the Offer for details of its terms and conditions, including details as to payment and withdrawal rights. Defined terms used in the Offer are used in the Circular with the same meaning unless the context otherwise requires.

The information concerning MediSystem contained in the Offer and the Circular has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities, and other public sources, unless otherwise indicated, and has not been independently verified by Shoppers. Although Shoppers does not have any knowledge that would indicate that any statements contained herein relating to MediSystem taken from or based upon such documents and records are inaccurate or incomplete, neither Shoppers nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to MediSystem taken from or based upon such documents and records, or for any failure by MediSystem to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Shoppers.

1. Shoppers

Shoppers was incorporated under the OBCA on November 16, 1999. Shoppers was continued by amalgamation under the *Business Corporations Act* (New Brunswick) on January 31, 2000, and it amended its articles to, among other things, change its name from SDM Corporation to its current name on October 24, 2001. Shoppers was subsequently continued under the CBCA on May 30, 2002 and is now governed under the CBCA for corporate Law purposes. Shoppers commenced operations upon acquiring the Shoppers Drug Mart Group, a group of companies which were subsidiaries of Imperial Tobacco Canada Limited. Shoppers' head office is located at 243 Consumers Road, Toronto, Ontario, M2J 4W8, its registered office is also located at 243 Consumers Road, Toronto, Ontario, M2J 4W8 and the telephone number of its head office is (416) 493-1220.

Shoppers is the licensor of full-service retail drug stores operating under the name Shoppers Drug Mart® (Pharmaprix® in Québec). The Shoppers Drug Mart® name is one of Canada's most widely recognized brands. Shoppers has grown steadily by making a significant investment in its store network, development of its Associate concept, and innovative marketing and merchandising techniques. Today, Shoppers is one of the leading players in Canada's retail drug store marketplace.

Documents Incorporated by Reference

The following documents of Shoppers have been filed with the securities regulatory authority in each of the provinces and territories of Canada, and are specifically incorporated by reference into, and form an integral part of, the Circular:

- annual information form for the fiscal year ended December 31, 2005 dated as of March 21, 2006;
- audited consolidated financial statements as at December 31, 2005 and January 1, 2005 and for the 52 week periods then ended, together with the auditors' report thereon and Management's Discussion and Analysis relating to such period;
- unaudited interim consolidated financial statements as at June 17, 2006 and June 18, 2005 and for the 12 and 24 week periods then ended and Management's Discussion and Analysis relating to such periods;
- management proxy circular dated March 27, 2006 in connection with the annual and special meeting of shareholders of Shoppers held on May 4, 2006; and

- material change report filed February 8, 2006 concerning the announcement by Shoppers that its board of directors had increased the quarterly cash dividend on the Shoppers Shares from $0.10 to $0.12 per Shoppers Share.

Any documents of the type referred to above, excluding confidential material change reports, filed by Shoppers with a securities regulatory authority in Canada after the date of the Circular and prior to the termination of the Offer shall be deemed to be incorporated by reference into the Circular.

Any statement contained in the Offer and Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of the Offer and Circular, to the extent that a statement contained in the Offer and Circular or in any other subsequently filed document that also is or is deemed to be incorporated by reference in the Offer and Circular modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of the Offer and Circular, except as so modified or superseded.

Information has been incorporated by reference in the Circular from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Shoppers at Shoppers Drug Mart Corporation, 243 Consumers Road, Toronto, Ontario, Canada, M2J 4W8 or by telephone at (416) 493-1220 and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, the Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of Shoppers at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

Information contained in or otherwise accessed through Shoppers' website, www.shoppersdrugmart.ca, or any other website does not form part of this Offer and Circular. All such references to Shoppers' website or any other website are inactive textual references only.

Share Capital of Shoppers

Shoppers' authorized share capital consists of an unlimited number of Shoppers Shares and an unlimited number of preferred shares, issuable in series without nominal or par value. Shoppers' outstanding share capital is comprised of Shoppers Shares. As at August 3, 2006, 214,150,140 Shoppers Shares were outstanding. As at the same date, Shoppers had issued options to acquire 3,874,429 Shoppers Shares pursuant to its stock-based compensation plans, of which 2,918,234 were exercisable. No preferred shares of Shoppers are outstanding as of the date of the Offer.

Shoppers Shares

The holders of Shoppers Shares are entitled to receive any dividend declared by the board of directors of Shoppers, and are entitled to vote at all meetings of the shareholders of Shoppers except meetings where only the holders of shares of a particular class or of a particular series (other than Shoppers Shares) are entitled to vote, and are entitled to one vote at all such meetings for each Shoppers Share held. In the event of the liquidation, dissolution or winding-up of Shoppers, whether voluntary or involuntary, the holders of Shoppers Shares shall be entitled to receive, after payment of all liabilities of Shoppers and subject to the preferential rights of any class of shares ranking in priority to the Shoppers Shares, the remaining assets and property of Shoppers.

On February 8, 2006, Shoppers announced that its board of directors had declared a dividend of 12 cents per Shoppers Share, payable April 13, 2006 to Shoppers shareholders of record as of the close of business on March 31, 2006, an increase from the prior year's quarterly dividend of 10 cents per Shoppers Share. Shoppers subsequently paid a dividend of 12 cents per Shoppers Share on July 14, 2006. Prior to 2005, Shoppers had not declared or paid any dividends. Subject to capital availability and future cash flow requirements, it is the intention of the board of directors of Shoppers to declare a comparable quarterly dividend on an ongoing basis, resulting in an annualized dividend payment of 48 cents per Shoppers Share in 2006. Shoppers announced on July 19, 2006 that its board of directors had declared a dividend of 12 cents per Shoppers Share, payable October 13, 2006 to shareholders of record as of the close of business on September 29, 2006.

The risk factors relating to the Shoppers Shares are discussed under the Section entitled "Risk and Risk Management" on pages 34 through 38 of Management's Discussion and Analysis for Shoppers' 2005 audited consolidated financial statements, the Section entitled "Risk and Risk Management" on page 12 of Management's Discussion and Analysis for Shoppers' unaudited interim consolidated financial statements as at June 17, 2006, and for the 12 weeks and 24 weeks ended June 17, 2006, and the Section entitled "Risk Factors" on pages 15 through 16 of Shoppers' 2005 Annual Information Form, each of which is incorporated herein by reference.

Shoppers Shareholder Rights Plan

On May 11, 2005, the shareholders of Shoppers approved a shareholder rights plan (the "Shoppers Shareholder Rights Plan"). The Shoppers Shareholder Rights Plan is designed to provide the board of directors and shareholders of Shoppers with adequate time to assess any take-over bid for Shoppers and, where appropriate, to provide the board of directors with sufficient time to pursue other alternatives to maximize shareholder value. Under the Shoppers Shareholder Rights Plan, one right has been issued and attached to each Shoppers Share issued and outstanding and one right will attach to each Shoppers Share subsequently issued by Shoppers. Rights become exercisable only when a Person, including any party related to it, acquires or announces its intention to acquire 20% or more of the Shoppers Shares without complying with certain provisions set out in the Shoppers Shareholder Rights Plan or without the approval of the board of directors of Shoppers. Should the rights become exercisable, each rights holder, other than the acquiring Person and any party related to it, would have the right to purchase Shoppers Shares at a 50% discount to the market price at that time. The board of directors of Shoppers may, in certain circumstances, redeem the outstanding rights at a redemption price of $0.001 per right. The Shoppers Shareholder Rights Plan will be in effect until March 2014, subject to being reconfirmed by the Shoppers' shareholders every three years from the date of its adoption in March 2005.

Price Range and Trading Volume of Shoppers Shares

The Shoppers Shares are listed and posted for trading on the TSX under the trading symbol "SC". The TSX is the principal market for the Shoppers Shares. On July 27, 2006, the last trading day on the TSX prior to the announcement of the Offer by Shoppers, the TSX closing price for the Shoppers Shares was $44.63. On August 11, 2006, the last trading day before the date of the Offer, the TSX closing price for the Shoppers Shares was $44.40. The following table sets forth, for the periods indicated, the reported high and low trading prices and the volume of trading of the Shoppers Shares on the TSX, according to published sources:

Trading of Shoppers Shares

Calendar Period	High	Low	Volume[1]
	In dollars		
2006			
August (to August 11, 2006)	45.06	43.86	2,639,070
July	45.24	40.25	11,452,350
June	43.90	40.22	15,996,645
May	45.13	41.38	14,087,556
April	45.94	43.52	12,457,468
March	46.12	44.08	12,173,812
February	44.95	42.28	12,840,042
January	44.00	41.44	14,890,761
2005			
December	45.00	40.40	14,360,640
November	41.79	39.29	14,659,184
October	41.66	38.51	12,604,317

September	42.02	40.40	20,464,847
August	42.68	40.10	15,998,637
July	42.91	40.45	12,907,412

Source: TSX

(1) Monthly trading volume on the TSX.

The TSX has conditionally approved the listing of the Shoppers Shares to be issued to the holders of MediSystem Shares in connection with the Offer, subject to Shoppers fulfilling all of the requirements of the TSX on or before November 6, 2006. The distribution of Shoppers Shares under the Offer is being made pursuant to statutory exemptions from the prospectus and dealer registration requirements under applicable Securities Laws. While the resale of Shoppers Shares issued under the Offer is subject to restrictions under the Securities Laws of certain Canadian provinces and territories, Shareholders in such provinces and territories will generally be able to rely on statutory exemptions from such restrictions and will as a result receive freely-tradeable Shoppers Shares.

2. MediSystem

MediSystem was incorporated under the OBCA on June 18, 1992 as "Queensway Centre Pharmacy Ltd." D&G Pharmacy Investment Ltd., which was amalgamated with MediSystem on August 31, 1995, was incorporated under the OBCA on November 29, 1988. Subsequent to the amalgamation with D&G Pharmacy Investment Ltd., the amalgamated company continued to operate as "Queensway Centre Pharmacy Ltd." until its name was changed to MediSystem by the filing of articles of amendment on April 30, 1999. MediSystem's business is the provision of pharmaceutical products and services to long-term care facilities.

The head office and principal place of business of MediSystem is located at Unit 3, 75 Lesmill Road, Toronto, Ontario, M3B 2T8. The telephone number at MediSystem's principal office is (416) 441-2293 and facsimile number is (416) 443-6234. The registered office of MediSystem is located at Suite 900, 5799 Yonge Street, Willowdale, Ontario, M2M 3V3.

MediSystem has represented to Shoppers that, as at July 27, 2006, the authorized share capital of MediSystem consisted of:

- an unlimited number of MediSystem Shares; and
- an unlimited number of non-voting, non-cumulative, redeemable preferred shares.

MediSystem has also represented to Shoppers that, as at July 27, 2006, there were (a) 23,270,388 MediSystem Shares validly issued and outstanding as fully paid and non-assessable shares in the capital of MediSystem, (b) outstanding Plan Options providing for the issuance of 259,018 MediSystem Shares upon the exercise thereof, and (c) outstanding compensation options to purchase MediSystem Shares providing for the issuance of 123,182 MediSystem Shares upon the exercise thereof.

3. Background to the Offer

In March of 2006, Geoffrey Martin, Senior Vice-President, Business Development of Shoppers, had an initial meeting with Gary Chin, President and Chief Executive Officer of MediSystem, for the purpose of assessing potential joint business opportunities involving the two companies.

In May of 2006, Mr. Chin contacted Mr. Martin and advised him that, following a strategic review of the company's business, MediSystem was considering establishing a process to facilitate proposals to acquire MediSystem. On May 9, 2006, Mr. Martin met with Mr. Chin, at which time Mr. Chin indicated that MediSystem had established such a process and was at that time engaged in separate discussions with several interested parties. Mr. Chin indicated that Shoppers was being provided with an opportunity to participate in this process. Mr. Martin indicated that Shoppers was likely to be interested in submitting a formal indication of interest and suggested that a further meeting should be arranged at which Glenn Murphy, Chairman and Chief Executive Officer of Shoppers, would also be present.

On June 13, 2006, Mr. Murphy and Mr. Martin met with Mr. Chin and David Rosenkrantz, Lead Director of MediSystem, to discuss a proposed transaction through which Shoppers would acquire all of the issued and outstanding MediSystem Shares. In furtherance of these discussions, on June 20, 2006, Shoppers delivered to MediSystem a letter setting out Shoppers' non-binding indication of its interest in entering into negotiations with a view to acquiring all of the issued and outstanding MediSystem Shares for consideration of $3.50 per MediSystem Share consisting of cash or cash and Shoppers Shares.

Effective June 27, 2006, Shoppers and MediSystem executed the Confidentiality Agreement under which, among other things, Shoppers was provided with access to confidential information of MediSystem, and MediSystem agreed to negotiate exclusively with Shoppers concerning a possible transaction from June 27 to July 20, 2006. On June 28, 2006 MediSystem established a special committee (the "MediSystem Special Committee") to consider a potential transaction with Shoppers. Starting on July 4, 2006, the MediSystem Special Committee granted a due diligence team from Shoppers access to a physical data room where the team reviewed non-public information of MediSystem relating to, among other things, the operations, assets, material contracts and financial condition of MediSystem.

On July 11, 2006, Shoppers delivered to the MediSystem Special Committee a non-binding term sheet for a proposed offer for all of the MediSystem Shares for increased consideration of $3.75 per MediSystem Share, together with a summary of proposed terms for the Support Agreement and the other terms of a proposed offer. Forms of draft lock-up agreements were also delivered to certain Shareholders in connection with the proposed offer. From July 11 to July 18, 2006, representatives of Shoppers and MediSystem negotiated the proposed terms of the Support Agreement and the other terms of the proposed offer.

On July 19, 2006, the board of directors of Shoppers approved the entering into of the Support Agreement and the Lock-Up Agreements by Shoppers, in each case substantially on the terms presented to the board, subject to Mr. Murphy determining that satisfactory terms had been obtained with respect to the final forms and terms of such agreements.

Negotiations between the representatives of the parties related to the term sheet continued until July 20, 2006, when MediSystem and Shoppers agreed to a revised term sheet, including an increase in the proposed consideration to be included in the Offer to $3.80 per MediSystem Share, and agreed to extend the exclusivity period under the Confidentiality Agreement from July 20, to July 27, 2006.

From July 20 to July 27, 2006, the representatives of Shoppers and MediSystem negotiated the terms of the Support Agreement, and representatives of Shoppers and certain of the Locked-Up Shareholders and their representatives, negotiated the terms of the Lock-Up Agreements.

The Support Agreement and the Lock-Up Agreements were executed by all parties after the close of business on July 27, 2006. Shoppers' intention to make the Offer and the unanimous recommendation of the Board of Directors that Shareholders accept the Offer were announced in separate press releases issued by Shoppers and MediSystem, respectively, prior to the commencement of trading on July 28, 2006.

4. Agreements Related to the Offer

Confidentiality Agreement

Effective June 27, 2006 Shoppers and MediSystem executed a confidentiality and standstill agreement (the "Confidentiality Agreement"). The Confidentiality Agreement contains customary provisions including provisions whereby (a) Shoppers agreed to keep confidential for a period of one year following the date upon which all copies of the information it received under the Confidentiality Agreement is returned or destroyed in accordance with the terms of the Confidentiality Agreement, (b) MediSystem agreed to negotiate exclusively with Shoppers concerning a possible transaction from June 27, 2006 until July 20, 2006 (subsequently extended by agreement until July 27, 2006) and to not solicit offers from any Person other than Shoppers concerning an acquisition transaction during that period, and (c) Shoppers agreed to certain "standstill" provisions which last, subject to certain exceptions, for a six-month period following the date of the Confidentiality Agreement.

Support Agreement

The Support Agreement sets forth the terms and conditions upon and subject to which the Offer is to be made. The following is a summary of the principal terms of the Support Agreement. A copy of the Support Agreement can be obtained on www.sedar.com.

The Offer: Shoppers agreed to make the Offer on the terms and conditions set forth in the Support Agreement.

Support for the Offer: MediSystem indicated that it wishes to support and facilitate the Offer on the terms set forth in the Support Agreement. MediSystem represented that the Board of Directors (a) unanimously determined that the Offer is fair to Shareholders and is in the best interests of MediSystem for the Offer to be made and the Board of Directors to support it on the terms of the Support Agreement, and (b) approved the entering into of the Support Agreement and the making of a recommendation that Shareholders accept the Offer. In addition, MediSystem represented that, after reasonable inquiry, each of MediSystem and the Board of Directors believes that all of the directors and officers of MediSystem intend to tender their MediSystem Shares, including the MediSystem Shares issued on the exercise of all Options held by them, to the Offer.

Modification or Waiver of Terms of Offer: The Support Agreement provides that Shoppers may, in its sole discretion, modify or waive any term or condition of the Offer, provided that Shoppers shall not, without the prior written consent of MediSystem, (a) modify or waive the Minimum Tender Condition (provided that, for certainty, Shoppers may in its sole discretion without the prior written consent of MediSystem waive or decrease the Minimum Tender Condition (provided that it may not waive or decrease the Minimum Tender Condition in order to acquire less than 50.01% of the MediSystem Shares outstanding (calculated on a fully-diluted basis)), (b) decrease the consideration offered under the Offer (except for a proportionate reduction in circumstances where, following the date of the Support Agreement, MediSystem has declared, set aside or paid a dividend or Distribution (whether in cash, stock, property or otherwise) with respect to the MediSystem Shares), (c) change the form of the consideration offered (other than to add additional consideration), (d) impose additional conditions to the Offer, or (e) otherwise modify the Offer (or any terms or conditions thereof) in a manner that is adverse to MediSystem or the Shareholders.

Treatment of Stock Options: In connection with the Offer and subject to receipt of all Appropriate Regulatory Approvals and the consent of Shoppers, acting reasonably, the Board of Directors agreed to make such amendments to the Share Option Plan and to take all such other steps as may be necessary or desirable to allow all Persons holding Plan Options, who may do so under applicable Laws, to exercise their Plan Options on an accelerated vesting basis solely for the purpose of tendering under the Offer all MediSystem Shares issued in connection with such exercise, conditional upon Shoppers agreeing to take up and pay for such MediSystem Shares. In addition, MediSystem agreed to use commercially reasonable efforts and represented that the Board of Directors had determined to cause MediSystem to use commercially reasonable efforts to encourage and facilitate all Persons holding Plan Options to exercise those Plan Options and tender all MediSystem Shares issued in connection therewith under the Offer.

Designation of Directors: MediSystem agreed that, promptly following the Effective Date, provided that Shoppers has taken-up and paid for at least 50.1% of the outstanding MediSystem Shares (on a fully-diluted basis), and from time to time thereafter, Shoppers shall be entitled to designate the directors of the Board of Directors, and any committees thereof.

Listing of Shoppers Shares: Shoppers represented to MediSystem that the Shoppers Shares to be issued in connection with the Offer will be duly authorized and, when issued under the Offer, will be (a) validly issued as fully paid and non-assessable, and (b) listed for trading on the TSX.

Representations and Warranties of MediSystem: MediSystem made representations and warranties to Shoppers as to (a) organization and qualification, (b) authority relative to the Support Agreement, (c) no conflict and required filings and consents, (d) Subsidiaries, (e) compliance with Laws, licences and authorizations, (f) permits and registrations, (g) pharmacy business, (h) pre-1954 charter, (i) capitalization and listings, (j) shareholder and similar agreements, (k) U.S. securities Law matters, (l) reports filed with regulatory authorities, (m) financial statements, (n) absence of undisclosed liabilities, (o) interest in properties, (p) employment matters, (q) intellectual property and technology, (r) absence of pending or threatened complaints, investigations, proceedings or actions, (s) absence of certain changes or events, (t) litigation, (u) tax matters, (v) books and records, (w) insurance, (x) non-arm's length transactions, (y) pension and employee benefits, (z) environmental matters, (aa) privacy matters, (bb) restrictions on business activities, (cc) material contracts, (dd) relationships with customers, suppliers, distributors and sales representatives, (ee) brokers, and (ff) rights plans.

Representations and Warranties of Shoppers: Shoppers made representations and warranties to MediSystem as to (a) organization and qualification, (b) authority relative to the Support Agreement, (c) no conflict and required filings and consents, (d) capitalization and listing, (e) reports filed with regulatory authorities, (f) financial statements, (g) absence of certain changes or events, and (h) sufficient funds.

The representations and warranties of MediSystem and Shoppers contained in the Support Agreement do not survive completion of the Offer, subject to certain limited exceptions.

Conduct of Business by MediSystem: MediSystem agreed that, prior to the Transition Date, unless Shoppers otherwise agrees in writing or except as otherwise expressly contemplated or permitted by the Support Agreement, MediSystem shall, and shall cause each of its Subsidiaries to, conduct their respective businesses in the ordinary course consistent with past practice. Except as otherwise consented to by Shoppers, MediSystem agreed, subject to certain exceptions, that it would not, and would cause its Subsidiaries not to, take certain actions relating to (a) the issuance or encumbrance of securities, (b) the sale or encumbrance of assets, (c) the amendment of organizational documents, (d) the reclassification of any outstanding MediSystem Shares, (e) the redemption or purchase of MediSystem Shares, (f) the declaration or payment of dividends or distributions (except for dividends paid in the ordinary course of business consistent with past practice and certain other dividends), (g) any reorganization, amalgamation or merger, (h) any reduction of stated capital, (i) the acquisition of, investment in or property transfer to any Person, (j) the acquisition of assets, (k) the incurrence of indebtedness or the repayment of indebtedness, (l) a liquidation or dissolution, (m) the release, waiver or changing rights or claims, (n) the relinquishment of any contractual right, (o) the waiver, release or transfer of any licence, lease or contract, (p) the increase of benefits payable to directors or officers or modification of any employment or consulting arrangement, or (q) the grant of any bonuses, salary increases or severance pay to any non-executive employees. In addition, MediSystem agreed, among other things, that it will not take certain actions that would (i) except as permitted under the Support Agreement, accelerate the vesting, exercise or funding under any stock option, employee benefit or similar plan, (ii) restrict or limit business activities following completion of the Offer, (iii) render any representation or warranty in the Support Agreement untrue in any material respect, (iv) except in certain circumstances, involve payments in excess of $100,000 annually or $300,000 in the aggregate, or (v) except in certain circumstances, result in capital expenditures in excess of $100,000 individually or $300,000 in the aggregate. MediSystem agreed to use all reasonable commercial efforts to preserve the goodwill of its business and to maintain insurance policies. MediSystem also agreed to provide Shoppers with notice of any change or development in the business of MediSystem or any of its Subsidiaries that individually or in the aggregate would have a Company Material Adverse Effect.

Non-Solicitation Obligation of MediSystem: MediSystem agreed that it and its Subsidiaries will not, directly or indirectly, solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers from any other Person relating to any liquidation, dissolution, recapitalization, merger, amalgamation, arrangement, acquisition or purchase of all or a material portion of the assets of, or any equity interest (including MediSystem Shares) in, MediSystem or any of its Subsidiaries or other similar transaction or business combination (any of such foregoing inquiries or proposals being referred to herein as an "Acquisition Proposal"), or participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or otherwise cooperate in any way or assist with or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek to do any of the foregoing. However, the Support Agreement does not prevent the Board of Directors, in respect of a *bona fide* written Acquisition Proposal that the Board of Directors has determined in good faith (after determining, with the advice of outside counsel, that the Board of Directors is required to do so in order to discharge properly its fiduciary duties) is likely to, if consummated in accordance with its terms, result in a transaction which is more favourable financially to the Shareholders than the Offer (any such offer or proposal being referred to herein as a "Superior Proposal"), from considering, participating in any discussions, releasing any Person from any standstill agreement, negotiating, approving, cooperating in any way with, or assisting or facilitating any such Superior Proposal, or recommending to Shareholders or, subject to compliance with the provisions of the Support Agreement, entering into an agreement in respect of any Superior Proposal, in each case made by a Person after the date of the Support Agreement (and that was not solicited after such date in contravention of the Support Agreement).

MediSystem agreed to immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Shoppers) with respect to any potential Acquisition Proposal, request the return or destruction of all confidential information provided in connection therewith and not to release any third party from any confidentiality or standstill agreement except as permitted by the provisions of the Support Agreement.

After the date of the Support Agreement, MediSystem agreed to immediately provide notice to Shoppers of any *bona fide* Acquisition Proposal or any proposal, inquiry or offer that could lead to an Acquisition Proposal or any amendments to the foregoing, or any request for non-public information relating to MediSystem, or any of its Subsidiaries in connection with such an Acquisition Proposal or for access to the properties, books or records of MediSystem or any Subsidiary, by any Person that informs MediSystem, any member of the Board of Directors or such Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice shall be made, from time to time, first immediately orally and then promptly in writing and shall indicate the identity of the Person making such proposal, inquiry or contact, all material terms thereof and such other details of the proposal, inquiry or contact known to MediSystem. MediSystem agreed to keep Shoppers informed of the status including any change to the material terms of any such Acquisition Proposal or inquiry and to respond promptly to all inquiries by Shoppers with respect thereto.

If the Board of Directors receives a request for material non-public information from a Person who proposes to MediSystem a *bona fide* written Acquisition Proposal and the Board of Directors determines, in the manner contemplated by the Support Agreement, that such Acquisition Proposal is likely to, if consummated in accordance with its terms, result in a Superior Proposal then, and only in such case, MediSystem may provide such Person with access to information regarding MediSystem, subject to the execution of a confidentiality and standstill agreement which is customary in such situations and which, in any event and taken as a whole, is no less favourable to MediSystem than the Confidentiality Agreement, provided that MediSystem sends a copy of any such confidentiality and standstill agreement to Shoppers promptly upon its execution and Shoppers is provided with a list of or copies of the information provided to such Person and immediately provided with access to similar information to which such Person was provided.

Right to Match Superior Proposal: MediSystem agreed that it will not enter into any agreement (a "Proposed Agreement"), other than a confidentiality and standstill agreement with any Person providing for or to facilitate any Acquisition Proposal, nor accept, approve or recommend any Acquisition Proposal, unless the Board of Directors determines that such proposal is likely to, if consummated in accordance with its terms, constitute a Superior Proposal and then will not do so without providing Shoppers with an opportunity to amend the Support Agreement and the Offer to provide for at least equivalent financial terms to those included in the Proposed Agreement as determined by the Board of Directors, acting in good faith and in accordance with its fiduciary duties. In particular, MediSystem agreed to provide Shoppers with notice in writing regarding the Acquisition Proposal in question together with all documentation related to and detailing the Superior Proposal, including a copy of any Proposed Agreement relating to such Superior Proposal, such documents to be so provided to Shoppers not less than five business days prior to the proposed acceptance, approval, recommendation or execution of the Proposed Agreement by MediSystem. The Board of Directors shall review any written offer delivered by Shoppers to amend the terms of the Support Agreement, provided that it is delivered to MediSystem within five business days of delivery of the notice of Superior Proposal (including any Proposed Agreement) to Shoppers, to determine, acting in good faith and in accordance with its fiduciary duties, whether Shoppers' amended Offer would be at least as favourable to Shareholders as the Acquisition Proposal in question. If the Board of Directors so determines, MediSystem and Shoppers will enter into an amended agreement reflecting the amended Offer. If the Board of Directors continues to believe, acting in good faith and in the proper discharge of its fiduciary duties, that the Acquisition Proposal continues to be a Superior Proposal with respect to the amended Offer, or does not receive an amended Offer within such five business day period, MediSystem shall be entitled to enter into the Proposed Agreement, provided that it has previously, or concurrently will have, paid Shoppers the Termination Fee as defined in the Support Agreement. MediSystem acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of this requirement of the Support Agreement to initiate an additional five business day notice period.

Termination of the Support Agreement: The Support Agreement may be terminated:

- at any time prior to the Effective Date by mutual consent of Shoppers and MediSystem;
- by Shoppers if any condition of the Offer is not satisfied or waived by the Expiry Date (other than as a result of Shoppers' default under the Support Agreement);
- by Shoppers at any time if MediSystem shall have breached any of its representations and warranties, covenants or other agreements (in certain cases qualified by a materiality threshold) contained in the Support Agreement and such breach is incapable of being cured by MediSystem or, if curable, is not cured by the earlier of (a) one business day prior to the Effective Date, or (b) by the end of the fifth business day after notice thereof to MediSystem from Shoppers;
- by Shoppers or MediSystem at any time if the other party is in default of any covenant or obligation under the Support Agreement and such default is reasonably likely to prevent or materially delay consummation of the transactions contemplated by the Support Agreement;
- by MediSystem at any time if Shoppers shall have breached any of its representations or warranties (in certain cases qualified by a materiality threshold) contained in the Support Agreement and any such breach is incapable of being cured by Shoppers or, if curable, is not cured by the earlier of (a) one business day prior to the Effective Date, or (b) by the end of the fifth business day after notice thereof to Shoppers from MediSystem;
- by MediSystem if Shoppers has not taken up and paid for at least 66⅔% of the outstanding MediSystem Shares (on a fully-diluted basis) under the Offer within 65 days after the Offer is commenced, otherwise than as a result of the breach by MediSystem of any covenant or obligation under the Support Agreement or as a result of any representation or warranty of MediSystem in the Support Agreement being untrue or incorrect in any material respect, provided, however, that if Shoppers' take-up and payment for MediSystem Shares deposited under the Offer is delayed by (a) an injunction or order made by a court or regulatory authority of competent jurisdiction or (b) Shoppers not having obtained any regulatory waiver, consent or approval which is necessary to permit Shoppers to take up and pay for MediSystem Shares deposited under the Offer (other than as a result of Shoppers' default under the Support Agreement), then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, the Support Agreement may not be terminated by MediSystem until the earlier of (A) 120 days after the Offer is commenced and (B) the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable;
- by Shoppers if (a) the Board of Directors withdraws, modifies or changes its recommendation in favour of the Offer or (b) the Board of Directors approves or recommends acceptance of an Acquisition Proposal or (c) the Board of Directors does not reaffirm its recommendation in favour of the Offer to the Shareholders in a press release or directors' circular within 10 days after the public announcement or commencement of an Acquisition Proposal;
- by Shoppers if Shoppers has been notified in writing by MediSystem of a Proposed Agreement in accordance with the Support Agreement and (a) Shoppers does not deliver an amended Offer within five business days of delivery of the Proposed Agreement to Shoppers or (b) Shoppers delivers an amended Offer but the Board of Directors determines, acting in good faith and in the proper discharge of its fiduciary duties, that the Acquisition Proposal provided in the Proposed Agreement continues to be a Superior Proposal in comparison to the amended Offer; and
- by MediSystem if it proposes to accept, approve or recommend, or enter into any agreement relating to, a Superior Proposal in compliance with the provisions of the Support Agreement provided that MediSystem has previously or concurrently will have paid to Shoppers the $2 million termination fee described below and that it has not breached any of its covenants, agreements or obligations under the Support Agreement.

Termination Fee: If:

- prior to the Effective Date, the Board of Directors, or any committee thereof, withdraws, modifies or changes any of its recommendations or determinations regarding the Offer in a manner adverse to Shoppers or resolves to do so; or

- prior to the termination of the Support Agreement, an Acquisition Proposal is publicly announced or otherwise made, the Offer is not completed as a result of the Minimum Tender Condition not being satisfied, and within seven months after the date of the Support Agreement any MediSystem Shares are acquired under such alternative Acquisition Proposal or an Acquisition Proposal is completed; or

- the Support Agreement is terminated by Shoppers following (a) the breach by MediSystem of any of its representations, warranties, covenants or other agreements (in certain cases qualified by a materiality threshold and subject to the cure provisions as described above), or (b) a default by MediSystem of any covenant or obligation under the Support Agreement which is reasonably likely to prevent or materially delay consummation of the transactions contemplated by the Support Agreement; or

- the Support Agreement is terminated as a result of Shoppers failing to exercise its right to make an amended Offer in response to an Acquisition Proposal as described above; or

- the Board of Directors, or any committee thereof, recommends or approves an Acquisition Proposal; or

- MediSystem enters into a Proposed Agreement in accordance with the Support Agreement other than a confidentiality and standstill agreement,

then the Company shall, forthwith after such event, pay to Shoppers the sum of $2 million as the termination fee. MediSystem has agreed that this obligation to pay the termination fee will survive the termination of the Support Agreement, regardless of the circumstances thereof.

Subsequent Acquisition Transaction: If, within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the outstanding MediSystem Shares (on a fully-diluted basis), other than MediSystem Shares held at the date of the Offer by or on behalf of Shoppers or an affiliate or associate of Shoppers, Shoppers agreed, to the extent possible, to acquire the remainder of the MediSystem Shares from those Shareholders who have not accepted the Offer pursuant to a Compulsory Acquisition and otherwise in accordance with applicable Laws. If a Compulsory Acquisition is not available, Shoppers has agreed to pursue other lawful means of acquiring the remaining MediSystem Shares not tendered to the Offer. Upon Shoppers taking up and paying for more than 66⅔% of the outstanding MediSystem Shares (on a fully-diluted basis) under the Offer, MediSystem agreed to assist Shoppers in acquiring the balance of the MediSystem Shares by way of a Subsequent Acquisition Transaction provided that the consideration per MediSystem Share offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration per share offered by Shoppers under the Offer and further provided that for this purpose, in calculating the value of the consideration offered in any Subsequent Acquisition Transaction, each Shoppers Share shall be deemed to be at least equivalent in value to each Shoppers Share offered under the Offer.

Lock-Up Agreements

On July 27, 2006, each of the Locked-Up Shareholders entered into a lock-up agreement (a "Lock-Up Agreement") with Shoppers. The Lock-Up Agreements set forth the terms and conditions upon which the Locked-Up Shareholders agreed to support the Offer and irrevocably to deposit, or cause to be deposited, under the Offer (a) the MediSystem Shares then presently owned beneficially by the Locked-Up Shareholder, (b) the MediSystem Shares issuable upon the exercise of the Options (both previously vested and unvested) held by the Locked-Up Shareholder, subject to the acceleration by MediSystem of the vesting of any such unvested Options, and (c) any MediSystem Shares subsequently obtained by the Locked-Up Shareholder (collectively, the "Locked-Up Shares"). Pursuant to the Lock-Up Agreements, each Locked-Up Shareholder separately represented as to its beneficial ownership of MediSystem Shares. Based on these representations, the Locked-Up Shares total an aggregate of 9,934,840 MediSystem Shares (including the MediSystem Shares issuable upon the exercise of Options held by the Locked-Up Shareholders) or approximately 42% of the MediSystem Shares (on a fully-diluted basis). The following is a summary of the principal terms of the Lock-Up Agreements.

Agreement of the Locked-Up Shareholders to Tender: Each of the Locked-Up Shareholders irrevocably agreed to accept the Offer and tender its Locked-Up Shares under the Offer on the terms set out in the Lock-Up Agreements.

Covenants of Shoppers: Shoppers agreed to use commercially reasonable efforts to make the Offer and to mail the documents relating to the Offer, as soon as possible after execution of the Lock-Up Agreements and, in any event, on or before August 18, 2006 on the terms set out in the Support Agreement.

Covenants of Locked-Up Shareholders: Each of the Locked-Up Shareholders agreed that, during the period commencing on the date of the Lock-Up Agreement and continuing until the earlier of (a) the termination of the Offer, and (b) the termination of the Lock-Up Agreement, it will, among other things:

- immediately cease and cause to be terminated existing discussions, if any, with any Person (other than Shoppers) with respect to any potential Acquisition Proposal and not, directly or indirectly, solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers from any Person whatsoever (including any of its officers or employees), other than Shoppers or its affiliates, relating to any Acquisition Proposal or otherwise assist or participate in, facilitate or encourage, any effort or attempt by any Person other than Shoppers or its affiliates to do or seek to do any of the foregoing, provided, however, that the foregoing shall not prevent an employee, director or officer of a Locked-Up Shareholder or the Locked-Up Shareholder, if such employee, director or officer or the Locked-Up Shareholder is a member of the Board of Directors, from responding solely in his capacity as a member of the Board of Directors to any *bona fide* written Acquisition Proposal under Article 7 of the Support Agreement;

- not sell, transfer or encumber in any way any Locked-Up Shares or relinquish or restrict the Locked-Up Shareholder's right to vote any Locked-Up Shares, other than pursuant to the Offer;

- notify Shoppers within 24 hours of receiving a possible Acquisition Proposal and inform Shoppers of the identity of the Person making such Acquisition Proposal and the material terms known by the Locked-Up Shareholder at the time regarding such Acquisition Proposal; and

- vote (or cause to be voted) all the Locked-Up Shareholder's Locked-Up Shares at any Shareholder meeting or any adjournment thereof, and in any action with or by written consent of holders of the MediSystem Shares (a) in favour of the approval, consent, ratification and adoption of the Offer or any Alternative Transaction (as defined below) and use its best efforts to support any proposed actions required or deemed advisable by Shoppers in furtherance thereof, and (b) against any proposed action (i) in respect of any amalgamation, merger, sale of MediSystem's or its affiliates' or associates' assets, take-over bid, plan of arrangement, reorganization, recapitalization, shareholder rights plan, liquidation or winding-up of, reverse take-over or other business combination or similar transaction involving MediSystem or any of its Subsidiaries, (ii) which might reasonably be regarded as being directed towards or likely to prevent or delay the take up and payment of MediSystem Shares deposited under the Offer or the successful completion of the Offer or an Alternative Transaction, or (iii) which could result in a Company Material Adverse Effect.

Change in Nature of Transaction: Each of the Locked-Up Shareholders agreed that if Shoppers determines it is necessary or desirable to proceed with another form of transaction (an "Alternative Transaction") whereby Shoppers would acquire following completion of such Alternative Transaction all or substantially all of the MediSystem Shares outstanding or all or substantially all of the assets of MediSystem and its Subsidiaries on economic terms which, in relation to the Locked-Up Shareholder, are at least equivalent to or better than those contemplated by the Offer, the Locked-Up Shareholder will use its best efforts to support the completion of such Alternative Transaction.

Representations and Warranties of Locked-Up Shareholders: Each of the Locked-Up Shareholders made certain customary representations and warranties to Shoppers with respect to, among other things, (a) ownership of the Locked-Up Shares, (b) the right to sell and vote the Locked-Up Shares, and (c) that there were no factors peculiar to the Locked-Up Shareholder, including, without limitation, non-financial factors, that were considered relevant by it in assessing the consideration offered that had the effect of reducing the price that would otherwise have been considered acceptable to the Locked-Up Shareholder. The representations and warranties set forth in the Lock-Up Agreement shall survive the purchase of the Locked-Up Shares and, notwithstanding such purchase, continue in full force and effect for the benefit of the party to whom such representations and warranties were given for a period of two years after the Expiry Time.

Representations and Warranties of Shoppers: Shoppers made certain customary representations and warranties to the Locked-Up Shareholders including a representation that Shoppers will, at the Expiry Date, have sufficient funds or adequate arrangements (as such term is understood for purposes of Section 96 of the Securities Act) for financing in place to satisfy the consideration offered.

Modification or Waiver of Terms of Offer: Each Lock-Up Agreement provides that Shoppers may, in its sole discretion, modify or waive any term or condition of the Offer, provided that Shoppers shall not, without the prior written consent of the Locked-Up Shareholder, (a) modify or waive the Minimum Tender Condition (provided that, for certainty, Shoppers may in its sole discretion without the prior written consent of the Locked-Up Shareholder waive or decrease the Minimum Tender Condition (provided that it may not waive or decrease the Minimum Tender Condition in order to acquire less than 50.01% of the MediSystem Shares outstanding (calculated on a fully-diluted basis))), (b) decrease the consideration offered (except for a proportionate reduction in circumstances where, following the date of the Support Agreement, MediSystem has declared, set aside or paid a dividend or distribution (whether in cash, stock, property or otherwise) with respect to the MediSystem Shares), (c) change the form of the consideration offered (other than to add additional consideration), (d) impose additional conditions to the Offer, or (e) otherwise modify the Offer (or any terms or conditions thereof) in a manner that is adverse to the Shareholders.

Termination of the Lock-Up Agreement: Each of the Lock-Up Agreements may be terminated:

- at any time by mutual consent of Shoppers and the Locked-Up Shareholders;

- by Shoppers if any condition for Shoppers' benefit set out in the Support Agreement is not satisfied or waived;

- by Shoppers if the Locked-Up Shareholder is in default of any material covenant or obligation under the Lock-Up Agreement or if any representation or warranty of the Locked-Up Shareholder under the Lock-Up Agreement shall have been at the date of the Lock-Up Agreement untrue or incorrect in any material respect;

- by the Locked-Up Shareholder as regards to the obligations of the Locked-Up Shareholder if any representation or warranty of Shoppers under the Lock-Up Agreement shall have been at the date of the Lock-Up Agreement untrue or incorrect in any material respect or if Shoppers is in default of any covenant or obligation;

- by Shoppers if any condition of the Offer shall not be satisfied or waived at the Expiry Time and Shoppers does not elect to waive such condition or extend the Offer; and

- by the Locked-Up Shareholder if the Locked-Up Shareholder's Locked-Up Shares have not been taken up and paid for by Shoppers, otherwise than as a result of the breach by the Locked-Up Shareholder of any covenant or obligation under the Lock-Up Agreement or as a result of any representation or warranty of the Locked-Up Shareholder in the Lock-Up Agreement being untrue or incorrect in any material respect, by the earlier of (a) when required by applicable Law or the Support Agreement, or (b) within 65 days after the Offer is commenced, provided, however, that if Shoppers' take-up and payment for MediSystem Shares deposited under the Offer is delayed by (i) an injunction or order made by a court or regulatory authority of competent jurisdiction, or (ii) Shoppers not having obtained any regulatory waiver, consent or approval which is necessary to permit Shoppers to take up and pay for MediSystem Shares deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, the Lock-Up Agreement shall not be terminated by the Locked-Up Shareholder until the earlier of (x) 120 days after the Offer is commenced, and (y) the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable.

Upon termination of the Lock-Up Agreement, the Locked-Up Shareholder is entitled to withdraw any of its Locked-Up Shares deposited under the Offer.

5. Purpose of the Offer and Plans for MediSystem

Purpose of the Offer

The purpose of the Offer is to enable Shoppers to acquire all of the MediSystem Shares and thereby acquire control of MediSystem. If the conditions of the Offer are satisfied and Shoppers takes up and pays for the MediSystem Shares validly deposited under the Offer, Shoppers has agreed to acquire any MediSystem Shares not deposited under the Offer by Compulsory Acquisition if available, or propose a Subsequent Acquisition Transaction, in each case for consideration at least equal in value to the consideration paid by Shoppers under the Offer. See Section 7 of the Circular, "Acquisition of MediSystem Shares Not Deposited". If the Minimum Tender Condition is satisfied and Shoppers takes up and pays for the MediSystem Shares deposited under the Offer, Shoppers should own a sufficient number of MediSystem Shares to effect a Subsequent Acquisition Transaction.

Plans for MediSystem

If the Offer is successful, Shoppers intends to effect certain changes with respect to the composition of the Board of Directors to allow designees of Shoppers to become members of the Board of Directors and to represent a majority of the Board of Directors. Following the successful completion of the Offer, Shoppers expects to take action to optimize the operations of MediSystem.

Promptly following the Effective Date, provided that Shoppers has taken-up and paid for at least 50.1% of the outstanding MediSystem Shares (on a fully-diluted basis), and from time to time thereafter, Shoppers, subject to certain conditions, shall be entitled to designate the directors of the Board of Directors, and any committees thereof.

If permitted by applicable Law, subsequent to the completion of the Offer and a Compulsory Acquisition or any Subsequent Acquisition Transaction, if necessary, Shoppers intends to delist the MediSystem Shares from the TSX.

6. Risk Factors Relating to the Offer

In considering the Offer and an investment in the Shoppers Shares, Shareholders should carefully consider the risk factors discussed in "Risk and Risk Management" on pages 34 through 38 of Management's Discussion and Analysis with respect to Shoppers' 2005 audited consolidated financial statements, the Section entitled "Risk and Risk Management" on page 12 of Management's Discussion and Analysis for Shoppers' unaudited interim consolidated financial statements as at June 17, 2006, and for the 12 weeks and 24 weeks ended June 17, 2006, in the Section entitled "Risk Factors" on pages 15 and 16 of Shoppers' 2005 Annual Information Form, and other public disclosure documents of Shoppers incorporated by reference herein. Furthermore, the proposed integration of MediSystem's operations into Shoppers upon the successful completion of the Offer (including any Compulsory Acquisition or Subsequent Acquisition Transaction) is subject to additional risks, including the following:

Shoppers may not realize the operating and other synergies, cost savings, the benefits of combined operation's growth projects and other benefits currently anticipated due to challenges associated with integrating the operations, technologies and personnel of MediSystem into Shoppers.

The integration of MediSystem into Shoppers may not be as successful as currently anticipated. The Offer has been made with the expectation that its successful completion will result in increased earnings and cost savings by taking advantage of the operating and other synergies to be realized from the integration of MediSystem into

Shoppers and enhanced growth opportunities resulting from that integration. These anticipated benefits will depend in part on whether MediSystem's operations, technologies and personnel can be integrated into those of Shoppers in an efficient and effective manner and on the timing and manner of completion of a Subsequent Acquisition Transaction. The failure of Shoppers to meet the challenges involved in successfully integrating the operations of MediSystem, including the integration of operations, systems and personnel, or otherwise to realize any of the anticipated benefits of the Offer, could impair the results of operations, profitability and financial results of Shoppers. Moreover, the integration of MediSystem into Shoppers may result in unanticipated operational problems, expenses and liabilities and diversion of management's attention. As a result of these factors, it is possible that the cost reductions and synergies expected from such integration will not be realized.

Following the completion of the Offer and prior to the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the trading liquidity for the MediSystem Shares not deposited under the Offer will be reduced, which may affect the price of the MediSystem Shares and the ability of a Shareholder to dispose of those MediSystem Shares.

If the Offer is successful, the liquidity and market value of the remaining MediSystem Shares held by the public could be adversely affected by the fact that they will be held by a smaller number of holders. Depending upon the number of MediSystem Shares acquired pursuant to the Offer, following the completion of the Offer, the MediSystem Shares may no longer meet the TSX requirements for continued listing. Moreover, to the extent permitted under applicable Law and stock exchange regulations, Shoppers intends to cause the delisting of the MediSystem Shares on such exchange.

If the TSX were to delist MediSystem Shares, the market for MediSystem Shares could be adversely affected. Although it is possible that MediSystem Shares could be traded on other securities exchanges or in the over-the-counter market, and the price quotations would be reported by such exchanges or by other sources, there can be no assurance that any such trading quotations will occur. In addition, the extent of the public market for MediSystem Shares and the availability of such quotations would, however, depend upon the number of holders and/or the aggregate market value of the MediSystem Shares remaining at such time and the interest in maintaining a market in the MediSystem Shares on the part of securities firms.

7. Acquisition of MediSystem Shares Not Deposited

Shoppers has agreed, under certain conditions, pursuant to the Support Agreement, and it is Shoppers' current intention that, if it takes up and pays for the MediSystem Shares deposited pursuant to the Offer, it will enter into one or more transactions to enable Shoppers to acquire all of the MediSystem Shares not acquired pursuant to the Offer. There is no assurance that any such transaction will be completed.

Compulsory Acquisition

If, within 120 days after the date of the Offer, the Offer is accepted by Shareholders holding not less than 90% of the issued and outstanding MediSystem Shares (on a fully-diluted basis) other than MediSystem Shares held at the date of the Offer by or on behalf of Shoppers or an affiliate or associate of Shoppers (as such terms are defined in the OBCA), and Shoppers acquires such deposited MediSystem Shares, Shoppers has agreed, to the extent possible, to acquire the MediSystem Shares not deposited under the Offer on the same terms as the MediSystem Shares acquired under the Offer pursuant to section 188 of the OBCA and otherwise in accordance with applicable Laws (a "Compulsory Acquisition").

To exercise such statutory right of Compulsory Acquisition, Shoppers must give notice (the "Offeror's Notice") to each holder of MediSystem Shares who did not accept the Offer (and each Person who subsequently acquires any such MediSystem Shares) (in each case, a "Dissenting Offeree") of such proposed acquisition on or before the earlier of 60 days following the date of termination of the Offer and 180 days following the date of the Offer. Within 20 days after having given the Offeror's Notice, Shoppers must pay or transfer to MediSystem the consideration Shoppers would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. Within 20 days after receipt of the Offeror's Notice, each Dissenting Offeree must send the certificates evidencing the MediSystem Shares held by such Dissenting Offeree to MediSystem and must elect either to transfer such MediSystem Shares to Shoppers on the terms on which Shoppers acquired MediSystem Shares under the Offer or to demand payment of the fair value of such MediSystem Shares by so notifying Shoppers. If the Dissenting Offeree fails to notify Shoppers within the applicable time period, the Dissenting Offeree will be deemed to have elected to transfer its MediSystem Shares to Shoppers on the same terms (including the offer price) that Shoppers acquired the MediSystem Shares under the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of its MediSystem Shares, Shoppers may apply to a court having jurisdiction to hear an application to fix the fair value of the MediSystem Shares of such Dissenting Offeree. If Shoppers fails to apply to such court within 20 days after it made the payment or transferred the consideration to MediSystem, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value. If no such application is made by the Dissenting Offeree or Shoppers within such periods, the Dissenting Offeree will be deemed to have elected to transfer its MediSystem Shares to Shoppers on the same terms that Shoppers acquired MediSystem Shares from Shareholders who accepted the Offer. Any judicial determination of the fair value of the MediSystem Shares could be less or more than the amounts paid pursuant to the Offer.

The foregoing is only a summary of the statutory right of Compulsory Acquisition that may become available to Shoppers. The summary is not intended to be complete and is qualified in its entirety by the provisions of section 188 of the OBCA. Shareholders should refer to section 188 of the OBCA for the full text of the relevant statutory provisions, and those who wish to be better informed about these provisions should consult their legal advisors. The provisions of section 188 of the OBCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

Subsequent Acquisition Transaction

If the Minimum Tender Condition is satisfied and Shoppers takes up and pays for MediSystem Shares validly deposited under the Offer and the foregoing statutory right of Compulsory Acquisition described above is not available for any reason or Shoppers determines not to exercise such right, Shoppers intends to take such action as is necessary, including causing a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving MediSystem and Shoppers, or an affiliate of Shoppers, for the purpose of enabling Shoppers or an affiliate of Shoppers to acquire all MediSystem Shares not acquired pursuant to the Offer (a "Subsequent Acquisition Transaction"). Under such a Subsequent Acquisition Transaction, MediSystem may continue as a separate Subsidiary of Shoppers following the completion of any such transaction. The timing and details of any such transaction will depend on a number of factors, including the number of MediSystem Shares acquired pursuant to the Offer. If the Minimum Tender Condition is satisfied (and not waived or amended) and Shoppers takes up and pays for the MediSystem Shares deposited under the Offer, Shoppers should own sufficient MediSystem Shares to effect a Subsequent Acquisition Transaction.

Each type of Subsequent Acquisition Transaction described above would be a "business combination" under OSC Rule 61-501 and a "going private transaction" under AMF Policy Q-27. In certain circumstances, the provisions of OSC Rule 61-501 and AMF Policy Q-27 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions". However, if the Subsequent Acquisition Transaction is a "business combination" carried out in accordance with OSC Rule 61-501 or a "going private transaction" carried out in accordance with AMF Policy Q-27, the "related party transaction" provisions of OSC Rule 61-501 and AMF Policy Q-27 do not apply to such transaction. Shoppers currently intends to carry out any such Subsequent Acquisition Transaction in accordance with OSC Rule 61-501 and AMF Policy Q-27, or any successor provisions, or exemptions therefrom, such that the related party transaction provisions of OSC Rule 61-501 and AMF Policy Q-27 will not apply to the business combination or the going private transaction.

OSC Rule 61-501 and AMF Policy Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or a going private transaction is required to prepare a valuation of the affected securities (in this case, the MediSystem Shares) and, subject to certain exceptions, any non-cash consideration being offered therefor (in this case, the Shoppers Shares), and to provide to the holders of the affected securities a summary of such valuation or the entire valuation. In connection therewith, Shoppers currently intends to rely on an available exemption or to seek waivers pursuant to OSC Rule 61-501 and AMF Policy Q-27, from the OSC and AMF, respectively, exempting Shoppers or MediSystem or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction. An exemption is available under OSC Rule 61-501 for certain business combinations, and AMF Policy Q-27 for certain going private transactions, completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering Shareholders received in the take-over bid, provided that certain disclosure is given in the take-over bid disclosure documents. Shoppers expects that these exemptions will be available.

Depending on the nature and terms of the Subsequent Acquisition Transaction, the provisions of the OBCA may require the approval of at least 66⅔% of the votes cast by holders of the outstanding MediSystem Shares at a meeting duly called and held for the purpose of approving a Subsequent Acquisition Transaction. OSC Rule 61-501 and AMF Policy Q-27 would in effect also require that, in addition to any other required securityholder approval, in order to complete a business combination or a going private transaction, the approval of a majority of the votes cast by "minority" holders of the affected securities must be obtained unless an exemption is available or discretionary relief is granted by the OSC and the AMF. In relation to any Subsequent Acquisition Transaction, the "minority" holders will be, subject to any available exemption or discretionary relief granted by the OSC and the AMF as required, all Shareholders other than Shoppers and its directors and senior officers, any Person who is a "related party" of Shoppers for purposes of OSC Rule 61-501 and AMF Policy Q-27, including an affiliate or insider of Shoppers or any Person acting jointly or in concert with any of the foregoing Persons.

However, OSC Rule 61-501 and AMF Policy Q-27 also provide that Shoppers may treat MediSystem Shares acquired pursuant to the Offer as "minority" shares and to vote them, or to consider them voted, in favour of a Subsequent Acquisition Transaction that is a business combination or a going private transaction if, among other things, the consideration for each security in the Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid pursuant to the Offer. Pursuant to the terms of the Support Agreement, Shoppers has agreed and intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be the same consideration paid to Shareholders under the Offer and Shoppers intends to cause MediSystem Shares acquired pursuant to the Offer to be voted in favour of such transaction and to be counted as part of any minority approval required in connection with any such transaction.

In addition, under OSC Rule 61-501 and AMF Policy Q-27, if, following the Offer, Shoppers and its affiliates are the registered holders of 90% or more of the MediSystem Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if a statutory right to dissent and seek fair value or a substantially equivalent enforceable right is made available to the minority Shareholders.

If Shoppers does not effect a Compulsory Acquisition or proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval or exemption, or cannot otherwise complete a Subsequent Acquisition Transaction, Shoppers will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Law, purchasing additional MediSystem Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from MediSystem, or taking no further action to acquire additional MediSystem Shares. Subject to applicable Law, any additional purchases of MediSystem Shares could be at a price greater than, equal to or less than the price to be paid for MediSystem Shares under the Offer and could be for cash or cash and securities or other consideration. Alternatively, Shoppers may sell or otherwise dispose of any or all of the MediSystem Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by Shoppers, which may vary from the terms and the price paid for MediSystem Shares under the Offer.

Any Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent and demand payment of the fair value of their MediSystem Shares. If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting shareholders for their MediSystem Shares. The fair value of the MediSystem Shares so determined could be more or less than the amount paid per MediSystem Share pursuant to the Subsequent Acquisition Transaction or the Offer.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ significantly from the tax consequences to such Shareholder of accepting the Offer. See Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations". Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

Judicial Developments

Certain judicial decisions may be considered relevant to any Subsequent Acquisition Transaction which may be proposed or effected subsequent to the expiry of the Offer. Prior to the adoption of OSC Rule 61-501 (or its predecessor OSC Policy 9.1) and AMF Policy Q-27, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions involving going private transactions. The trend both in legislation and in Canadian jurisprudence has been towards permitting going private transactions to proceed subject to compliance with procedures designed to ensure procedural and substantive fairness to minority shareholders.

Shareholders should consult their legal advisors for a determination of their legal rights.

8. Source of Funds

Shoppers estimates that, if it acquires all of the MediSystem Shares (on a fully-diluted basis) pursuant to the Offer and all Shareholders elect to receive cash, the total cash amount required to purchase such MediSystem Shares will be approximately $89.9 million. Shoppers will provide all funding required by Shoppers in connection with the Offer from a combination of existing cash resources and committed credit facilities.

9. Beneficial Ownership of and Trading in Securities

Neither Shoppers nor any director or senior officer of Shoppers nor, to the knowledge of the directors and senior officers of Shoppers after reasonable enquiry, any associate of the directors or senior officers of Shoppers, any Person holding more than 10% of any class of equity securities of Shoppers, or any Person acting jointly or in concert with Shoppers, beneficially owns or exercises control or direction over any of the securities of MediSystem.

Except as described below, neither Shoppers nor, to the knowledge of the directors and senior officers of Shoppers after reasonable inquiry, any of the Persons referred to above, has traded in any securities of MediSystem during the six months preceding the date hereof. Based on the information provided to Shoppers by Mackenzie Financial Corporation and not independently verified by Shoppers, Mackenzie Financial Corporation, a holder of more than 10% of the outstanding Shoppers Shares, has traded, over the past six months, in MediSystem Shares as follows:

- purchase on March 17, 2006 of 33,700 MediSystem Shares at a price of $3.00 per MediSystem Share;
- purchase on July 27, 2006 of 800 MediSystem Shares at a price of $2.77 per MediSystem Share;
- sale on July 31, 2006 of 19,500 MediSystem Shares at a price of $3.74 per MediSystem Share;
- sale on August 1, 2006 of 11,800 MediSystem Shares at a price of $3.74 per MediSystem Share;
- sale on August 2, 2006 of 6,000 MediSystem Shares at a price of $3.74 per MediSystem Share;
- sale on August 3, 2006 of 1,200 MediSystem Shares at a price of $3.74 per MediSystem Share;
- sale on August 4, 2006 of 54,100 MediSystem Shares at a price of $3.73 per MediSystem Share; and
- sale on August 8, 2006 of 9,300 MediSystem Shares at a price of $3.73 per MediSystem Share.

As at December 31, 2005, various accounts managed by Mackenzie Financial Corporation owned, in the aggregate, 26,250,056 Shoppers Shares representing approximately 12.3% of all Shoppers Shares then outstanding (information supplied by Mackenzie Financial Corporation who have advised that the Shoppers Shares were acquired in the ordinary course of business and not with the purpose or effect of changing or influencing control of Shoppers). Mackenzie Financial Corporation does not have any representation on the board of directors of Shoppers.

10. Price Range and Trading Volume of MediSystem Shares

The MediSystem Shares are listed and posted for trading on the TSX under the symbol "MDY". The TSX is the principal market for the MediSystem Shares. The following table sets forth, for the periods indicated, reported the high and low trading prices of the MediSystem Shares and the volume of trading of the MediSystem Shares on the TSX, according to published sources:

Trading of MediSystem Shares

Calendar Period	High	Low	Volume[1]
	In dollars		
2006			
August (to August 11, 2006)	3.75	3.72	3,387,112
July	3.78	2.60	4,438,201
June	3.25	3.00	87,034
May	3.38	3.10	159,715
April	3.34	2.59	288,005
March	3.44	2.73	288,536
February	2.80	2.52	390,668
January	2.99	2.50	694,380
2005			
December	2.65	2.15	1,713,617
November	2.65	2.40	82,598
October	2.80	2.10	421,730
September	2.85	2.40	634,410
August	2.99	2.70	522,500
July	3.25	2.75	131,765

Source: TSX

(1) Monthly trading volume on the TSX.

The closing price of MediSystem Shares on the TSX on July 27, 2006, the last trading day prior to the announcement of the Offer, was $3.00.

The consideration offered under the Offer represents a premium of 26.7% to the closing price of MediSystem Shares on the TSX on July 27, 2006, the last trading day prior to the announcement of the Offer.

Shareholders are urged to obtain a current market quotation for MediSystem Shares.

11. Dividends and Dividend Policy

MediSystem has indicated that, from its inception to the date of the Offer, it has used all income generated from its operations to fund expansion and improve its balance sheet position. As a result, no dividends have been declared or paid on MediSystem Shares to date. Furthermore, according to Company Public Documents, it is not anticipated that MediSystem will pay dividends in the immediate future. However, MediSystem has represented that this may change in the future if the Board of Directors determines that MediSystem has excess funds which are not required in the operation and growth of the business.

12. Previous Distributions of MediSystem Shares

Based on publicly available information, Shoppers believes that there have been no distributions of MediSystem Shares during the five years preceding the Offer, other than distributions made pursuant to MediSystem's stock option plans, except for the distributions described below:

- On September 1, 2005, 370,000 MediSystem Shares valued at $1,150,700 (equal to $3.11 per share) were issued from treasury in conjunction with the acquisition of assets of Central Care pharmacies group and placed in escrow for subsequent release upon the successful achievement by MediSystem Pharmacy (Alberta) Limited (an indirect Subsidiary of MediSystem) of certain predefined performance targets.

- On August 11, 2005, MediSystem issued by way of private placement 2,463,636 MediSystem Shares at a price of $2.75 per MediSystem Share for gross proceeds of $6,775,000. In addition, MediSystem granted to the agents in connection with the private placement, compensation options to purchase 123,182 MediSystem Shares with an exercise price of $2.75.

- On April 30, 2005, MediSystem issued 1,000,000 MediSystem Shares valued at $3.3 million (equal to $3.30 per share) as partial consideration for the acquisition by MediSystem of 100% of the outstanding shares of Tristar Pharmacies Limited.

- On August 26, 2004, MediSystem issued by way of private placement 1,000,000 MediSystem Shares at a price of $2.05 per MediSystem Share for gross proceeds of $2,050,000.

13. Previous Purchases and Sales of MediSystem Shares

Based on publicly available information, Shoppers believes that, in the 12 months preceding the date of the Offer, MediSystem (a) did not purchase any of its securities, and (b) did not sell any of its securities except as described above in Section 12 of the Circular, "Previous Distributions of MediSystem Shares", in each case excluding securities sold or purchased pursuant to the exercise of employee stock options or other conversion rights.

14. Effect of the Offer on the Market for MediSystem Shares; Stock Exchange Listings; and Public Disclosure by MediSystem

Market for the Shares: The purchase of MediSystem Shares by Shoppers pursuant to the Offer will reduce the number of MediSystem Shares that might otherwise trade publicly and will reduce the number of holders of MediSystem Shares and, depending on the number of MediSystem Shares acquired by Shoppers, could adversely affect the liquidity and market value of any remaining MediSystem Shares held by the public. Please refer to the description of the relevant risk factors contained in Section 6 of the Circular, "Risk Factors Relating to the Offer".

Listings and Quotations: The rules and regulations of the TSX establish certain criteria which, if not met, could lead to the delisting of the MediSystem Shares from such exchange. Among such criteria are the number of Shareholders, the number of MediSystem Shares publicly held and the aggregate market value of the MediSystem Shares publicly held. Depending upon the number of MediSystem Shares purchased pursuant to the Offer, it is possible that MediSystem Shares would fail to meet these criteria for continued listing on such exchange. If permitted by applicable Law, subsequent to completion of the Offer or a Compulsory Acquisition or any Subsequent Acquisition Transaction, if necessary, Shoppers intends to apply to delist the MediSystem Shares from the TSX. If the MediSystem Shares are delisted from the TSX, the extent of the public market for the MediSystem Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of the MediSystem Shares publicly held and the aggregate market value of the MediSystem Shares remaining at such time, the interest in maintaining a market in MediSystem Shares on the part of securities firms, whether Shoppers remains subject to public reporting requirements in Canada and other factors. Please refer to the description of the relevant risk factors contained in Section 6 of the Circular, "Risk Factors Relating to the Offer".

Public Disclosure by MediSystem: After the purchase of MediSystem Shares under the Offer, MediSystem may cease to be subject to the public reporting and proxy solicitation requirements of the OBCA and the Securities Laws of certain provinces of Canada. If permitted by applicable Law, subsequent to the completion of the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction and provided that there are fewer than 15 securityholders of MediSystem in any province, Shoppers intends to cause MediSystem to cease to be a reporting issuer under the Securities Laws of each such province.

15. Commitments to Acquire Equity Shares

Other than as described in Section 4 of the Circular, "Agreements Relating to the Offer", neither Shoppers nor any of the directors or senior officers of Shoppers, nor, to the knowledge of the directors and senior officers of Shoppers after reasonable enquiry, any associate of any director or senior officer of Shoppers, any Person or company holding more than 10% of any class of equity securities of Shoppers or any Person acting jointly or in concert with Shoppers has entered into any commitments to acquire any securities of MediSystem.

16. Arrangements, Agreements or Understandings

Other than as described in Section 4 of the Circular, "Agreements Relating to the Offer" and as described below, there are (a) no arrangements or agreements made or proposed to be made between Shoppers and any of the directors or senior officers of MediSystem and no payments or other benefits are proposed to be made or given by Shoppers by way of compensation for loss of office or as to such directors or senior officers remaining in or retiring from office if the Offer is successful, and (b) no contracts, arrangements or understandings, formal or informal, between Shoppers and any securityholder of MediSystem with respect to the Offer or between Shoppers and any Person with respect to any securities of MediSystem in relation to the Offer.

Employment Agreements

Gary Chin: Shoppers and Gary Chin have reached an agreement in principle that, conditional upon Shoppers taking up MediSystem Shares under the Offer, Mr. Chin will continue as the President of MediSystem and will become a Senior Vice President of Shoppers Drug Mart Inc., a Subsidiary of Shoppers. Under the employment agreement, Mr. Chin will receive an annual salary of $200,000 (which is the same as Mr. Chin's 2005 base salary from MediSystem) and will be eligible to participate in the annual bonus plan and the Long Term Incentive Plan available to executive officers and senior management employees of Shoppers and certain of its Subsidiaries. Mr Chin's anticipated compensation and benefits from Shoppers following a successful completion of the Offer do not represent an enhancement or an increase to his current compensation and benefits from MediSystem.

Michael Gleason: Prior to making the Offer, Shoppers waived the condition under the Support Agreement that the employment agreement of Mr. Gleason be amended or a new employment agreement be entered into. Mr. Gleason's existing employment agreement with MediSystem will continue to remain in place without amendment following the completion of the Offer.

17. Regulatory Matters

Shoppers' obligation to take up and pay for MediSystem Shares tendered under the Offer is conditional upon certain government or regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, orders, rulings, decisions, and exemptions required by law, policy or practice, including, without limitation, those of any provincial securities authorities, stock exchanges or other securities regulatory authorities, having been obtained on terms satisfactory to Shoppers, acting reasonably. See Section 4 of the Offer, "Conditions of the Offer".

The purchase of MediSystem Shares pursuant to the Offer is not subject to mandatory pre-merger notification in Canada under Part IX of the *Competition Act* (Canada).

18. Certain Canadian Federal Income Tax Considerations

In the opinion of Osler, Hoskin & Harcourt LLP, counsel to Shoppers, the following summary describes the principal Canadian federal income tax considerations generally applicable to a beneficial owner of MediSystem Shares who sells MediSystem Shares pursuant to this Offer or otherwise disposes of MediSystem Shares pursuant to certain transactions described in Section 7 of the Circular, "Acquisition of MediSystem Shares Not Deposited", and who, at all relevant times, for purposes of the application of the Tax Act, (a) deals at arm's length with MediSystem and Shoppers, (b) is not affiliated with MediSystem or Shoppers, and (c) holds the MediSystem Shares as capital property (a "Holder"). Generally, the MediSystem Shares will be capital property to a Holder provided the Holder does not hold those MediSystem Shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade. This summary does not address all issues relevant to shareholders who acquired their

MediSystem Shares on the exercise of an employee stock option. Such shareholders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act and counsel's understanding of the current administrative and assessing practices and policies of the Canada Revenue Agency ("CRA") published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in Law or administrative or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may be different from those discussed herein.

This summary is of a general nature only and is not intended to be, legal or tax advice to any particular shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, shareholders should consult their own tax advisors having regard to their own particular circumstances.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act, is, or is deemed to be, resident in Canada (a "Resident Holder"). Certain Resident Holders, whose MediSystem Shares might not otherwise be capital property, may, in certain circumstances, be entitled to have the MediSystem Shares and all other "Canadian securities", as defined in the Tax Act, owned by such Resident Holder in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This portion of the summary is not applicable to a shareholder that is a "specified financial institution" or to a shareholder an interest in which is a "tax shelter investment" as defined in the Tax Act, or, for purposes of certain rules applicable to securities held by financial institutions (referred to as the "mark-to-market" rules), a "financial institution", as defined in the Tax Act. Such shareholders should consult their own tax advisors.

Sale Pursuant to the Offer

Exchange of MediSystem Shares for Cash Only

A Resident Holder who elects the Cash Alternative, whose MediSystem Shares are taken up and paid for under the Offer and who receives cash only will realize a capital gain (or capital loss) to the extent that the proceeds received for such MediSystem Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of such MediSystem Shares, immediately before the disposition. The general tax treatment of capital gains and losses is discussed below under the heading "Taxation of Capital Gains and Losses".

Exchange of MediSystem Shares for Cash and Shoppers Shares

NO TAX-DEFERRED ROLLOVER UNDER THE TAX ACT

Subject to the availability of the joint election referred to below, a Resident Holder who elects the Share Alternative or the Combination Alternative will be considered to have disposed of the Resident Holder's MediSystem Shares for proceeds of disposition equal to the sum of (a) any cash received by such Resident Holder, including any cash received in lieu of a fractional share, and (b) the fair market value as at the time of acquisition of the Shoppers Shares acquired by such Resident Holder on the exchange. As a result, the Resident Holder will in general realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the MediSystem Shares immediately before the disposition. The cost to a Resident Holder of the Shoppers Shares acquired on the exchange will be equal to the fair market value of those shares as at the time of acquisition, and in determining the adjusted cost base of such shares the cost of such Shoppers Shares will be averaged with the adjusted cost base to that Resident Holder of any other Shoppers Shares held by the Resident Holder at that time as capital property. The general tax treatment of capital gains and losses is discussed below under the heading "Taxation of Capital Gains and Losses".

TAX-DEFERRED ROLLOVER UNDER THE TAX ACT

An "Eligible Holder" (as defined below) who elects the Share Alternative or the Combination Alternative may make a joint election with Shoppers under subsection 85(1) of the Tax Act, or where the Eligible Holder is a partnership, subsection 85(2) of the Tax Act, (and, in each case, the corresponding provisions of any applicable provincial tax legislation), and may thereby obtain a full or partial tax-deferred "rollover" for Canadian income tax purposes in respect of its disposition of particular MediSystem Shares, depending on the "Elected Amount" (as defined below) and the adjusted cost base to the Eligible Holder of the MediSystem Shares at the time of the exchange. For this purpose, an "Eligible Holder" is a beneficial owner of MediSystem Shares that is a resident of Canada for the purposes of the Tax Act (other than a Person who is exempt from tax under Part I of the Tax Act) or a partnership any member of which is a resident of Canada (other than a partnership all of the members of which who are residents of Canada are exempt from tax under Part I of the Tax Act). So long as at the time of the exchange, the adjusted cost base to an Eligible Holder of the Eligible Holder's MediSystem Shares equals or exceeds the amount of any cash received on the exchange by such Eligible Holder, the Eligible Holder may select an "Elected Amount" so as to not realize a capital gain for the purposes of the Tax Act on the exchange. The "Elected Amount" means the amount selected by an Eligible Holder, subject to the limitations described below in the election made pursuant to section 85 of the Tax Act, to be treated as the proceeds of disposition of the MediSystem Shares.

In general, the Elected Amount must comply with the following rules:

(a) the Elected Amount may not be less than the amount of cash received by the Eligible Holder on the exchange;

(b) the Elected Amount may not be less than the lesser of the adjusted cost base to the Eligible Holder of the MediSystem Shares exchanged, determined at the time of the exchange, and the fair market value of the MediSystem Shares at that time; and

(c) the Elected Amount may not exceed the fair market value of the MediSystem Shares at the time of the exchange.

Where an Eligible Holder and Shoppers make an election, the tax treatment to the Eligible Holder generally will be as follows:

(a) the MediSystem Shares will be deemed to have been disposed of by the Eligible Holder for proceeds of disposition equal to the Elected Amount;

(b) if such proceeds of disposition of the MediSystem Shares are equal to the aggregate of the adjusted cost base to the Eligible Holder of the MediSystem Shares, determined immediately before the exchange, and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Holder;

(c) to the extent that such proceeds of disposition of the MediSystem Shares exceed (or are less than) the aggregate of the adjusted cost base thereof to the Eligible Holder determined immediately before the exchange, and any reasonable costs of disposition, the Eligible Holder will in general realize a capital gain (or capital loss); and

(d) the aggregate cost to the Eligible Holder of the Shoppers Shares acquired on the exchange will be equal to the amount, if any, by which the Elected Amount exceeds the amount of cash received by the Eligible Holder and the adjusted cost base of such shares will generally be determined by averaging the cost of such Shoppers Shares with the adjusted cost base of any other Shoppers Shares held by that holder at that time as capital property.

A tax instruction letter providing instructions on how to complete the section 85 election forms, and relevant election forms, may be obtained from the Depositary by checking the appropriate box on the Letter of

Acceptance and Transmittal and submitting the Letter of Acceptance and Transmittal in accordance with the procedures set out in Section 3 of the Offer, "Manner of Acceptance".

An Eligible Holder interested in making an election should indicate that intention in the Letter of Acceptance and Transmittal in the space provided therein and a tax instruction letter, together with the relevant tax election forms, will be sent to the Eligible Holder at or about the time that the Eligible Holder is sent the Offer consideration to which the Eligible Holder is entitled.

Because Shoppers has agreed to make an election under section 85 of the Tax Act only if two signed copies of the necessary election forms are returned in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Effective Date, in order to make an election, an Eligible Holder must ensure that two signed copies of the necessary election forms are returned in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Effective Date duly completed with the details of the number of the MediSystem Shares transferred, the consideration received and the applicable Elected Amounts for the purposes of such elections. Subject to the election forms complying with the provisions of the Tax Act (or applicable provincial income tax Law), one copy of the form will be returned to the particular Eligible Holder, signed by Shoppers, for filing by the Eligible Holder with the CRA (or the applicable provincial tax authority).

Shoppers will make an election under section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) only with an Eligible Holder, and at the amount selected by the Eligible Holder subject to the limitations set out in the Tax Act (and any applicable provincial tax legislation). Shoppers will not be responsible for the proper completion or filing of any election and the Eligible Holder will be solely responsible for the payment of any late filing penalty. Shoppers agrees only to execute any properly completed election and to forward such election by mail (within 90 days after the receipt thereof) to the Eligible Holder. **With the exception of execution of the election by Shoppers, compliance with the requirements for a valid election will be the sole responsibility of the Eligible Holder making the election.** Accordingly, neither Shoppers nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to deliver any election in accordance with the procedures set out in the tax instruction letter, to properly complete any election or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).

In order for the CRA to accept a tax election without a late filing penalty being paid by an Eligible Holder, the election must be received by the CRA on or before the day that is the earliest of the days on or before which either Shoppers or the Eligible Holder is required to file an income tax return for the taxation year in which the exchange occurs. Shoppers' 2006 taxation year is scheduled to end December 30, 2006, although Shoppers' taxation year could end earlier as a result of an event such as an amalgamation. Eligible Holders are urged to consult their own advisors as soon as possible respecting the deadlines applicable to their own particular circumstances. **However, regardless of such deadlines, the tax election forms of an Eligible Holder must be received in accordance with the procedures set out in the tax instruction letter no later than 90 days after the Effective Date.** Because Shoppers has agreed to execute and return the election to the Eligible Holder within 90 days of its receipt in accordance with the procedures set out in the tax instruction letter, to avoid late filing penalties certain Eligible Holders may be required to forward their tax election forms to Shoppers before 90 days after the Effective Date.

Any Eligible Holder who does not ensure that a duly completed election form has been received in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Effective Date will not be able to benefit from the rollover provisions of section 85 of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). Accordingly, all Eligible Holders who wish to enter into an election with Shoppers should give their immediate attention to this matter. The instructions for requesting a tax instruction letter are set out in the Letter of Acceptance and Transmittal. Eligible Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting the election. An Eligible Holder who does not make a valid election under section 85 of the Tax Act may realize a taxable capital gain. The comments herein with respect to such elections are provided for general assistance only. The Law in this area is complex and contains numerous technical requirements. Eligible Holders wishing to make the election should consult their own tax advisors.

Taxation of Capital Gains and Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one half of the amount of any capital gain (a "taxable capital gain"). Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized by the Resident Holder in the year and allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a MediSystem Share may be reduced by the amount of any dividends received (or deemed to be received) by it on such MediSystem Share (or a share that such MediSystem Share is deemed to be the same as) to the extent and under the circumstances prescribed by rules in the Tax Act. Similar rules may apply where a MediSystem Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own advisors regarding these rules.

A Resident Holder that is throughout the year a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable for a refundable tax of 6⅔% on investment income, including taxable capital gains realized and dividends received or deemed to be received in respect of the MediSystem Shares (but not dividends or deemed dividends that are deductible in computing taxable income).

Compulsory Acquisition of MediSystem Shares

As described under Section 7 of the Circular, "Acquisition of MediSystem Shares Not Deposited — Compulsory Acquisition", Shoppers may, in certain circumstances, acquire MediSystem Shares not deposited under the Offer pursuant to statutory rights of purchase under the OBCA. The tax consequences to a Resident Holder of a disposition of MediSystem Shares in such circumstances will generally be as described above under "Sale Pursuant to the Offer". Resident Holders whose MediSystem Shares may be so acquired should consult their own tax advisors.

Subsequent Acquisition Transaction

As described under Section 7 of the Circular, "Acquisition of MediSystem Shares Not Deposited — Subsequent Acquisition Transaction", if Shoppers does not acquire all of the MediSystem Shares pursuant to the Offer or by means of a Compulsory Acquisition, Shoppers may propose other means of acquiring the remaining issued and outstanding MediSystem Shares. The tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Shoppers may propose an amalgamation, arrangement consolidation, capital reorganization, reclassification, continuance or other transaction. Depending upon the form of the Subsequent Acquisition Transaction, a Resident Holder may realize a capital gain or capital loss and/or be deemed to receive a dividend.

Subject to the application of subsection 55(2) of the Tax Act, a Resident Holder will be required to include in computing its income for a taxation year any dividends deemed to be received on the MediSystem Shares or any shares of a taxable Canadian corporation issued as consideration for the MediSystem Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. Any such dividends deemed to be received by a Resident Holder that is a corporation will generally be deductible in computing the corporation's taxable income.

Subsection 55(2) of the Tax Act provides that where a Resident Holder that is a corporation would otherwise be deemed to receive a dividend, in certain circumstances the deemed dividend may be deemed not to be received as a dividend and instead may be treated as proceeds of disposition of the MediSystem Shares or any shares of a taxable Canadian corporation issued as consideration for the MediSystem Shares for purposes of computing the Resident Holder's capital gain or capital loss. Resident Holders that are corporations should consult their own tax advisors in this regard.

A "private corporation", as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax of 33⅓% under Part IV of the Tax Act on dividends received (or deemed to be received) on the MediSystem Shares or any shares of a taxable Canadian corporation issuable as consideration for the MediSystem Shares to the extent such dividends are deductible in computing taxable income for the year.

Resident Holders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their MediSystem Shares acquired pursuant to a Subsequent Acquisition Transaction. No opinion is expressed herein as to the tax consequences of any such transaction to a Resident Holder.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold the MediSystem Shares in a business carried on in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to a non-Canadian holder that is an insurer that carries on an insurance business in Canada and elsewhere.

Sale Pursuant to the Offer

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of MediSystem Shares, unless the MediSystem Shares are "taxable Canadian property", as defined in the Tax Act, to the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, the MediSystem Shares will not constitute taxable Canadian property to a Non-Resident Holder at a particular time provided that (a) the MediSystem Shares are listed on a prescribed stock exchange (which includes the TSX) at that time, and (b) the Non-Resident Holder, Persons with whom the Non-Resident Holder does not deal at arm's length, or the Non-Resident Holder together with all such Persons, have not owned 25% or more of the issued shares of any class or series of the capital stock of MediSystem at any time during the 60-month period that ends at that time. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the MediSystem Shares could be deemed to be taxable Canadian property.

Compulsory Acquisition

Subject to the discussion below under "Delisting of MediSystem Shares", a Non-Resident Holder will not be subject to income tax under the Tax Act on a disposition of the MediSystem Shares either pursuant to Shoppers' statutory rights of purchase described in Section 7 of the Circular, "Acquisition of MediSystem Shares Not Deposited —Compulsory Acquisition" or on an exercise of dissent rights in respect thereof unless the MediSystem Shares are "taxable Canadian property" to the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. Where interest is paid or credited to a Non-Resident Holder in connection with the exercise of dissent rights under a Compulsory Acquisition, such Non-Resident Holder will be subject to Canadian withholding tax under the Tax Act at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. Where the Non-Resident Holder is a U.S. resident entitled to benefits under the *Canada-U.S. Income Tax Convention* (1980) and is the beneficial owner of the interest, the applicable rate of Canadian withholding tax is generally reduced to 10%.

Subsequent Acquisition Transaction

As described in Section 7 of the Circular, "Acquisition of MediSystem Shares Not Deposited — Subsequent Acquisition Transaction", if Shoppers does not acquire all of the MediSystem Shares pursuant to the Offer or by means of a Compulsory Acquisition, Shoppers may propose other means of acquiring the remaining issued and outstanding MediSystem Shares.

The tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. A Non-Resident Holder may realize a capital gain or a capital loss and/or be deemed to receive a dividend, as discussed above under the heading "Holders Resident in Canada — Subsequent Acquisition Transaction". Whether or not a Non-Resident Holder would be subject to income tax under the Tax Act on any such capital gain would depend on whether the MediSystem Shares or any shares issued as consideration for the MediSystem Shares are "taxable Canadian property" to the Non-Resident Holder for purposes of the Tax Act or the Non-Resident Holder is entitled to relief under an applicable income tax convention and the circumstances at that time (see in particular the discussion below under "Delisting of MediSystem Shares"). Dividends paid or deemed to be paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. Where the Non-Resident Holder is a U.S. resident entitled to benefits under the *Canada-U.S. Income Tax Convention* (1980) and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Delisting of MediSystem Shares

As noted in Section 14 of the Circular, "Effect of the Offer on the Market and Listing of MediSystem Shares; Stock Exchange Listings; and Public Disclosure by MediSystem", MediSystem Shares may cease to be listed on the TSX following the completion of the Offer and may not be listed on the TSX at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. Non-Resident Holders are cautioned that, if the MediSystem Shares are not listed on a prescribed stock exchange at the time they are disposed of (a) the MediSystem Shares will be taxable Canadian property to the Non-Resident Holder, (b) the Non-Resident Holder may be subject to income tax under the Tax Act in respect of any capital gain realized on such disposition, subject to any relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident, and (c) the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Holder, in which case Shoppers will be entitled, pursuant to the Tax Act, to deduct or withhold an amount from any payment made to the Non-Resident Holder.

Non-Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of not disposing of their MediSystem Shares pursuant to the Offer.

19. Procedure for Tax Election

Shoppers will make a joint election with a Shareholder under subsection 85(1) or 85(2) of the Tax Act (and, in either case, the corresponding provision of any applicable provincial income tax legislation) (a "Tax Election") only if the Shareholder is an "Eligible Holder" at all relevant times and the Shareholder has properly completed and provided to Shoppers two signed copies of the necessary election forms in the manner and within the time frame set out in the tax instruction letter (as further described in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Sale Pursuant to the Offer — Exchange of MediSystem Shares for Cash and Shoppers Shares — Tax-Deferred Rollover under the Tax Act") and the Shareholder receives Shoppers Shares as partial consideration for their MediSystem Shares pursuant to the Offer. No Tax Election will be made with any Shareholder who is not an Eligible Holder. A Shareholder who completes the necessary election forms and forwards such election forms to Shoppers will be considered to have represented to Shoppers that the Shareholder is an Eligible Holder.

20. Material Changes and Other Information

Except as disclosed elsewhere in the Circular, Shoppers has no information which indicates any material change in the affairs of MediSystem since the date of the last published interim financial statements of MediSystem, and Shoppers has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

21. Stock Exchange Listing Applications

The TSX has conditionally approved the listing of the Shoppers Shares to be issued in connection with the Offer, subject to Shoppers fulfilling all of the requirements of the TSX on or before November 6, 2006.

22. Depositary

Shoppers has engaged CIBC Mellon Trust Company to act as depositary for the receipt of certificates in respect of MediSystem Shares and related Letters of Acceptance and Transmittal and Notices of Guaranteed Delivery deposited under the Offer. The Depositary will receive reasonable and customary compensation from Shoppers for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. The Depositary will be indemnified against certain liabilities and expenses that may arise out of the performance of its obligations as depositary.

No fee or commission is payable by any Shareholder who transmits its MediSystem Shares directly to the Depositary.

Questions and requests for assistance concerning the Offer should be made directly to the Depositary. Additional copies of this document, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may also be obtained without charge from Depositary at the addresses shown on the last page of this document.

23. Legal Matters

Legal matters on behalf of Shoppers will be passed upon by, and the opinion contained under Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations", has been provided by Osler, Hoskin & Harcourt LLP, Canadian counsel to Shoppers. As of August 14, 2006, the partners and associates of Osler, Hoskin & Harcourt LLP owned, directly or indirectly, in aggregate less than 1% of the outstanding Shoppers Shares and less than 1% of the outstanding MediSystem Shares.

24. Offerees' Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides securityholders of MediSystem with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for the particulars of those rights or consult with a lawyer.

25. Expenses of the Offer

The expenses related to the Offer including depositary and printing expenses and expenses for financial, legal and accounting advice, are estimated in the aggregate to be approximately $750,000.

26. Directors' Approval

The contents of the Offer and the Circular have been approved and the sending thereof to the Shareholders has been authorized by the board of directors of Shoppers.

CONSENT OF OSLER, HOSKIN & HARCOURT LLP

TO: THE DIRECTORS OF SHOPPERS DRUG MART CORPORATION

We hereby consent to the reference to our opinion contained under "Certain Canadian Federal Income Tax Considerations" in Section 18 of the Circular accompanying the Offer dated August 14, 2006 made by Shoppers Drug Mart Corporation to the holders of common shares of MediSystem Technologies Inc.

Toronto, Ontario
August 14, 2006

(Signed) OSLER, HOSKIN & HARCOURT LLP

AUDITORS' CONSENT

We have read the Offer and Circular of Shoppers Drug Mart Corporation ("Shoppers") dated August 14, 2006 relating to Shoppers' offer to purchase all of the issued and outstanding common shares of MediSystem Technologies Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Offer and Circular of our report to the shareholders of Shoppers on the consolidated balance sheets of Shoppers as at December 31, 2005 and January 1, 2005, and the consolidated statements of earnings, retained earnings and cash flows for each of the 52 week periods then ended. Our report is dated February 8, 2006.

(Signed) DELOITTE & TOUCHE LLP

Chartered Accountants

Mississauga, Ontario
August 14, 2006

CERTIFICATE OF SHOPPERS DRUG MART CORPORATION

DATED: August 14, 2006

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. For the purpose of the Province of Québec, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the MediSystem Shares which are the subject of the Offer.

(Signed) GLENN MURPHY
Chairman and Chief Executive Officer

(Signed) GEORGE HALATSIS
Executive Vice President and Chief Financial Officer

On behalf of the Board of Directors of
Shoppers Drug Mart Corporation

(Signed) DAVID WILLIAMS
Director

(Signed) DAVID PETERSON
Director

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY

By Hand or Courier:

199 Bay Street
Commerce Court West
Securities Level
Toronto, ON M5L 1G9

By Mail:

P.O. Box 1036
Adelaide Street Postal Station
Toronto, ON M5C 2K4

For Information:

Telephone: 1-800-387-0825 (toll-free)
416-643-5500 (local Toronto)
Facsimile: 416-643-3148
e-mail: inquiries@cibcmellon.com

By Hand or Courier:

Montreal
2001 University Street
Suite 1600
Montreal, QC H3A 2A6

Calgary
#600 The Dome Tower
333 - 7th Avenue S.W.
Calgary, AB T2P 2Z1

Any questions and requests for assistance or additional copies of the Offer and Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be directed by the Shareholders to the Depositary at the telephone numbers and addresses set out above. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

Attachment I.1(a)(ii)

The instructions accompanying this Letter of Acceptance and Transmittal should be read carefully before this Letter of Acceptance and Transmittal is completed. Your broker or other financial advisor can assist you in completing this Letter of Acceptance and Transmittal.

LETTER OF ACCEPTANCE AND TRANSMITTAL

FOR DEPOSIT OF COMMON SHARES OF

MEDISYSTEM TECHNOLOGIES INC.

Pursuant to the Offer dated August 14, 2006 made by

SHOPPERS DRUG MART CORPORATION

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M., TORONTO TIME, ON WEDNESDAY, SEPTEMBER 20, 2006, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

This Letter of Acceptance and Transmittal (the "Letter of Acceptance and Transmittal"), or a manually executed facsimile thereof, properly completed and duly executed, together with all other required documents, must accompany certificate or certificates representing common shares (the "MediSystem Shares") of MediSystem Technologies Inc. ("MediSystem") deposited pursuant to the offer dated August 14, 2006 (the "Offer") made by Shoppers Drug Mart Corporation ("Shoppers") to holders of MediSystem Shares.

The terms and conditions of the Offer are incorporated by reference in this Letter of Acceptance and Transmittal. Capitalized terms used but not defined in this Letter of Acceptance and Transmittal which are defined in the Offer and accompanying circular (together, the "Offer and Circular") dated August 14, 2006 shall have the meanings given to them in the Offer and Circular.

If a Shareholder wishes to deposit MediSystem Shares pursuant to the Offer and the certificate(s) representing the MediSystem Shares is (are) not immediately available or the Shareholder is not able to deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time, those MediSystem Shares may nevertheless be deposited under the Offer pursuant to the procedure for guaranteed delivery provided that all of the conditions set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery", are met. See Instruction 2, "Procedures for Guaranteed Delivery".

CIBC Mellon Trust Company (the "Depositary") or your broker or other financial advisor can assist you in completing this Letter of Acceptance and Transmittal (see back page of this document for addresses and telephone numbers). Persons whose MediSystem Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should immediately contact such registered holder for assistance if they wish to accept the Offer.

Participants of The Canadian Depositary for Securities Limited ("CDS") should contact CDS with respect to the deposit of their MediSystem Shares under the Offer. CDS will be issuing instructions to its participants as to the method of depositing such MediSystem Shares under the terms of the Offer. No fee or commission will be payable by Shareholders who deposit their MediSystem Shares pursuant to the Offer directly to the Depositary.

Delivery of this Letter of Acceptance and Transmittal and accompanying share certificates to the address of the Depositary other than as set forth below does not constitute a valid delivery to the Depositary. You must sign this Letter of Acceptance and Transmittal in the appropriate space provided below and, if you are a U.S. Person (as defined in Instruction 10, "Important Tax Information for U.S. Shareholders"), you must generally also complete the Substitute Form W-9 set forth on page 10 (see Instruction 10, "Important Tax Information for U.S. Shareholders").

Please read carefully the instructions set forth below before completing this Letter of Acceptance and Transmittal.

TO: **SHOPPERS DRUG MART CORPORATION**
AND TO: **CIBC MELLON TRUST COMPANY**

The undersigned delivers to you the enclosed certificate(s) for MediSystem Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such MediSystem Shares upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s):

BOX 1			
Certificate Number(s) (if available)	**Name and Address of Registered Shareholder of MediSystem Shares (please print)**	**Number of MediSystem Shares Represented by Certificate**	**Number of MediSystem Shares Deposited**
	TOTAL		

(Please print or type. If space is insufficient, please attach a list to this Letter of Acceptance and Transmittal in above form.)

The undersigned acknowledges receipt of the Offer and Circular and acknowledges entering into a binding agreement between the undersigned and Shoppers in accordance with the terms and conditions of the Offer. The undersigned represents and warrants that (a) the undersigned has full power and authority to deposit, sell, assign and transfer the MediSystem Shares covered by this Letter of Acceptance and Transmittal (the "Deposited Securities") and any Distributions (as defined below) represented by the enclosed certificate(s), (b) the Deposited Securities and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Securities and Distributions, to any other Person, (c) the deposit of the Deposited Securities and Distributions complies with applicable Laws, and (d) when the Deposited Securities and Distributions are taken up and paid for by Shoppers, Shoppers will acquire good title thereof, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others in accordance with the terms and conditions set forth in the Offer and in this Letter of Acceptance and Transmittal.

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and in this Letter of Acceptance and Transmittal, subject only to the withdrawal rights set out in the Offer, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Securities and delivers to Shoppers the enclosed MediSystem Share certificate(s) representing the Deposited Securities and, on and subject to the terms and conditions of the Offer, deposits, sells, assigns and transfers to Shoppers all right, title and interest of the undersigned in and to the Deposited Securities, and in and to all rights and benefits arising from such Deposited Securities, including, without limitation, any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Securities or any of them on and after the date of the Offer (other than any dividend, distribution or payment in respect of which a reduction in the price of the Offer is made pursuant to Section 10 of the Offer, "Dividends and Distributions; Liens"), including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, "Distributions").

If, on or after the date of the Offer, MediSystem should divide, combine, reclassify, consolidate, convert or otherwise change any of the MediSystem Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then Shoppers may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, "Conditions of the Offer", make such adjustments as it deems appropriate to the purchase price or other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefor) to reflect such division, combination, reclassification, consolidation, conversion or other change.

MediSystem Shares acquired pursuant to the Offer shall be transferred by such Shareholder and acquired by Shoppers free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, rights, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the MediSystem Shares.

If, on or after the date of the Offer, MediSystem should declare, make, pay, allot, reserve or issue any Distribution in respect of MediSystem Shares accepted for purchase pursuant to the Offer which is payable or distributable to the Shareholders on a record date which is prior to the date of transfer of such MediSystem Shares into the name of Shoppers or its nominees or transferees on the share register maintained by or on behalf of MediSystem, then without prejudice to Shoppers' rights under Section 4 of the Offer, "Conditions of the Offer", (a) in the case of any cash dividend, cash distribution or payment in respect of the MediSystem Shares that does not exceed the purchase price per MediSystem Share, the consideration payable per MediSystem Share pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment, and (b) in the case of any cash dividend, cash distribution or payment in respect of the MediSystem Shares that exceeds the purchase price per MediSystem Share, or in the case of any other Distribution, the whole of any such Distribution will be received and held by the depositing Shareholder for the account of and for the benefit of Shoppers and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of Shoppers, accompanied by appropriate documentation of transfer. Pending such remittance pursuant to clause (b), Shoppers will be entitled to all rights and privileges as owner of any such Distribution and may withhold the entire purchase price payable by Shoppers pursuant to the Offer or deduct from the purchase price payable by Shoppers pursuant to the Offer the amount or value of the Distribution, as determined by Shoppers in its sole discretion.

Shareholders whose MediSystem Share certificate(s) is (are) not immediately available or who cannot cause their MediSystem Share certificate(s) and all other required documents to be delivered to the Depositary at or before the Expiry Time must deliver their MediSystem Shares according to the guaranteed delivery procedures set forth in Section 3 of the Offer, "Manner of Acceptance—Procedure for Guaranteed Delivery".

The undersigned irrevocably appoints each of the Depositary, certain officers of Shoppers and any other Person designated by Shoppers in writing (each an "Appointee") as the true and lawful agents, attorneys and attorneys-in-fact and proxies of the undersigned with respect to the Deposited Securities taken up and paid for under the Offer (which securities upon being taken up and paid for are, together with any Distributions thereon, hereinafter referred to as the "Purchased Securities"), effective on and after the date that Shoppers takes up and pays for such Deposited Securities, with full power of substitution and resubstitution (such power of attorney, being coupled with an interest and thereby, being irrevocable) of the depositing Shareholder. This Letter of Acceptance and Transmittal irrevocably authorizes an Appointee in the name of and on behalf of the undersigned (a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of MediSystem, (b) for so long as any Purchased Securities are registered or recorded in the name of the undersigned (whether or not they are now so registered or recorded), to exercise any and all rights of the undersigned including, without limitation, to vote any or all Purchased Securities, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to Shoppers in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent, and to designate in any such instrument, authorization or consent any Person or Persons as the proxy of the undersigned in respect of the Purchased Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of MediSystem, and (c) to execute, endorse and negotiate, for and in the name of and on behalf of the undersigned, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, the undersigned.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Securities or any Distributions. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Securities or any Distributions by or on behalf of the undersigned unless the Deposited Securities are not taken up and paid for under the Offer.

The undersigned agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of MediSystem and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to Shoppers any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and to appoint in any such instruments of proxy, authorizations or consents the Person or Persons specified by Shoppers as the proxy of the holder of the Purchased Securities. **Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such Person with respect thereto.**

The undersigned covenants to execute, upon request of Shoppers, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to Shoppers. Each authority herein conferred or agreed to be conferred is irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The undersigned instructs Shoppers and the Depositary, upon Shoppers taking up the Deposited Securities, to mail the cheques, payable in Canadian funds, and certificate(s), as applicable, representing the Shoppers Shares, by first class mail, postage prepaid, or to hold such cheques or cheques and share certificate(s) representing the Shoppers Shares for pick-up, in accordance with the instructions given above. Should any Deposited Securities not be purchased, the certificate(s) for Deposited Securities and other relevant documents shall be returned in accordance with the instructions in the preceding sentence. The undersigned acknowledges that Shoppers has no obligation pursuant to the instructions given below to transfer any Deposited Securities from the name of the registered holder thereof if Shoppers does not purchase any of the Deposited Securities. Cheques and share certificates mailed in accordance with this paragraph will be deemed to have been delivered at the time of mailing.

Pursuant to rules of the Canadian Payments Association, a $25 million ceiling has been established on cheques, bank drafts and other paper-based payments processed through Canada's clearing system. As a result, any payment to the undersigned in excess of $25 million will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payments Association. Accordingly, settlement with the undersigned involving a payment in excess of $25 million will be made only in accordance with wire transfer instructions provided by the undersigned to the Depositary in writing. In the event wire transfer instructions are required as set out above, the Depositary will contact the undersigned promptly following the Expiry Time for purposes of obtaining wire transfer instructions. Any delay in payment by the Depositary resulting from the provision by the undersigned of wire transfer instructions will not entitle the undersigned to interest or other compensation in addition to the amounts to which the undersigned is entitled pursuant to the Offer.

The undersigned understands and acknowledges that under no circumstances will interest accrue or be paid by Shoppers or by the Depositary to Persons depositing the MediSystem Shares on the purchase price of the MediSystem Shares purchased by Shoppers, regardless of any delay in making such payment.

The Depositary will act as the agent of Persons who have deposited MediSystem Shares in acceptance of the Offer for the purposes of receiving cash payment or cash payment and Shoppers Shares certificates from Shoppers and transmitting such cash payment or cash payment and Shoppers Share certificates to such Persons, and receipt thereof by the Depositary shall be deemed to constitute receipt thereof by Persons depositing MediSystem Shares.

By reason of the use by the undersigned of an English language form of Letter of Acceptance and Transmittal, the undersigned, Shoppers and the Depositary shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Acceptance and Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'utilisation d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l'offre et son acceptation au moyen de la présente lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

BOX 2

(See Instructions 3 and 4)

ISSUE CHEQUE/SHOPPERS SHARES
IN THE NAME OF:
(please print or type)

Name

Street Address and Number

City and Province or State

Country and Postal Code

Telephone — Business Hours

Tax Identification,
Social Insurance or Social Security No.
(See Substitute Form W-9 included herein)

BOX 3

(See Instructions 3 and 4)

SEND CHEQUE/SHOPPERS SHARES
(UNLESS BOX 4 IS CHECKED) TO:
(please print or type)

Name

Street Address and Number

City and Province or State

Country and Postal Code

BOX 4

☐ HOLD CHEQUE/SHOPPERS SHARES FOR PICK-UP AGAINST COUNTER RECEIPT AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF ACCEPTANCE AND TRANSMITTAL IS DEPOSITED

BOX 5

CONSIDERATION ELECTION

Under the Offer, the undersigned hereby elects to receive one of the following forms of consideration for all of the deposited MediSystem Shares represented by the certificate(s) listed in Box 1 above. Shareholders may elect to receive the Cash Alternative (Choice A), the Share Alternative (Choice B) or the Combination Alternative (Choice C).

Shareholders may choose only ONE of the choices

☐ **Choice A - The CASH ALTERNATIVE**

Shareholders who check this box will receive $3.80 in cash for each MediSystem Share deposited to the Offer by such Shareholder

☐ **Choice B - The SHARE ALTERNATIVE**

Shareholders who check this box will receive $0.05 in cash and that fraction of a Shoppers Share as is equal to the Exchange Ratio for each MediSystem Share deposited to the Offer by such Shareholder

☐ **Choice C – The COMBINATION ALTERNATIVE**

Shareholders who check this box will receive a combination of cash and Shoppers Shares for each MediSystem Share deposited to the Offer by such Shareholder determined on the basis of the sum of (i) $3.80 in cash multiplied by the following number of MediSystem Shares _________ (the "Specified Number") (such number not to exceed the total number of MediSystem Shares deposited to the Offer by the Shareholder), and (ii) $0.05 in cash and that fraction of a Shoppers Share as is equal to the Exchange Ratio for each such MediSystem Share multiplied by the number of MediSystem Shares remaining when the Specified Number is subtracted from the number of MediSystem Shares deposited to the Offer by such Shareholder, divided by (iii) the number of MediSystem Shares deposited to the Offer by such Shareholder

Any Shareholder who fails to complete this Letter of Acceptance and Transmittal electing the Share Alternative or the Combination Alternative or who does not properly elect any of the Cash Alternative, the Share Alternative or the Combination Alternative with respect to any MediSystem Shares deposited by such Shareholder pursuant to the Offer will be deemed to have elected the Cash Alternative and will be entitled to receive $3.80 in cash as consideration for each of such Shareholder's MediSystem Shares deposited to the Offer. Eligible Holders (as defined below) who elect the Share Alternative or the Combination Alternative may make a joint tax election with Shoppers and thereby obtain a full or partial tax-deferred "rollover" for Canadian income tax purposes, depending on the Elected Amount and the adjusted cost base to the holder of MediSystem Shares at the time of the exchange.

An Eligible Holder interested in making an election should indicate that intention by completing the box below entitled "Tax Deferral Election for Canadian Shareholders", and a tax instruction letter, which, together with the relevant tax election forms, will be sent to the Eligible Holder at or about the time that the Eligible Holder is sent the Offer consideration to which the Eligible Holder is entitled.

To the extent that the Depositary receives from a holder of MediSystem Shares electing the Combination Alternative a Letter of Acceptance and Transmittal duly completed in all respects and executed in accordance with the Instructions, except that the Specified Number inserted therein exceeds the number of MediSystem Shares tendered to the Offer by such Shareholder, then all MediSystem Shares tendered by the Shareholder shall be considered to have been tendered under the Cash Alternative.

If a Shareholder delivers a Notice of Guaranteed Delivery in respect of MediSystem Shares deposited with this Letter of Acceptance and Transmittal, the election (or deemed election) made in that Notice of Guaranteed Delivery as to the consideration to be received will supersede any election made in this Letter of Acceptance and Transmittal.

No fractional Shoppers Shares will be issued in connection with the Offer. Instead of receiving any fractional Shoppers Shares, Shareholders shall receive a cash payment in Canadian dollars equal to such fraction multiplied by the Shoppers Share Reference Price. For the purposes of determining any cash payment, MediSystem Shares deposited by a registered Shareholder shall be aggregated.

BOX 6

TAX DEFERRAL ELECTION FOR CANADIAN SHAREHOLDERS

[ ] Check this box if the beneficial owner of the Deposited Securities represented by the certificate(s) listed in Box 1 (i) is an "Eligible Holder" (defined below), and (ii) would like to make the joint tax election with Shoppers described in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Sale Pursuant to the Offer — Exchange of MediSystem Shares for Cash and Shoppers Shares — Tax-Deferred Rollover under the Tax Act", in respect of such Shoppers Shares that are received as partial consideration for such Deposited Securities. Eligible Holders who check this box and submit this Letter of Acceptance and Transmittal will receive from the Depositary a tax instruction letter providing instructions on how to complete the tax election forms, including election forms that must be completed and returned directly to Shoppers by the Eligible Holder. Such election forms must be returned in accordance with the procedures set out in the tax instruction letter no later than 90 days after the Effective Date.

The joint tax election can only be made by a beneficial owner of MediSystem Shares who is an Eligible Holder, and who receives Shoppers Shares as partial consideration for such deposited MediSystem Shares. No joint tax election will be made with any other Persons. With the exception of execution of the election by Shoppers, compliance with the requirements for a valid election will be the sole responsibility of the Eligible Holder making the election.

An "Eligible Holder" means a beneficial owner of MediSystem Shares that is a resident of Canada for the purposes of the Tax Act (other than a Person who is exempt from tax under Part I of the Tax Act) or a partnership any member of which is a resident of Canada (other than a partnership all of the members of which who are residents of Canada are exempt from tax under Part I of the Tax Act).

Eligible Holders should consult their own advisors as to whether they should make this tax election and (if so) the procedure for doing so. **It is the Eligible Holder's responsibility to take the steps required to make a valid tax election.**

[ ] Eligible Holders who check the box above and who would like to make a similar election for Québec income tax purposes must also check this box to receive a tax instruction letter relating to such Québec tax election from the Depositary.

BOX 7

DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY

(See Instruction 2)

☐ CHECK HERE IF MEDISYSTEM SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO, ONTARIO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING:
(Please print or type)

Name of Registered Holder: ______________________________

Date of Execution of Guaranteed Delivery: ______________________________

Window Ticket Number (if any): ______________________________

Name of Institution which Guaranteed Delivery: ______________________________

BOX 8

STATUS AS U.S. SHAREHOLDER

Indicate whether or not you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder.

☐ The owner signing this Letter of Acceptance and Transmittal represents that he/she/it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐ The owner signing this Letter of Acceptance and Transmittal is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A "U.S. Shareholder" is any holder of MediSystem Shares that is either (a) providing an address in Box 2 that is located within the United States or any territory or possession thereof or (b) that is a U.S. Person for United States federal income tax purposes.

If you are a U.S. Shareholder or acting on behalf of a U.S. Shareholder, then in order to avoid U.S. backup withholding, you must generally complete the Substitute Form W-9 included below or otherwise provide certification that you are exempt from backup withholding, as provided in Instruction 10, "Important Tax Information For U.S. Shareholders".

SHAREHOLDER SIGNATURE

If you are a U.S. Shareholder, you must also complete the accompanying Substitute Form W-9

Signature guaranteed by (if required under Instruction 4):

Dated: ______________________________

Authorized Signature of Guarantor	**Signature of holder of MediSystem Shares or Authorized Representative — See Instructions 3 and 5**
Name of Guarantor (please print or type)	**Name of holder of MediSystem Shares (please print or type)**
Address of Guarantor (please print or type)	**Name of Authorized Representative, if applicable**
	Daytime telephone number and facsimile of holder of MediSystem Shares or daytime telephone number and facsimile Authorized Representative
	Tax Identification, Social Insurance or Social Security Number of holder of MediSystem Shares

SUBSTITUTE FORM W-9

TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

<table>
<tr><th colspan="3">PAYER'S NAME</th></tr>
<tr>
<td>SUBSTITUTE
Form W-9

Department of the Treasury Internal Revenue Service

Payor's Request for Taxpayer Identification Number ("TIN")</td>
<td>Part I — Taxpayer Identification Number — For all accounts, enter your taxpayer identification number on the appropriate line at right. Certify by signing and dating below. For further instructions, see Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

Name

Business Name
Please check appropriate box
☐ Individual/Sole Proprietor
☐ Corporation
☐ Partnership ☐ Other

Address

City, State, Zip Code</td>
<td>Social Security Number
OR
Employer Identification Number

(If awaiting TIN, write "Applied For")

Part II — For Payees exempt from backup withholding, see the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, check the Exempt box below, and complete the Substitute Form W-9.

Exempt ☐</td>
</tr>
<tr><td colspan="3">Part III — Certification — Under penalties of perjury, I certify that:
(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me); and
(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
(3) I am a U.S. Person (including a U.S. resident alien).
Certification Instructions — You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed Guidelines).

Signature   Date</td></tr>
</table>

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN PART I OF THIS SUBSTITUTE FORM W-9

<table>
<tr><th>CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER</th></tr>
<tr><td>I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that, notwithstanding the information I provided in Part III of the Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), all payments made to me before I provide a properly certified taxpayer identification number will be subject to the applicable percentage of backup withholding tax.

Signature   Date</td></tr>
</table>

Note: Failure to complete and return this Substitute Form W-9 may subject you to applicable Federal income tax withholding on any payments made to you. Please review the enclosed *Guidelines for Certification of Taxpayer Identification Number on Substitute Form* W-9 for additional details.

INSTRUCTIONS

1. Use of Letter of Acceptance and Transmittal

(a) This Letter of Acceptance and Transmittal, or a manually executed facsimile thereof, properly completed and duly executed, in either case with the signature(s) guaranteed if required in Instruction 4 below, and all other documents required by the terms of the Offer and this Letter of Acceptance and Transmittal, together with the accompanying certificate or certificates representing the Deposited Securities, must be received by the Depositary at the offices specified on the back cover page before the Expiry Time, being 8:00 p.m., Toronto time, on September 20, 2006, unless the Offer is extended or withdrawn or unless the procedures for guaranteed delivery set out in Instruction 2 below are used.

(b) The method of delivery of certificates representing MediSystem Shares, this Letter of Acceptance and Transmittal and all other required documents is at the option and risk of the Person depositing the same, and delivery will be deemed effective only when such documents are actually received. Shoppers recommends that all such documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

(c) Shareholders who wish to accept the Offer and whose MediSystem Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their MediSystem Shares.

2. Procedures for Guaranteed Delivery

If a Shareholder wishes to deposit MediSystem Shares pursuant to the Offer and the certificate(s) representing the MediSystem Shares is (are) not immediately available or the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary at or prior to the Expiry Time, those MediSystem Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a) the deposit is made by or through an Eligible Institution;

(b) a Notice of Guaranteed Delivery (printed on green paper) in the form accompanying the Offer and Circular or a facsimile thereof, properly completed and duly executed, including a guarantee by an Eligible Institution in the form specified in the Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto as set out in the Notice of Guaranteed Delivery at or prior to the Expiry Time; and

(c) the certificate(s) representing deposited MediSystem Shares in proper form for transfer with respect to such MediSystem Shares, together with this Letter of Acceptance and Transmittal or a manually executed facsimile thereof, properly completed and duly executed, with any required signature guarantees and all other documents required by this Letter of Acceptance and Transmittal, is (are) received by the Depositary at its office in Toronto as set out in the Notice of Guaranteed Delivery at or prior to 5:00 p.m., Toronto time, on the third trading day on the TSX after the date on which the Expiry Time occurs.

The Notice of Guaranteed Delivery may be delivered by hand, by courier, by mail or transmitted by facsimile to the Depositary at its office in Toronto as set out in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. **Delivery of the Notice of Guaranteed Delivery and this Letter of Acceptance and Transmittal and accompanying share certificate(s) to any office other than such office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.**

An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks or trust companies in the United States.

3. Signatures

No signature guarantee is required on this Letter of Acceptance and Transmittal if:

(a) this Letter of Acceptance and Transmittal is signed by the registered holder of MediSystem Shares exactly as the name of the registered holder appears on the MediSystem Share certificate deposited herewith, and the cash payable or the cash payable and the certificates for Shoppers Shares issuable in each case under the Offer, are to be delivered directly to such registered holder, or

(b) MediSystem Shares are deposited for the account of an Eligible Institution.

In all other cases, all signatures on this Letter of Acceptance and Transmittal must be guaranteed by an Eligible Institution. If a certificate representing MediSystem Shares is registered in the name of a Person other than the signatory of this Letter of Transmittal or if the cash payable or the cash payable and certificates for the Shoppers Shares issuable are to be delivered to a Person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered holder appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

4. Guarantee of Signatures

If this Letter of Transmittal is signed by a Person other than the registered holder(s) of the Deposited Securities or if Deposited Securities not purchased are to be returned to a Person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) as shown on the registers of MediSystem or if payment is to be issued in the name of a Person other than the registered holder(s) of the Deposited Securities, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

5. Fiduciaries, Representatives and Authorizations

Where this Letter of Acceptance and Transmittal is executed by a Person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other Person acting in a representative capacity, this Letter of Acceptance and Transmittal must be accompanied by satisfactory evidence of the authority to act. Either Shoppers or the Depositary, in their sole discretion, may require additional evidence of such Person's authority or additional documentation.

6. Partial Deposits

If less than the total number of MediSystem Shares evidenced by any certificate submitted is to be deposited, fill in the number of MediSystem Shares to be deposited in the appropriate space on this Letter of Acceptance and Transmittal. In such case, new certificate(s) for the number of MediSystem Shares not deposited will be sent to the registered holder unless otherwise provided as soon as practicable after the Expiry Time. The total number of MediSystem Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. Governing Law

The Offer and agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

8. Miscellaneous

(a) If the space on this Letter of Acceptance and Transmittal is insufficient to list all certificates for Deposited Securities, additional certificate numbers and number of Deposited Securities may be included on a separate signed list affixed to this Letter of Acceptance and Transmittal.

(b) If Deposited Securities are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Acceptance and Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted. All depositing holders of MediSystem Shares by execution of this Letter of Acceptance and Transmittal or a facsimile hereof waive any right to receive any notice of the acceptance of Deposited Securities for payment, except as required by applicable Law.

(d) Before completing this Letter of Acceptance and Transmittal, you are urged to read the accompanying Offer and Circular.

(e) All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any MediSystem Shares deposited pursuant to the Offer will be determined by Shoppers in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. Shoppers reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the Laws of any jurisdiction. Shoppers reserves the absolute right to waive any defects or irregularities in the deposit of any MediSystem Shares. No deposit of MediSystem Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. There shall be no duty or obligation on Shoppers or the Depositary or any other Person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. Shoppers' interpretation of the terms and conditions of the Offer, the Circular, this Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery will be final and binding. Shoppers reserves the right to permit the Offer to be accepted in a manner other than that set out herein.

(f) Under no circumstance will any amount be paid by Shoppers or the Depositary by reason of any delay in exchanging any MediSystem Shares or in making payments for MediSystem Shares or in lieu of fractional Shoppers Shares to any Person on account of MediSystem Shares accepted for exchange or payment pursuant to the Offer.

(g) Additional copies of the Offer and Circular, this Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at its office at the address listed below.

9. Lost Certificates

If a share certificate has been lost or destroyed, mutilated or mislaid, this Letter of Acceptance and Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to MediSystem's registrar and transfer agent so that the transfer agent may provide replacement instructions. If a certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that the Depositary or MediSystem's transfer agent may contact you.

10. Important Tax Information for U.S. Shareholders

To ensure compliance with Internal Revenue Service Circular 230, you are hereby notified that any discussion of tax matters set forth in this Letter of Acceptance and Transmittal was written in connection with the promotion or marketing of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used by any Person, for the purpose of avoiding tax-related penalties under federal, state, or local tax law. You should seek advice based on your particular circumstances from an independent tax advisor.

To prevent backup withholding on any payment made to a U.S. Shareholder (or Person acting on behalf of a U.S. Shareholder) with respect to MediSystem Shares tendered, you are required, if you are a U.S. Person (as defined below), (i) to notify the Depositary of your current U.S. taxpayer identification number, or TIN, (or the TIN of the Person on whose behalf you are acting) by completing the Substitute Form W-9 as described more fully below, or (ii) to otherwise establish a basis for exemption from backup withholding. If you are a U.S. Shareholder that is not a U.S. Person but provides a mailing address in the United States, you may be required to furnish an IRS Form W-8 to avoid backup withholding. You should speak to your tax advisor to obtain this form.

If backup withholding applies, the Depositary is required to withhold 28% of the amount of any payments made pursuant to the Offer. Backup withholding is not an additional tax. Amounts withheld are creditable against the U.S. Shareholder's regular United States federal income tax liability, and any amount overwithheld generally will be refundable to the U.S. Shareholder if the U.S. Shareholder properly files a United States federal income tax return.

Certain U.S. Shareholders are exempt from backup withholding. If you are an exempt U.S. Shareholder, you should furnish your TIN, check the "Exempt" box in Part II of the Substitute Form W-9, and sign, date and return the Substitute Form W-9 to the Depositary.

Each U.S. Shareholder is urged to consult his or her own tax advisor to determine whether such U.S. Shareholder is required to furnish Substitute Form W-9, is exempt from backup withholding and information reporting, or is required to furnish an IRS Form W-8.

You are a U.S. Person, if you are, for U.S. federal income tax purposes, an individual citizen or a resident of the United States (including a U.S. resident alien), a partnership, corporation, company, or association created or organized in the United States or under the Laws of the United States, or any state thereof (including the District of Columbia), an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. Persons are authorized to control all substantial decisions of the trust.

Each tendering U.S. Person that is not exempt from backup withholding is required to provide the Depositary with a correct TIN and with certain other information on Substitute Form W-9, which is attached above, and to certify that the TIN provided is correct (or that such U.S. Person is awaiting a TIN) and that the U.S. Person is not subject to backup withholding.

The TIN is generally the U.S. Person's U.S. Social Security number or the U.S. federal employer identification number. The U.S. Person is required to furnish the TIN of the registered holder of the MediSystem Shares. The enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" explain the proper certification to use if the MediSystem Shares are registered in more than one name or are not registered in the name of the actual owner. The U.S. Shareholder may write "Applied For" on the Substitute Form W-9 if the tendering U.S. Person has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the U.S. Shareholder writes "Applied For" on the TIN line of the Substitute Form W-9 and the Depositary is not provided with a TIN by the time of payment, the Depositary will backup withhold a portion of such payments. Certain U.S. Persons are not subject to these backup withholding and reporting requirements. **See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional instructions.**

Failure to provide the required information on the Substitute Form W-9 may subject the tendering U.S. Person to a penalty imposed by the Internal Revenue Service and backup withholding at the rate of 28% on any payment made pursuant to the Offer. More serious penalties may be imposed for providing false information which, if wilfully done, may result in fines and/or imprisonment.

Shareholders that are not U.S. Persons but provide a mailing address in the United States may be required to file an IRS Form W-8BEN or other appropriate IRS Form W-8. You should speak to your tax advisor to obtain this form. A failure to properly complete and furnish the appropriate IRS Form W-8 may result in backup withholding.

11. Assistance

THE DEPOSITARY (SEE BACK COVER PAGE FOR ITS ADDRESS AND TELEPHONE NUMBER) OR YOUR INVESTMENT DEALER, STOCKBROKER, TRUST COMPANY MANAGER, BANK MANAGER, LAWYER OR OTHER PROFESSIONAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF ACCEPTANCE AND TRANSMITTAL.

THIS LETTER OF ACCEPTANCE AND TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE (TOGETHER WITH CERTIFICATES FOR DEPOSITED SECURITIES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY SIGNED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer — Social Security numbers ("SSNs") have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers ("EINs") have nine digits separated by only one hyphen: i.e., 00-0000000. All "section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

Specific Instructions

Name. If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first and then circle the name of the Person or entity whose number you enter in Part I of the form.

Sole proprietor. Enter your **individual** name as shown on your income tax return on the "Name" line. You may enter your business, trade, or "doing business as (DBA)" name on the "Business name" line.

Limited liability company (LLC). If you area single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Treasury regulations section 301.7701-3, **enter the owner's name on the "Name" line**. Enter the LLC's name on the "Business name" line. Check the appropriate box for your filing status (sole proprietor, corporation, etc.), then check the box for "Other" and enter "LLC" in the space provided.

Caution: *A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.*

Other entities. Enter your business name as shown on required Federal tax documents on the "Name" line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the "Business name" line.

Note. You are requested to check the appropriate box for your status (individual/sole proprietor, corporation, etc.)

Exempt From Backup Withholding

If you are exempt, enter your name as described above and check the appropriate box for your status, then check the "Exempt" box in Part II, sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

Exempt payees. Backup withholding is not required on any payments made to the following payees:

1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),
2. The United States or any of its agencies or instrumentalities,
3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,
4. A foreign government or any of its political subdivisions, agencies, or instrumentalities, and
5. An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

1. A corporation,
2. A foreign central bank of issue,
3. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,
4. A futures commission merchant registered with the Commodity Futures Trading Commission,
5. A real estate investment trust,
6. An entity registered at all times during the tax year under the Investment Company Act of 1940,
7. A common trust fund operated by a bank under section 584(a), and
8. A financial institution.

Part I — Taxpayer Identification Number (TIN)

Enter your TIN on the appropriate line.

If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it on the Social Security number line. If you do not have an ITIN, see **How to get a TIN below**.

If you are a **sole proprietor** and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are an **LLC** that is **disregarded as an entity** separate from its owner (see ***Limited liability company (LLC)*** above), and are owned by an individual, enter your SSN (or EIN, if you have one). If the owner of a disregarded LLC is a corporation, partnership, etc., enter the owner's EIN.

Note: See the chart on the next page for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get **Form SS-5**, Application for a Social Security Card, from your local Social Security Administration office or get this form on-line at www.socialsecurity.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. Get **Form W-7**, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN or **Form SS-4**, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses/ and clicking on Employer ID Numbers under Related Topics. You may get Forms W-7 and SS-4 from the IRS by calling 1-800-TAXFORM (1-800-829-3676) or from the IRS's Internet Web Site at **www.irs.gov**.

If you do not have a TIN, write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: *Writing "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.*

Part III — Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1 and 4 below indicate otherwise.

For a joint account, only the Person whose TIN is shown in Part I should sign (when required).

1. **Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983.** You must give your correct TIN, but you do not have to sign the certification.
2. **Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983.** You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.
3. **Real estate transactions.** You must sign the certification. You may cross out item 2 of the certification.
4. **Other payments.** You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to give your correct TIN to Persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, or to Federal and state agencies to enforce Federal non tax criminal Laws and to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

What Name and Number To Give the Requestor

For this type of account:	Give name and SSN or EIN of:
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combines funds, the first individual on the account(1)
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4. a. The usual revocable savings trust. (grantor is also trustee).	The grantor-trustee(1)
b. So-called trust account that is not a legal or valid trust under state law	The actual owner(1)
5. Sole proprietorship or single-owner LLC	The owner(3)
6. A valid trust, estate, or pension trust	Legal entity(4)
7. Corporate or LLC electing corporate status on Form 8832	The corporation
8. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
9. Partnership or multi-member LLC	The partnership
10. A broker or registered nominee	The broker or nominee
11. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

1. List first and circle the name of the Person whose number you furnish. If only one Person on a joint account has an SSN, that person's number must be furnished.
2. Circle the minor's name and furnish the minor's SSN.
3. You must show your individual name, but you may also enter your business or "DBA" name on the second name line. You may use either your SSN or EIN (if you have one). If you are a sole proprietor, the IRS encourages you to use your SSN.
4. List first and circle the name of the legal trust, estate or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY

By Hand or Courier:

199 Bay Street
Commerce Court West
Securities Level
Toronto, ON M5L 1G9

By Mail:

P.O. Box 1036
Adelaide Street Postal Station
Toronto, ON M5C 2K4

For Information:

Telephone:	1-800-387-0825 (toll-free)
	416-643-5500 (local Toronto)
E-mail:	inquiries@cibcmellon.com

By Hand or Courier:

Montreal
2001 University Street
Suite 1600
Montreal, QC H3A 2A6

Calgary
#600 The Dome Tower
333 - 7th Avenue S.W.
Calgary, AB T2P 2Z1

Any questions and requests for assistance or additional copies of the Offer and Circular, as varied from time to time, this Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be directed by Shareholders to the Depositary at the telephone numbers and addresses set out above. You may also contact your broker, investment dealer, bank, trust company or other nominee for assistance.

Attachment I.1(a)(iii)

Your broker or other financial advisor can assist you in completing this Notice of Guaranteed Delivery.

THIS IS NOT A LETTER OF ACCEPTANCE AND TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

FOR DEPOSIT OF COMMON SHARES OF

MEDISYSTEM TECHNOLOGIES INC.

Pursuant to the Offer dated August 14, 2006 made by

SHOPPERS DRUG MART CORPORATION

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M., TORONTO TIME, ON WEDNESDAY, SEPTEMBER 20, 2006 UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

This Notice of Guaranteed Delivery must be used to accept the offer to purchase dated August 14, 2006 (the "Offer") made by Shoppers Drug Mart Corporation ("Shoppers") to holders ("Shareholders") of common shares (the "MediSystem Shares") of MediSystem Technologies Inc. ("MediSystem") if certificates representing the MediSystem Shares are not immediately available or the Shareholder is not able to deliver the certificates and all other required documents to CIBC Mellon Trust Company (the "Depositary") at or prior to the Expiry Time. This Notice of Guaranteed Delivery may be delivered by hand, by courier, by mail or transmitted by facsimile to the Depositary at its office in Toronto at the address or facsimile number, as applicable, set out below.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer and accompanying circular (together, the "Offer and Circular") dated August 14, 2006 shall have the meanings given to them in the Offer and Circular.

As set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery", if a Shareholder wishes to deposit MediSystem Shares pursuant to the Offer and the certificate(s) representing the MediSystem Shares is (are) not immediately available or the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary at or prior to the Expiry Time, those MediSystem Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a) the deposit is made by or through an Eligible Institution;

(b) this Notice of Guaranteed Delivery or a facsimile hereof, properly completed and duly executed, including a guarantee by an Eligible Institution in the form specified below, is received by the Depositary at its office in Toronto as set out below, at or prior to the Expiry Time; and

(c) the certificate(s) representing deposited MediSystem Shares in proper form for transfer with respect to such MediSystem Shares, together with a Letter of Acceptance and Transmittal in the form accompanying the Offer and Circular or a manually executed facsimile thereof, properly completed and duly executed, with any required signature guarantees and all other documents required by the Letter of Acceptance and Transmittal, is (are) received by the Depositary at its office in Toronto as set out below at or prior to 5:00 p.m., Toronto time, on the third trading day on the TSX after the date on which the Expiry Time occurs.

An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or bank and trust companies in the United States.

The undersigned understands and acknowledges that under no circumstances will interest accrue or be paid by Shoppers or the Depositary to Persons depositing MediSystem Shares on the purchase price of MediSystem Shares purchased by Shoppers, regardless of any delay in making such payment, and that the consideration for MediSystem Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for MediSystem Shares delivered to the Depositary before the Expiry Time, even if the MediSystem Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such MediSystem Shares is not made, until after the take up and payment for the MediSystem Shares under the Offer.

Each authority herein conferred or agreed to be conferred is irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

TO: SHOPPERS DRUG MART CORPORATION

AND TO: CIBC MELLON TRUST COMPANY, AS DEPOSITARY

DO NOT SEND CERTIFICATES FOR MEDISYSTEM SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR MEDISYSTEM SHARES MUST BE SENT WITH YOUR LETTER OF ACCEPTANCE AND TRANSMITTAL.

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO ANY OFFICE OTHER THAN THE TORONTO OFFICE OF THE DEPOSITARY AS SET FORTH BELOW OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA FACSIMILE TO A NUMBER OTHER THAN THE NUMBER SET FORTH BELOW DOES NOT CONSTITUTE DELIVERY FOR PURPOSES OF SATISFYING A GUARANTEED DELIVERY.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF ACCEPTANCE AND TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF ACCEPTANCE AND TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE PROVIDED IN THE SIGNATURE BOX IN THE LETTER OF ACCEPTANCE AND TRANSMITTAL.

The undersigned hereby deposits with Shoppers, upon the terms and subject to the conditions set forth in the Offer and in the related Letter of Acceptance and Transmittal, receipt of which is hereby acknowledged, the MediSystem Shares listed below pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery".

Certificate Number(s) (if available)	Name and Address of Registered Shareholder (please print)	Number of MediSystem Shares Represented by Certificate	Number of MediSystem Shares Deposited
	TOTAL		

(Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the above form.)

CONSIDERATION ELECTION

Under the Offer, the undersigned hereby elects to receive one of the following forms of consideration for all of the deposited MediSystem Shares represented by the certificate(s) listed above. Shareholders may elect to receive the Cash Alternative (Choice A), the Share Alternative (Choice B) or the Combination Alternative (Choice C).

Shareholders may choose only ONE of the choices

☐ **Choice A - The CASH ALTERNATIVE**

Shareholders who check this box will receive $3.80 in cash for each MediSystem Share deposited to the Offer by such Shareholder

☐ **Choice B - The SHARE ALTERNATIVE**

Shareholders who check this box will receive $0.05 in cash and that fraction of a Shoppers Share as is equal to the Exchange Ratio for each MediSystem Share deposited to the Offer by such Shareholder

☐ **Choice C - The COMBINATION ALTERNATIVE**

Shareholders who check this box will receive a combination of cash and Shoppers Shares for each MediSystem Share deposited to the Offer by such Shareholder determined on the basis of the sum of (i) $3.80 in cash multiplied by the following number of MediSystem Shares __________ (the "Specified Number") (such number not to exceed the total number of MediSystem Shares deposited to the Offer by the Shareholder), and (ii) $0.05 in cash and that fraction of a Shoppers Share as is equal to the Exchange Ratio for each such MediSystem Share multiplied by the number of MediSystem Shares remaining when the Specified Number is subtracted from the number of MediSystem Shares deposited to the Offer by such Shareholder, divided by (iii) the number of MediSystem Shares deposited to the Offer by such Shareholder

Any Shareholder who fails to complete this Notice of Guaranteed Delivery electing the Share Alternative or the Combination Alternative or who does not properly elect any of the Cash Alternative, the Share Alternative or the Combination Alternative with respect to any MediSystem Shares deposited by such Shareholder pursuant to the Offer will be deemed to have elected the Cash Alternative and will be entitled to receive $3.80 in cash as consideration for each of such Shareholder's MediSystem Shares deposited to the Offer. Eligible Holders who elect the Share Alternative or the Combination Alternative may make a joint tax election with Shoppers and thereby obtain a full or partial tax-deferred "rollover" for Canadian income tax purposes, depending on the Elected Amount and the adjusted cost base to the holder of MediSystem Shares at the time of the exchange. An Eligible Holder interested in obtaining a tax instruction letter and the relevant tax election forms from the Depositary should complete the box in the Letter of Acceptance and Transmittal entitled "Tax Deferral Election for Canadian Shareholders".

To the extent that the Depositary receives from a holder of MediSystem Shares electing the Combination Alternative a Notice of Guaranteed Delivery duly completed in all respects and executed in accordance with the instructions contained herein and the Instructions contained in the Letter of Acceptance and Transmittal, as applicable, except that the Specified Number inserted therein exceeds the number of MediSystem Shares tendered to the Offer by such Shareholder, then all MediSystem Shares tendered by such Shareholder shall be considered to have been tendered under the Cash Alternative.

The election (or deemed election) made in this Notice of Guaranteed Delivery as to the consideration to be received will supersede any election made in a Letter of Acceptance and Transmittal.

No fractional Shoppers Shares will be issued in connection with the Offer. Instead of receiving any fractional Shoppers Shares, Shareholders shall receive a cash payment in Canadian dollars equal to such fraction multiplied by the Shoppers Share Reference Price. For the purposes of determining any cash payment, MediSystem Shares deposited by a registered Shareholder shall be aggregated.

Area Code and Telephone Numbers (daytime): ______________________________

Dated: ______________________________
(Signature of Shareholder)

____
(Please Print Name of Shareholder)

GUARANTEE OF DELIVERY
(Not to be used for signature guarantee)

The undersigned, an Eligible Institution, guarantees delivery to the Depositary at its address in Toronto set forth herein of the certificate(s) representing the MediSystem Shares deposited hereby, in proper form for transfer together with a properly completed and duly executed Letter of Acceptance and Transmittal or a manually executed facsimile thereof, with any required signature guarantees all other documents required by the Letter of Acceptance and Transmittal, all prior to 5:00 p.m., Toronto time, on the third trading day on the TSX after date on which the Expiry Date occurs.

Name of Firm	Authorized Signature
Address of Firm	Name (please print)
	Title
Zip Code/Postal Code	Date
Area Code and Telephone Number	

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY

By Hand or Courier:

199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9
Attention: Corporate Actions

By Mail:

P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4
Attention: Corporate Actions

By Facsimile Transmission:

(416) 643-3148

Any questions and requests for assistance or additional copies of the Offer and Circular, as varied from time to time, the Letter of Acceptance and Transmittal and this Notice of Guaranteed Delivery may be directed by Shareholders to the Depositary at the addresses set out above. You may also contact your broker, investment dealer, bank, trust company or other nominee for assistance.

Attachment I.1(a)(iv)

Attention Business/Financial Editors:

Shoppers Drug Mart Corporation Announces Mailing of Offer for MediSystem Technologies Inc.

TORONTO, August 15, 2006 — Shoppers Drug Mart Corporation (TSX: SC) today announced that it has mailed to the shareholders of MediSystem Technologies Inc. (TSX: MDY) its Take-Over Bid Circular in connection with its previously announced offer to acquire all of MediSystem's outstanding common shares for an approximate total purchase price of $89.9 million.

Subject to certain conditions, Shoppers is offering $3.80 in cash per MediSystem share or the equivalent of $3.75 in Shoppers common shares plus $0.05 in cash per MediSystem share. MediSystem shareholders have the right to elect to receive all cash, all Shoppers common shares (plus $0.05 per MediSystem common share) or a combination of cash and Shoppers common shares.

As described in the MediSystem Directors' Circular accompanying Shoppers' Take-Over Bid Circular, the MediSystem board of directors unanimously recommends that MediSystem shareholders accept the Shoppers offer and deposit their MediSystem shares under the offer. The Shoppers offer will be open for acceptance until 8:00 p.m., Toronto time, on September 20, 2006, unless it is extended or withdrawn by Shoppers. MediSystem shareholders may obtain a copy of the Take-Over Bid Circular, Directors' Circular and other materials (when available) at the SEDAR web site at www.sedar.com or from CIBC Mellon Trust Company, Depositary for the offer, at 1-800-387-0825 (toll free) or (416) 643-5500 in Toronto.

Shoppers Drug Mart Corporation is one of the most recognized and trusted names in Canadian retailing. The Company is the licensor of full-service retail drug stores operating under the name Shoppers Drug Mart (Pharmaprix in Québec). With more than 960 Shoppers Drug Mart and Pharmaprix stores operating in prime locations in each province and two territories, the Company is one of the most convenient retailers in Canada. The Company also owns and operates 53 Shoppers Home Health Care stores, making it the largest Canadian retailer of home health care products and services.

- 30 -

For further information:

Media:
Barbara Dawson
Vice-President, Corporate Affairs
(416) 490-2661

Investor Relations:
(416) 493-1220, ext. #5678
investorrelations@shoppersdrugmart.ca

Exhibit II.2(a)

94

SHOPPERS DRUG MART

SHOPPERS DRUG MART CORPORATION

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

Dated as of March 21, 2006

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Annual Information Form ("AIF") of Shoppers Drug Mart Corporation ("Shoppers" or the "Company") contains forward-looking statements that are based upon the Company's current beliefs, plans, objectives, strategies, estimates, intentions and expectations, including as they relate to its operating and financial results, capital expenditures, dividend policy and the ability to execute on its operating, investing and financing strategies. Words such as "believe", "expect", "anticipate", "intend", "plan", "estimate", "should" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions by management of the Company, and risks and uncertainties that are difficult to control and predict. Management's assumptions have been derived from information that is currently available to the Company including information obtained by the Company from third party industry analysts and, including but not limited to, the assumption that there will be (i) no unforeseen changes in the regulatory framework governing the sale of prescription drugs and third party payment programs, (ii) no unforeseen changes in Canadian tax laws, (iii) a stable competitive environment, and (iv) no significant event occurring outside the ordinary course of business such as a natural disaster, epidemic or other calamity. Assumptions about the performance of the Canadian economy and how it will affect the Company's business are also material factors when setting strategic objectives and in determining financial targets.

Actual results or developments may differ materially from those contemplated by these forward-looking statements depending on the accuracy of management's assumptions, and, among others, such factors as changes in the regulatory environment as it relates to the sale of prescription drugs, efforts of third party payers to reduce prescription drug costs and reimbursement rates, increased competition from other retailers as well as changes in consumer preferences or loyalties, the Company's ability to secure new store locations under acceptable lease terms, the Company's ability to attract, hire and retain suitable Associates, pharmacists and management personnel, the Company's ability to achieve cost efficiencies and other benefits from operational initiatives and technological improvements, exposure to interest rate fluctuations, foreign currency risks, certain property and casualty risks, risks in connection with third party service providers, seasonality risks, changes in federal and provincial laws, rules and regulations relating to the Company's business including, tax regulations and accounting pronouncements, the success of the Company's Associate-owned stores, supplier and brand reputations, and the strength of the economy in general or in the markets served by the Company, including changes in consumer purchasing power and/or spending patterns. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors and others should carefully consider these and other factors and not place undue reliance on these forward-looking statements.

The forward-looking statements contained in this AIF represent the Company's views only as of the date hereof. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company disclaims any obligation to update any forward-looking statements, whether written or oral or whether as a result of new information, future events, or otherwise.

Shoppers cautions that the above list of assumptions and risk factors is not exhaustive. Some of these and other factors are discussed in more detail under "Risk Factors" in the Management's Discussion and Analysis ("MD&A") included on pages 5 through 38 of the 2005 Annual Report. Further information regarding these and other factors are also included in the Company's public filings with provincial securities regulatory authorities and can be found at www.sedar.com.

SHOPPERS DRUG MART CORPORATION

ANNUAL INFORMATION FORM

Unless otherwise indicated, the information contained in this AIF is current as of March 21, 2006, and all amounts are in Canadian dollars. References to "Shoppers stores" or the "Company's stores" refer to stores owned and operated by pharmacists ("Associates") under licensing arrangements with the Company and stores owned and operated by the Company. The Company has determined that the individual Associate-owned stores that comprise its store network are deemed to be variable interest entities and that the Company is the primary beneficiary in accordance with Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15"). As such, the Associate-owned stores are subject to consolidation by the Company with the result that the financial condition and results of operations of the Associate-owned stores are reflected in the Company's consolidated financial statements. However, as the Associate-owned stores remain separate legal entities from the Company, consolidation of these stores has no impact on the underlying risks facing the Company. Certain prior year numbers have been adjusted in accordance with AcG-15. Accordingly, fiscal 2005 and 2004 reflect the implementation and retroactive implementation of AcG-15. Prior years have not been restated. Sales represent the combination of sales to external customers of the retail drug stores owned by the Associates and the *Shoppers Home Health Care*® stores owned by the Company.

1. CORPORATE STRUCTURE

Name and Incorporation

Shoppers Drug Mart Corporation was incorporated under the *Business Corporations Act* (Ontario) on November 16, 1999. The Company was continued by amalgamation under the *Business Corporations Act* (New Brunswick) on January 31, 2000 and amended its articles to, among other things, change its name from SDM Corporation to its current name on October 24, 2001. The Company was subsequently continued under the *Canada Business Corporations Act* (the "CBCA") on May 30, 2002 and is now governed under the CBCA for corporate law purposes. The Company commenced operations upon acquiring the Shoppers Drug Mart Group, a group of companies which were subsidiaries of Imperial Tobacco Canada Limited, on February 4, 2000.

The Company's head office is at 243 Consumers Road, Toronto, Ontario, M2J 4W8, its registered office is also at 243 Consumers Road, Toronto, Ontario, M2J 4W8 and its head office telephone number is (416) 493-1220. The Company's website address is www.shoppersdrugmart.ca.

Unless the context indicates otherwise, all references to "Shoppers" or the "Company" in this AIF refer to Shoppers Drug Mart Corporation and its subsidiaries and, prior to February 4, 2000, to its predecessor, the Shoppers Drug Mart Group.

Intercorporate Relationships

All of Shoppers' subsidiaries are wholly-owned, either directly or indirectly, by the Company. Except for subsidiaries whose sole assets are the receivables from an affiliate, the only subsidiaries of the Company whose total assets constituted more than 10% of the consolidated assets of the Company as of December 31, 2005, or whose total sales and operating revenues exceeded 10% of the consolidated sales and operating revenues of the Company for the fiscal year ended December 31, 2005, are Shoppers Drug Mart Inc. ("SDMI"), Shoppers Drug Mart (London) Limited ("SDM London") and 911979 Alberta Ltd. ("AlbertaCo"). SDMI was incorporated under the *Business Corporations Act* (Ontario) on November 15, 1999, was amalgamated with 1386471 Ontario Limited on February 4, 2000, was continued under the *Business Corporations Act* (New Brunswick) on March 3, 2000 and was subsequently continued under the CBCA on July 8, 2002. SDMI is the principal operating company of the Shoppers business. SDM London was incorporated under the *Corporations Act* (Ontario) on September 8, 1964 and was continued under the CBCA on May 1, 1996. SDM London licenses the operation of 114 Shoppers Drug Mart retail drugs stores in Ontario. AlbertaCo was incorporated under the *Business Corporations Act* (Alberta) on December 27, 2000. AlbertaCo owns the trademarks used in the Shoppers business and licenses them to SDMI and two other wholly-owned subsidiaries, Pharmaprix Inc. and Shoppers Drug Mart (London) Limited, which in turn license them to the Associates.

2. DESCRIPTION OF THE BUSINESS

Overview

Shoppers is the licensor of full-service retail drug stores operating under the name *Shoppers Drug Mart®* (*Pharmaprix®* in Québec). As at December 31, 2005, there were 950 Shoppers Drug Mart/Pharmaprix retail drug stores owned and operated under license by Associates. The Company's stores are located in prime locations in each province and two territories, making Shoppers stores among the most convenient retail outlets in Canada. In fiscal 2005, Shoppers stores recorded consolidated sales of approximately $7.2 billion. In addition to its drug store network, Shoppers owns and operates 51 *Shoppers Home Health Care®* stores, making it the largest Canadian retailer of home health care products and services, including medical equipment and assisted living devices, by sales volume.

The *Shoppers Drug Mart®* name is one of Canada's most widely recognized brands. The Company was founded in 1962 and since that time has grown steadily by making a significant investment in its store network, development of its Associate concept, and innovative marketing and merchandising techniques. Today, Shoppers is one of the leading players in Canada's retail drug store marketplace. Over the past five fiscal years, the Company has experienced significant growth in its pharmacy business, with sales of prescription drugs growing at a compound annual growth rate of 11.0%. During fiscal 2005, prescription drugs accounted for approximately 46.7% of Shoppers' sales.

The Company has successfully leveraged its leadership position in pharmacy and its convenient store locations to capture a significant share of the market in front store merchandise. Front store merchandise categories include over-the-counter medications ("OTC medications"), health and beauty aids ("HBA"), cosmetics and fragrances (including prestige brands), everyday household needs and seasonal products. Shoppers also offers a broad range of high quality private label products marketed under the *Life Brand®* and *Quo®* trademarks, and value-added services such as the *HealthWatch®* program, which offers patient counselling on medications and disease management, and the *Shoppers Optimum*™ program, one of the largest retail loyalty card programs in Canada.

The Shoppers Associate Concept

The Shoppers Associate Concept combines the principles of a franchise arrangement, through the licensing of drug stores to individual Associates (the "Associate Concept"), with the benefits of a corporate infrastructure. An Associate is a pharmacist-owner of a corporation that is licensed to operate a retail drug store at a specific location using the Company's trademarks. Under the licensing arrangement with Associates, the Company provides the capital and financial support to enable Associates to operate *Shoppers Drug Mart*® stores without any initial investment. The Associate Concept combines the efforts, motivation and on-site management skills of the Associate as an independent business person, with the Company's proven marketing capabilities, purchasing scale, management expertise, financial stability and standardized operating policies and procedures. The Associate Concept effectively aligns the Associates' interests with those of the Company in driving and maximizing store-level profits. The result is a retail format that is consistent across Canada in terms of quality and reputation and that can be adapted to meet local market needs.

As part of the Associate Concept, Shoppers provides a package of services to facilitate the growth and profitability of each Associate's business. These services include: use of trademarks, operational support, marketing and advertising, purchasing and distribution, information technology and accounting. In return for being provided with these and other services, Associates pay fees to the Company representing a substantial share of Associate store profits. The Company's share of Associate store profits is reflective of its investment in, and commitment to, the operations of the Associates' stores.

Fixtures, leasehold improvements and equipment are purchased by the Company and leased to Associates over periods ranging from two to ten years, with title retained by the Company. A portion of the Associate's annual income is required to be left in the business as retained earnings to build the Associate's equity and help finance store working capital needs. The Company also provides its Associates with assistance in meeting their working capital and long-term financing requirements through the provision of loans and loan guarantees. In addition, the Company also provides a standby letter of credit to an independent trust which provides additional financing to Associates to facilitate their purchase of inventory and to fund their working capital requirements.

Shoppers operates in Québec under the *Pharmaprix*® trade name. Under Québec law, profits generated from the prescription area or dispensary may only be earned by a pharmacist or a corporation controlled by a pharmacist. As a result of these restrictions, the licence agreement used for Québec Associates differs from the Associate agreement used in other provinces. *Pharmaprix*® stores and their Associates benefit from the same infrastructure and support provided to all other *Shoppers Drug Mart*® stores and Associates.

3. STRATEGY AND THREE YEAR HISTORY

The Company's business strategies are designed to drive sales growth, maximize gross margin dollars and operating cash flow, leverage cost reduction opportunities and build customer loyalty. To meet its objectives, during the three year period ended December 31, 2005, the Company has continued to focus upon new store growth, the renewal of its existing store base and the expansion and enhancement of its product and service offerings, while controlling operating costs and reducing debt.

Continued Store Network Investment Program

The Company has continued the store network investment program which was initiated in 2000 in order to accelerate new store openings and acquisitions, expand and remodel existing stores and relocate other stores to superior locations with the goal of positioning the Company for sustainable future growth. During the 2003-2005 period, cumulative total capital investment, funded through cash flows from operating activities, was $706 million in the aggregate, comprised of $275 million, $253 million and $178 million in fiscal years 2005, 2004 and 2003, respectively. Selling square footage of the Company's drug store network increased by 10.2%, 10.9% and 8.6% in fiscal years 2005, 2004 and 2003, respectively. The total number of drug stores over the same period increased from 844 to 950, and the average store size increased from 6,900 to 8,200 square feet. In 2005 alone, the Company opened or acquired 95 drug stores, 47 of which were relocations, and closed 13 stores.

Optimized Product and Service Offering

In 2004 and 2005, the Company successfully rolled out the next generation of its *HealthWatch*® computer system to more than 600 stores across the country. This investment in technology was made in order to enhance productivity in the dispensary, allowing Associates and their pharmacists to spend more time counselling their patients and offering them unique value-added services and programs. In addition, a new pharmacy design was introduced in 2004 that facilitates workflow, promotes efficiencies and creates an integrated health department where patients can more freely interact with pharmacy team members. The new pharmacy design has now been introduced in 97 Shoppers store locations. For 2006, the new pharmacy design is planned to be introduced in 100 Shoppers store locations.

The Company continued to gain market share in the prestige cosmetics business in 2004 and 2005 and added 31 high-end cosmetics centres ("*Beauty Boutiques*™") in 2005 to certain of its newly opened, relocated or remodeled stores, bringing the Company's total to 55 *Beauty Boutiques*™ system wide at year-end. Store cosmeticians work in an innovative selling environment in which they are able to sell a varied selection of prestige brands to their customers. The Company believes that its selling environment, broad product offering, convenient locations and extended hours of operation provide it with a service advantage over the more traditional players in the prestige cosmetics marketplace. In 2006, the Company plans to add another 35 *Beauty Boutiques*™ to the store network.

Throughout the rest of the store, the Company continues to innovate and improve its product and service offering. Seasonal programs and presentation continue to evolve and the new format stores carry a broad selection of everyday household and convenience food items. In photo development, three versions of *Easypix*™ are now offered, ranging from full-service film and digital output to a self-service digital kiosk, allowing the department to be tailored to match the needs of the local market. As well, there are more than 370 Shoppers stores with full-service postal outlets.

The Company continues to increase its private label sales as a percentage of front store sales in an effort to enhance customer loyalty and improve its product mix. The Company now offers approximately 2,100 different items and sizes of private label products, marketed primarily under the *Life Brand*® and *Quo*® trademarks. By introducing new products and by repackaging and/or reformulating existing ones, the Company has revamped its line-up of private label products over the last three years. The Company will continue to focus on increasing its private label sales penetration rate in order to drive customer loyalty and enhance profitability.

Continued Cost Reduction Plan

The Company's operating margin is among the highest in the industry. Since 2001, when the Company implemented a comprehensive and continuing cost reduction plan to lower administrative costs, streamline the corporate and regional management structure and improve operational efficiencies, the Company has realized additional operating efficiencies both at the corporate level and in its stores. This has given the Company the flexibility to offer increased value to its customers, strengthen its competitive position in the industry and improve profitability. The Company is also taking steps to further leverage its size in the marketplace to realize additional efficiencies in areas such as supply chain, store level costs and capital expenditures.

Reduced and Refinanced Debt

In October 2003, the Company completed a refinancing transaction involving the replacement of approximately $1.2 billion of debt under its senior secured credit facility with a combination of new senior unsecured bank credit facilities, medium term notes and a commercial paper program. During fiscal 2005, the Company's net debt outstanding was further reduced by $138 million. On December 31, 2005, net debt (total debt less cash on hand) outstanding was $934 million compared to $1,072 million at the end of the prior year.

The Company's current bank credit facilities consist of a $25 million ($275 million - 2004) term facility maturing in January 2007 (the "Term Facility"), a $250 million revolving credit facility maturing in February 2007 (the "Revolving Credit Facility") and a 364-day extendible revolving credit facility in the amount of $300 million (the "Extendible Revolving Credit Facility"). The Revolving Credit Facility and the Extendible Revolving Credit Facility are available for general corporate purposes, including backstopping the Company's commercial paper program. As at December 31, 2005, the Company had outstanding: (i) $25 million ($275 million - 2004) under its Term Facility, of which $0 million ($25 million - 2004) was classified as current; and (ii) $0 million ($5 million - 2004) under its Revolving Credit Facility.

In 2003, the Company issued $300 million of 5-year unsecured medium term notes maturing in October 2008, which bear interest at a fixed rate of 4.97% per annum. No medium term notes were issued under the program in 2004 and 2005.

Pursuant to the Company's commercial paper program, the Company may issue short term promissory notes up to a maximum aggregate principal amount of $300 million in Canadian funds or the equivalent in any other currency. As of December 31, 2005, the Company had $50 million of commercial paper issued and outstanding ($105 million - 2004).

Implemented Associate Loan Securitization Program

The Company has arranged for its Associates to obtain financing to facilitate their purchase of inventory and fund their working capital requirements from the following sources: (i) an independent trust (the "Trust") whose activities are financed through the issuance of short-term, asset-backed notes that are rated R-1 (middle) by Dominion Bond Rating Service to third party investors; and (ii) by providing guarantees to various Canadian chartered banks that support Associate loans. (See discussions on "Associate Loans" and "Associate Financing Trust" under "Off-balance Sheet Arrangements" in the Management's Discussion and Analysis and notes 2 and 13 to the consolidated financial statements of the Company.)

At year end, Associates had obtained an aggregate amount of $420 million of Trust financing and had drawn an aggregate amount of $164 million in the form of Associate loans from various Canadian chartered banks compared to $198 million and $185 million, respectively, at the end of the prior year. (See notes 9 and 13 to the consolidated financial statements of the Company.)

Aligned Interests of Management, Directors, Associates and Pharmacists with Shareholders

Through the introduction of broadly based equity investment and incentive plans, the Company has further aligned the interests of the Company's directors, management, Associates and pharmacists with its shareholders. All of the Company's senior management and over 95% of Associates, either directly or indirectly, have purchased shares of the Company. In addition, the Board of Directors has adopted a policy requiring all directors to purchase common shares of the Company or direct that a portion of their annual retainer be paid by deferred share units, so as to more closely align their interests with those of the Company's shareholders. The Company has also introduced a Pharmacist Equity Plan under which pharmacists are awarded share units of the Company payable in shares. At year end, approximately 61% of pharmacists employed by Associates owned shares of the Company in accounts established under the plan.

In 2005, the Company introduced a Long Term Incentive Plan ("LTIP") designed to permit the Company to provide compensation opportunities to employees that encourage share ownership and reward superior long term performance. Under the LTIP, employees are eligible to receive an award of share units, equivalent in value to a common share of the Company. Awards are based primarily upon the achievement of specified financial targets set by the Company. Upon vesting, awards are payable in common shares purchased on the secondary market by the administrator of the plan.

In February 2006, 49 senior management employees received awards under the LTIP, based upon performance targets achieved in the 2005 performance period. While both the Share Plan and the LTIP are designed to align the interests of executives with those of shareholders, the Company plans to replace grants made to executives under the Share Plan with annual awards under the LTIP on a going forward basis, except in special circumstances.

4. COMPETITIVE CONDITIONS

Competition

The retail drug store industry in Canada is a competitive and changing market which is impacted by positive demographic trends, such as the rising median age of the Canadian population, as well as changes in disposable income, time availability and the enhanced nutritional awareness of Canadian consumers. The Company faces competition from many retailers in the front store merchandise and non-prescription drug categories as the sale of these products, excluding some OTC medications, is not restricted to pharmacy outlets. The Company's competitors in the retail pharmacy business include independent operators, buying/banner groups, retail chains, mass merchandisers and large supermarket chains with combination food/drug retail operations.

The Company believes it is well positioned to compete against drug store chains, as well as supermarkets, mass merchandisers and independent drug stores, by concentrating on providing high levels of professional service and focusing on improving patient self-management and outcomes. While mass merchandisers compete aggressively on price, the Company believes that consumers will pay a small premium for its value-added pharmacy services such as patient counselling and disease management programs, and will be attracted by its convenient locations, home delivery service, extended hours of service and broad selection of health, beauty and everyday household essentials.

Due to governmental regulations and other factors, mail order pharmacy has negligible market share in Canada. With respect to internet competition, regulations in Canada generally prohibit electronic transmission of new prescriptions and require that a pharmacist establish a relationship with the patient before filling a prescription. In the event that these restrictions are lifted in the future, Shoppers believes it is well positioned to capitalize on future e-commerce opportunities due to its development of an internal technology infrastructure.

Industry Trends

Over the next several years, the retail drug store industry in Canada is expected to benefit from favourable demographics and certain industry trends, including:

- *The rising health care and prescription drug needs of an aging population* - Currently, 30% of Canadians are age 50 or over. It is expected that by 2011, the median age of the Canadian population will be 41 years and the 65+ age group will be the fastest growing segment of the population. Industry data suggests that prescription drug usage increases dramatically as individuals advance in age.

- *Heightened focus on health, wellness and vitality by the baby boomer generation* - The aging of the baby boomers is expected to have a positive impact on sales of prescription drugs, OTC medications, supplements, natural health products and cosmetics. This segment of Canadian society is placing a greater emphasis on prevention and early diagnosis of medical conditions and on the purchase of self-care products, such as vitamins, analgesics, herbals and smoking-cessation drugs, as well as lifestyle drugs. The beauty category also benefits from the same positive demographic and industry trends that are driving growth in the health category.

- *The evolving pharmaceutical industry* - The rate of introduction of new and innovative brand drug therapies is slowing from previous years worldwide, which has the potential to moderate industry sales. Offsetting this trend, however, is the significant increase in prescription drug use expected from the aging population and better education with respect to disease management (e.g. health benefits from lowering cholesterol).

- *The fragmented nature of the Canadian drug retailing marketplace which provides opportunities for consolidation* - The Canadian drug retailing industry is highly fragmented as a significant number of pharmacy outlets are independently owned and operated. Given this fragmentation, consolidation opportunities exist, particularly for the larger, well-capitalized drug store operators.

Approximately 90% of Canadians are covered by third party payment programs that provide some form of coverage for prescription drug expenses. Third party payers include governmental authorities (who pay for approximately 45% of all prescriptions in Canada), pay-direct insurance plans and reimbursement plans. Since these payment programs transfer most of the costs of prescription drugs to insurers/employers and governments, beneficiaries under these programs are not as sensitive to prescription drug costs as other purchasers. However, the prices of prescription drugs are controlled by legislation where a government is the payer or by agreement with other third party payers.

Government and private sector drug reimbursement plans are continually looking for ways to manage their costs. Initiatives such as the "National Pharmaceuticals Strategy" and public drug program policy reviews in Ontario and Québec demonstrate this interest. Despite a focus on cost containment, the Company believes that such activity will lead to increased roles for pharmacists in collaboration with other health care professionals to manage Canadians' medication therapies.

Associate Selection and Recruitment of Pharmacists

The Company is dependent upon its ability to attract and retain pharmacists for the stores in its network, both to become Associate owners of its store locations and to serve as store pharmacists. The Associate selection process is rigorous and opportunities are available only to licensed pharmacists who share the Company's strong focus on providing the best in health care services to its customers. Potential Associates must participate in the Company's Leadership Excellence and Development (LEAD) training program, which contains five interactive leadership courses: finance, human relations, retail operations, communications and planning and time management. Associate career satisfaction and retention are very high, with less than 7% annual turnover for reasons other than retirement or joining the Shoppers corporate office.

Management believes that the Associate Concept provides the Company with a competitive advantage when recruiting pharmacists. In particular, pharmacy school graduates are attracted to Shoppers because its Associate Concept enables pharmacists to own their own businesses while benefiting from the training, capital and operational support provided by the Company.

The Pharmacist Equity Plan is another valuable tool to attract new pharmacists to the Company and encourage them to pursue their careers with Shoppers Drug Mart/Pharmaprix, whether as Associates or store pharmacists.

Products and Value-Added Services

The products sold by Shoppers, including Shoppers private label products, are primarily those of nationally recognized manufacturers and suppliers with which the Company generally has strong relationships. Shoppers purchases products from a variety of suppliers and the Company is not dependent on any one supplier. Given the significant number of Shoppers stores in Canada, the Company is able to acquire merchandise from its suppliers on competitive terms.

Product Categories

Shoppers' product mix includes two main product categories: pharmacy and front store merchandise. Pharmacy sales were $3.337 billion in 2005 compared to $3.068 billion in 2004, an increase of 8.8%, and front store sales were $3.814 billion in 2005 compared to $3.498 billion in 2004, an increase of 9.0%. Pharmacy is comprised of drugs prescribed by physicians and dispensed by pharmacists. Due to favourable demographics and growth trends in the prescription drug business in Canada, Shoppers continues to focus on this key product category. The front store merchandise category includes OTC medications, HBA, cosmetics and other household, seasonal and convenience items. An overview of the product lines comprising the front store merchandise, is set out below:

Over-the-Counter (OTC) Medications. OTC medications are defined as any medicine that does not require a prescription. Major categories are supplements and natural health products (including vitamins, herbals and nutritional products), analgesics and cough and cold products. These products are merchandised adjacent to the pharmacy area.

Health and Beauty Aids (HBA). This product line includes an extensive range of products including oral hygiene, hair care, deodorants, skin care, feminine hygiene, men's grooming, baby needs and other toiletries. The Company has increased the breadth of selection of products in this category in order to offer customers more variety and to take greater advantage of store traffic generated by the strong growth in pharmacy sales.

Cosmetics. This product line includes colour cosmetics, skin treatment, fragrances, hair colour, cosmetic accessories and legwear. All major mass-market brand names are carried, as well as selected prestige brands in higher volume stores and in those stores with a *Beauty Boutique*™. The Company's cosmetics areas are merchandised as a combination of self-serve and full-service cosmetics departments, with a dedicated check-out counter and service-oriented cosmeticians in most stores. The complement of full-time cosmeticians has played a key role in allowing Shoppers to become the largest Canadian retailer of moderately priced cosmetics.

Other Household, Seasonal and Convenience Items. In addition to the Company's main product lines outlined above, the Company's product offerings also include seasonal products (products tied to seasonal events such as Valentine's Day, Easter, summer, back-to-school, Halloween and Christmas), confection and food, cleaning and paper products, greeting cards, magazines, photo products and processing.

The Company believes that it has a significant opportunity to capture a larger market share in its front store merchandise category as a result of the anticipated future growth in pharmacy sales (which generates increased store traffic) and through initiatives such as extended hours of operation, providing larger format stores and offering a broader selection of products, including private label products, and value-added services. The Company continues to focus on increasing front store sales and gross margin dollars through its re-invigorated category management process and focus on service.

Private Label Products

The Company's stores offer consumers a broad range of high quality private label products at competitive prices. Private label products include OTC medications, HBA products, cosmetics and other front store merchandise and account for approximately 13% of front store sales. There are approximately 2,100 different items and sizes of these products marketed primarily under the *Life Brand*® and *Quo*® trademarks. These products are featured extensively in Shoppers' regular promotional flyer and are used to enhance the Company's value positioning with consumers.

Value-Added Services

Over the years, Shoppers has developed a number of significant value-added services for its patients and customers. These services include the *HealthWatch*® program, which offers patient counselling on medications and disease management, and the *Shoppers Optimum*™ program, one of the largest retail loyalty card programs in Canada. The Company intends to continue to focus on enhancing its value-added services in order to strengthen existing customer relationships and attract new patients and customers to Shoppers stores.

Through *HealthWatch*® services, pharmacists are able to expand their relationship with patients beyond dispensing medication to establishing an interactive dialogue in order to help them understand, prevent, monitor and treat health conditions. *HealthWatch*® services also provide customers with the opportunity to undergo blood pressure monitoring and other disease prevention and management activities and to seek advice when purchasing OTC medications. Pharmacy patients are given the *HealthWatch Reminder*® with their prescriptions which has instructions on the use of their medication(s) and any required special care, as well as information about potential drug interactions and side effects. An important component and platform supporting this premium service is the Company's *HealthWatch*® pharmacy computer system. This proprietary next generation technology has been successfully rolled out to more than 600 stores across the country. The *HealthWatch*® program has created a strong image for the pharmacy services offered in Shoppers stores, differentiating Shoppers from its competitors.

The *Shoppers Optimum*™ program, an electronic loyalty card program, was successfully launched in September 2000. As of December 31, 2005, there were more than 7.5 million active members enrolled in the program. The Company believes that the *Shoppers Optimum*™ program provides it with a significant opportunity to employ customer relationship management tools to improve the Company's understanding of customer needs, thereby consolidating customer purchases in Shoppers stores and driving increased sales and profitability.

In most stores, Shoppers also provides additional service to its customers by offering free home delivery on all orders that include the purchase of prescription drugs or OTC medications. The Company also provides on-line prescription refills through its website, www.shoppersdrugmart.ca, and offers drive-through service in strategic locations.

Shoppers Home Health Care®

Shoppers owns and operates 51 *Shoppers Home Health Care®* stores located in Ontario (40), Alberta (8) and British Columbia (3), making the Company the largest Canadian retailer of home health care products and services by sales volume. This business services and sells assisted living devices and provides solutions for mobility-challenged patients by servicing and selling products such as wheelchairs, walkers, elevating and lift products, modified vehicles and medical equipment to both retail and institutional customers. The Company believes that it is well positioned to participate in the future growth opportunities available in the home health care market.

Retail Store Network and Store Formats

Overview

The Company has an extensive network of more than 950 retail drug stores across Canada, with much of its store portfolio concentrated in the top 10 markets by population. Shoppers stores are designed to maximize customer service and convenience and are generally situated in prime retail locations, typically in neighbourhood streetscape sites, strip malls or shopping centres, or on free-standing sites. Shoppers stores are also designed to facilitate customer traffic flow and feature well-lit and well-signed interiors that offer customers a convenient shopping experience. Pharmacy departments are located near the back of the store to maximize customer exposure to the store and most stores feature a full-service cosmetics counter in the front store area.

Existing Store Network

All store locations are leased by Shoppers, except for 37 stores which are located on property owned by the Company. Given the strategic importance of its stores, Shoppers retains control over and manages all real estate activities. Shoppers stores are leased from a diverse group of lessors and most are leased on a long-term basis with staggered lease maturity dates.

Adding New Stores and Investment in Store Network

A key element of the Company's strategy is focused on increasing the number of retail drug store locations and updating store designs in order to improve customer service and convenience. The Company plans to continue to make significant capital investments in its store base by (i) opening new large-format stores, (ii) relocating existing stores to superior locations, (iii) remodelling stores to convert them to the new large-format stores, and (iv) expanding through the acquisition of independent and banner store operations.

Although Shoppers already has the highest number of drug stores in Canada operating under one brand, the Company believes that many Canadian markets are currently under-served and is pursuing opportunities to expand by adding stores in these markets. In particular, the Company is focused on adding large-format stores, most of which will have 13,000 to 15,000 square feet of selling space, offering customers greater convenience and product selection. When selecting locations for new stores, Shoppers will partner, where appropriate, with compatible retailers and health care professionals in order to create retail destinations which attract increased customer traffic.

The following table shows the number of drug stores that were newly opened, relocated or renovated/expanded in 2003, 2004 and 2005:

	New Stores(1)	Relocated Stores	Renovated/ Expanded Stores	Total
2005	48	47	27	122
2004	47	33	43	123
2003	32	26	41	99
TOTAL	127	106	111	344

(1) Includes stores opened and acquired.

Distribution

Shoppers owns three distribution centres: a 528,000 square foot facility on 41 acres of land in Mississauga, Ontario, servicing the drug stores in Ontario and Québec, a 230,000 square foot facility on 16 acres in Moncton, New Brunswick, servicing the drug stores in the Atlantic provinces and a 250,000 square foot facility on 22 acres in Calgary, Alberta, servicing the drug stores in western Canada. All of the land and buildings are owned by the Company and were built to its specifications in 1995 and 1996. All of the distribution centres service the stores with prescription drugs and most front store products and the Moncton, New Brunswick distribution centre also supplies the Atlantic Canada and Québec drug stores with fresh, frozen and dry grocery products.

Shoppers has also leased a 200,000 square foot facility in Toronto, Ontario, and a 110,000 square foot facility in Calgary, Alberta, both of which provide distribution services for promotional and seasonal products.

The distribution centres are operated by Matrix Logistics Services Limited, a wholly-owned subsidiary of England's Exel plc, pursuant to an agreement which expires in December 2006. Over 82% of total store merchandise is provided through this distribution network, representing up to 24,000 stock keeping units, including seasonal products.

Trademarks

The Company believes that its trademarks are important to its competitive position. The Company devotes significant resources to the protection of its trademarks in Canada and takes a proactive approach to protecting its brand exclusivity. The principal trademarks of the Company include *Shoppers Drug Mart*®, *Pharmaprix*®, *Shoppers Home Health Care*®, *HealthWatch*®, *PharmExpert*™, *Shoppers Optimum*™, *Pharmaprix Optimum*®, *Life Brand*®, *Quo*®, *Easypix*™, *Beauty Boutique*™ and *glow*®.

In addition, the Company owns certain domain names, including shoppersdrugmart.ca and pharmaprix.ca, which are used in connection with its business.

Information Technology

Shoppers has invested significant resources and capital to upgrade its corporate information systems. In particular, Shoppers has implemented a suite of integrated applications operating in the stores, distribution centres and corporate offices. This integrated applications suite is comprised of a combination of vendor-supported software packages and custom-developed applications and packages that are now maintained by Shoppers' third party service provider, Keane Canada Inc.

The Company's point-of-sale scanning technology is supported by a merchandise management system which maintains perpetual inventory on stock keeping units within the stores. This technology provides each Associate with the tools to effectively manage inventory levels, thereby maximizing in-stock positions, sales opportunities and profitability. Shoppers stores also have sophisticated pharmacy software used to help fill prescriptions and to support pharmacists in providing professional pharmacy care to patients.

In addition, Shoppers operates a proprietary nationwide satellite communication network linking every store to its central office. Besides being used for the transmission of vital operational data to run the business, the satellite network is also used for real time approval of credit and debit card transactions, as well as for the adjudication, approval and payment of third party prescriptions. The Company has also implemented this technology to support live and taped video transmissions to the stores in order to improve training and communications.

Employees

Corporate Employees

Shoppers has approximately 900 full-time corporate employees (excluding corporate employees in *Shoppers Home Health Care*® stores). In addition, the Company employs approximately 50 part-time and contract employees. None of Shoppers' corporate employees is covered by a union contract.

Shoppers provides its corporate employees with comprehensive benefits plans. In addition, all management and full-time office employees are eligible to receive a performance-based bonus.

Store Employees

There are approximately 40,000 store employees, of which approximately 16,500 are full-time and approximately 23,500 are part-time. All store employees are employed by the Associates.

Privacy

The Company is committed to protecting the privacy of personal information. In November 2003, the Company launched a comprehensive program in its offices, the Shoppers stores and the *Shoppers Home Health Care®* stores to ensure compliance with the federal *Personal Information and Protection of Electronic Documents Act* which came into force January 1, 2004 for non-federal undertakings, as well as applicable provincial privacy and pharmacy laws. This program included publication of a Privacy Code, staff education, the establishment of new procedures to address privacy issues and customer communications.

5. RISK FACTORS

A discussion of operating and financial risks and risk management strategies is included in the Company's MD&A on pages 34 through 38 of its 2005 Annual Report, which is incorporated herein by reference. In addition to the assumptions and risk factors identified in the Company's MD&A including industry and regulatory, competition, exposure to interest rate fluctuations, foreign currency exchange, property and casualty exposures, ability to attract and retain pharmacists, third-party service providers, real estate, seasonality, environmental compliance, legal, tax and accounting, Associate-owned store network and supplier and brand reputations, other factors that may affect future results are set out below.

Ability to Manage Growth and Maintain Profitability

The Company may make acquisitions of other businesses from time to time. Acquisitions, if they occur, may increase the size of operations as well as increase the amount of indebtedness that may have to be serviced by the Company. This growth and expansion will also place demands on its management resources. To manage growth effectively, the Company must maintain efficiency and performance and must continue to enhance its operational, financial and management systems and attract, train, motivate and manage its employees and Associates. Although the Company has put systems in place to manage this expansion, there is no assurance that the Company will be able to successfully integrate any future acquisitions, and its failure to do so could adversely affect its business, operating results and financial condition.

Reliance on Key Personnel

The continued success of the business of the Company will depend upon the abilities, experience and personal efforts of senior management of the Company, including their ability to attract and retain skilled employees. The loss of the services of such key personnel could have an adverse effect on the business, financial condition and future prospects of the Company.

Reliance on Information Systems and Technology

The Company's business relies upon information technology systems to support its distribution and merchandise management systems, to service pharmacy customers in the dispensary, for real time approval of credit and debit card transactions and for the adjudication, approval and payment of third party prescriptions. Its information technology systems may be vulnerable to unauthorized access, computer viruses, system failures, human error, natural disasters, fire, power loss or acts of fraud, sabotage or terrorism. If a significant disruption or repeated failure was to occur, the Company's revenue and reputation could be adversely affected. There may also be significant costs incurred as a result of such disruptions or failures.

Compliance with Privacy Laws

In Canada, the *Personal Information Protection and Electronic Documents Act* ("PIPEDA") was passed into law by the federal government effective as of January 1, 2001. Currently, this law applies to all organizations that collect, use or disclose personal information in the course of commercial activities, except to the extent that provincial privacy legislation has been enacted and declared substantially similar to the federal legislation. To date, the provinces of Québec, British Columbia and Alberta have enacted "substantially similar" private sector privacy legislation. The federal privacy legislation also regulates the inter-provincial collection, use and disclosure of personal information. Applicable Canadian privacy laws create certain obligations on organizations that handle personal information, including obligations relating to obtaining appropriate consent, limitations on use and disclosure of personal information and ensuring appropriate security safeguards are in place. In the course of its business, the Company maintains records containing sensitive information identifying or relating to individual customers and employees. Although the Company has implemented systems to comply with applicable privacy laws in connection with the collection, use and disclosure of such personal information, if a significant failure of such systems was to occur, the Company's business and reputation could be adversely affected.

Other

The Company's performance may also be affected by other specific risks that may be highlighted from time to time in other public filings of the Company available on the Canadian Securities Administrators' website at www.sedar.com. Other factors beyond the Company's control that may affect future results are noted in "Caution Regarding Forward-Looking Information" on page 1 of this AIF. The Company cautions that the preceding discussion of factors that may affect future results is not exhaustive. When relying upon forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider these factors, as well as other uncertainties, assumptions, potential events and industry and company specific factors that may adversely affect future results. The Company assumes no obligation to update or revise them to reflect new events or circumstances.

6. SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information

The following selected consolidated financial information for each of the last three fiscal years is derived from the Company's consolidated financial statements.

Summary Consolidated Financial Information

	Fiscal Year[1] (In thousands of dollars except per share amounts)		
	2005	**2004**[2]	**2003**
Sales/Revenue	7,151,115	6,566,399	4,415,202
Earnings before interest, taxes, depreciation and amortization	720,182	638,851	568,535
Net earnings	364,494	307,322	256,628 [3]
Total assets	4,375,383	4,117,406	3,275,859
Net debt	933,829	1,071,714	811,187
Per Common Share			
Net earnings			
Basic	1.72	1.48	1.24
Fully diluted	1.69	1.43	1.20

Notes:

(1) References to fiscal years 2004 and 2005 are to the 52-week periods ended January 1, 2005 and December 31, 2005 respectively. References to fiscal year 2003 are to the 53-week period ended January 3, 2004.

(2) Reflects the impact of the implementation and retroactive application of Accounting Guideline 15, "Consolidation of Variable Interest Entities". Prior years have not been restated.

(3) Includes a non-cash charge of $9,520 in respect of a write-off of deferred financing costs and a charge of $1,122 to exit currency derivative agreements.

7. CAPITAL STRUCTURE AND MARKET FOR SECURITIES

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at December 31, 2005, 213,430,744 common shares were issued and outstanding. The Company has not issued any preferred shares.

Common Share Trading Price and Volume

Shoppers' common shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the trading symbol SC. The trading information for the common shares on the TSX during 2005 is set out below:

Month	Price ($) per common share			Trading Volume (000's)
	High	Low	Close	
January	39.54	36.73	39.20	12,088
February	43.00	38.85	40.76	26,204
March	41.98	40.02	40.36	12,711
April	41.26	38.63	39.19	9,064
May	41.79	38.52	41.15	9,238
June	43.46	40.10	42.50	18,055
July	42.91	40.45	41.00	12,907
August	42.68	40.10	41.69	15,999
September	42.02	40.40	41.10	20,465
October	41.66	38.51	39.29	12,604
November	41.79	39.29	39.94	14,659
December	45.00	40.40	43.98	14,361

Common Shares

The holders of common shares are entitled to receive any dividend declared by the Board of Directors of the Company, and are entitled to vote at all meetings of the shareholders of the Company except meetings where only the holders of shares of a particular class or of a particular series (other than the common shares) are entitled to vote, and shall be entitled to one vote at all such meetings for each common share held. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the common shares shall be entitled to receive, after payment of all liabilities of the Company and subject to the preferential rights of any class of shares ranking in priority to the common shares, the remaining assets and property of the Company.

Preferred Shares

Preferred shares may from time to time be issued in one or more series. The Board of Directors of the Company may fix from time to time before such issue the number of shares that is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of preferred shares including, the issue price per share, the rate or amount of any dividends or the method of calculating any dividends, the dates of payment thereof, any voting rights, any redemption, purchase and/or conversion prices and terms and conditions of any redemption, purchase and/or conversion, and any sinking fund or other provisions.

The preferred shares of each series shall, with respect to the payment of any dividends and any distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, rank on a parity with the preferred shares of every other series with respect to priority in the payment of dividends, return of capital and in the distribution of assets of the Company in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs. The preferred shares of any series may also be given such other preferences, not inconsistent with the Company's articles, over the common shares and any other shares of the Company ranking junior to such preferred shares as may be fixed in accordance with the Company's articles. Subject to any amendment, the preferred shares have no voting rights as a class.

Shareholder Rights Plan

On May 11, 2005, the shareholders of the Company approved a shareholder rights plan (the "Rights Plan"). The Rights Plan is designed to provide the Board of Directors and shareholders with adequate time to assess any take-over bid for the Company and, where appropriate, to provide the Board of Directors with sufficient time to pursue other alternatives to maximize shareholder value. Under the Rights Plan, one Right has been issued and attached to each common share of the Company currently issued and outstanding and one Right will attach to each common share subsequently issued by the Company. Rights become exercisable only when a person, including any party related to it, acquires or announces its intention to acquire 20% or more of the Company's common shares without complying with certain provisions set out in the Rights Plan or without the approval of the Board of Directors. Should the Rights become exercisable, each Rights holder, other than the acquiring person and any party related to it, would have the right to purchase common shares at a 50% discount to the market price at that time. The Board of Directors may, in certain circumstances, redeem the outstanding Rights at a redemption price of $0.001 per Right. The Rights Plan will be in effect until March 2014, subject to being reconfirmed by the Company's shareholders every three years from the date of its adoption in March 2005.

Credit Ratings

The credit ratings of the Company's debt securities as at the end of its most recently completed fiscal year were as follows:

The Company's medium term notes were rated "BBB" by Standard & Poor's Ratings Service ("S&P") and "A(low)" by Dominion Bond Rating Service Limited ("DBRS"). The commercial paper program was assigned a rating of "R1(low)" by DBRS. The credit ratings assigned to the medium term notes and the Company's commercial paper have not changed since first assigned.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of the obligation. Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the Company's credit ratings will generally affect the market value of the debt. The foregoing ratings may be revised or withdrawn at any time by the rating agency if in its judgment circumstances warrant. A description of the rating categories of each of the rating agencies described above is set out below.

DBRS

DBRS' credit ratings for commercial paper range from R-1(high) to D. The R-1(low) rating assigned to the Company's commercial paper is the third highest of the ten rating categories and indicates satisfactory credit quality. The overall strength and outlook for key liquidity, debt and profitability ratios are considered to be respectable. Entities with such ratings are typically able to manage any qualifying negative factors that exist and are normally of sufficient size to have some influence in their industry. A reference to "low" reflects the relative strength within the rating category.

DBRS' A(low) rating assigned to the Company's medium term notes is the third highest of ten rating categories for long-term debt. Under the DBRS system, debt securities rated A are of satisfactory credit quality and protection of interest and principal is considered substantial.

S&P

S&P's credit ratings for long-term debt range from AAA to D. The BBB rating assigned to the Company's medium term notes is the fourth highest of ten rating categories for long-term debt. A BBB rating exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the Company to meet its financial commitment on the obligation. Ratings designations from AA to CCC may be modified by the addition of a plus or minus to show relative standing within the major rating category. An S&P rating outlook is assigned to all long-term debt issuers and assesses the potential for change. Outlooks fall into one of four categories: positive, negative, stable or developing. A stable outlook is assigned when ratings are not likely to be changed, but it should not be confused with expected stability of the Company's financial performance.

Dividends

On February 8, 2006, the Company announced that its Board of Directors had declared a dividend of 12 cents per common share, payable April 13, 2006 to shareholders of record as of the close of business on March 31, 2006, an increase from the prior year's quarterly dividend of 10 cents per common share. Prior to 2005, the Company had not declared or paid any dividends. Subject to capital availability and future cash flow requirements, it is the intention of the Board of Directors to declare a comparable quarterly dividend on an ongoing basis, resulting in an annualized dividend payment of 48 cents per common share in 2006. At this level, the annualized dividend payout will total approximately $102 million. The amount of cash dividends declared per common share for each of the three most recently completed financial years is as follows:

	2005	2004	2003
Dividends Declared per common share	$0.40	NIL	NIL

8. DIRECTORS AND OFFICERS

The following table sets out, for each of the Company's executive officers and directors, the person's name, municipality of residence, positions with the Company, principal occupation and, if a director, the date on which the person became a director. Each of the directors has been elected to serve until the next annual meeting of shareholders.

Name and Municipality of Residence	Position with Shoppers	Principal Occupation	Director Since
Glenn Murphy Toronto, Ontario, Canada	Director, Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of the Company	June 18, 2001
Rennie Bugeja Toronto, Ontario, Canada	Executive Vice President, Retail Development	Executive Vice President, Retail Development of the Company	–
Bryna Goldberg Toronto, Ontario, Canada	Executive Vice President, Legal Affairs, General Counsel and Secretary	Executive Vice President, Legal Affairs, General Counsel and Secretary of the Company	–
George Halatsis Toronto, Ontario, Canada	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of the Company	–
Timothy McAleece Toronto, Ontario, Canada	Executive Vice President, Operations	Executive Vice President, Operations of the Company	
John Caplice Toronto, Ontario, Canada	Senior Vice President, Treasurer and Investor Relations	Senior Vice President, Treasurer and Investor Relations of the Company	–
Bradley Lukow Whitby, Ontario, Canada	Senior Vice President, Finance	Senior Vice President, Finance of the Company	–
M. Shân Atkins(1)(2) Barrington, Illinois, USA	Director	Managing Director, Chetrum Capital LLC	July 8, 2005
Kim Davis(2)(3) New York, New York, USA	Director	Managing Director, Charlesbank Capital Partners LLC	February 4, 2000

Name and Municipality of Residence	Position with Shoppers	Principal Occupation	Director Since
Krystyna Hoeg Toronto, Ontario, Canada	Director	President & Chief Executive Officer, Corby Distilleries Ltd.	February 8, 2006
Holger Kluge[(4)] Toronto, Ontario, Canada	Director	Corporate Director	February 8, 2006
Eva L. Kwok[(2)(5)] Vancouver, BC, Canada	Director	Chair & Chief Executive Officer, Amara International Investment Corp.	October 6, 2004
Dean Metcalf[(2)(3)] Toronto, Ontario, Canada	Director	Vice President, Teachers' Private Capital, Ontario Teachers' Pension Plan Board	July 11, 2000
Hon. David Peterson, P.C., Q.C.[(6)] Toronto, Ontario, Canada	Director	Chairman and Senior Partner, Cassels Brock & Blackwell LLP	February 8, 2006
Derek Ridout[(1)(7)] Toronto, Ontario, Canada	Director	Corporate Director	July 8, 2005
Leslee J. Thompson[(1)] Toronto, Ontario, Canada	Director	Vice President, Health Systems Strategies, Medtronic of Canada Ltd.	September 1, 2002
David M. Williams[(3)(8)] Toronto, Ontario, Canada	Director	Corporate Director	September 30, 2003

(1) Member of the Compensation Committee

(2) Member of the Nominating and Governance Committee

(3) Member of the Audit Committee

(4) Was a director of vLinx Inc., a private Canadian company, until April 12, 2002, which was petitioned into bankruptcy on April 15, 2002. vLinx Inc. developed technology and software to facilitate international trade.

(5) Was a director of Air Canada which filed for protection under the *Companies' Creditors Arrangement Act* ("CCAA") on April 1, 2003 and exited from CCAA protection on September 30, 2004.

(6) Was a director of YBM Magnex International, Inc. ("YBM") when the Ontario Securities Commission issued cease trade orders in May 1998. YBM was delisted from the Toronto Stock Exchange on December 15, 1998.

(7) Was a director of Silcorp Limited which filed for protection under the CCAA in June 1992 and exited from CCAA protection on December 15, 1995.

(8) Acting Lead Director of the Board.

Notes:

(1) As of March 21, 2006, as a group, the directors and executive officers of Shoppers beneficially own, directly or indirectly, or exercise control or direction over 1,183,846 common shares representing less than 1% of the common shares.

(2) During the last five years, all of the Company's directors and executive officers have held the principal occupations noted above or other positions with the same or associated companies except for Glenn Murphy who was President and CEO of the retail division of Chapters Inc. from 2000 to 2001, Rennie Bugeja who was Divisional Vice President of Real Estate of Canadian Tire Corporation Limited from 1998 to 2001, George Halatsis who was Executive Vice President and Chief Financial Officer of Inco Limited from March 2000 to March 2002, Timothy McAleece who was Senior Vice President of Specialty Divisions at Kmart Corp. from 2000 to 2001, M. Shân Atkins who was Executive Vice President at Sears Roebuck and Co. until March 2001 and Managing Director, Atkins/Erbs Investments (predecessor to Chetrum Capital LLC) from April 2001 to December 2003, Derek Ridout who was interim CEO of Perigee Investment Council Inc. (now Legg Mason Canada Inc.) from February 2001 to May 2003, Leslee Thompson who was Executive Vice President and Senior Operating Officer of Sunnybrook & Women's College Health Science Centre from 2000 to 2002 and Vice President, Cancer Care Ontario from 2002 until 2005 and David Williams who was President and CEO of the Ontario Workplace Safety and Insurance Board from 1998 to 2003.

(3) The Company's Board of Directors has an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. The membership of the committees as of March 21, 2006 and their respective mandates are described below:

(a) the members of the Audit Committee are Messrs. Davis, Metcalf and Williams. This committee reviews and approves the financial statements of the Company, including financial statements audited by the Company's auditors and provides certain other oversight functions as set out in the Audit Committee Charter attached as Appendix A;

(b) the members of the Compensation Committee are Mr. Ridout, Ms. Atkins and Ms. Thompson. The Compensation Committee approves, among other things, all grants of stock options to employees of the Company, all increases in compensation of officers of the Company, all annual bonuses granted to officers of the Company and all other employee benefits including vacation policy, benefit plans and automobile allowances; and

(c) the members of the Nominating and Governance Committee are Messrs. Davis and Metcalf, Ms. Kwok and Ms. Atkins. The Nominating and Governance Committee is responsible for overseeing the corporate governance practices of the Company, functions of the Board and the committees of the Board and for proposing new nominee directors to the Board.

See also pages 25 through 27 of the Company's Management Proxy Circular dated March 21, 2006 for more detailed descriptions of the Board committee charters.

(4) No director or officer of the Company has any existing or potential material conflicts of interest with the Company or any of its subsidiaries.

9. LEGAL PROCEEDINGS

From time to time, the Company is named as a defendant in legal actions or may commence legal actions against other parties arising in the normal course of business. There are currently no such legal actions which include material claims.

10. TRANSFER AGENT AND REGISTRAR

The transfer agent for the Company's common shares is CIBC Mellon Trust Company, with its head office at 320 Bay Street, P.O. Box 1, Toronto, Ontario M5H 4A6. The transfer agent maintains a register for the recording of transfers of common shares at its offices in Toronto, Ontario, Montreal, Québec, Calgary, Alberta and Vancouver, British Columbia.

11. MATERIAL CONTRACTS

Except as otherwise described in this AIF, there are no contracts, other than contracts entered into in the ordinary course of business, that are material to the Company and were entered into in the most recently completed financial year, or before the most recently completed financial year, but are still in effect.

12. INTERESTS OF EXPERTS

Names of Experts

The Company's consolidated financial statements as at December 31, 2005 have been audited by Deloitte & Touche LLP, the independent auditor of the Company.

13. AUDIT COMMITTEE INFORMATION

The Audit Committee Charter

The Company's Audit Committee Charter, approved effective March 23, 2005 and amended effective March 21, 2006, is attached hereto as Appendix A, which Appendix is hereby incorporated by reference.

Composition of the Audit Committee

The members of the Company's Audit Committee are Messrs. Davis, Metcalf and Williams.

All members are independent and financially literate as such terms are defined under applicable Canadian securities legislation.

Relevant Education and Experience

Each member of the Audit Committee has extensive business experience as well as an educational background which provides him with the skills and background relevant to the performance of his responsibilities as an Audit Committee member. Some of the applicable details, relevant experience and education for each Audit Committee member are outlined below.

Kim Davis, B.A., M.B.A.

Mr. Davis is a Managing Director of Charlesbank Capital Partners LLC ("Charlesbank"), which he co-founded in 1998. Prior to that he was a Managing Director of Harvard Private Capital Group, Inc. Previously, Mr. Davis was a partner at Kohlberg & Co. and Weiss, Peck & Greer. Mr. Davis also serves on the Board of Directors of Wabtec Corporation. Mr. Davis earned his B.A. from Harvard College and his M.B.A. from Harvard Business School. As Managing Director of Charlesbank, and as a director of several large corporations, Mr. Davis has regularly been called upon to analyze and evaluate financial statements presenting accounting issues that could reasonably be expected to be found in the financial statements of the Company.

Dean Metcalf, B.A., M.B.A.

Mr. Metcalf is a Vice President with the Private Capital Group of Ontario Teachers' Pension Plan Board. Prior to that Mr. Metcalf held positions with Standard Chartered Bank of Canada, Bank of Boston Canada and Heller Financial Corp. He is also a member of the Board of Directors of Yellow Pages Income Fund, Worldspan Technologies Inc., Maple Leaf Sports and Entertainment Ltd. and Doane Pet Care Company. Mr. Metcalf is a graduate of the ICD Corporate Governance College. Mr. Metcalf holds B.A. and M.B.A. degrees from York University. Mr. Metcalf has regularly been called upon to analyze and evaluate financial statements presenting accounting issues that could reasonably be expected to be found in the financial statements of the Company. His duties include understanding financial statements and reporting of new investments and the existing portfolio of investments in many large corporations, including several reporting issuers. He has served on the audit committees of several large corporations.

David Williams, C.G.A.

Mr. Williams' education and experience is directly related to his performance and responsibilities on the Company's Audit Committee. He has been a Certified General Accountant since 1972 and for the period 1985 until 2003 held the positions of President and Chief Executive Officer in both private and public sector organizations. Prior to 1985, Mr. Williams held senior financial positions in some of Canada's largest public retail organizations culminating in his appointment as Chief Financial Officer for Loblaw Companies Ltd. in 1982. Mr. Williams' education and experiences provide him with the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves. Mr. Williams has significant experience in preparing, analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements and he also has experience actively supervising one or more persons engaged in such activities. Through his extensive experience, Mr. Williams has an excellent understanding of internal controls and procedures for financial reporting. Mr. Williams has been a member of the Company's Audit Committee since November 2003 and has been exposed to all of the issues that continue to be significant to the Company.

Audit Committee Oversight

There have been no recommendations of the Audit Committee to nominate or compensate an external auditor which have not been adopted by the Board of Directors.

Pre-Approval Policies and Procedures

In accordance with the provisions of its Charter, the Audit Committee must pre-approve all non-audit services to be provided to the Company by its external auditor.

External Auditor Service Fees

Audit Fees

The audit fees billed by Deloitte & Touche LLP ("Deloitte") for fiscal 2004 were $1,314,470. The audit fees billed by Deloitte for fiscal 2005 were $1,149,690.

Audit-Related Fees

The total audit-related fees billed by Deloitte for fiscal 2004 were $185,417. The nature of the services rendered were acquisition reviews and accounting consultations. The total audit-related fees billed by Deloitte for fiscal 2005 were $187,700. The nature of the services rendered were accounting consultations.

Tax Fees

The tax fees billed by Deloitte for fiscal 2004 were $126,723. The nature of the services rendered were for tax advice. The tax fees billed by Deloitte for fiscal 2005 were $159,376. The nature of the services rendered were for tax advice.

All Other Fees

There were no other fees billed by Deloitte for fiscal 2004 or fiscal 2005.

14. ADDITIONAL INFORMATION

Requests for additional information should be directed to the Secretary of the Company at 243 Consumers Road, Toronto, Ontario, M2J 4W8.

Additional information, including principal holders of common shares of the Company, options to purchase securities of the Company, directors' and officers' remuneration and indebtedness, and interests of management and others in material transactions is contained in the Company's Management Proxy Circular dated March 21, 2006. Information regarding corporate governance practices is also contained in the Management Proxy Circular.

Additional financial information relating to the Company is provided in the Company's financial statements and MD&A for the financial year ended December 31, 2005, which are available on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com.

APPENDIX A

SHOPPERS DRUG MART CORPORATION

AUDIT COMMITTEE CHARTER

This Charter was approved by the Board of Directors of the Company on March 23, 2005 and amended on March 21, 2006. It replaces all previous audit committee charters, terms of reference or other similar documents prescribing the procedures, powers and duties of the Audit Committee.

Nature and Scope of the Audit Committee

The Audit Committee (the "Committee") is a standing committee appointed by the Board of Directors (the "Board"), and is established to fulfill applicable public company obligations respecting audit committees. The Board has delegated to the Committee certain of its responsibilities for oversight of the financial reporting process to ensure that the audit function is conducted independently of the Company's management ("Management").

The function of the Committee is oversight. It is not the duty or responsibility of the Committee or its members (i) to plan or conduct audits, (ii) to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles or (iii) to conduct other types of auditing or accounting reviews or similar procedures or investigations. The Committee and its Chair are members of the Board of the Company, appointed to the Committee by the Board to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day to day operation or performance of such activities.

Management is responsible for the preparation, presentation and integrity of the Company's financial statements. Management is also responsible for maintaining appropriate accounting and financial reporting principles and policies and systems of risk assessment and internal controls and procedures designed to provide reasonable assurance that assets are safeguarded and transactions are properly authorized, recorded and reported and to assure the effectiveness and efficiency of operations, the reliability of financial reporting and compliance with accounting standards and applicable laws and regulations. The internal auditors are responsible for monitoring and reporting on the adequacy and effectiveness of the system of internal controls. The external auditors are responsible for planning and carrying out an audit of the Company's annual financial statements in accordance with generally accepted auditing standards in order to provide reasonable assurance that, among other things, such financial statements are in accordance with generally accepted accounting principles.

Except as set out below, the Committee does not have decision-making authority but rather conveys its findings and recommendations to the Board for consideration and decision by the Board.

PROCEDURES, POWERS AND DUTIES

The Committee shall have the following procedures, powers and duties:

General

1. *Composition* - The Committee shall be composed of at least three members. Each member of the Committee shall be an "independent" director (as that term is defined from time to time under the requirements or guidelines for audit committee service under applicable securities laws). Committee members shall serve for a term of one year unless they resign, and may be re-appointed to serve consecutive terms. The Secretary of the Company shall be the secretary of the Committee and shall act as secretary at any meeting of the Committee, and if the secretary is absent, the Chair of the meeting shall appoint a person, who need not be a director, to act as secretary of the meeting.

   All members of the Committee must be "financially literate" (as that term is defined from time to time under the requirements or guidelines for audit committee service under applicable securities laws), subject to an available exemption in applicable securities laws.

2. *Appointment and Replacement of Committee Members* - Any member of the Committee may be removed or replaced at any time by the Board and shall automatically cease to be a member of the Committee upon ceasing to be a director. The Board may fill vacancies on the Committee by appointing another director to the Committee. The Board shall fill any vacancy if the membership of the Committee is less than three directors. Whenever there is a vacancy on the Committee, the remaining members may exercise all its power as long as a quorum remains in office. Subject to the foregoing, the members of the Committee shall be appointed by the Board annually and each member of the Committee shall remain on the Committee until the next annual meeting of shareholders after his or her election or until his or her successor shall be duly elected and qualified.

3. *Committee Chair* - Unless a Chair of the Committee is designated by the full Board, the members of the Committee may designate the Chair by majority vote of the full Committee. The Chair of the Committee shall be responsible for leadership of the Committee, including preparing the agenda, presiding over the meetings, making committee assignments and reporting to the Board. If the Chair is absent, the Committee members shall choose one of their number to be Chair.

4. *Conflicts of Interest* - If a Committee member faces a potential or actual conflict of interest relating to a matter before the Committee, that member shall be responsible for alerting the Committee Chair. If the Committee Chair faces a potential or actual conflict of interest, the Committee Chair shall advise the Chair of the Board. If the Committee Chair, or the Chair of the Board, as the case may be, concurs that a potential or actual conflict of interest exists, the member faced with such conflict shall disclose to the Committee the member's interest and shall not participate in consideration of the matter and shall not vote on the matter.

5. *Compensation of Committee Members* - The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine. No member of the Committee shall receive from the Company or any of its affiliates any compensation other than the fees to which he or she is entitled as a director or a member of a committee of the board of the Company or any of its affiliates.

6. *Quorum and Meetings* - A majority of the members of the Committee shall constitute a quorum for the transaction of business at any meeting of the Committee. The Committee shall meet at least four times per year, and may meet more often if required.

7. *Separate Executive Meetings* – The Committee shall meet periodically with the Chief Financial Officer, the head of the internal audit function and the external auditors in separate executive sessions to discuss any matters that the Committee or each of these individuals or groups believes should be discussed privately, and such persons shall have unrestricted access to the Committee to bring forward matters requiring the Committee's attention. However, the Committee may also meet periodically without management present.

8. *Process* - The Committee shall establish its own procedures, including the timing and place of meetings and such other procedures as it considers necessary or advisable. The Chair shall approve the agenda for the meetings and ensure that properly prepared agenda materials are circulated to members with sufficient time for study prior to a meeting.

9. *Professional Assistance* – The Committee may require the external auditors and internal auditors to perform such supplemental reviews or audits as the Committee may deem desirable. In addition, the Committee may retain at the Company's expense such special legal, accounting, financial or other consultants (and determine their compensation) as the Committee may determine to be necessary to carry out its duties.

10. *Reliance* – Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Company from whom it receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations and (iii) representations made by Management and the external auditors as to any information technology, internal audit and other non-audit services provided by the external auditors to the Company and its subsidiaries.

11. *Reporting to the Board* – The minutes of Committee meetings shall accurately record the significant discussions of and decisions made by the Committee, including all recommendations to be made by the Committee to the Board, and shall be distributed to Committee members, with copies to the Chief Executive Officer of the Company and to the external auditors.

12. Powers of the Committee -

(a) *Access* - The Committee is entitled to full access to all books, records, facilities, and personnel of the Company and its subsidiaries. The Committee may require such officers, directors and employees of the Company and its subsidiaries and others as it may see fit from time to time to provide any information about the Company and its subsidiaries it may deem appropriate and to attend and assist at meetings of the Committee.

(b) *Delegation* - The Committee may delegate from time to time to any person or committee of persons any of the Committee's responsibilities that lawfully may be delegated.

(c) *Adoption of Policies and Procedures* - The Committee may adopt policies and procedures for carrying out its responsibilities.

Responsibilities of the Committee – External and Internal Auditors

Selection and Oversight of the External Auditors

13. The external auditors are ultimately accountable to the Committee and the Board as the representatives of the shareholders of the Company and the Committee shall so instruct the external auditors. The external auditors must report directly to the Committee and the Committee shall have authority to communicate directly with the external auditors. The Committee shall evaluate the performance of the external auditors and make recommendations to the Board on the reappointment or appointment of the external auditors of the Company to be proposed in the Company's Management Proxy Circular for shareholder approval and shall have authority to make recommendations regarding the interim filling of vacancies arising due to auditor resignation. If at any time a recommendation of the Committee in respect of the nomination or compensation of the external auditors was not adopted by the Board, that fact shall be disclosed in the Company's Annual Information Form ("AIF"), along with an explanation. If a change in external auditors is proposed, the Committee shall review the reasons for the change and any other significant issues related to the change, including the response of the incumbent auditors, and shall consider the qualifications of the proposed auditors before making its recommendation to the Board.

14. The Committee shall recommend the terms of engagement and the compensation to be paid by the Company to the external auditors with respect to the conduct of the annual audit. The Committee has adopted policies and procedures for the pre-approval by a Committee member of non-audit services to be rendered by the external auditors, which policies and procedures do (i) include reasonable detail with respect to the services covered; (ii) require that the Committee be informed of each non-audit service; and (iii) not include delegation of the Committee's responsibilities to Management. Any pre-approval of non-audit services by a Committee member must be disclosed to the full Committee at its next scheduled meeting. All non-audit services to be provided to the Company or any of its affiliates by the external auditors or any of their affiliates which

are not covered by pre-approval policies and procedures adopted by the Committee shall be subject to pre-approval by the Committee, and such authority to pre-approve non-audit services may be delegated to one or more Committee members.

15. The Committee shall review on a periodic basis, and at least annually, the independence of the external auditors and shall make recommendations to the Board on appropriate actions to be taken which the Committee deems necessary to protect and enhance the independence of the external auditors. In connection with such review, the Committee shall:

(a) actively engage in a dialogue with the external auditors about all relationships or services that may impact the objectivity and independence of the external auditors;

(b) require that the external auditors submit to it on a periodic basis, and at least annually, a formal written statement delineating all relationships between the Company and its subsidiaries, on the one hand, and the external auditors and their affiliates on the other hand;

(c) consider whether there should be a regular rotation of the partners on the audit engagement team, including the lead audit partner and the partner responsible for performing a second review respecting the audit, and the external audit firm itself;

(d) consider the auditor independence standards promulgated by applicable auditing regulatory and professional bodies, and obtain confirmation of compliance with such standards, including compliance with prohibitions on the provision of certain non-audit services by external auditors to the Company and its affiliates; and

(e) review and approve the disclosure in the AIF of the fees paid in the financial year to the external auditors by category.

16. The Committee shall review and approve policies of the Company restricting the hiring by the Company of employees or former employees of current and former external auditors.

17. The Committee shall require the external auditors to provide to the Committee, and the Committee shall review and discuss with the external auditors, all reports which the external auditors are required to provide to the Committee or the Board under rules, policies or practices of professional or regulatory bodies applicable to the external auditors, and any other reports which the Committee may require. Such reports shall include:

(a) a description of the external auditors' internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues; and

(b) a report describing (i) all critical accounting policies and practices to be used in the annual audit, (ii) all alternative treatments of financial information within generally accepted accounting principles related to material items that have been discussed with Management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors and (iii) other material written communication between the external auditors and Management, such as any management letter or schedule of unadjusted differences.

18. The Committee shall be directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing an audit report, or other audit, review or attest services for the Company. The Committee shall be responsible for resolving disagreements between Management and the external auditors regarding financial reporting.

Appointment and Oversight of Internal Auditors

19. The appointment, terms of engagement, compensation, replacement or dismissal of the internal auditors shall be subject to prior review and approval by the Committee. When the internal audit function is performed by employees of the Company, the Committee may delegate responsibility for approving the employment, term of employment, compensation and termination of employees engaged in such function, to an individual, other than the head of the Company's internal audit function.

20. The Committee shall obtain from the internal auditors and shall review summaries of the significant reports to Management prepared by the internal auditors, or the actual reports if requested by the Committee, and Management's responses to such reports.

21. The Committee shall, as it deems necessary, communicate directly with the internal auditors with respect to their reports and recommendations, the extent to which prior recommendations have been implemented and any other matters that the internal auditors bring to the attention of the Committee. The head of the internal audit function shall have unrestricted access to the Committee.

22. The Committee shall meet on a periodic basis, and at least annually, with the internal auditors to discuss the progress of their activities and any significant findings stemming from internal audits and the adequacy of Management's responses in correcting internal audit-related deficiencies.

Oversight and Monitoring of Audits

23. The Committee shall review with the external auditors, the internal auditors and Management on a periodic basis, and at least annually, the audit function generally, the objectives, staffing, locations, co-ordination, reliance upon Management and internal audit and general audit approach and scope of proposed audits of the financial statements of the Company and its subsidiaries, the overall audit plans, the responsibilities of Management, the internal auditors and the external auditors, the audit procedures to be used and the timing and estimated budgets of the audits.

24. The Committee shall discuss with the external auditors any difficulties or disputes that arose with Management or the internal auditors during the course of the audit and the adequacy of Management's responses in correcting audit-related deficiencies.

25. The Committee shall review with Management the results of internal and external audits.

Oversight and Review of Accounting Principles and Practices

26. The Committee shall, as it deems necessary, oversee, review and discuss with Management, the external auditors and the internal auditors:

    (a) the quality, appropriateness and acceptability of the Company's accounting principles and practices used in its financial reporting, changes in the Company's accounting principles or practices and the application of particular accounting principles and disclosure practices by Management to new transactions or events;

    (b) all significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the effects of alternative methods within generally accepted accounting principles on the financial statements and any "second opinions" sought by Management from an independent auditor with respect to the accounting treatment of a particular item;

    (c) disagreements between Management and the external auditors or the internal auditors regarding financial reporting or the application of any accounting principles or practices and resolve such disputes;

    (d) any material change to the Company's auditing and accounting principles and practices as recommended by Management, the external auditors or the internal auditors or which may result from proposed changes to applicable generally accepted accounting principles;

    (e) the effect of regulatory and accounting initiatives on the Company's financial statements and other financial disclosures;

    (f) any reserves, accruals, provisions, estimates or Management programs and policies, including factors that affect asset and liability carrying values and the timing of revenue and expense recognition, that may have a material effect upon the financial statements of the Company;

    (g) the use of special purpose entities and the business purpose and economic effect of off-balance sheet transactions, arrangements, obligations, guarantees and other relationships of the Company and their impact on the reported financial results of the Company;

    (h) any legal matter, claim or contingency that could have a significant impact on the financial statements (including tax assessments), the Company's compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in the Company's financial statements;

(i) the treatment for financial reporting purposes of any significant transactions which are not a normal part of the Company's operations;

(j) the use of any "pro forma" or "adjusted" information not in accordance with generally accepted accounting principles; and

(k) Management's determination of goodwill impairment, if any, as required by applicable accounting standards.

Oversight and Monitoring of Internal Controls

27. The Committee shall, as it deems necessary, exercise oversight of, review and discuss with Management, the external auditors and the internal auditors:

(a) the adequacy and effectiveness of the Company's internal accounting and financial controls and the recommendations of Management, the external auditors and the internal auditors for the improvement of accounting practices and internal controls;

(b) any material weaknesses in the internal control environment, including with respect to computerized information system controls and security;

(c) Management's compliance with the Company's processes, procedures and internal controls; and

(d) summaries of significant reports to Management prepared by the internal auditors, or the actual reports if requested by the Committee, communicate with the internal auditors with respect to their reports and recommendations as necessary with respect to the extent to which prior recommendations have been implemented, Management's responses to such reports and any other matters that the internal auditor brings to the attention of the Committee.

Communications with Others

28. The Committee shall:

(a) establish and update periodically the Company's Code of Business Conduct and be responsible for granting any waivers from the application of such Code; and

(b) review Management's monitoring of compliance with such Code of Business Conduct.

29. The Committee shall establish and monitor procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or audit matters, and for the anonymous submission by employees of

concerns regarding questionable accounting or auditing matters. The Committee shall periodically review these procedures and any significant complaints received with Management, the Disclosure Committee, the internal auditors and the external auditors.

Oversight and Monitoring of the Company's Financial Disclosures

30. The Committee shall:

(a) prior to the release of any summary of interim financial results, including any associated press release or the filing of such report with the applicable regulators, review with Management and the external auditors the Company's interim consolidated financial statements and related MD&A and associated press release;

(b) review with Management and the external auditors the Company's annual audited consolidated financial statements and related MD&A and associated press release, and report on the results of such review to the full Board prior to the approval and release to shareholders of such results by the Board;

(c) review with Management and the external auditors the Company's annual report and any financial information of the Company not previously reviewed by the Committee and approved and released by the Board contained or incorporated by reference in any prospectus, management proxy circular, offering memoranda or government or regulatory filing of the Company, and shall report on the results of such review to the full Board prior to the approval and release of such results by the Board;

(d) satisfy itself that adequate procedures are in place for the review of the Company's public disclosure documents that contain information extracted or derived from the Company's audited and unaudited financial statements, (other than the documents referred to above), and periodically assess the adequacy of those procedures and systems; and

(e) meet with the Disclosure Committee, as necessary, to review the process and systems in place for ensuring the reliability of public disclosure documents that contain certain audited and unaudited financial information and their effectiveness.

31. As part of the process by which the Committee shall satisfy itself as to the reliability of the public disclosure documents that contain audited and unaudited financial information, the Committee shall require each of the Chief Executive Officer and the Chief Financial Officer to provide a certificate certifying in respect of each annual and quarterly report the matters such officers are required to certify in connection with the filing of such reports under applicable securities laws.

Oversight of Finance Matters

32. Appointments of the key financial executives involved in the financial reporting process of the Company, including the Chief Financial Officer, shall require the prior review of the Committee.

33. The Committee shall meet periodically with Management to review and discuss the Company's major financial risk exposures and the policy steps Management has taken to monitor and control such exposures, including the use of financial derivatives and hedging activities.

Additional Responsibilities

34. The Committee shall oversee the investigation of actual or alleged fraud, illegal acts or conflicts of interest relating to the financial affairs of the Company.

35. The Committee shall review and ensure that the expense reimbursement process for senior management is in compliance with the Company's standards.

36. The Committee shall assess the directors and officers insurance policy of the Company and make recommendations for its renewal or amendment or the replacement of the insurer.

37. Subject to applicable law and the articles and by-laws of the Company, the Committee is responsible for administering all policies and practices of the Company with respect to the indemnification of directors by the Company and for approving all payments made pursuant to such policies and practices.

38. The Committee shall review and/or approve any other matter specifically delegated to the Committee by the Board and undertake on behalf of the Board such other activities as may be necessary or desirable to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting.

The Charter

The Committee shall review and reassess the adequacy of this Charter annually or otherwise as it deems appropriate and recommend changes to the Board. The performance of the Committee shall be periodically evaluated with reference to this Charter and otherwise as required under applicable securities laws or stock exchanges rules.

The Committee shall ensure that this Charter, as approved by the Committee, is disclosed in accordance with all applicable securities laws or regulatory requirements in the Company's Management Proxy Circular and AIF.

Exhibit II.2(b)

Management's Report

Management's Responsibility for Financial Statements

Management is responsible for the preparation and presentation of the accompanying consolidated financial statements and all other information in the Annual Report. This responsibility includes the selection and consistent application of appropriate accounting principles and methods in addition to making the judgements and estimates necessary to prepare the consolidated financial statements in accordance with Canadian generally accepted accounting principles. It also includes ensuring that the financial information presented elsewhere in the Annual Report is consistent with the consolidated financial statements.

In fulfilling its responsibilities, management has developed and maintains systems of internal controls. Although no cost-effective system of internal controls will prevent or detect all errors and irregularities, these systems are designed to provide reasonable assurance that resources are safeguarded from material loss or inappropriate use, that transactions are authorized, recorded and reported properly and that financial records are reliable for preparing the consolidated financial statements. Internal auditors, who are employees of the Company, review and evaluate internal controls on management's behalf. The consolidated financial statements have been audited by the independent auditors, Deloitte & Touche LLP, in accordance with generally accepted auditing standards. Their report follows.

The Board of Directors, acting through an Audit Committee which is comprised solely of directors who are not employees of the Company, is responsible for determining that management fulfils its responsibility for financial reporting and internal control. This responsibility is carried out through periodic meetings with senior officers, financial management, internal audit and the independent auditors to discuss audit activities, the adequacy of internal financial controls and financial reporting matters. The Audit Committee has reviewed these consolidated financial statements and the Management's Discussion and Analysis and has recommended their approval by the Board of Directors prior to their inclusion in this Annual Report.

Glenn Murphy
Glenn Murphy
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

George Halatsis
EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER

Auditors' Report

To the Shareholders of Shoppers Drug Mart Corporation

We have audited the consolidated balance sheets of Shoppers Drug Mart Corporation as at December 31, 2005 and January 1, 2005 and the consolidated statements of earnings, retained earnings and cash flows for the 52 week periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Shoppers Drug Mart Corporation as at December 31, 2005 and January 1, 2005 and the results of its operations and its cash flows for the 52 week periods then ended, in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants

TORONTO, ONTARIO
FEBRUARY 8, 2006

Consolidated Statements of Earnings

52 weeks ended December 31, 2005 and January 1, 2005 (in thousands of dollars, except per share amounts)	2005	2004
		(Note 2)
Sales	**$ 7,151,115**	$ 6,566,399
Operating expenses		
Cost of goods sold and other operating expenses	**6,430,933**	5,927,548
Amortization	**120,937**	102,157
Operating income	**599,245**	536,694
Interest expense (Note 4)	**48,649**	60,872
Earnings before income taxes	**550,596**	475,822
Income taxes (Note 5)		
Current	**177,197**	160,093
Future	**8,905**	8,407
	186,102	168,500
Net earnings	**$ 364,494**	$ 307,322
Net earnings per common share (Note 11):		
Basic	**$ 1.72**	$ 1.48
Diluted	**$ 1.69**	$ 1.43

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Retained Earnings

52 weeks ended December 31, 2005 and January 1, 2005 (in thousands of dollars)	2005	2004
		(Note 2)
Retained earnings, beginning of period as reported	**$ 733,682**	$ 417,940
Impact of the adoption of new accounting standard, Accounting Guideline 15, "Consolidation of Variable Interest Entities" (Note 2)	**(71,245)**	(62,697)
Retained earnings, as restated	**662,437**	355,243
Net earnings	**364,494**	307,322
Premium on share capital purchased for cancellation (Note 11)	**(13)**	(128)
Dividends	**(85,246)**	–
Retained earnings, end of period	**$ 941,672**	$ 662,437

The accompanying notes are an integral part of these consolidated financial statements.

136

Consolidated Balance Sheets

As at December 31, 2005 and January 1, 2005 (in thousands of dollars)	2005	2004 (Note 2)
Assets		
Current		
Cash	**$ 24,524**	$ 14,136
Accounts receivable	**256,504**	237,590
Inventory	**1,216,549**	1,135,725
Future income taxes (Note 5)	**38,316**	35,728
Prepaid expenses	**29,018**	38,941
	1,564,911	1,462,120
Long-term receivables	**2,946**	3,277
Property and equipment (Note 6)	**748,840**	617,337
Deferred costs (Note 7)	**21,562**	21,180
Goodwill	**2,019,499**	2,000,642
Other intangible assets (Note 8)	**17,625**	12,850
Total assets	**$ 4,375,383**	$ 4,117,406
Liabilities		
Current		
Bank indebtedness	**$ 163,503**	$ 202,732
Commercial paper (Note 4)	**469,850**	303,175
Accounts payable and accrued liabilities	**697,945**	691,270
Income taxes payable	**39,860**	46,072
Dividends payable	**21,343**	–
Current portion of long-term debt (Note 9)	**–**	25,000
	1,392,501	1,268,249
Long-term debt (Note 9)	**325,000**	554,943
Other long-term liabilities (Note 10)	**140,758**	96,726
Future income taxes (Note 5)	**14,115**	1,063
	1,872,374	1,920,981
Associate interest (Note 2)	**116,501**	110,367
Shareholders' equity		
Share capital (Note 11)	**1,441,254**	1,421,980
Contributed surplus (Note 11)	**3,582**	1,641
Retained earnings (Note 2)	**941,672**	662,437
	2,386,508	2,086,058
Total liabilities and shareholders' equity	**$ 4,375,383**	$ 4,117,406

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board of Directors:

Glenn Murphy
DIRECTOR

David M. Williams
DIRECTOR

Consolidated Statements of Cash Flows

52 weeks ended December 31, 2005 and January 1, 2005 (in thousands of dollars)	2005	2004
		(Note 2)
Operating activities		
Net earnings	**$ 364,494**	$ 307,322
Items not affecting cash		
Amortization	**128,530**	110,400
Future income taxes	**8,905**	8,407
Loss on disposal of property and equipment	**4,283**	2,400
Stock-based compensation (Note 11)	**1,941**	1,425
	508,153	429,954
Net change in non-cash working capital balances (Note 12)	**(89,352)**	(148,011)
Long-term liabilities	**44,032**	40,280
Store opening costs	**(12,258)**	(10,841)
Cash flows from operating activities	**450,575**	311,382
Investing activities		
Purchase of property and equipment	**(249,973)**	(230,842)
Business acquisitions	**(24,540)**	(22,513)
Long-term receivables	**331**	130
Cash flows used in investing activities	**(274,182)**	(253,225)
Financing activities		
Bank indebtedness, net	**(39,229)**	(134,783)
Commercial paper, net	**166,675**	133,175
Repayment of long-term debt (Note 9)	**(250,000)**	(75,000)
Revolving term debt, net	**(4,943)**	4,943
Associate interest (Note 2)	**6,134**	2,555
Shares issued for stock options exercised	**17,797**	4,057
Repayment of share purchase loans	**1,480**	6,107
Repurchase of share capital	**(16)**	(190)
Dividends paid	**(63,903)**	–
Cash flows used in financing activities	**(166,005)**	(59,136)
Increase (decrease) in cash	**10,388**	(979)
Cash, beginning of period	**14,136**	15,115
Cash, end of period	**$ 24,524**	$ 14,136
Supplemental cash flow information		
Interest paid	**$ 38,829**	$ 57,065
Income taxes paid	**$ 191,232**	$ 142,438

The accompanying notes are an integral part of these consolidated financial statements.

December 31, 2005 and January 1, 2005 (in thousand of dollars, except per share data)

1. Basis of Presentation

Shoppers Drug Mart Corporation ("the Company") is a licensor of approximately 950 Shoppers Drug Mart/Pharmaprix full-service retail drug stores across Canada. The Shoppers Drug Mart/Pharmaprix stores are licensed to Associate-owners ("Associates"). In addition, the Company owns and operates 51 Shoppers Home Health Care stores. Under Accounting Guideline 15, "Consolidation of Variable Interest Entities", the Company consolidates the Associate-owned stores and the Financing Trust (see Note 2).

The fiscal year of the Company consists of a 52 or 53 week period ending on the Saturday closest to December 31. The Company's 2005 and 2004 fiscal years consisted of a 52 week period.

2. Change in Accounting Policy

Accounting Guideline 15, Consolidation of Variable Interest Entities

In June 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15"), requiring the consolidation of variable interest entities ("VIEs") where a company is the primary beneficiary. In September 2003, the Accounting Standards Board of the CICA delayed the effective date of the implementation of AcG-15 until annual and interim periods beginning on or after November 1, 2004. The standard provided for implementation on a retroactive basis with or without restatement. A VIE is any type of legal structure in which control is determined through contractual or other financial arrangements, as opposed to traditional voting rights, if certain conditions exist. A primary beneficiary is an entity that will absorb a majority of a VIE's expected losses, receive a majority of the expected residual returns, or both, and is therefore required to consolidate the VIE.

Associate-owned Stores

The Company has determined that the individual Associate-owned stores that comprise the Company's store network are deemed to be VIEs and the Company is the primary beneficiary. As such, the Associate-owned stores are subject to consolidation by the Company. The Company has adopted AcG-15 with restatement of its results for the prior year in order to improve the comparability of those results. In conjunction with the adoption of AcG-15, there are certain adjustments that have been reflected in the Company's fiscal 2004 financial position, cash flows and results of operations, as restated for comparative purposes. As the Associate-owned stores remain separate legal entities, consolidation of the Associated-owned stores has no impact on the underlying risks facing the Company.

Under AcG-15, the Company's consolidated balance sheets include in assets the cash, third-party receivables, inventory and other assets, and the liabilities reflect the inclusion of trade payables, deferred lease obligations and third-party debt of the Associate-owned corporations. Amounts that were previously reported as receivable from Associate-owned stores have been eliminated upon consolidation. Associates' equity in their corporations is shown on the consolidated balance sheets of the Company as Associate interest.

Under AcG-15, the Company includes the results of operations of its Associate-owned store network in its consolidated statements of earnings. Sales include the combined sales to external customers of the retail drug stores owned by the Associates and of the home health care stores owned by the Company. The Associates' share of store profit is included in cost of goods sold and other operating expenses.

December 31, 2005 and January 1, 2005 (in thousand of dollars, except per share data)

2. Change in Accounting Policy (continued)

The impact of the Company no longer recognizing its share of Associate-owned store profits throughout the year by way of a service fee, calculated as a percentage of sales based on annual store profitability, is a lower share of Associate store profits in the first three quarters of 2004 and a larger share in the fourth quarter. On a full year basis, the adoption of AcG-15 has no impact on the Company's share of Associate-owned store profits.

The Company adopted EIC-144, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor", retroactively in the first quarter of 2004. The Company recognized cash consideration received from vendors in income as a reduction to cost of goods sold when the related inventory was shipped from its distribution centres to the Associate-owned stores. Upon consolidation of the Associate-owned stores under AcG-15, the recognition of cash consideration received from vendors occurs when the Associate-owned inventory is sold to customers. In addition, certain other adjustments have been recorded related primarily to changes made to store accounting policies in the areas of lease accounting and store opening costs upon the adoption of AcG-15.

The non-cash, timing-related adjustments resulting from the adoption of AcG-15 have impacted the fiscal 2004 comparative amounts as follows:

		52 Weeks Ended January 1, 2005
Fiscal 2004 impact		
Share of Associate-owned store profits	$	–
EIC-144		(11,073)
Lease accounting, store opening costs and other adjustments		(2,524)
Total adjustments – pre-tax		(13,597)
Income tax		5,049
Net earnings impact	$	(8,548)
Net earnings – reported	$	315,870
Earnings per share (diluted)	$	1.47
Net earnings restated for comparative purposes	$	307,322
Earnings per share (diluted)	$	1.43

The non-cash, timing-related adjustments resulting from the adoption of AcG-15 have impacted the opening retained earnings amounts as follows:

		2005		2004
Opening retained earnings adjustment				
EIC-144	$	**(77,212)**	$	(66,139)
Lease accounting, store opening costs and other adjustments		**(33,892)**		(31,368)
Total adjustments		**(111,104)**		(97,507)
Income tax		**39,859**		34,810
Retained earnings adjustment	$	**(71,245)**	$	(62,697)

Financing Trust

During the fourth quarter of 2004, the Company arranged for its Associates to obtain additional financing from an independent trust (the "Trust"). This arrangement was created to provide loans to facilitate the Associates' purchase of inventory and fund their working capital requirements. The Trust's activities are financed through the issuance of short-term, asset-backed notes to third-party investors. The Company has determined that the Trust is a VIE and that the Company is the primary beneficiary. As such, the Trust is subject to consolidation by the Company. See Note 13 for further discussion of the Trust.

The impact of consolidating the Trust is the reclassification of Associate loans payable to the Trust to commercial paper issued to third parties.

3. Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Basis of Consolidation

The consolidated financial statements include the accounts of Shoppers Drug Mart Corporation, its subsidiaries, the Associate-owned stores that comprise the Company's store network and the above-mentioned Trust.

Revenue Recognition

Sales include the combined sales to external customers of the retail drug stores owned by the Associates and of the home health care stores owned by the Company and are recognized at the time goods are sold, net of returns.

Bank Indebtedness

Bank indebtedness is comprised of corporate bank overdraft balances and bank lines of credit used by the Associate-owned stores to meet their operating needs and outstanding cheques.

Inventory

Inventory is valued at the lower of cost and estimated net realizable value, with cost being determined on the first-in, first-out basis.

Property and Equipment

Property and equipment are recorded at cost. Amortization is recorded on a straight-line basis over the estimated useful lives of the assets at the rates indicated below:

Buildings	20 years
Equipment and fixtures	3 to 10 years
Computer software and equipment	2 to 10 years
Leasehold improvements	Lesser of term of the lease and useful life

Long-lived assets are tested for impairment when events or circumstances indicate their carrying value exceeds the sum of the undiscounted cash flows expected from their use and eventual disposal. An impairment loss is measured as the amount by which the long-lived assets' carrying value exceeds the fair value. The Company reviews long-lived assets for impairment annually.

3. Significant Accounting Policies (continued)

Deferred Costs

Financing Costs

Deferred financing costs are amortized on a straight-line basis over the term of the debt to which they relate. Any unamortized amounts are charged against earnings when the related debt has been settled.

Store Opening Costs

Certain costs associated with the opening of new and relocated stores are deferred and amortized into cost of goods sold and other operating expenses over a period of three years.

Goodwill and Other Intangible Assets

The Company records as goodwill the excess amount of the purchase price of an acquired business over the fair value of the underlying net assets, including intangible assets, at the date of acquisition. Goodwill is not amortized but is tested for impairment on an annual basis. In the event of an impairment, the excess of the carrying amount over the fair value of these assets would be charged to earnings. Intangible assets, consisting of acquired prescription files, are amortized over their expected useful lives of seven years.

Leases

The Company leases most of its store locations and office space. Terms vary in length and typically permit renewal for additional periods. Minimum rent, including scheduled escalations, is expensed on a straight-line basis over the term of the lease, including any rent free periods. The Company capitalizes rent expense during a store's fixturing period to leasehold improvements. Landlord inducements are deferred and amortized as reductions to rent expense on a straight-line basis over the same period.

Leases may include additional payments for real estate taxes, maintenance and insurance. These amounts are expensed in the period to which they relate.

Shoppers Optimum™ Loyalty Program

The Shoppers Optimum™ loyalty card program (the "Program") allows members to earn points on their purchases in Shoppers Drug Mart, Pharmaprix and Shoppers Home Health Care stores at a rate of 10 points for each dollar spent on eligible products and services, plus any applicable bonus points. Members can then redeem points, in accordance with the Program rewards schedule or other offers, for discounts on front store merchandise at the time of a future purchase transaction. When points are earned by Program members, the Company records an expense and establishes a liability for future redemptions by multiplying the number of points issued by the estimated cost per point. The Program liability is included in accounts payable and accrued liabilities on the Company's consolidated balance sheets. The actual cost of Program redemptions is charged against the liability account.

The estimated cost per point is determined based on many factors, including the historical behaviour of Program members, expected future redemption patterns and associated costs. The Company monitors, on an ongoing basis, trends in redemption rates (points redeemed as a percentage of points issued) and net redemption values and adjusts the estimated cost per point based upon expected future activity. To the extent that estimates differ from actual experience, the Program costs could be higher or lower.

Employee Future Benefits

The Company accrues its obligations for employee benefit plans under the following policies:

- The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs.
- For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.
- The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The average remaining service period of the active employees covered by the pension plans and other retirement benefit plans is 14 and 10 years, respectively.

Stock-based Compensation

The Company has stock option compensation plans which are described in Note 11. Compensation expense is recognized for these plans for stock options granted to employees and directors after December 28, 2002 using the fair value method. Any consideration paid by employees and directors on exercise of stock options is credited to share capital.

Income Taxes

The Company accounts for income taxes using the liability method of accounting. Under the liability method, future income tax assets and liabilities are determined based on differences between the carrying amounts of balance sheet items and their corresponding tax values. The liability method requires the computation of future income taxes using the substantively enacted corporate income tax rates for the years in which the differences are expected to reverse.

Derivative Financial Instruments

The Company uses interest rate derivatives to manage its exposure to fluctuations in interest rates related to the Company's commercial paper and long-term debt. The income or expense arising from the use of these instruments is included in interest expense for the year.

The Company formally identifies, designates and documents all relationships between hedging instruments and hedged items, as well as its risk assessment objective and strategy for undertaking various hedge transactions. The Company assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Associate Interest

Associate interest reflects the investment the Associates have in the net assets of their corporations.

Estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for items such as inventory provisions, Shoppers Optimum™ loyalty card program costs, assumptions underlying the actuarial determination of employee future benefits, income taxes and testing goodwill and long-lived assets for impairment. Changes in those estimates could materially affect the consolidated financial statements.

December 31, 2005 and January 1, 2005 (in thousand of dollars, except per share data)

3. Significant Accounting Policies (continued)

Comparative Amounts

Certain comparative amounts have been reclassified to conform with the current year's financial statement presentation.

4. Interest Expense

The significant components of the Company's interest expense are as follows:

		2005	2004
Interest on bank indebtedness	$	**6,700** $	12,081
Interest on commercial paper		**18,326**	10,220
Interest on long-term debt		**21,066**	36,076
Amortization of deferred financing costs		**2,557**	2,495
	$	**48,649** $	60,872

Commercial paper is issued with maturities from overnight to 90 days at floating interest rates based on Bankers' Acceptance rates. In December 2005, the Company entered into interest rate derivative agreements converting an aggregate notional principal amount of $250,000 of floating rate commercial paper debt issued by the Trust into fixed rate debt. The fixed rates payable by the Company under these agreements ranged from 4.03% to 4.18%. See Note 14 for further discussion of the derivative agreements.

5. Income Taxes

The effective income tax rate is comprised of the following:

	2005	2004
Combined Canadian federal and provincial statutory tax rate	**35.0%**	35.1%
Adjusted for:		
Income not subject to tax	**(1.2%)**	–
Non-deductible charges and other	–	0.3%
Effective income tax rate	**33.8%**	35.4%

The significant components of the Company's future income tax assets and liabilities are as follows:

		2005	2004
Current			
Deferred income	$	**30,504** $	27,039
Accrued liabilities		**9,096**	7,654
Share issuance costs		**26**	2,193
Other		**(1,310)**	(1,158)
	$	**38,316** $	35,728
Long-term			
Depreciable assets	$	**(34,391)** $	(18,984)
Other long-term liabilities		**27,700**	23,036
Deferred costs		**(4,959)**	(3,476)
Share issuance costs		–	26
Other		**(2,465)**	(1,665)
	$	**(14,115)** $	(1,063)

The Company has $41,206 of capital losses available to be applied against future capital gains. No income tax benefit related to the losses has been recognized.

6. Property and Equipment

	2005			2004		
	Cost	**Accumulated Amortization**	**Net Book Value**	Cost	Accumulated Amortization	Net Book Value
Land	**$ 40,565 $**	**– $**	**40,565 $**	33,487 $	– $	33,487
Buildings	**75,638**	**21,110**	**54,528**	73,083	17,793	55,290
Equipment, fixtures and computer software	**608,837**	**285,953**	**322,884**	501,079	227,895	273,184
Leasehold improvements	**451,118**	**120,255**	**330,863**	353,441	98,065	255,376
	$ 1,176,158 $	**427,318 $**	**748,840 $**	961,090 $	343,753 $	617,337

7. Deferred Costs

	2005			2004		
	Cost	**Accumulated Amortization**	**Net Book Value**	Cost	Accumulated Amortization	Net Book Value
Financing costs	**$ 14,587 $**	**11,194 $**	**3,393 $**	14,587 $	8,637 $	5,950
Store opening costs	**42,009**	**23,840**	**18,169**	29,751	14,521	15,230
	$ 56,596 $	**35,034 $**	**21,562 $**	44,338 $	23,158 $	21,180

The Company amortized $2,557 (2004 – $2,495) of deferred financing costs into interest expense and $9,319 (2004 – $8,148) of store opening costs into cost of goods sold and other operating expenses during the year.

8. Other Intangible Assets

	2005			2004		
	Cost	**Accumulated Amortization**	**Net Book Value**	Cost	Accumulated Amortization	Net Book Value
Prescription files	**$ 22,396 $**	**4,771 $**	**17,625 $**	15,057 $	2,207 $	12,850

The Company amortized $2,564 (2004 – $1,442) of prescription files into cost of goods sold and other operating expenses during the year.

December 31, 2005 and January 1, 2005 (in thousand of dollars, except per share data)

9. Long-term Debt

	Maturity	2005	2004
Medium-term notes Series 1 – 4.97%	October 2008	**$ 300,000**	$ 300,000
Non-revolving term facilities	January 2007	**25,000**	275,000
		$ 325,000	$ 575,000
$250,000 revolving term facility	February 2007	**–**	4,943
		$ 325,000	$ 579,943
Less current portion of long-term debt		**–**	25,000
		$ 325,000	$ 554,943

The non-revolving and revolving term facilities bear interest based on Prime and Bankers' Acceptance rates.

In addition to the bank credit facilities described in the table, the Company has a 364-day extendible revolving credit facility of $300,000 to support the Company's commercial paper program.

As at December 31, 2005, $48,116 of the $250,000 revolving term facility was utilized, all in respect of letters of credit and trade finance guarantees, of which $43,000 relates to a letter of credit for the benefit of the independent trust (Note 13). As at January 1, 2005, $30,790 of the $250,000 revolving term facility was utilized, including drawings of $25,847 in respect of letters of credit and trade finance guarantees, of which $20,500 relates to a letter of credit for the benefit of the independent trust (Note 13).

Minimum Repayments

Future minimum required repayments of long-term debt for the next three calendar years are as follows:

Term facility	
2007	$ 25,000
Medium-term notes	
2008	300,000
	$ 325,000

10. Other Long-term Liabilities

Other long-term liabilities are comprised as follows:

	2005	2004
Deferred rent obligation	**$ 121,958**	$ 82,512
Employee future benefits	**10,988**	9,558
Other	**7,812**	4,656
	$ 140,758	$ 96,726

Deferred Rent Obligation

The deferred rent obligation represents the difference between rent expense and cash rent payments and the deferral of landlord inducements. Landlord inducements are amortized as reductions to rent expense on a straight-line basis over the term of the lease.

Employee Future Benefits

The Company maintains registered defined benefit pension plans under which benefits are available to certain employee groups. The Company also makes supplementary retirement benefits available to certain employees under a non-registered pension plan.

The pension plans are funded through contributions based on actuarial cost methods as permitted by pension regulatory bodies as applicable. Earnings are charged with the cost of benefits earned by employees as services are rendered. Benefits under these plans are based on the employee's years of service and final average earnings.

The most recent actuarial valuations of the registered plans for funding purposes were performed as at December 31, 2003 and January 1, 2005 and the next valuations will be required as at December 31, 2006. The most recent actuarial valuation of the non-registered plan for funding purposes was as at December 31, 2005 and the next valuation will be required as at December 31, 2006.

The Company also maintains post-retirement benefit plans, other than pensions, covering benefits such as health and life insurance benefits for retirees. The cost of these plans is charged to earnings as benefits are earned by employees on the basis of service rendered.

Included in other long-term liabilities are employee future benefits in the amount of $10,988 as at December 31, 2005 and $9,558 as at January 1, 2005 in respect of pension and other post-retirement benefit plans.

Information about the Company's pension and other post-retirement benefit plans, measured at November 30, 2005 and 2004, respectively, is as follows:

	2005		2004	
	Pension Plans	**Other Benefit Plans**	Pension Plans	Other Benefit Plans
Fair value of plan assets				
Fair value of plan assets, beginning of period	**$ 61,245 $**	**– $**	55,122 $	–
Actual return on plan assets	**4,594**	**–**	4,228	–
Company contribution	**4,098**	**298**	3,907	357
Participant contributions	**931**	**–**	958	–
Benefits paid	**(3,150)**	**(298)**	(2,970)	(357)
Fair value of plan assets, end of period	**$ 67,718 $**	**– $**	61,245 $	–
Accrued benefit obligation				
Benefit obligation, beginning of period	**$ 78,546 $**	**3,998 $**	75,951 $	3,411
Service cost	**4,683**	**353**	5,081	722
Interest cost	**3,557**	**249**	3,639	222
Participant contributions	**931**	**–**	958	–
Plan amendments	**(684)**	**–**	(289)	–
Actuarial loss (gain)	**10,510**	**–**	(3,824)	–
Benefits paid	**(3,150)**	**(298)**	(2,970)	(357)
Accrued benefit obligation, end of period	**$ 94,393 $**	**4,302 $**	78,546 $	3,998
Funded status – plan deficit	**$ (26,675) $**	**(4,302) $**	(17,301) $	(3,998)
Unrecognized plan amendments	**(1,909)**	**–**	(1,369)	–
Unrecognized losses	**21,898**	**–**	13,110	–
Accrued benefit liability	**$ (6,686) $**	**(4,302) $**	(5,560) $	(3,998)

December 31, 2005 and January 1, 2005 (in thousand of dollars, except per share data)

10. Other Long-term Liabilities (continued)

The significant actuarial assumptions adopted are as follows:

			2005			2004
	Registered Pension Plans	**Non-registered Pension Plan**	**Other Benefit Plans**	Registered Pension Plans	Non-registered Pension Plan	Other Benefit Plans
Accrued benefit obligation, end of period						
Discount rate	**5.00%**	**2.50%**	**5.00%**	5.75%	2.88%	5.75%
Compensation increase	**4.00%**	**4.00%**	**4.00%**	4.00%	4.00%	4.00%
Benefit expense, for the period						
Discount rate	**5.75%**	**2.88%**	**5.75%**	6.00%	3.00%	6.00%
Expected return on assets	**7.50%**	**3.75%**	**N/A**	7.50%	3.75%	N/A
Compensation increase	**4.00%**	**4.00%**	**4.00%**	4.50%	4.50%	4.50%

The health care cost trend rates used were 5.5% for 2005 and 2004, with 5.5% being the ultimate trend rate for later years. A 1% change in the assumed health care cost trend rate would not have a significant effect on the amounts reported for other benefit plans.

The components of the Company's pension and other post-retirement benefit plans expense are as follows:

		2005		2004
	Pension Plans	**Other Benefit Plans**	Pension Plans	Other Benefit Plans
Service costs	$ **4,683**	$ **353**	$ 5,081	$ 722
Interest cost	**3,557**	**249**	3,639	222
Actual return on plan assets	**(4,594)**	–	(4,228)	–
Actuarial loss (gain)	**10,510**	–	(3,824)	–
Plan amendments	**(684)**	–	(289)	–
Costs arising from events of the period	**13,472**	**602**	379	944
Difference between:				
Actual and expected return on plan assets	**1,301**	–	1,298	–
Actuarial gain or loss recognized for the year and actual actuarial gain or loss on accrued benefit obligation	**(10,084)**	–	4,649	–
Amortization of plan amendment and actual plan amendments	**540**	–	169	–
Net expense	$ **5,229**	$ **602**	$ 6,495	$ 944

Total cash payments for employee future benefits consist of the Company's contributions to the pension plans and cash payments made directly to beneficiaries of the other benefit plans and totalled $4,396 (2004 – $4,264).

The assets of the registered pension plans consist of cash, contributions receivable and a proportionate share of a master trust. The assets held by the master trust are invested in a limited number of pooled funds, based on market values as at November 30, 2005 and 2004, respectively, as follows:

	2005	2004
Equity	**59%**	60%
Fixed income	**40%**	40%
Cash and cash equivalents	**1%**	–

The assets of the non-registered plan consist of cash and investments. The investments are in pooled funds with an allocation of 60% equities and 40% bonds based on market values as at November 30, 2005 and 2004, respectively.

11. Share Capital

Authorized

Unlimited number of common shares

Unlimited number of preferred shares, issuable in series without nominal or par value

Outstanding

	2005		2004	
	Number of Common Shares	**Stated Value**	Number of Common Shares	Stated Value
Beginning balance	**209,990,845**	**$ 1,421,980**	209,724,407	$ 1,411,878
Shares issued	**3,440,419**	**17,797**	275,632	5,008
Shares repurchased	**(520)**	**(3)**	(9,194)	(62)
Share purchase loans, net	**–**	**1,480**	–	5,156
Ending balance	**213,430,744**	**$ 1,441,254**	209,990,845	$ 1,421,980

Weighted Average Shares Outstanding

December 31, 2005	
Basic	**211,814,577**
Diluted	**216,088,118**

January 1, 2005	
Basic	208,149,810
Diluted	214,942,244

The common shares that may be issued under the Company's stock option plans, including contingently returnable shares issued as part of those plans, have a dilutive impact on the weighted average number of shares of 4,273,541 (2004 – 6,792,434).

Individual shareholder agreements address matters related to the transfer of certain shares issued to the Company's management and Associates, including shares issued under options granted to management. In particular, each provides, subject to certain exceptions, for a general prohibition on any transfer of a member of management's or Associate's shares for a period of five years from the date that the individual entered into the shareholder agreement. As at December 31, 2005, 251,355 and 27,242 shares issued to management and Associates, respectively, are subject to this restriction.

December 31, 2005 and January 1, 2005 (in thousand of dollars, except per share data)

11. Share Capital (continued)

The Company has issued loans to certain key employees under a stock purchase plan to acquire common shares of the Company. The share purchase loans receivable are non-interest bearing, mature in 2007 to 2010, are subject to certain terms of repayment pursuant to a shareholder's agreement and are secured by the shares to which the loans relate. Share purchase loans are presented as a reduction in share capital and the related shares are deducted in the determination of the weighted average shares outstanding for purposes of the basic net earnings per common share calculation.

Stock-based Compensation

The Company has established stock option plans for certain employees and its Board of Directors as described below and has reserved 20,000,000 common shares for issuance under the plans. The Company has established a deferred share unit plan for non-employee directors, which plan is also described below.

In 2003, the Company adopted the guidance of accounting standard 3870, "Stock-based Compensation and Other Stock-based Payments", on a prospective basis. The guidance requires the use of the fair value method to account for stock options issued under employee and director stock option programs. The Company expensed $1,973 associated with stock options issued in 2005 (2004 – $1,426) under the employee and director plans.

If compensation expense under the fair value method of accounting had been recognized on stock options issued in 2002, the Company's net earnings for the periods ended December 31, 2005 and January 1, 2005 would have been reduced by $1,176 and $1,926, respectively. Basic earnings per share would have been unchanged and $1.47, respectively, and diluted earnings per share would have been $1.68 and $1.42, respectively.

The fair value of each option was estimated on the date of the grant using the Black-Scholes option-pricing model. There were no options granted under the employee stock option plan in 2005. The following weighted average assumptions were used to calculate the option value for options issued under the director option plan:

	Director Plan
Fair value per option	$ 13.28
Valuation assumptions	
Expected life	6.5 years
Expected dividends	1.00%
Expected volatility	27.6%
Risk-free interest rate	3.68%

Employee Stock Option Plan

Options issued to certain employees have an exercise price per share of no less than the fair market value on the date of the option grant and are granted in equal proportions between time-based vesting and performance-based vesting criteria. Time-based options are exercisable 20% per year on the anniversary of the grant date in each of the five subsequent years. Performance-based options are exercisable 20% per year on the anniversary of the grant date in each of the five subsequent years provided that the Company achieves specified earnings-based performance targets. Performance targets not achieved are considered to be met if the performance is achieved on a cumulative basis in subsequent years. The performance-based options become fully exercisable on the ninth anniversary of the date of grant, provided that they have not otherwise been terminated, whether or not the performance targets are achieved.

Upon the termination of an optionee's employment, all unexercisable options expire immediately and exercisable options expire within 180 days of the date of termination. The plan provides that the Company may pay, in cash, certain terminated option holders the appreciated value of the options to cancel exercisable options.

Subject to certain prior events of expiry, such as the termination of the employee's employment for cause, all exercisable options expire on the tenth anniversary of the date of grant.

A summary of the status of the employee stock option plan and changes during the period are presented below:

	2005		2004	
	Options on Common Shares	**Weighted Average Exercise Price Per Share**	Options on Common Shares	Weighted Average Exercise Price Per Share
Outstanding, beginning of period	**7,305,409**	**$ 7.70**	7,185,592	$ 7.11
Granted	**–**	**–**	207,108	31.64
Exercised	**(3,260,419)**	**5.16**	(61,114)	11.07
Forfeited/Cancelled including repurchased	**(29,165)**	**24.73**	(26,177)	26.78
Outstanding, end of period	**4,015,825**	**$ 9.65**	7,305,409	$ 7.70
Options exercisable, end of period	**2,904,482**	**$ 7.93**	5,091,128	$ 6.06

	2005 Outstanding Options			**2005 Exercisable Options**	
Range of Exercise Price	**Number of Options Outstanding**	**Weighted Average Contractual Life (Years)**	**Weighted Average Exercise Price Per Share**	**Number of Exercisable Options**	**Weighted Average Exercise Price Per Share**
$ 5.00 – $ 5.60	**3,045,475**	**5.2**	**$ 5.37**	**2,435,973**	**$ 5.34**
$17.13 – $24.84	**718,752**	**6.3**	**20.47**	**413,621**	**20.33**
$25.86 – $26.57	**59,334**	**7.7**	**26.04**	**20,767**	**26.04**
$29.30 – $36.41	**192,264**	**8.4**	**31.82**	**34,121**	**31.43**
	4,015,825	**5.6**	**$ 9.65**	**2,904,482**	**$ 7.93**

Director Stock Option Plan

Under the director stock option plan, each director is issued time-based options to purchase 60,000 common shares. The options have an exercise price per share at fair market value on the date of the option grant, which is normally the date the optionee becomes a director. One-third of the options become exercisable in each of the following three years on the anniversary of the date of grant. Unexercisable options expire upon the optionee ceasing to be a director. Exercisable options expire on the earlier of 180 days of the optionee ceasing to be a director or the expiry date of the options, which is on the tenth anniversary of the date of grant.

December 31, 2005 and January 1, 2005 (in thousand of dollars, except per share data)

11. Share Capital (continued)

A summary of the status of the director stock option plan and changes during the period is presented below:

	2005		2004	
	Options on Common Shares	Weighted Average Exercise Price Per Share	Options on Common Shares	Weighted Average Exercise Price Per Share
Outstanding, beginning of period	**480,000 $**	**22.49**	600,000 $	19.98
Granted	**120,000**	**41.80**	60,000	34.14
Exercised	**(180,000)**	**18.00**	(180,000)	18.00
Outstanding, end of period	**420,000**	**29.93**	480,000	22.49
Options exercisable, end of period	**240,000 $**	**23.54**	340,000 $	19.80

	2005 Outstanding Options			2005 Exercisable Options	
Range of Exercise Price	Number of Options Outstanding	Weighted Average Contractual Life (Years)	Weighted Average Exercise Price Per Share	Number of Exercisable Options	Weighted Average Exercise Price Per Share
$18.00	**60,000**	**5.9 $**	**18.00**	**60,000 $**	**18.00**
$23.35 – $26.95	**180,000**	**7.0**	**24.59**	**160,000**	**24.30**
$34.14 – $41.80	**180,000**	**9.3**	**39.25**	**20,000**	**34.14**
	420,000	**7.8 $**	**29.93**	**240,000 $**	**23.54**

Deferred Share Unit Plan for Non-employee Directors

The Company maintains a deferred share unit (DSU) plan to provide directors with the option to elect to receive DSUs in lieu of cash payment for all or a portion of their director fees. When such an election is made, the Company credits to the account of each director a number of DSUs (each equivalent in value to a common share) equal to the amount of fees divided by the fair market value of the common shares. The directors' accounts shall be credited with dividend equivalents in the form of additional DSUs if and when the Company pays dividends on the common shares. Upon the director ceasing to be a member of the Board of Directors, the director shall receive a cash amount equal to the number of DSUs in his or her account multiplied by the fair market value of the common shares on the date the director ceases to be a member of the Board of Directors or on a later date selected by the director, which shall in any event be a date prior to the end of the following calendar year. During the period, the Company issued an aggregate of 7,177 DSUs (2004 – 8,207) and recorded $546 (2004 – $424) in director fee compensation.

12. Net Change in Non-cash Working Capital Balances

	2005	2004
Accounts receivable	**$ (18,914) $**	(26,324)
Inventory	**(80,824)**	(115,729)
Prepaid expenses	**9,923**	(7,078)
Accounts payable and accrued liabilities	**6,675**	(17,701)
Income tax payable	**(6,212)**	18,821
	$ (89,352) $	(148,011)

13. Commitments and Contingent Liabilities

Obligations Under Operating Leases

The minimum lease payments on a calendar year basis under long-term leases for store locations and office space are as follows:

		2006	2007	2008	2009	2010	Thereafter
Total lease obligations	$	216,965 $	220,131 $	207,372 $	186,254 $	170,790 $	1,069,112

Distribution Services

The Company has entered into an agreement with a third party to provide distribution services to the Company's locations to December 31, 2006. Under the terms of this agreement, the third party will charge the Company specified costs incurred to provide the distribution services, plus an annual management fee.

Information Services

During 2004 the Company entered into a five-year agreement to outsource certain information services activities to a third party. The Company has committed to average annual payments of approximately $7,000 over the term of the agreement.

Financing Trust

During the fourth quarter of 2004, the Company arranged for its Associates to obtain additional financing from an independent trust (the "Trust"). This arrangement was created to provide loans to facilitate the Associates' purchase of inventory and fund their working capital requirements. The Trust's activities are financed through the issuance of short-term, asset-backed notes to third-party investors.

The Company has arranged for a standby letter of credit for the benefit of the Trust from a syndicate of banks that is equal to approximately 10% of the aggregate principal amount of the loans, or $43,000, as a form of credit enhancement which, in turn, enables the Trust to provide favourable financing terms to the Company's Associates.

If at any time the Trust's cost of borrowing and applicable fees are greater than the interest rate charged to Associates on their loans, the Trust has the right to request payment from the Company for any shortfall. In the opinion of the Company's management, the Company is unlikely to have to make any such payment as it is involved in setting the rate that Associates are charged on their loans. In the event that an Associate defaults on a loan from the Trust, the Company has the right to purchase the Associate's loan from the Trust, at which time the Company is assigned the Associate's debt instrument and related security documentation provided to the Trust. The assignment of this documentation would provide the Company with first priority security over the Associate's inventory, subject to certain prior ranking statutory claims. The Company expects that the net proceeds from secured assets would cover any payments made to purchase a defaulted loan from the Trust, including any related expenses, as it is involved in setting the amount borrowed from the Trust by its Associates. In the event that the Company does not elect to purchase a defaulted loan from the Trust, the Trust may draw upon the standby letter of credit or realize on its security. If the Trust draws against the standby letter of credit, the Company has agreed to reimburse the issuing syndicate of banks for the amount so drawn.

The Company has determined that the Trust is a VIE and the Company is the primary beneficiary. As such, the Trust is subject to consolidation by the Company. The impact of consolidating the Trust is the reclassification of Associate loans payable to the Trust to commercial paper issued by the Trust to third parties. As at December 31, 2005, $419,850 (2004 – $198,000) of the consolidated commercial paper balance is commercial paper issued by the Trust.

December 31, 2005 and January 1, 2005 (in thousand of dollars, except per share data)

13. Commitments and Contingent Liabilities (continued)

Litigation

The Company has indemnified Imperial Tobacco Canada Limited for all legal claims against the Company for the period prior to February 4, 2000. In addition, the Company is involved in certain legal claims arising in the normal course of business.

In the opinion of the Company's management, the eventual settlement of such claims will not have a significant effect on the Company's financial position or results of operations. Management has recorded a provision for these claims based on its best estimate of the final settlements.

Other

In the normal course of business, the Company enters into significant commitments for the purchase of goods and services, such as the purchase of inventory or capital assets, most of which are short-term in nature and are settled under normal trade terms.

14. Financial Instruments

Interest Rate Derivatives

In December 2005, the Company entered into interest rate derivative agreements converting an aggregate notional principal amount of $250,000 of floating rate commercial paper debt issued by the Trust into fixed rate debt. The fixed rates payable by the Company under these agreements ranged from 4.03% to 4.18%. These agreements mature as follows: $150,000 in December 2008, $50,000 in December 2009 and $50,000 in December 2010 with reset terms from one to three months to match the maturities of the underlying issued commercial paper.

Based on market values at December 31, 2005, the Company would have realized gains of $113 to terminate these interest rate derivative agreements. Market values were determined based on information received from the Company's counterparties to these agreements.

At January 1, 2005, the Company had interest rate derivative agreements converting an aggregate notional principal amount of $350,000 of floating rate debt into fixed rate debt. The fixed rates payable by the Company under these agreements range from 6.07% to 6.10%. These agreements matured on April 14, 2005. Based on market values at January 1, 2005, the Company would have incurred losses of $3,252 to terminate these interest rate derivative agreements. Market values were determined based on information received from the Company's counterparties to these agreements.

Counterparty Risk

Changes in the underlying interest rates of the Company's interest rate derivative agreements will result in market gains and losses. Furthermore, the Company may be exposed to losses should any counterparty to its derivative agreements fail to fulfil its obligations. The Company has sought to minimize counterparty risk by transacting with counterparties that are large international financial institutions.

Credit Risk

The Company has credit risk associated with accounts receivable. The risk of collection is mitigated since these balances have been billed primarily to governments and third-party drug plans. There is no concentration of balances with debtors in the remaining accounts receivable.

Fair Value of Financial Instruments

The fair value of a financial instrument is the estimated amount that the Company would receive or pay to terminate the contracts at the reporting date.

The fair values of cash, accounts receivable, bank indebtedness, commercial paper, accounts payable and dividends payable approximate their carrying values given their short-term maturities. The fair values of long-term receivables, long-term liabilities and long-term debt approximate their carrying values given the current market rates associated with these instruments.

The fair value of the interest rate, as noted above, is determined based on current market rates and on information received from the Company's counterparties to these agreements.

15. Related Party Transactions

The Company incurred management fees and expenses of $584 during the period ended January 1, 2005, to certain shareholders who collectively held 25.5% of the common shares of the Company until April 6, 2004, at which point the management fees and expenses ceased upon the termination of an agreement between the shareholders.

Earnings Coverage Exhibit to the Consolidated Financial Statements

52 Weeks Ended December 31, 2005	
Earnings coverage on long-term debt obligations	28.45 times

The earnings coverage ratio on long-term debt (including any current portion) is equal to net earnings (before interest and income taxes) divided by interest expense on long-term debt (including any current portion). Interest expense excludes any amounts in respect of amortization that were included in interest expense as shown in the consolidated statement of earnings of the Company for the period.

management's discussion and analysis

As at March 10, 2006

The following is a discussion of the consolidated financial condition and results of operations of Shoppers Drug Mart Corporation (the "Company") for the periods indicated and of certain factors that the Company believes may affect its prospective financial condition, cash flows and results of operations. This discussion and analysis should be read in conjunction with the consolidated audited financial statements of the Company and the notes thereto for the 52 week period ended December 31, 2005 (the "consolidated financial statements"). The fiscal year of the Company consists of a 52 or 53 week period ending on the Saturday closest to December 31.

Financial Section

Forward-looking Statements

This discussion of the consolidated financial condition and results of operations of the Company contains forward-looking statements regarding, among other things, the Company's beliefs, plans, objectives, strategies, estimates, intentions and expectations, including as they relate to its operating and financial results, capital expenditures, dividend policy and the ability to execute on its operating, investing and financing strategies. These forward-looking statements are based on certain assumptions by management, certain of which are set out herein. Inherent in these forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to control or predict. Actual results or developments may differ materially from those contemplated by these statements depending on, among others, such factors as changes in the regulatory environment as it relates to the sale of prescription drugs, competition from other retailers, exposure to interest rate fluctuations, foreign currency risks, certain property and casualty risks, the ability to attract and retain pharmacists, risks in connection with third-party service providers, the availability of suitable store locations, seasonality risks, changes in federal and provincial laws, rules and regulations relating to the Company's business and environmental matters, changes in tax regulations and accounting pronouncements, the success of the Company's Associate-owned stores, supplier and brand reputations and the accuracy of management's assumptions. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors and others should carefully consider these and other factors and not place undue reliance on these forward-looking statements. Further information regarding these and other factors is included in the Company's public filings with provincial securities regulatory authorities. The forward-looking statements contained in this discussion of the consolidated financial condition and results of operations of the Company represent the Company's views only as of the date hereof. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company does not undertake to update any forward-looking statements.

Additional information about the Company, including the Annual Information Form, can be found at www.sedar.com.

Overview

The Company is the licensor of full-service retail drug stores operating under the name Shoppers Drug Mart® (Pharmaprix® in Québec). As at December 31, 2005, there were 950 Shoppers Drug Mart/Pharmaprix retail drug stores owned and operated by the Company's licensees ("Associates"). An Associate is a pharmacist-owner of a corporation that is licensed to operate a retail drug store at a specific location using the Company's trademarks. The Company's licensed stores are located in prime locations in each province and two territories, making Shoppers Drug Mart/Pharmaprix stores among the most convenient retail outlets in Canada. In addition to its drug store network, the Company also owns and operates 51 Shoppers Home Health Care® stores. These stores sell medical equipment and assisted-living devices to institutional and retail customers.

The Company has successfully leveraged its leadership position in pharmacy and its convenient store locations to capture a significant share of the market in front store merchandise. Front store merchandise categories include over-the-counter medications ("OTC medications"), health and beauty aids ("HBA"), cosmetics and fragrances (including prestige brands), everyday household needs and seasonal products. The Company also offers a broad range of high quality private label products marketed under the Life Brand® and Quo® trademarks, and value-added services such as the HealthWATCH® program, which offers patient counselling on medications and disease management, and the Shoppers Optimum™ program, one of the largest customer loyalty card programs in Canada. In fiscal 2005, the Company recorded consolidated sales of approximately $7.2 billion.

Under the licensing arrangement with Associates, the Company provides the capital and financial support to enable Associates to operate Shoppers Drug Mart® and Pharmaprix® stores without any initial investment. The Company also provides a package of services to facilitate the growth and profitability of each Associate's business. These services include the use of trademarks, operational support, marketing and advertising, purchasing and distribution, information technology and accounting. In return for being provided these and other services, Associates pay fees to the Company. Fixtures, leasehold improvements and equipment are purchased by the Company and leased to Associates over periods ranging from two to ten years, with title retained by the Company. The Company also provides its Associates with assistance in meeting their working capital and long-term financing requirements through the provision of loans and loan guarantees. In addition, the Company provides a standby letter of credit to an independent trust (the "Trust"), which provides additional financing to Associates to facilitate their purchase of inventory and to fund their working capital requirements. (See discussions on "Associate Loans" and "Associate Financing Trust" under "Off-balance Sheet Arrangements" in this Management's Discussion and Analysis and notes 2 and 13 to the consolidated financial statements of the Company.)

Under the licensing arrangement, the Company receives a substantial share of Associate store profits. The Company's share of Associate store profits is reflective of its investment in, and commitment to, the operations of the Associates' stores.

The Company operates in Québec under the Pharmaprix® trade name. Under Québec law, profits generated from the prescription area or dispensary may be earned only by a pharmacist or a corporation controlled by a pharmacist. As a result of these restrictions,the licence agreement used for Québec Associates differs from the Associate agreement used in other provinces. Pharmaprix® stores and their Associates benefit from the same infrastructure and support provided to all other Shoppers Drug Mart® stores and Associates.

The Company has determined that the individual Associate-owned stores that comprise its store network are deemed to be variable interest entities and that the Company is the primary beneficiary in accordance with Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15"). As such, the Associate-owned stores are subject to consolidation by the Company. A variable interest entity is any type of legal structure in which control is determined through contractual or other financial arrangements, as opposed to traditional voting rights, if certain conditions exist. A primary beneficiary is the entity that will absorb a majority of a variable interest entity's expected losses, receive a majority of the expected residual returns, or both. Accordingly, the financial condition and results of operations of the Associate-owned stores are reflected in the Company's consolidated financial statements. However, as the Associate-owned stores remain separate legal entities from the Company, consolidation of these stores has no impact on the underlying risks facing the Company. (See discussion on "Consolidation of Variable Interest Entities" under "Accounting Standards Implemented in 2005" under "New Accounting Pronouncements" in this Management's Discussion and Analysis and note 2 to the consolidated financial statements of the Company.)

Strategies and Outlook

The Company's business strategies are designed to drive sales growth, maximize gross margin dollars and operating cash flow, leverage cost reduction opportunities and build customer loyalty. The Company believes that proper execution of its strategies will strengthen its position as the licensor of Canada's leading drug store group, thereby generating increased revenue and profitability, and will continue to provide superior returns to its shareholders.

In the opinion of the Company, the demographic trends of the aging Canadian population are expected to fuel continued strong growth in the pharmacy and beauty categories. The Company believes that it is well positioned to continue to capitalize on the projected growth in the retail drug store industry given its strong brand recognition, focus on pharmacy, health care and beauty products and services, convenient locations and the dedication of its Associate-owners. The Company intends to build upon its leadership position in pharmacy by investing in technology and, more importantly, in the recruitment, retention and training of pharmacists. The Company believes that its primary focus on pharmacy products and services will continue to drive customer traffic and provide profitable growth in its beauty and other front store categories. The Company intends to increase its front store sales and gross margin dollars through a reinvigorated category management process and by focusing on value-added services. The Company believes that improved merchandising, a continued focus on operational excellence and the introduction of new products and services, including the tactical use of private label products, will increase customer satisfaction, thereby improving the attractiveness of Shoppers Drug Mart® and Pharmaprix® stores as a destination for the purchase of OTC medications, HBA, cosmetics, seasonal merchandise and convenient household products.

Sales growth is also being driven by the Company's store network investment program as it seeks to accelerate new store openings and acquisitions, expand and remodel existing stores and relocate other stores to superior locations. Also, due to the fragmented nature of the Canadian retail drug store industry, the Company believes that it is well positioned to capitalize on consolidation opportunities, given its strong cash flow and balance sheet. In fiscal 2005, the Company opened or acquired 95 drug stores, 47 of which were relocations, and closed 13 stores, resulting in a 10.2% increase in drug store selling square footage. The Company intends to continue making significant investments in its store base, with the goal of increasing the number and average size of its stores. These large-format stores offer customers greater convenience and a broader selection of front store products, while maintaining the high level of service for which Shoppers Drug Mart® and Pharmaprix® stores are known. The Company's capital expenditures are typically financed from internally generated cash flow.

In fiscal 2006, the Company plans to allocate approximately $330 million to capital expenditures, with approximately 85% of this amount being invested in the drug store network, including acquisitions and land. This should result in an increase in selling square footage of at least 10%. This will be accomplished through the addition of approximately 110 new drug stores, roughly half of which will be relocations, and through the completion of up to ten major expansions. The Company also plans to renovate approximately 15 of its existing drug stores.

The Company is confident of its ability to execute upon its operating, investing and financing strategies in fiscal 2006 and beyond. The Company believes that the appropriate balance and successful implementation of these strategies and initiatives will result in long-term market share gains, while delivering consistent and meaningful growth in earning per share. This in turn should provide superior returns to shareholders, through a combination of share price appreciation and dividends, which are sustainable over time.

Overall Financial Performance

Key Operating, Investing and Financial Metrics

The following provides an overview of the Company's operating performance for the 52 week period ended December 31, 2005 compared to the 52 week period ended January 1, 2005, as well as certain other metrics with respect to investing activities for the 52 week period ended December 31, 2005 and financial position as at that same date.

- Sales of $7.2 billion, an increase of 8.9%.
- Comparable store total sales growth of 5.8%.
  - > Comparable store prescription sales growth of 6.9%.
  - > Comparable store front store sales growth of 4.9%.
- Drug store sales per square foot (annualized) of $1,003 compared to $1,001 a year ago.
- EBITDA[1] of $720 million, an increase of 12.7%.
  - > EBITDA margin[2] of 10.07%, an increase of 34 basis points.
- Net earnings of $364 million or $1.69 per share (diluted), an increase of 18.6%.
- Capital expenditure program of $275 million, an increase of 8.4%.
  - > 95 new drug stores opened or acquired, 47 of which were relocations.
  - > 27 drug stores expanded and/or renovated.
  - > 10.2% increase in drug store selling square footage to nearly 7.8 million square feet.
  - > Three new home health care stores opened, one of which was a relocation.
- Net debt reduced by $138 million to $934 million.
  - > Net debt to equity ratio reduced to 0.39:1 compared to 0.51:1 at the end of the prior year.
  - > Net debt to total capitalization ratio reduced to 0.28:1 compared to 0.34:1 at the end of the prior year.
- Initiated quarterly dividend payments.
  - > Declared four quarterly dividends of 10 cents per share.

[1] Earnings before interest, taxes, depreciation and amortization. (See reconciliation to the most directly comparable GAAP measure under "Results of Operations – Fiscal 2005" in this Management's Discussion and Analysis.)

[2] EBITDA divided by sales.


Sales
($ millions)
6,566
7,151
04 05
EBITDA
($ millions)
639
720
04 05
Net Earnings
($ millions)
307
364
04 05

Results of Operations – Fiscal 2005

The following table presents a summary of certain selected consolidated financial information for the Company for the periods indicated.

($000's, except per share data)	2005	2004[1]	$ Change	% Change
Sales	**$ 7,151,115**	$ 6,566,399	$ 584,716	8.9%
Cost of goods sold and other operating expenses	**6,430,933**	5,927,548	(503,385)	(8.5%)
EBITDA[2]	**720,182**	638,851	81,331	12.7%
Amortization	**120,937**	102,157	(18,780)	(18.4%)
Operating income	**599,245**	536,694	62,551	11.7%
Interest expense	**48,649**	60,872	12,223	20.1%
Earnings before income taxes	**550,596**	475,822	74,774	15.7%
Income taxes	**186,102**	168,500	(17,602)	(10.4%)
Net earnings	**$ 364,494**	$ 307,322	$ 57,172	18.6%
Per common share				
– Basic net earnings	**$ 1.72**	$ 1.48	$ 0.24	
– Diluted net earnings	**$ 1.69**	$ 1.43	$ 0.26	

[1] Reflects the impact of the implementation and retroactive application of AcG-15. (See discussion on "Consolidation of Variable Interest Entities" under "Accounting Standards Implemented in 2005" under "New Accounting Pronouncements" in this Management's Discussion and Analysis and note 2 to the consolidated financial statements of the Company.)

[2] Earnings before interest, taxes, depreciation and amortization.

Sales

Sales represent the combination of sales to external customers of the retail drug stores owned by the Associates and the home health care stores owned by the Company.

Sales in 2005 were $7.151 billion compared to $6.566 billion in 2004, an increase of $585 million or 8.9%. During 2005, the Company continued to experience strong sales growth in all regions of the country, led by gains in Western Canada and Québec. On a same-store basis, sales increased 5.8% in 2005. The Company's capital investment program, which resulted in a 10.2% increase in drug store selling space versus a year ago, continues to have a positive impact on sales growth.

Prescription sales were $3.337 billion in 2005 compared to $3.068 billion in 2004, an increase of $269 million or 8.8%. On a same-store basis, prescription sales increased 6.9% during 2005, with increased generic prescription utilization continuing to have a deflationary impact on prescription sales growth. In 2005, prescription sales accounted for 46.7% of the Company's sales mix, unchanged from a year ago.

Front store sales were $3.814 billion in 2005 compared to $3.498 billion in 2004, an increase of $316 million or 9.0%, as the Company continued to experience sales gains in all categories. On a same-store basis, front store sales increased 4.9% in 2005. These results were driven by gains in the Company's traditional HBA and OTC medications categories, as well as by strong growth in cosmetics and food and confection. The result of growth in these categories, combined with increased sales of the Company's private label products, is an enhanced sales mix and margin rate. The continued roll-out of the Company's larger store format, with the bulk of the incremental selling square footage being devoted to front store categories, is driving this improvement in the Company's sales mix.

Cost of Goods Sold and Other Operating Expenses

Cost of goods sold is comprised of the cost of goods sold at the retail drug stores owned by the Associates and the Shoppers Home Health Care® stores owned by the Company. Other operating expenses include corporate selling, general and administrative expenses, operating expenses at the retail drug stores owned by the Associates, including Associates' earnings, and operating expenses at the Shoppers Home Health Care® stores owned by the Company.

Total cost of goods sold and other operating expenses were $6.431 billion in 2005 compared to $5.928 billion in 2004, an increase of $503 million or 8.5%. As a percentage of sales, cost of goods sold declined by 38 basis points in 2005, reflecting the Company's enhanced sales mix and ability to leverage its scale and growth prospects with suppliers. However, other operating expenses remained relatively constant in 2005, increasing four basis points over the prior year when expressed as a percentage of sales. Gains from cost reductions and efficiencies at the corporate level and in distribution and marketing were offset by increased operating expenses at store-level, where labour productivity improvements at existing stores were offset by increased rent and labour in new and relocated stores, as the Company continues to aggressively invest in the expansion of its store network.

Amortization

Amortization of capital assets was $121 million in 2005 compared to $102 million in 2004, an increase of $19 million or 18.4%. As a percentage of sales, amortization increased 13 basis points in 2005, reflecting the continued growth of the Company's capital investment program.

Operating Income

Operating income was $599 million in 2005 compared to $537 million in 2004, an increase of $62 million or 11.7%. An enhanced sales mix and an ongoing commitment to cost reduction, productivity and efficiency, partially offset by operating costs and increased amortization in new and relocated stores, resulted in a higher operating margin (operating income divided by sales). In 2005, operating margin improved by 21 basis points to 8.38% compared to 8.17% in 2004. The Company's EBITDA margin was 10.07% in 2005, a 34 basis point improvement over the EBITDA margin of 9.73% posted in 2004.

Interest Expense

Interest expense is comprised of interest expense arising from borrowings at the Associate-owned stores and from debt obligations of the Company. Interest expense was $49 million in 2005 compared to $61 million in 2004, a decrease of $12 million or 20.1%. This reduction can be attributed to reduced levels of consolidated net debt outstanding, combined with lower costs of funding. Funding costs were lower as a result of the Company benefiting from a full year of access to funds from the Trust that was created in the fourth quarter of 2004 to provide loans to its Associates. (See discussions on "Sources of Liquidity" under "Liquidity and Capital Resources" and "Associate Financing Trust" under "Off-balance Sheet Arrangements" in this Management's Discussion and Analysis and notes 2 and 13 to the consolidated financial statements of the Company.) Funding costs were also lower as a result of the maturity of certain interest rate derivative agreements. The Company had entered into interest rate derivative agreements converting an aggregate notional principal amount of $350 million of floating rate debt into fixed rate debt. The fixed rates payable by the Company under these agreements ranged from 6.07% to 6.10%. These agreements matured on April 14, 2005 and were not renewed. (See discussion on "Derivative Financial Instruments" under "Off-balance Sheet Arrangements" in this Management's Discussion and Analysis.) The benefit of these reductions was partially offset by a market-driven increase in short-term interest rates in 2005.

Interest expense for 2005 includes $3 million for the amortization of deferred financing costs, an amount which is essentially unchanged from the prior year. (See note 4 to the consolidated financial statements of the Company.)

Income Taxes

The Company's effective income tax rate in 2005 was 33.8% compared to 35.4% in 2004. This decrease in the effective income tax rate can be attributed to a number of factors, including lower non-deductible expenses and a reduction in statutory rates, combined with revisions to the Company's internal capital structure. (See discussion on "Income Taxes" under "Critical Accounting Estimates" in this Management's Discussion and Analysis and notes 3 and 5 to the consolidated financial statements of the Company.)

Net Earnings

Net earnings were $364 million in 2005 compared to $307 million in 2004, an increase of $57 million or 18.6%. On a diluted basis, earnings per share were $1.69 in 2005 compared to $1.43 in 2004.

Financial Position

The following table provides a summary of certain information with respect to the Company's financial position at the end of the periods indicated.

($000's)	2005	2004[1]
Cash	$ **(24,524)**	$ (14,136)
Bank indebtedness	**163,503**	202,732
Commercial paper	**469,850**	303,175
Current portion of long-term debt	**–**	25,000
Long-term debt	**325,000**	554,943
Net debt	**933,829**	1,071,714
Shareholders' equity	**2,386,508**	2,086,058
Total capitalization	$ **3,320,337**	$ 3,157,772
Net debt:Shareholders' equity	**0.39:1**	0.51:1
Net debt:Total capitalization	**0.28:1**	0.34:1
Net debt:EBITDA	**1.30:1**	1.68:1
EBITDA:Cash interest expense[2]	**15.62:1**	10.94:1

[1] Reflects the impact of the implementation and retroactive application of AcG-15. (See discussion on "Consolidation of Variable Interest Entities" under "Accounting Standards Implemented in 2005" under "New Accounting Pronouncements" in this Management's Discussion and Analysis and note 2 to the consolidated financial statements of the Company.)

[2] Cash interest expense excludes the amortization of deferred financing costs. (See note 4 to the consolidated financial statements of the Company.)

Financial Ratios and Credit Ratings

As measured by the ratios set out above, the Company continued to strengthen its balance sheet and improve its financial position in 2005, as cash flow generated from operating activities was sufficient to fund the Company's investing and financing activities, including dividends paid on the Company's common shares. The Company expects these trends to continue in 2006.

The following table provides a summary of the Company's credit ratings at the end of 2005.

	Standard & Poor's	Dominion Bond Rating Service
Corporate credit rating	BBB	A (low)
Medium-term notes	BBB	A (low)
Commercial paper	–	R-1 (low)

On October 27, 2005, Standard & Poor's Ratings Services revised its outlook on the Company's corporate credit rating to positive from stable.

Outstanding Share Capital

The Company's outstanding share capital is comprised of common shares. An unlimited number of common shares is authorized and the Company had 213,983,541 common shares outstanding at March 10, 2006. As at this same date, the Company had issued options to acquire 4,041,028 of its common shares pursuant to its stock-based compensation plans, of which 2,601,297 were exercisable. (See note 11 to the consolidated financial statements of the Company.)

Dividend Policy

On February 10, 2005, the Company announced that it had initiated quarterly dividend payments and that its Board of Directors had declared a dividend of 10 cents per common share, payable April 15, 2005 to shareholders of record as of the close of business on March 31, 2005. Subject to financial results, capital requirements, available cash flow and any other factors that the Board of Directors may consider relevant, it is the intention of the Board of Directors to declare a comparable quarterly dividend on an ongoing basis. It is expected that future dividend payments would be made to shareholders of record as of the close of business on the last day of each calendar quarter. It is expected that the related payment date will be the fifteenth day of the month following the record date, or if such day is not a business day, the immediately preceding business day.

The following table provides a summary of dividends declared by the Company in 2005:

Declaration Date	Record Date	Payment Date	Dividend
February 10, 2005	March 31, 2005	April 15, 2005	$ 0.10
May 5, 2005	June 30, 2005	July 15, 2005	$ 0.10
July 19, 2005	September 30, 2005	October 14, 2005	$ 0.10
November 4, 2005	December 30, 2005	January 13, 2006	$ 0.10

Subsequent to year-end, the Company announced on February 8, 2006, that its Board of Directors declared a dividend of 12 cents per common share, payable April 13, 2006 to shareholders of record as of the close of business on March 31, 2006. This represents an increase in the Company's quarterly dividend payments of 20%, resulting in an annualized dividend payment of 48 cents per common share.

Liquidity and Capital Resources

Sources of Liquidity

The Company has the following sources of short-term liquidity: (i) cash provided by operating activities; (ii) cash available from a committed $250 million revolving bank credit facility maturing February 2, 2007; and (iii) up to $300 million in availability under its commercial paper program, less what is currently issued. The Company's commercial paper program is rated R-1 (low) by Dominion Bond Rating Service. In the event that the Company's commercial paper program is unable to maintain this rating, the program is supported by a $300 million 364-day extendible revolving bank credit facility. The Company does not currently foresee any reasonable circumstances under which this credit rating would not be maintained.

The Company has also arranged for its Associates to obtain financing to facilitate their purchase of inventory and fund their working capital requirements from the following sources: (i) an independent trust (the "Trust") whose activities are financed through the issuance of short-term, asset-backed notes that are rated R-1 (middle) by Dominion Bond Rating Service to third-party investors; and (ii) by providing guarantees to various Canadian chartered banks that support Associate loans. (See discussions on "Associate Loans" and "Associate Financing Trust" under "Off-balance Sheet Arrangements" in this Management's Discussion and Analysis and notes 2 and 13 to the consolidated financial statements of the Company.)

The Company has obtained its long-term financing from the following sources: (i) a $25 million (2004 – $275 million) non-revolving bank credit facility maturing January 26, 2007; and (ii) through the issuance of $300 million of five-year, medium-term notes maturing October 24, 2008, which bear interest at a fixed rate of 4.97% per annum (the "Notes"). The Notes were issued pursuant to a short form base shelf prospectus dated October 10, 2003 (the "Prospectus"), as supplemented by a pricing supplement dated October 20, 2003, and filed by the Company with Canadian securities regulators in all of the provinces of Canada. The Notes were assigned a rating of A (low) from Dominion Bond Rating Service and BBB from Standard & Poor's.

At December 31, 2005, $48 million of the Company's $250 million revolving credit facility was utilized, all in respect of letters of credit and trade finance guarantees. At the end of the prior year, $31 million of this facility was utilized, including drawings of $26 million in respect of letters of credit and trade finance guarantees. At December 31, 2005, the Company had $50 million of commercial paper issued and outstanding under its commercial paper program compared to $105 million at the end of the prior year. At year-end, Associates had obtained an aggregate amount of $420 million of Trust financing and had drawn an aggregate amount of $164 million in the form of Associate loans from various Canadian chartered banks compared to $198 million and $185 million, respectively, at the end of the prior year. (See notes 9 and 13 to the consolidated financial statements of the Company.)

Cash Flows from Operating Activities

Cash flows from operating activities were $451 million in 2005 compared to $311 million in 2004, an increase of $140 million or 44.7%. This increase can be attributed to higher net earnings, combined with a decreased investment in non-cash working capital versus the prior year, largely due to timing-related differences in inventory purchases and accounts payable. (See note 12 to the consolidated financial statements of the Company.)

Cash Flows Used in Investing Activities

Cash flows used in investing activities were $275 million in 2005 compared to $253 million in 2004, an increase of $22 million or 8.3%. Of these totals, capital asset expenditures amounted to $250 million in 2005 compared to $231 million in 2004, reflective of the Company's stepped-up capital investment and store revitalization program. In 2005, approximately 86% of the amount invested in capital assets was allocated to the store network, compared to 83% in the prior year. In order to support future growth and expansion of the store network, the Company also allocated additional capital to certain infrastructure projects in information technology and distribution. In 2005, the Company completed the expansion of its eastern distribution centre located in Moncton, New Brunswick, and began the expansion of its central distribution centre located in Mississauga, Ontario. Expansion of the Mississauga facility will be completed in the first half of 2006 and the Company plans to begin the expansion of its western distribution centre, located in Calgary, Alberta, in 2007.

In 2005, the Company invested an additional $25 million in business acquisitions compared to $23 million in the prior year. The majority of these acquisitions consist of single drug store file buys; however, in some instances, the Company will acquire a drug store and continue to operate it at its existing location as a Shoppers Drug Mart® or Pharmaprix® store. In 2006, the Company will continue to pursue attractive acquisition opportunities in Canada's fragmented retail drug store marketplace.

During 2005, 95 new drug stores were opened or acquired, 47 of which were relocations, 13 drug stores were closed and 27 drug stores were expanded and/or renovated. The Company also opened three new home health care stores in 2005, one of which was a relocation. At the end of 2005 there were 1,001 stores in the system, comprised of 950 drug stores and 51 Shoppers Home Health Care® stores. Drug store selling square footage increased 10.2% during 2005 to nearly 7.8 million square feet. On a regional basis, proportionately more square footage was added in Western Canada and Québec, two markets in which the Company has been historically underrepresented. At year-end, the average selling space per drug store was approximately 8,200 square feet compared to 7,700 square feet at the end of the prior year.

The following table provides a summary of the Company's store network, and changes thereto, for the periods indicated.

	2005		2004	
	Drug Stores	**Home Health Care Stores**	Drug Stores	Home Health Care Stores
Store count – beginning of year	**915**	**49**	870	48
Stores opened/acquired	**48**	**2**	47	1
Stores closed	**13**	**–**	2	–
Store count – end of year	**950**	**51**	915	49
Stores relocated	**47**	**1**	33	4
Stores renovated/expanded	**27**	**3**	43	1

The Company intends to continue making significant investments in its store base, with the goal of increasing the number and average size of its stores. In fiscal 2006, the Company plans to allocate approximately $330 million to capital expenditures, with approximately 85% of this amount being invested in the drug store network, including acquisitions and land. This should result in an increase in selling square footage of at least 10%. This will be accomplished through the addition of approximately 110 new drug stores, roughly half of which will be relocations, and through the completion of up to ten major expansions. The Company also plans to renovate approximately 15 of its existing drug stores.

Financing Activities

Cash flows used in financing activities were $166 million in 2005, as cash outflows of $358 million were partially offset by cash inflows of $192 million. Cash outflows were comprised of $39 million to reduce bank indebtedness, $255 million to reduce long-term debt outstanding, including the current portion thereof, under the Company's non-revolving ($250 million) and revolving ($5 million) bank credit facilities and $64 million for the payment of dividends. Cash inflows were comprised of a $167 million increase in the amount of commercial paper issued and outstanding under the Company's commercial paper programs ($222 million of additional Trust financing obtained by Associates, partially offset by a $55 million reduction in the amount of commercial paper issued and outstanding by the Company), $6 million of additional Associate investment and $19 million of proceeds received from the issuance of common shares and loan repayments under the Company's stock-based incentive plans.

In 2005, the net result of the Company's operating, investing and financing activities was an increase in cash balances of $10 million.

Future Liquidity

The Company believes that its current credit facilities, commercial paper program and financing programs available to its Associates, together with cash generated from operating activities, will be sufficient to fund its operations, including the operations of its Associate-owned store network, investing activities and commitments for the foreseeable future. The Company does not foresee any difficulty in obtaining long-term financing given its current credit ratings and past experiences in the capital markets.

Contractual Obligations

The following table presents a summary of the maturity periods of the Company's contractual obligations as at the end of 2005.

($000's)	Payments Due During 2006	Payments Due in 2007 and 2008	Payments Due in 2009 and 2010	Payments Due After 2010	Obligations with No Fixed Maturity	Total
Term facility	$ –	$ 25,000	$ –	$ –	$ –	$ 25,000
Medium-term notes	–	300,000	–	–	–	300,000
Employee future benefits[1]	–	–	–	–	10,988	10,988
Other	2,912	2,789	24	–	646	6,371
Operating leases[2]	216,965	427,503	357,044	1,069,112	–	2,070,624
Total	$ 219,877	$ 755,292	$ 357,068	$ 1,069,112	$ 11,634	$ 2,412,983

(1) See discussion on "Employee Future Benefits" under "Critical Accounting Estimates" in this Management's Discussion and Analysis and note 10 to the consolidated financial statements of the Company.

(2) Represents the minimum lease payments under long-term leases for store locations and office space as at December 31, 2005. (See note 13 to the consolidated financial statements of the Company.)

In the normal course of business, the Company enters into significant commitments for the purchase of goods and services, such as the purchase of inventory or capital assets, most of which are short-term in nature and are settled under normal trade terms.

The Company has entered into an agreement with a third party to provide distribution services to the Company's store network. Under the terms of the distribution services agreement, which expires on December 31, 2006, the third party will charge the Company specified costs incurred to provide the distribution services, plus an annual management fee. In addition, the Company has entered into an agreement to outsource certain information services activities from a third party. The Company has committed to average annual payments of approximately $7 million over the term of the information services agreement, which expires in 2009.

Off-balance Sheet Arrangements

Derivative Financial Instruments

In the normal course of its business, the Company is exposed to financial risks that have the potential to negatively impact its financial performance. The Company may use derivative financial instruments to manage certain of these risks. The Company does not use derivative financial instruments for trading or speculative purposes. The Company may be exposed to losses should any counterparty to its derivative financial instruments fail to fulfil its obligations. The Company has sought to minimize counterparty risk by transacting with counterparties that are large financial institutions. (See notes 3 and 14 to the consolidated financial statements of the Company.)

The Company, including its Associate-owned store network, is exposed to fluctuations in interest rates by virtue of its borrowings under its bank credit facilities, commercial paper program and financing programs available to its Associates. Increases in interest rates will have an adverse effect on the earnings of the Company.

The Company had entered into interest rate derivative agreements converting an aggregate notional principal amount of $350 million of floating rate debt into fixed rate debt. The fixed rates payable by the Company under these agreements ranged from 6.07% to 6.10%. These agreements matured on April 14, 2005 and were not renewed.

In December 2005, the Company entered into various interest rate derivative agreements converting an aggregate notional principal amount of $250 million of floating rate short-term, asset-backed notes issued by the Trust into fixed rate debt. The fixed rates payable by the Company under these agreements range from 4.03% to 4.18%. These agreements mature as follows: $150 million in December 2008; $50 million in December 2009; and $50 million in December 2010. Changes in the underlying interest rates of the Company's interest rate derivative agreements will result in market gains and losses. (See note 14 to the consolidated financial statements of the Company.)

Associate Loans

The Company has provided guarantees to various Canadian chartered banks that support Associate loans. At the end of 2005, the Company's maximum obligation in respect of such guarantees was $350 million, unchanged from the end of the prior year. At December 31, 2005, an aggregate amount of $299 million in available lines of credit had been allocated to the Associates by the various banks compared to $285 million at the end of the prior year. As at December 31, 2005, Associates had drawn an aggregate amount of $164 million against these available lines of credit compared to $185 million at the end of the prior year. Any amounts drawn by the Associates are included in bank indebtedness on the Company's consolidated balance sheets. As recourse in the event that any payments are made under the guarantees, the Company holds a first ranking security interest on all assets of Associate-owned stores, excluding inventory. As the Company is involved in allocating the available lines of credit to its Associates, it estimates that the net proceeds from secured assets would exceed the amount of any payments required in respect of the guarantees.

Associate Financing Trust

The Company has arranged for its Associates to obtain financing from the Trust to facilitate their purchase of inventory and fund their working capital requirements. At the end of 2005, the total amount of loans outstanding from the Trust to the Company's Associates was $420 million compared to $198 million at the end of the prior year. The Company has determined that the Trust is a variable interest entity and that the Company is the primary beneficiary. As such, the Trust is subject to consolidation by the Company and these loans are included in commercial paper on the Company's consolidated balance sheets. The Company has arranged for a standby letter of credit for the benefit of the Trust from a syndicate of banks that is equal to approximately 10% of the aggregate principal amount of the loans, or $43 million, as a form of credit enhancement which, in turn, enables the Trust to provide favourable financing terms to the Company's Associates. (See discussion on "Consolidation of Variable Interest Entities" under "Accounting Standards Implemented in 2005" under "New Accounting Pronouncements" in this Management's Discussion and Analysis and notes 2 and 13 to the consolidated financial statements of the Company.)

If at any time the Trust's cost of borrowing and applicable fees are greater than the interest rate charged to Associates on their loans, the Trust has the right to request payment from the Company for any shortfall. In the opinion of the Company's management, the Company is unlikely to have to make any such payment as it is involved in setting the rate that Associates are charged on their loans. In the event that an Associate defaults on a loan from the Trust, the Company has the right to purchase the Associate's loan from the Trust, at which time the Trust will assign to the Company the Associate's loan agreement and related security documentation. The assignment of this documentation would provide the Company with first priority security over the Associate's inventory, subject to certain prior ranking statutory claims. The Company expects that the net proceeds from secured assets would cover any payments made to purchase a defaulted loan from the Trust, including any related expenses, as it is involved in setting the amount borrowed from the Trust by its Associates. In the event that the Company does not elect to purchase a defaulted loan from the Trust, the Trust may draw upon the standby letter of credit or realize on its security. If the Trust draws against the standby letter of credit, the Company has agreed to reimburse the issuing syndicate of banks for the amount so drawn.

Selected Annual Information

The following table provides a summary of certain selected consolidated annual financial information for the Company. The Company's fiscal year consists of a 52 or 53 week period ending on the Saturday closest to December 31. This information has been prepared in accordance with Canadian generally accepted accounting principles. The selected financial information for fiscal 2003 is not directly comparable as it does not reflect the impact of the adoption of AcG-15 and the related accounting policy changes. (See discussion on "Consolidation of Variable Interest Entities" under "Accounting Standards Implemented in 2005" under "New Accounting Pronouncements" in this Management's Discussion and Analysis and note 2 to the consolidated financial statements of the Company.)

($000's, except per share data)	**2005**	2004	2003
	(52 weeks)	(52 weeks)	(53 weeks)
Sales	**7,151,115**	6,566,399	6,056,571
Net earnings	**364,494**	307,322	256,628
Per common share			
– Basic net earnings	**$ 1.72**	$ 1.48	$ 1.24
– Diluted net earnings	**$ 1.69**	$ 1.43	$ 1.20
– Dividends declared	**$ 0.40**	$ –	$ –
Total assets	**4,375,383**	4,117,406	3,275,859
Total long-term liabilities	**479,873**	652,732	658,983

Sales

2005 Compared to 2004

Sales in 2005 were $7.151 billion compared to $6.566 billion in 2004, an increase of $585 million or 8.9%. During 2005, the Company continued to experience strong sales growth in all regions of the country, led by gains in Western Canada and Québec. On a same-store basis, sales increased 5.8% in 2005. The Company's capital investment program, which resulted in a 10.2% increase in drug store selling space versus a year ago, continues to have a positive impact on sales growth.

Prescription sales were $3.337 billion in 2005 compared to $3.068 billion in 2004, an increase of $269 million or 8.8%. On a same-store basis, prescription sales increased 6.9% during 2005, with increased generic prescription utilization continuing to have a deflationary impact on prescription sales growth. In 2005, prescription sales accounted for 46.7% of the Company's sales mix, unchanged from a year ago.

Front store sales were $3.814 billion in 2005 compared to $3.498 billion in 2004, an increase of $316 million or 9.0%, as the Company continued to experience sales gains in all categories. On a same-store basis, front store sales increased 4.9% in 2005. These results were driven by gains in the Company's traditional HBA and OTC medications categories, as well as by strong growth in cosmetics and food and confection. The results of growth in these categories, combined with increased sales of the Company's private label products, are an enhanced sales mix and margin rate. The continued roll-out of the Company's larger store format, with the bulk of the incremental selling square footage being devoted to front store categories, is driving this improvement in the Company's sales mix.

2004 Compared to 2003

Sales in 2004 were $6.566 billion compared to $6.057 billion in 2003, with the Company experiencing strong sales growth in all categories, across all regions of the country. Solid same-store sales growth was augmented by the Company's stepped-up capital investment and store revitalization program, as the Company increased the selling square footage of its drug store network by 10.9%.

In 2004, prescription sales were $3.068 billion and accounted for 46.7% of the Company's sales mix compared to $2.839 billion and 46.9% of the Company's sales mix in 2003. Increased generic prescription utilization had a deflationary impact on prescription sales growth in 2004.

Front store sales were $3.498 billion in 2004 compared to $3.218 billion in 2003. In addition to new real estate, the ongoing success of the Company's Shoppers Optimum™ loyalty card program, improved in-store execution and strong seasonal programs also contributed to this growth.

Net Earnings

2005 Compared to 2004

Net earnings were $364 million in 2005 compared to $307 million in 2004, an increase of $57 million or 18.6%. On a diluted basis, earnings per share were $1.69 in 2005 compared to $1.43 in 2004. Solid top-line growth, an enhanced sales mix and a focus on cost reduction, productivity and efficiency all had a positive impact on growth in operating income and net earnings. These gains were partially offset by increased rent and labour in new and relocated stores, as well as higher amortization expense, as the Company continues to invest aggressively in the expansion of its store network.

Net earnings growth also benefited from a reduction in interest expense and a lower effective income tax rate. The reduction in interest expense can be attributed to reduced levels of consolidated net debt, combined with lower costs of funding. In 2005, the Company's effective income tax rate was 33.8% compared to 35.4% in 2004.

2004 Compared to 2003

Net earnings in 2004 were $307 million or $1.43 per share (diluted) compared to $257 million or $1.20 per share (diluted) in 2003. Sales growth, combined with an ongoing commitment to cost control, allowed the Company to leverage its cost base and increase operating income. Growth in net earnings was further enhanced by a reduction in interest expense and a lower effective income tax rate. Interest expense declined as the Company continued to apply free cash flow to debt reduction, resulting in a lower amount of net debt versus the prior year. The Company also benefited from lower spreads and interest rates, following the successful refinancing of its previously existing credit facilities in the final quarter of 2003. The Company's effective income tax rate was 35.4% in 2004 compared to 37.2% in 2003, with the decrease being largely attributed to a reduction in statutory rates in various jurisdictions.

Dividends Declared per Common Share

On February 10, 2005, the Company announced that it had initiated quarterly dividend payments and that its Board of Directors had declared a dividend of 10 cents per common share, payable April 15, 2005 to shareholders of record as of the close of business on March 31, 2005. Subject to financial results, capital requirements, available cash flow and any other factors that the Board of Directors may consider relevant, it is the intention of the Board of Directors to declare a comparable quarterly dividend on an ongoing basis. Prior to February 10, 2005, the Company's Board of Directors had not declared any dividend payments.

The following table provides a summary of dividends declared by the Company in 2005:

Declaration Date	Record Date	Payment Date		Dividend
February 10, 2005	March 31, 2005	April 15, 2005	$	0.10
May 5, 2005	June 30, 2005	July 15, 2005	$	0.10
July 19, 2005	September 30, 2005	October 14, 2005	$	0.10
November 4, 2005	December 30, 2005	January 13, 2006	$	0.10

Total Assets

2005 Compared to 2004

Total assets were $4.375 billion at the end of 2005 compared to $4.117 billion at the end of 2004, an increase of $258 million or 6.3%. Combined, higher inventory and property and equipment values accounted for $212 million of the increase in total assets in 2005, rising to $1.965 billion at the end of the year compared to $1.753 billion at the end of 2004. This 12.1% increase reflects the Company's focus on, and investment in, its store development program as it expands the store network, opens more large-format stores and continues to introduce new merchandising programs to its network of Associate-owned drug stores.

Taken together, goodwill and other intangible assets were $2.037 billion at the end of 2005 compared to $2.013 billion at the end of 2004, an increase of $24 million or 1.2%. This increase is reflective of the Company's stepped-up acquisition activities as it continues to pursue attractive opportunities in Canada's fragmented retail drug store marketplace.

2004 Compared to 2003

Total assets for 2003 were $3.276 billion and do not reflect the impact of the adoption of AcG-15 and the related accounting policy changes. For a more direct comparison of total assets at the end of 2004 versus 2003, see the discussion on "Consolidation of Variable Interest Entities" under "Accounting Standards Implemented in 2005" under "New Accounting Pronouncements" in this Management's Discussion and Analysis. Included in this discussion is a schedule that bridges the Company's 2004 consolidated balance sheet, as reported, adjusting for the impact resulting from the adoption of AcG-15 and the related accounting policy changes, to the Company's 2004 consolidated balance sheet, as restated for comparative purposes.

Total Long-term Liabilities

2005 Compared to 2004

Total long-term liabilities were $480 million at the end of 2005 compared to $653 million at the end of 2004, a decrease of $173 million or 26.5%. This decrease is largely attributable to a $230 million reduction in long-term debt outstanding under the Company's bank credit facilities, partially offset by a $44 million increase in other long-term liabilities. The increase in other long-term liabilities is largely attributable to an increase in deferred rent obligations at store-level. (See discussion on "Consolidation of Variable Interest Entities" under "Accounting Standards Implemented in 2005" under "New Accounting Pronouncements" in this Management's Discussion and Analysis and notes 3 and 10 to the consolidated financial statements of the Company.)

2004 Compared to 2003

At the end of 2003, total long-term liabilities were $659 million but do not reflect the impact of the adoption of AcG-15 and the related accounting policy changes. For a more direct comparison of total long-term liabilities at the end of 2004 versus 2003, see the discussion on "Consolidation of Variable Interest Entities" under "Accounting Standards Implemented in 2005" under "New Accounting Pronouncements" in this Management's Discussion and Analysis and the related balance sheet schedule.

Quarterly Information

Reporting Cycle

The annual reporting cycle of the Company is divided into four quarters of 12 weeks each, except for the third quarter which is 16 weeks in duration. The fiscal year of the Company consists of a 52 or 53 week period ending on the Saturday closest to December 31. When a fiscal year consists of 53 weeks, the fourth quarter is 13 weeks in duration.

Summary of Quarterly Results

The following table provides a summary of certain selected consolidated financial information for the Company for each of the eight most recently completed fiscal quarters. This information has been prepared in accordance with Canadian generally accepted accounting principles.

($000's, except per share data – unaudited)	Fourth Quarter 2005	Fourth Quarter 2004	Third Quarter 2005	Third Quarter 2004	Second Quarter 2005	Second Quarter 2004	First Quarter 2005	First Quarter 2004
	(12 weeks)	(12 weeks)	**(16 weeks)**	(16 weeks)	**(12 weeks)**	(12 weeks)	**(12 weeks)**	(12 weeks)
Sales	**$ 1,833,327**	$ 1,685,275	**$ 2,138,085**	$ 1,974,734	**$ 1,624,354**	$ 1,494,424	**$ 1,555,349**	$ 1,411,966
Net earnings	**$ 115,125**	$ 96,887	**$ 107,672**	$ 90,381	**$ 80,011**	$ 68,782	**$ 61,686**	$ 51,272
Per common share								
– Basic net earnings	**$ 0.54**	$ 0.46	**$ 0.51**	$ 0.43	**$ 0.38**	$ 0.33	**$ 0.29**	$ 0.25
– Diluted net earnings	**$ 0.53**	$ 0.45	**$ 0.50**	$ 0.42	**$ 0.37**	$ 0.32	**$ 0.29**	$ 0.24

The Company experienced growth in sales and net earnings in each of the four most recent quarters when compared to the same quarter of the prior year. The Company continues to invest capital in expanded and relocated stores and in new store development, which has allowed the Company to increase the selling square footage of its store network, resulting in increased sales and profitability.

The Company's core prescription drug operations are not typically subject to seasonal fluctuations. The Company's front store operations include seasonal promotions which may have an impact on comparative quarterly results, particularly when a season, notably Easter, does not fall in the same quarter each year. Also, as the Company continues to expand its front store product and service offerings, including seasonal promotions, its results of operations may become subject to more seasonal fluctuations.

Results of Operations – Fourth Quarter of Fiscal 2005

The Company released its unaudited financial statements and the notes thereto for the fourth quarter and fiscal year ended December 31, 2005 on February 8, 2006. This information can be found on the Canadian Securities Administrators' website at www.sedar.com.

The following table provides a summary of certain selected consolidated financial information for the Company for the periods indicated.

($000's, except per share data)	12 Weeks Ended December 31, 2005	12 Weeks Ended January 1, 2005[1]
	(unaudited)	(unaudited)
Sales	**$ 1,833,327**	$ 1,685,275
Cost of goods sold and other operating expenses	**1,620,992**	1,496,155
EBITDA[2]	**212,335**	189,120
Amortization	**29,661**	26,150
Operating income	**182,674**	162,970
Interest expense	**10,323**	13,913
Earnings before income taxes	**172,351**	149,057
Income taxes	**57,226**	52,170
Net earnings	**$ 115,125**	$ 96,887
Per common share		
– Basic net earnings	**$ 0.54**	$ 0.46
– Diluted net earnings	**$ 0.53**	$ 0.45

[1] Reflects the impact of the implementation and retroactive application of AcG-15. (See discussion on "Consolidation of Variable Interest Entities" under "Accounting Standards Implemented in 2005" under "New Accounting Pronouncements" in this Management's Discussion and Analysis and note 2 to the consolidated financial statements of the Company.)

[2] Earnings before interest, taxes, depreciation and amortization.

Sales

Sales in the fourth quarter were $1.833 billion compared to $1.685 billion in the same period last year, an increase of $148 million or 8.8%, with strong sales growth experienced in all regions of the country. The addition of new real estate, combined with the Company's commitment to pharmacy leadership, stronger seasonal programs and enhanced merchandising and marketing initiatives, drove this top-line growth. On a same-store basis, sales increased 6.4% during the fourth quarter of 2005.

Prescription sales were $805 million in the fourth quarter compared to $741 million in the fourth quarter of 2004, an increase of $64 million or 8.6%. On a same-store basis, prescription sales increased 7.2% during the fourth quarter of 2005, with increased generic prescription utilization continuing to have a deflationary impact on prescription sales growth. Prescription sales represented 43.9% of the Company's sales mix during the fourth quarter of 2005 compared to 44.0% in the same period last year.

Front store sales were $1.028 billion in the fourth quarter compared to $944 million in the fourth quarter of 2004, an increase of $84 million or 8.9%, with the Company experiencing sales growth in all categories, led by gains in beauty and cosmetics. On a same-store basis, front store sales increased 5.7% during the fourth quarter of 2005.

Cost of Goods Sold and Other Operating Expenses

Cost of goods sold and other operating expenses were $1.621 billion in the fourth quarter of 2005 compared to $1.496 billion in the same period last year, an increase of $125 million or 8.3%. Expressed as a percentage of sales, cost of goods sold increased five basis points versus the comparative prior year period, as the benefits from improved buying synergies were largely offset by investments in sales tied in part to the Company's robust fourth quarter real estate program. However, by focusing on costs and capitalizing on opportunities to leverage efficiencies from a higher sales base, the Company reduced other operating expenses, expressed as a percentage of sales, by 41 basis points in the fourth quarter of 2005 versus the comparative prior year period.

Amortization

Amortization of capital assets was $30 million in the fourth quarter of 2005 compared to $26 million in the same period last year, an increase of $4 million or 13.4%. As a percentage of sales, amortization increased seven basis points versus the comparative prior year period, reflecting the continued growth of the Company's capital investment program.

Operating Income

Operating income was $183 million in the fourth quarter compared to $163 million in the same period last year, an increase of $20 million or 12.1%. Fourth quarter operating margin (operating income divided by sales) improved by 29 basis points to 9.96% from 9.67% in the same period last year. The Company's EBITDA margin (EBITDA divided by sales) was 11.58% in the fourth quarter, a 36 basis point improvement over the EBITDA margin of 11.22% posted in the fourth quarter of last year.

Interest Expense

Interest expense was $10 million in the fourth quarter compared to $14 million in the same period last year, a decrease of $4 million or 25.8%. This decrease versus the comparative prior year period can be attributed to a reduction in the amount of consolidated net debt outstanding, combined with lower costs of funding.

Interest expense for the fourth quarter of 2005 and 2004 included an amount of $1 million for the amortization of deferred financing costs.

Income Taxes

The Company's effective income tax rate in the fourth quarter was 33.2% compared to 35.0% in the same period last year. This decrease versus the comparative prior year period is attributable to a number of factors, including lower non-deductible expenses and a reduction in statutory rates, combined with revisions to the Company's internal capital structure.

Net Earnings

Fourth quarter net earnings were $115 million compared to $97 million in the same period last year, an increase of $18 million or 18.8%. On a diluted basis, earnings per share were $0.53 in the fourth quarter of 2005 compared to $0.45 in the same period last year.

Cash Flows

Cash flows from operating activities were $158 million in the fourth quarter of 2005 compared to $131 million in the same period last year, an increase of $27 million or 21.1%. This increase can be primarily attributed to higher net earnings, combined with a decreased investment in non-cash working capital.

Cash flows used in investing activities were $89 million in the fourth quarter of 2005, essentially unchanged from the amount of $88 million in the same period last year. Of these totals, capital asset expenditures and business acquisitions amounted to $86 million and $3 million, respectively, in the fourth quarter of 2005 compared to $81 million and $7 million, respectively, in the same period last year. During the fourth quarter of 2005, 31 new drug stores were opened or acquired, 10 of which were relocations, and five drug stores were closed.

Cash flows used in financing activities were $64 million in the fourth quarter of 2005, as cash outflows of $98 million were partially offset by cash inflows of $34 million. Cash outflows were comprised of $1 million to reduce bank indebtedness, $75 million to reduce long-term debt outstanding under the Company's non-revolving bank credit facility and $21 million for the payment of dividends. Cash inflows were comprised of a $25 million increase in the amount of commercial paper issued and outstanding under the Company's commercial paper programs ($30 million of additional Trust financing obtained by Associates, partially offset by a $5 million reduction in the amount of commercial paper issued and outstanding by the Company), $8 million of additional Associate investment and $1 million of proceeds received from the issuance of common shares and loan repayments under the Company's stock-based incentive plans.

In the fourth quarter of 2005, the net result of the Company's operating, investing and financing activities was an increase in cash balances of $5 million.

Critical Accounting Estimates

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, which require management to make certain estimates, judgements and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates, judgements and assumptions on historical experience, current trends and other factors that management believes to be important at the time the consolidated financial statements are prepared. The Company reviews its accounting policies and how they are applied on a regular basis. While the Company believes that the historical experience, current trends and other factors considered support the preparation of its consolidated financial statements in accordance with Canadian GAAP, actual results could differ from its estimates and such differences could be material.

The Company's significant accounting policies are discussed in note 3 to the consolidated financial statements of the Company. The following accounting policies incorporate a higher degree of judgement and/or complexity and, accordingly, are considered to be critical accounting policies.

Inventory

Inventory is valued at the lower of cost and estimated net realizable value, with cost being determined on a first-in, first-out basis. Significant estimation or judgement is required in the determination of estimated inventory losses, or shrinkage, occurring between the date of the last physical inventory count and the balance sheet date.

Shrinkage is estimated as a percentage of sales for the period from the date of the last physical inventory count to the balance sheet date. Such estimates are based on experience and recent physical inventory count results. To the extent that actual inventory losses experienced vary from estimates, both inventories and operating income could be impacted.

Shoppers Optimum™

The Shoppers Optimum™ loyalty card program (the "Program") allows members to earn points on their purchases in Shoppers Drug Mart®, Pharmaprix® and Shoppers Home Health Care® stores at a rate of 10 points for each dollar spent on eligible products and services, plus any applicable bonus points. Members can then redeem points, in accordance with the Program rewards schedule or other offers, for discounts on front store merchandise at the time of a future purchase transaction. When points are earned by Program members, the Company records an expense and establishes a liability for future redemptions by multiplying the number of points issued by the estimated cost per point. The Program liability is included in accounts payable and accrued liabilities on the Company's consolidated balance sheets. The actual cost of Program redemptions is charged against the liability account.

The estimated cost per point is determined based on many factors, including the historical behaviour of Program members, expected future redemption patterns and associated costs. The Company monitors, on an ongoing basis, trends in redemption rates (points redeemed as a percentage of points issued) and net redemption values and adjusts the estimated cost per point based upon expected future activity. To the extent that estimates differ from actual experience, the Program costs could be higher or lower.

In early 2006, the Company changed the Program rewards schedule and, accordingly, adjusted certain of the assumptions used to determine the estimated cost per point issued thereafter.

Employee Future Benefits

The cost and accrued benefit plan obligations of the Company's registered and non-registered defined benefit pension plans and other post-employment benefit plans are accrued based on actuarial valuations which are dependent upon assumptions determined by management. These assumptions include the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increases, retirement ages, mortality rates and the expected inflation rate of health care costs. These assumptions are reviewed annually by the Company's management and its actuaries.

The most significant of these actuarial assumptions are set out in the following table.

	2005			2004		
	Registered Defined Benefit Pension Plans	**Non-registered Defined Benefit Pension Plan**	**Other Post-employment Benefit Plans**	Registered Defined Benefit Pension Plans	Non-registered Defined Benefit Pension Plan	Other Post-employment Benefit Plans
Accrued benefit obligation, end of period						
Discount rate	**5.00%**	**2.50%**	**5.00%**	5.75%	2.88%	5.75%
Compensation increase	**4.00%**	**4.00%**	**4.00%**	4.00%	4.00%	4.00%
Benefit expense, for the period						
Discount rate	**5.75%**	**2.88%**	**5.75%**	6.00%	3.00%	6.00%
Expected return on assets	**7.50%**	**3.75%**	**N/A**	7.50%	3.75%	N/A
Compensation increase	**4.00%**	**4.00%**	**4.00%**	4.50%	4.50%	4.50%

The discount rate is based on current market interest rates at the end of the Company's fiscal year, assuming a portfolio of corporate AA rated bonds with terms to maturity that, on average, match the terms of the accrued benefit plan obligations. A 1% increase in the assumed discount rate would decrease the amount of the Company's accrued benefit obligation and benefit expense in respect of its registered and non-registered defined benefit plans by $13 million and $2 million, respectively. Conversely, a 1% decrease in the assumed discount rate would increase the amount of the Company's accrued benefit obligation and benefit expense in respect of its registered and non-registered defined benefit plans by $15 million and $2 million, respectively.

The expected long-term rate of return on plan assets is based on the asset mix of invested assets and historical returns. A 1% increase in the assumed long-term rate of return on plan assets would decrease the amount of the Company's benefit expense in respect of its registered and non-registered defined benefit plans by $1 million. Conversely, a 1% decrease in the assumed long-term rate of return on plan assets would increase the amount of the Company's benefit expense in respect of its registered and non-registered defined benefit plans by $1 million. In calculating the benefit expense for its registered and non-registered defined benefit plans for 2006, the Company has assumed a long-term rate of return on plan assets of 7.5%.

A 1% increase in the assumed rate of compensation increases would increase the amount of the Company's accrued benefit obligation and benefit expense in respect of its registered and non-registered defined benefit plans by $5 million and $1 million, respectively. Conversely, a 1% decrease in the assumed rate of compensation increases would decrease the amount of the Company's accrued benefit obligation and benefit expense in respect of its registered and non-registered defined benefit plans by $4 million and $1 million, respectively.

The expected inflation rate of health care costs is based on historical trends and external data. The growth rate assumption used by the Company in determining its accrued benefit obligation and benefit expense in respect of its other post-employment benefit plans was 5.5% in 2005, unchanged from the prior year. This is also the assumed growth rate for future years. A 1% change in the assumed growth rate of health care costs would not have a significant impact on the Company's accrued benefit obligation and benefit expense in respect of its other post-employment benefit plans.

These assumptions may change in the future and any changes could have a material impact on the accrued benefit plan obligations of the Company and the cost of these plans which is reflected in the Company's consolidated statements of earnings. However, the magnitude of any immediate impact on net earnings of the Company is mitigated by the fact that, in accordance with Canadian GAAP, the excess of any net accumulated actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the fair value of plan assets is amortized, on a straight-line basis, over the expected average remaining service period of the active employees covered by the plans. At December 31, 2005, the expected average remaining service period of active employees covered by the Company's registered and non-registered defined benefit pension plans and other post-employment benefit plans was 14 and 10 years, respectively.

At December 31, 2005 the funded status of the Company's obligations under its registered and non-registered defined benefit pension plans and other post-employment benefit plans was a deficit of $31 million, compared to a deficit of $21 million at the end of the prior year. Included in other long-term liabilities on the Company's consolidated balance sheets at December 31, 2005, was an amount of $11 million in respect of the Company's obligations under its registered and non-registered defined benefit pension plans and other post-employment benefit plans, compared to $10 million at the end of the prior year. As of this same date, the unamortized net actuarial loss in respect of the Company's obligations under its registered and non-registered defined benefit pension plans and other post-employment benefit plans was $20 million, compared to $12 million at the end of the prior year. (See note 10 to the consolidated financial statements of the Company.)

The actual rate of return on plan assets and changes in interest rates could also result in changes in the Company's funding requirements for its defined benefit pension plans.

Income Taxes

The Company accounts for income taxes using the liability method of accounting. Under the liability method, future income tax assets and liabilities are determined based on differences between the carrying amounts of balance sheet items and their corresponding tax values. The determination of the income tax provision requires management to interpret regulatory requirements and to make certain judgements. While income tax filings are subject to audits and reassessments, management believes that adequate provision has been made for all income tax obligations. However, changes in the interpretations or judgements may result in an increase or decrease in the Company's income tax provision in the future. The amount of any such increase or decrease cannot be reasonably estimated.

Goodwill and Other Intangible Assets

The Company records goodwill as the excess amount of the purchase price of an acquired business over the fair value of the underlying net assets, including intangible assets, at the date of acquisition. Goodwill accounts for a significant amount of the Company's total assets. In accordance with Canadian GAAP, goodwill is no longer amortized, but is tested for impairment on an annual basis. Testing for impairment requires management to make judgements and estimates regarding fair values and, in doing so, the Company considers such factors as current results, trends and future prospects, competition and general economic conditions. These judgements and estimates may change in the future due to uncertain competitive, market and general economic conditions, or as a result of changes in the business strategies and outlook of the Company.

A goodwill impairment loss would be recognized to the extent that the carrying value of goodwill exceeds the implied fair value. Any goodwill impairment would result in a reduction in the carrying value of goodwill on the consolidated balance sheets of the Company and the recognition of a non-cash impairment charge in operating income. Based on the analysis performed to date, the Company has not identified any goodwill impairment.

Intangible assets, consisting of acquired prescription files, are amortized over their expected useful lives of seven years.

New Accounting Pronouncements

Accounting Standards Implemented in 2005

Consolidation of Variable Interest Entities

In June 2003, the Canadian Institute of Chartered Accountants (the "CICA") issued Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15"), requiring the consolidation of variable interest entities ("VIEs") by a primary beneficiary. In September 2003, the Accounting Standards Board of the CICA delayed the effective date of the implementation of AcG-15 until annual and interim periods beginning on or after November 1, 2004. The standard is to be implemented on a retroactive basis, with or without restatement. A VIE is any type of legal structure in which control is determined through contractual or other financial arrangements, as opposed to traditional voting rights, if certain conditions exist. A primary beneficiary is an entity that will absorb a majority of a VIE's expected losses, receive a majority of the expected residual returns, or both, and is therefore required to consolidate the VIE.

Associate-owned Stores

The Company has determined that the individual Associate-owned stores that comprise the Company's store network are deemed to be VIEs and that the Company is the primary beneficiary in accordance with AcG-15. As such, the Associate-owned stores are subject to consolidation by the Company. The Company has adopted AcG-15 with restatement of its results for the prior year in order to enhance the comparability of those results. As the Associate-owned stores remain separate legal entities from the Company, consolidation of the Associate-owned stores has no impact on the underlying risks facing the Company. (See note 2 to the consolidated financial statements of the Company.)

Under AcG-15, the Company's consolidated balance sheets include in assets the cash, third-party receivables, inventory and other assets of the Associate-owned stores and the Company's liabilities reflect the inclusion of trade payables, deferred lease obligations and third-party debt of the Associate-owned corporations. Accounts receivable, notes receivable and long-term receivables due from Associates are eliminated upon consolidation. Associates' equity in their corporations is shown as a separate line item on the consolidated balance sheets of the Company as "Associate interest".

Under AcG-15, the Company includes the results of operations of its Associate-owned store network in its consolidated statements of earnings. Accordingly, sales represent the combination of sales to external customers of the retail drug stores owned by the Associates and the home health care stores owned by the Company. Cost of goods sold and other operating expenses represent the cost of goods sold at store-level and reflect the inclusion of other operating expenses incurred by Associates to run their stores, including their share of store profitability. Sales from the Company's distribution centres to Associate-owned stores and the cost of goods sold to Associate-owned stores are eliminated upon consolidation. Interest expense represents interest paid to third parties by the Company and its Associates.

The Company adopted EIC-144, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" ("EIC-144"), in the first quarter of 2004. Accordingly, the Company recognized cash consideration received from vendors in income as a reduction to cost of goods sold when the related inventory was shipped from its distribution centres to the Associate-owned stores. Upon consolidation of the Associate-owned stores under AcG-15, the recognition of cash consideration received from vendors now occurs when the Associate-owned inventory is sold to customers. As system-wide inventory levels increase, primarily as a result of growth of the store network and a related increase in average store size, the outcome of this change is a non-cash deferral of income. The adoption of EIC-144, in concert with the consolidation of the Associate-owned stores under AcG-15, resulted in a non-cash, timing-related deferral that reduced the Company's 2004 earnings before income taxes, as restated for comparative purposes, by $11 million.

Associate Financing Trust

The Company has arranged for its Associates to obtain financing from the Trust to facilitate their purchase of inventory and fund their working capital requirements. The Trust's activities are financed by the issuance of short-term, asset-backed notes to third-party investors. The Company has determined that the Trust is a VIE and that the Company is the primary beneficiary. As such, the Trust is subject to consolidation by the Company. The impact of consolidating the Trust is the reclassification of Associate loans payable to the Trust to commercial paper issued by the Company.

Lease Accounting and Store Opening Costs

Upon consolidation of the Associate-owned stores under AcG-15, the Company implemented changes to certain of its store accounting policies in the areas of lease accounting and store opening costs. (See notes 2 and 3 to the consolidated financial statements of the Company.)

The Company leases most of its store locations and office space. Lease terms vary in length and typically permit renewal for additional periods. Upon consolidation of the Associate-owned stores under AcG-15, the Company expenses minimum rent, including scheduled escalations, on a straight-line basis over the term of the applicable lease, including any rent free period. Landlord inducements are recorded as deferred credits and amortized as reductions to rent expense on a straight-line basis over the same period. In addition, the Company capitalizes rent expense during a store's fixturing period to leasehold improvements. The Company has adopted these new lease accounting policies retroactively, with restatement. Previously, the Associate-owned stores recorded rent expense on a cash basis. The adoption of these policies resulted in a non-cash acceleration of rent expense that reduced the Company's 2004 earnings before income taxes, as restated for comparative purposes, by $3 million.

Prior to the adoption of AcG-15, store opening costs incurred by the Company on behalf of its Associates were recorded as receivables on the Company's books and were recovered from the Associate-owned stores over time. Upon consolidation of the Associate-owned stores under AcG-15, these receivables are eliminated and reclassified as deferred charges which are then amortized to cost of goods sold and other operating expenses over a period of three years. The Company has adopted this policy change retroactively, with restatement. The adoption of this policy had no material impact on the Company's 2004 financial statements, as restated for comparative purposes.

Net Earnings Impact

A summary of how the non-cash, timing-related adjustments resulting from the adoption of AcG-15 and the related accounting policy changes impacted the Company's 2004 net earnings, as restated for comparative purposes, is provided below.

($000's, except per share data)		2004
EIC-144	$	(11,073)
Lease accounting, store opening costs and other		(2,524)
Total adjustments – pre-tax		(13,597)
Income tax		5,049
Net earnings impact	$	(8,548)
Net earnings, as reported	$	315,870
Earnings per share (diluted)	$	1.47
Net earnings, restated for comparative purposes	$	307,322
Earnings per share (diluted)	$	1.43

Retained Earnings Adjustment

A summary of how the non-cash, timing-related adjustments resulting from the adoption of AcG-15 and the related accounting policy changes impacted the Company's opening retained earnings balances is provided below.

($000's)		**2005**		2004
EIC-144	**$**	**(77,212)**	$	(66,139)
Lease accounting, store opening costs and other		**(33,892)**		(31,368)
Total adjustments – pre-tax		**(111,104)**		(97,507)
Income tax		**39,859**		34,810
Retained earnings adjustment	**$**	**(71,245)**	$	(62,697)

Balance Sheet Adjustments

Set out below is a schedule that bridges the Company's 2004 consolidated balance sheet, as reported, adjusting for the impact resulting from the adoption of AcG-15 and the related accounting policy changes, to the Company's 2004 consolidated balance sheet, as restated for comparative purposes.

Consolidated Balance Sheet as at January 1, 2005

($000's)	As Reported	Impact of Adopting AcG-15 and Related Accounting Policy Changes	Restated
Assets			
Current			
Cash	$ –	$ 14,136	$ 14,136
Accounts receivable	376,190	(138,600)	237,590
Inventory	293,093	842,632	1,135,725
Notes receivable from Associates	177,755	(177,755)	–
Future income taxes	8,098	27,630	35,728
Prepaid expenses	15,763	23,178	38,941
	870,899	591,221	1,462,120
Long-term receivables	38,846	(35,569)	3,277
Property and equipment	571,846	45,491	617,337
Deferred costs	5,950	15,230	21,180
Goodwill	1,999,095	1,547	2,000,642
Other intangible assets	13,057	(207)	12,850
Total assets	$ 3,499,693	$ 617,713	$ 4,117,406
Liabilities			
Current			
Bank indebtedness	$ 7,801	$ 194,931	$ 202,732
Commercial paper	105,000	198,175	303,175
Accounts payable and accrued liabilities	577,817	113,453	691,270
Income taxes payable	46,266	(194)	46,072
Current portion of long-term debt	25,000	–	25,000
	761,884	506,365	1,268,249
Long-term debt	554,943	–	554,943
Other long-term liabilities	12,465	84,261	96,726
Future income taxes	13,098	(12,035)	1,063
Total liabilities	$ 1,342,390	$ 578,591	$ 1,920,981
Associate interest	$ –	$ 110,367	$ 110,367
Shareholders' equity			
Share capital	$ 1,421,980	$ –	$ 1,421,980
Contributed surplus	1,641	–	1,641
Retained earnings	733,682	(71,245)	662,437
Total shareholders' equity	$ 2,157,303	$ (71,245)	$ 2,086,058
Total liabilities and shareholders' equity	$ 3,499,693	$ 617,713	$ 4,117,406

Implementation of Accounting Changes Resulting from the Application of CICA 1100

In January 2005, the Emerging Issues Committee of the CICA (the "EIC") issued EIC-147, "Implementation of Accounting Changes Resulting from the Application of CICA 1100" ("EIC-147"). EIC-147 provides guidance when a new accounting policy, adopted pursuant to the implementation of CICA 1100, results in a change in measurement basis or change in accounting method for an investment. EIC-147 applies to financial statements issued after the date of issuance of EIC-147. The implementation of EIC-147 did not have an impact on the Company's results of operations or financial position.

Determining Whether an Arrangement Contains a Lease

In December 2004, the EIC issued EIC-150, "Determining Whether an Arrangement Contains a Lease" ("EIC-150"). EIC-150 provides guidance on determining whether an arrangement that does not take the legal form of a lease, but conveys a right to use a tangible asset, may in fact be a lease. EIC-150 applies to arrangements agreed to after the beginning of the reporting period commencing after EIC-150 was issued. The implementation of EIC-150 did not have an impact on the Company's results of operations or financial position.

Applying the Conditions in CICA 3475.27 in Determining Whether to Report Discontinued Operations

In April 2005, the EIC issued EIC-153, "Applying the Conditions in CICA 3475.27 in Determining Whether to Report Discontinued Operations" ("EIC-153"). EIC-153 determines when it is appropriate to classify a disposal of a component of an entity as discontinued operations. If there are significant continuing cash flows that result from a migration or continuation of activities, or the entity continues to hold a significant interest in the disposed component, the component should not be classified as discontinued operations. EIC-153 applies to disposals on or after the date of issuance of EIC-153. The implementation of EIC-153 did not have an impact on the Company's results of operations or financial position.

Accounting for Pre-existing Relationships Between the Parties of a Business Combination

In May 2005, the EIC issued EIC-154, "Accounting for Pre-existing Relationships Between the Parties of a Business Combination" ("EIC-154"). EIC-154 provides guidance on the accounting treatment and disclosure of various pre-existing arrangements between parties of a business combination. EIC-154 should be applied to business combinations on or after the date of issuance of EIC-154. The implementation of EIC-154 did not have an impact on the Company's results of operations or financial position.

Future Accounting Standards

Non-monetary Transactions

In June 2005, the CICA issued new accounting standards for non-monetary transactions. The new standards still require an asset or liability exchanged or transferred in a non-monetary transaction to be measured at fair value. An asset exchanged or transferred in a non-monetary transaction is measured at its carrying amount when: i) the transaction lacks commercial substance; ii) the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange; iii) neither the fair value of the asset received nor the fair value of the asset given up is reliably measurable; or iv) the transaction is a non-monetary, non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation. The "commercial substance" criterion replaces the "culmination of the earnings process" in the previous standards. The standards are effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2006. The Company will apply the new accounting standards beginning January 2006 and does not expect their implementation to have a significant impact on the Company's results of operations or financial position.

Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)

In August 2005, the EIC issued EIC-156, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" ("EIC-156"). EIC-156 provides guidance on: i) whether consideration given by a vendor should be considered an adjustment of the selling price of the vendor's products or services, or a cost incurred by the vendor for assets or services received from the customer; and ii) how that consideration should be measured and recognized. EIC-156 should be applied for interim and annual financial statements for fiscal years beginning on or after January 1, 2006. The Company will apply EIC-156 beginning January 2006 and does not expect its implementation to have a significant impact on the Company's results of operations or financial position.

Implicit Variable Interest Under AcG-15

In October 2005, the EIC issued EIC-157, "Implicit Variable Interests Under AcG-15" ("EIC-157"). EIC-157 requires that an entity consider whether it holds an implicit variable interest in a VIE. The determination should be based on whether the reporting enterprise may absorb variability of the VIE and disclosure is required when the reporting enterprise holds a significant implicit variable interest, but is not the primary beneficiary. EIC-157 should be applied in the first interim or annual period beginning after the issuance of EIC-157. The Company will apply EIC-157 beginning January 2006 and does not expect its implementation to have a significant impact on the Company's results of operations or financial position.

Conditional Asset Retirement Obligations

In November 2005, the EIC issued EIC-159, "Conditional Asset Retirement Obligations" ("EIC-159"). EIC-159 is intended to harmonize Canadian GAAP with FASB Statement of Accounting Standards No. 143. EIC-159 provides guidance on recognition and measurement of a conditional asset retirement obligation. EIC-159 should be applied for interim and annual periods ending after March 31, 2006. The Company will apply EIC-159 beginning in its second quarter of 2006 and does not expect its implementation to have a significant impact on the Company's results of operations or financial position.

Risks and Risk Management

The Company is exposed to a number of risks in the normal course of its business that have the potential to affect its operating and financial performance.

Industry and Regulatory

The Company is reliant on prescription drug sales for a significant and growing portion of its sales and profits. Prescription drug sales are subject to numerous federal, provincial, territorial and local laws and regulations governing the packaging, disposal, sale, marketing, advertising, handling, storage, distribution and dispensing of pharmaceuticals, as well as the approval of new drugs. Non-compliance with any such laws or regulations, particularly those that provide for the licensing and conduct of wholesalers, the licensing and conduct of pharmacists, the regulation and ownership of pharmacies and the advertising of pharmacies and prescription services, could result in civil or regulatory proceedings, fines, injunctions, recalls or seizures, any of which may have a material adverse effect on the Company's financial performance. In addition, the Company may incur significant costs in the course of complying with any changes in the regulatory regime affecting prescription drugs. Sales of prescription drugs may be affected by changes in the health care industry, including changes to programs providing for reimbursement of the cost of prescription drugs by third-party payers, such as government and private sources. Federal or provincial legislative changes affecting prescription drug coverage, the allowable cost of a drug, allowable mark-ups to the cost of a drug, or to professional fees, could also affect the Company's sales and profitability.

Provincial governments have implemented a number of measures directed towards managing pharmacy services and there are ongoing discussions regarding controlling increasing drug costs. Based on these discussions, the Company believes that there is continued interest by governments for retail pharmacy to play an expanded role in the delivery of health care services to Canadians. Examples of this include continuing discussions in Alberta and Québec to consider providing pharmacists with enhanced professional responsibilities, as well as involvement in public safety and immunization programs in Ontario. The Company is an active proponent of retail pharmacy playing an expanded role and believes that properly managed pharmacy services are part of the solution to controlling rising health care costs. Accordingly, as a means to managing this risk, the Company has implemented a proactive government relations program in order to build awareness of pharmacy issues and influence the policy-making process.

Certain third-party payers, such as corporate employers and/or their insurers, continue to seek ways to manage the cost of their drug programs. While traditional cost control mechanisms such as the capping of dispensing fees and the sharing of costs with employees are still in use, the Company believes that corporate employers are becoming more aware of the beneficial role that pharmacy can play in improving the health of their employees. The Company's approach to this issue is to demonstrate to employers and/or their insurers that properly managed pharmacy services result in a workforce that is better educated about the importance of drug therapy in disease management and the benefits of health and wellness. This in turn provides savings to employers in areas such as absenteeism and long-term disability, while increasing productivity.

Competition

The Company faces competition from many retailers in the front store merchandise and non-prescription drug categories. The Company's competitors in the retail pharmacy business include independent operators, banner groups, retail chains, mass merchandisers and larger supermarket chains with combination food/drug retail operations. These competitors may reduce prices in front store merchandise or reduce dispensing fees to increase market share, which could have an adverse impact on the Company's market share and/or earnings.

The Company believes that it is well positioned to compete against drug store chains, as well as supermarkets, mass merchandisers and independent drug stores, by concentrating on providing high levels of professional service and focusing on improving patient self-management and outcomes. While mass merchandisers compete aggressively on price, the Company believes that consumers will pay a small premium for its value-added pharmacy services, such as patient counselling and disease management programs, and will be attracted by its convenient locations, extended hours of service and broad selection of health, beauty and everyday household essentials.

Exposure to Interest Rate Fluctuations

The Company, including its Associate-owned store network, is exposed to fluctuations in interest rates by virtue of its borrowings under its bank credit facilities, commercial paper program and financing programs available to its Associates. Increases in interest rates will have an adverse effect on the earnings of the Company.

The Company uses interest rate derivatives to manage this exposure and monitors market conditions and the impact of interest rate fluctuations on its fixed and floating rate debt instruments on an ongoing basis.

Furthermore, the Company may be exposed to losses should any counterparty to its derivative agreements fail to fulfil its obligations. The Company has sought to minimize counterparty risk by transacting with counterparties that are large financial institutions.

Foreign Currency Exchange Risk

The Company has no foreign operations and conducts the vast majority of its business in Canadian dollars. The Company's foreign currency exchange risk principally relates to purchases made in U.S. dollars and this risk is tied to fluctuations in the exchange rate of the Canadian dollar, vis-à-vis the U.S. dollar.

Property and Casualty Exposures

Certain property and casualty risks and exposures are inherent in the operation of the Company's business. The Company has a number of integrated risk management programs in place which are designed to reduce its exposures and mitigate any losses. These include self-insuring certain exposures to levels appropriate and customary for the Company given its relative size and financial condition, as well as purchasing excess coverage from financially stable third-party insurance companies to provide adequate coverage for normal insurable commercial risks.

Ability to Attract and Retain Pharmacists

The Company is dependent upon its ability to attract, motivate and retain pharmacists for the stores in its network. Demographic trends and increased competition have led to a shortage of pharmacists in certain markets in Canada. The inability to attract and retain pharmacists could adversely affect the Company's business, financial condition and results of operations.

The Company believes that its Associate Concept provides it with a competitive advantage when recruiting pharmacists. In particular, pharmacy school graduates are attracted to the Company because its Associate Concept enables pharmacists to own their own businesses while benefiting from the training, capital and operational support provided by the Company. The Company has also implemented an aggressive recruitment strategy to increase the number of domestic and foreign trained pharmacists hired each year. Moreover, the Associate-owned stores in the Company's network continue to employ more pharmacy students and interns to ensure a source of supply of new graduates in future years. In recent years, the Company has made a number of enhancements to its pharmacist compensation and benefit plans in order to further improve its retention rate of existing pharmacists.

Third-party Service Providers

The Company is reliant upon third-party service providers in respect of certain of its operations. It is possible that negative events affecting these third-party service providers could, in turn, negatively impact the Company. While the Company has no direct influence over how such third parties are managed, it has entered into contractual arrangements to formalize these relationships.

Real Estate

Successful implementation of the Company's growth strategies is dependent upon the Company's ability to increase the selling square footage of its Associate-owned store network through new store openings and acquisitions, expansions of existing stores and by relocating other stores to superior sites. The availability of suitable store locations and redevelopment opportunities respecting existing stores, and the lease terms that the Company is able to negotiate in connection with new leases and store upgrading, may impact the Company's ability to execute its strategic plan to the extent that desirable locations and/or redevelopment opportunities are not available on reasonable commercial terms.

Seasonality

The Company's core prescription drug operations are not typically subject to seasonal fluctuations. The Company's front store operations include seasonal promotions which may have an impact on comparative quarterly results, particularly when a season, notably Easter, does not fall in the same quarter each year. Also, as the Company continues to expand its front store product and service offerings, including seasonal promotions, its results of operations may become subject to more seasonal fluctuations.

Environmental Compliance

As an owner or lessee of property, the Company is subject to various federal and provincial laws and regulations relating to environmental matters. Non-compliance with environmental laws and regulations may result in regulatory action including orders, fines and other penalties. Such laws also provide that the owner or lessee could be liable for costs of assessment, monitoring, removal and remediation of certain hazardous substances on its properties, or disposed of at other locations. The failure to remove or remediate such substances, if any, could lead to regulatory action or claims against the Company. Future developments and increasingly stringent environmental regulation may require the Company to incur additional expenditures.

The Company endeavours to be socially and environmentally responsible. To that end, the Company has established policies and procedures aimed at ensuring compliance with applicable environmental laws and regulations. Environmental protection measurements do not have, and are not expected to have, a material effect on the Company's operations, business practices and/or financial performance.

Legal, Tax and Accounting

Changes to any of the various federal and provincial laws, rules, regulations or policies related to the Company's business could have a material impact on its operations and financial results. Compliance with any proposed changes could also result in a significant cost to the Company. Failure to fully comply with various laws, rules, regulations or policies may expose the Company to proceedings or actions which may materially affect its performance. Similarly, changes in tax regulations and/or accounting pronouncements introduced by appropriate authoritative bodies may adversely impact the Company's financial performance.

Associate-owned Store Network

The success of the Company and reputation of its brands are closely tied to the performance of its Associate-owned drug stores. Accordingly, the Company relies on its Associates to successfully operate, manage and execute the retail programs and strategies of the Company at their respective locations.

The Company supports the operations of its Associates in many ways, including the provision of training and continuing education programs, as well as assistance with various administrative tasks. In addition, each Associate agrees to comply with the policies, marketing plans and operating standards prescribed by the Company, as specified in the Associate agreements with individual Associates. As well, through head lease control, the Company maintains control of all locations in its Associate-owned store network.

Supplier and Brand Reputations

The Company promotes national branded, non-proprietary products, as well as private label, proprietary products. Damage to the reputation of any of these brands, or to the reputation of any supplier or manufacturer of these brands, could negatively impact consumer opinion of the Company or the related products, which could have an adverse impact on the financial performance of the Company.

Other

The Company's operating and financial performance may also be affected by other specific risks that may be highlighted from time to time in other public filings of the Company available on the Canadian Securities Administrators' website at www.sedar.com.

Disclosure Controls and Procedures

The Company maintains a system of disclosure controls and procedures that have been designed to provide reasonable assurance that information required to be disclosed by the Company in its filings is recorded, processed, summarized and reported within required time periods and includes controls and procedures designed to ensure that all relevant information is accumulated and communicated to senior management, including the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), to allow timely decisions regarding required disclosure.

Management, with the participation of the CEO and CFO and members of the Company's Disclosure Committee, has evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2005 and has concluded that the disclosure controls and procedures are designed and operating effectively to provide reasonable assurance that information required to be disclosed relating to the Company, including its consolidated subsidiaries and Associate-owned store network, is recorded, processed, summarized and reported to the CEO and CFO by others within the Company, particularly during the period in which the annual filings were being prepared, to allow for timely disclosure as required under relevant securities rules and forms.

Non-GAAP Financial Measures

The Company reports its financial results in accordance with Canadian GAAP. However, the foregoing contains references to non-GAAP financial measures, such as operating margin, EBITDA (earnings before interest, taxes, depreciation and amortization), EBITDA margin and cash interest expense. Non-GAAP financial measures do not have standardized meanings prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other reporting issuers.

These non-GAAP financial measures have been included in this Management's Discussion and Analysis as they are measures which management uses to assist in evaluating the Company's operating performance against its expectations and against other companies in the retail drug store industry. Management believes that non-GAAP financial measures assist in identifying underlying operating trends.

These non-GAAP financial measures, particularly EBITDA and EBITDA margin, are also common measures used by investors, financial analysts and rating agencies. These groups may use EBITDA and other non-GAAP financial measures to value the Company and assess the Company's ability to service its debt.

Form 52-109F1 Certification of Annual Filings

I, Glenn Murphy, Chairman & Chief Executive Officer of Shoppers Drug Mart Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Shoppers Drug Mart Corporation, (the issuer) for the period ended December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

March 21, 2006

"Glenn Murphy"
Glenn Murphy
Chairman & Chief Executive Officer

Form 52-109F1 Certification of Annual Filings

I, George Halatsis, Executive Vice-President & Chief Financial Officer of Shoppers Drug Mart Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Shoppers Drug Mart Corporation, (the issuer) for the period ended December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

March 21, 2006

"George Halatsis"
George Halatsis
Executive Vice-President & Chief Financial Officer

Exhibit II.2(c)

SHOPPERS DRUG MART CORPORATION
Consolidated Statements of Earnings
(unaudited)
(in thousands of dollars except per share amounts)

	12 Weeks Ended		24 Weeks Ended	
	June 17, 2006	June 18, 2005	**June 17, 2006**	June 18, 2005
Sales	**$ 1,768,199**	$ 1,624,354	**$ 3,439,318**	$ 3,179,703
Operating expenses				
Cost of goods sold and other operating expenses	**1,581,652**	1,464,006	**3,102,314**	2,885,067
Amortization	**31,258**	27,430	**62,171**	53,740
Operating income	**155,289**	132,918	**274,833**	240,896
Interest expense (Note 2)	**12,465**	10,763	**24,345**	24,564
Earnings before income taxes	**142,824**	122,155	**250,488**	216,332
Income taxes				
Current	**34,952**	42,869	**71,217**	76,072
Future	**13,465**	(725)	**13,160**	(1,437)
	48,417	42,144	**84,377**	74,635
Net earnings	**$ 94,407**	$ 80,011	**$ 166,111**	$ 141,697
Net earnings per common share:				
Basic	**$ 0.44**	$ 0.38	**$ 0.78**	$ 0.67
Diluted	**$ 0.44**	$ 0.37	**$ 0.77**	$ 0.66
Weighted average common shares outstanding				
- Basic (millions)	**213.8**	212.0	**213.3**	211.2
- Diluted (millions)	**216.6**	216.0	**216.6**	215.9
Actual common shares outstanding (millions)	**214.1**	213.0	**214.1**	213.0

SHOPPERS DRUG MART CORPORATION
Consolidated Statements of Retained Earnings
(unaudited)
(in thousands of dollars)

	24 Weeks Ended	
	June 17, 2006	June 18, 2005
Retained earnings, beginning of period	**$ 941,672**	$ 662,437
Net earnings	**166,111**	141,697
Dividends	**(51,373)**	(42,585)
Retained earnings, end of period	**$ 1,056,410**	$ 761,549

SHOPPERS DRUG MART CORPORATION
Consolidated Balance Sheets
(unaudited)
(in thousands of dollars)

	June 17, 2006	June 18, 2005	December 31, 2005
Assets			
Current			
Cash	$ **22,153**	$ 38,825	$ 24,524
Accounts receivable	**246,541**	221,955	256,504
Inventory	**1,178,195**	1,079,263	1,216,549
Future income taxes	**26,106**	37,491	38,316
Income tax recoverable	**4,105**	-	-
Prepaid expenses	**42,514**	34,858	29,018
	1,519,614	1,412,392	1,564,911
Property and equipment	**767,831**	653,096	748,840
Deferred costs	**20,416**	19,608	21,562
Goodwill	**2,029,249**	2,010,880	2,019,499
Other intangible assets	**17,991**	18,728	17,625
Other assets	**5,196**	2,609	2,946
Total assets	$ **4,360,297**	$ 4,117,313	$ 4,375,383
Liabilities			
Current			
Bank indebtedness	$ **170,651**	$ 184,752	$ 163,503
Commercial paper	**454,300**	488,550	469,850
Accounts payable and accrued liabilities	**612,721**	584,312	697,945
Income taxes payable	**-**	16,849	39,860
Dividends payable	**25,688**	21,305	21,343
	1,263,360	1,295,768	1,392,501
Long-term debt	**303,814**	400,000	325,000
Other long-term liabilities	**152,340**	111,661	140,758
Future income taxes	**15,552**	2,224	14,115
	1,735,066	1,809,653	1,872,374
Associate interest	**115,731**	104,618	116,501
Shareholders' equity			
Share capital	**1,448,096**	1,439,021	1,441,254
Contributed surplus	**4,994**	2,472	3,582
Retained earnings	**1,056,410**	761,549	941,672
	2,509,500	2,203,042	2,386,508
Total liabilities and shareholders' equity	$ **4,360,297**	$ 4,117,313	$ 4,375,383

SHOPPERS DRUG MART CORPORATION
Consolidated Statements of Cash Flows
(unaudited)
(in thousands of dollars)

	12 Weeks Ended		24 Weeks Ended	
	June 17, 2006	June 18, 2005	**June 17, 2006**	June 18, 2005
Operating activities				
Net earnings	**$ 94,407**	$ 80,011	**$ 166,111**	$ 141,697
Items not affecting cash				
Amortization	**33,422**	28,927	**66,679**	57,304
Future income taxes	**13,465**	(725)	**13,160**	(1,437)
Loss on disposal of property and equipment	**1,038**	1,284	**1,824**	2,016
Stock-based compensation	**782**	400	**1,412**	831
	143,114	109,897	**249,186**	200,411
Net change in non-cash working capital balances	**9,085**	17,849	**(94,368)**	(60,001)
Increase in long-term liabilities	**6,591**	8,947	**11,582**	14,935
Store opening costs	**(2,651)**	(2,924)	**(4,783)**	(4,008)
Cash flows from operating activities	**156,139**	133,769	**161,617**	151,337
Investing activities				
Purchase of property and equipment	**(41,896)**	(54,496)	**(79,785)**	(88,437)
Business acquisitions	**(8,174)**	(5,705)	**(11,006)**	(16,343)
Other assets	**(2,450)**	2,083	**(2,250)**	668
Cash flows used in investing activities	**(52,520)**	(58,118)	**(93,041)**	(104,112)
Financing activities				
Bank indebtedness, net	**19,008**	19,422	**7,148**	(17,980)
Commercial paper, net	**(69,600)**	(59,925)	**(15,550)**	185,375
Repayment of long-term debt	**(25,000)**	(75,000)	**(25,000)**	(175,000)
Revolving term debt, net	**(2,214)**	-	**3,814**	(4,943)
Deferred financing costs	**(403)**	-	**(403)**	-
Associate interest	**(853)**	(4,336)	**(770)**	(5,749)
Shares issued for stock options exercised	**160**	1,583	**4,867**	15,739
Repayment of share purchase loans	**127**	225	**1,975**	1,302
Dividends paid	**(25,685)**	(21,280)	**(47,028)**	(21,280)
Cash flows used in financing activities	**(104,460)**	(139,311)	**(70,947)**	(22,536)
(Decrease) increase in cash	**(841)**	(63,660)	**(2,371)**	24,689
Cash, beginning of period	**22,994**	102,485	**24,524**	14,136
Cash, end of period	**$ 22,153**	$ 38,825	**$ 22,153**	$ 38,825
Supplemental cash flow information				
Interest paid	**$ 12,848**	$ 15,185	**$ 18,461**	$ 23,542
Income taxes paid	**$ 79,518**	$ 54,100	**$ 115,463**	$ 105,028

SHOPPERS DRUG MART CORPORATION
Notes to the Consolidated Financial Statements
(unaudited)
(in thousands of dollars except per share amounts)

1. BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and follow the same accounting policies and methods of application with those used in the preparation of the audited annual consolidated financial statements for the 52 week period ended December 31, 2005. These financial statements do not contain all disclosures required by Canadian GAAP for annual financial statements and, accordingly, should be read in conjunction with the most recently prepared annual consolidated financial statements and the accompanying notes included in the Company's 2005 Annual Report.

The consolidated financial statements include the accounts of Shoppers Drug Mart Corporation, its subsidiaries and entities considered to be variable interest entities, as defined by Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG–15"). Under AcG-15, the Company has consolidated the Associate-owned stores and an independent trust.

The individual Associate-owned stores that comprise the Company's store network are variable interest entities and the Company is the primary beneficiary. As such, the Associate-owned stores are subject to consolidation by the Company. The Associate-owned stores remain separate legal entities and consolidation of the Associate-owned stores has no impact on the underlying risks facing the Company.

The Company has an arrangement with an independent trust (the "Trust") to provide loans to Associates to facilitate their purchase of inventory and fund their working capital requirements. The Trust's activities are financed through the issuance of short-term asset backed notes to third party investors. The Trust is a variable interest entity and the Company is the primary beneficiary. As such, the Trust is subject to consolidation by the Company.

Comparative Amounts

Certain comparative amounts have been reclassified to conform with the current year's financial statement presentation.

2. INTEREST EXPENSE

The significant components of the Company's interest expense are as follows:

	12 Weeks Ended		24 Weeks Ended	
	June 17, 2006	June 18, 2005	**June 17, 2006**	June 18, 2005
Interest on bank indebtedness	$ **1,991**	$ 1,335	$ **3,751**	$ 2,975
Interest on commercial paper	**6,030**	4,020	**11,624**	9,381
Interest on long-term debt	**3,802**	4,818	**7,751**	11,028
Amortization of deferred financing costs	**642**	590	**1,219**	1,180
	$ **12,465**	$ 10,763	$ **24,345**	$ 24,564

(in thousands of dollars except per share amounts)

3. LONG-TERM DEBT

On June 6, 2006 the Company amended its $300,000 364-day extendible revolving credit facility and its $250,000 revolving term facility into one $550,000 revolving term facility. In addition the Company extended the maturity of the bank credit facility until June, 2011.

4. EMPLOYEE FUTURE BENEFITS

The net benefit expense included in the results for the 12 and 24 week periods ended June 17, 2006 for benefits provided under pension plans was $1,561 and $3,048 (2005 – $1,206 and $2,413), respectively, and for benefits provided under other benefit plans was $31 and $62 (2005 - $24 and $48), respectively.

5. STOCK-BASED COMPENSATION

The Company uses the fair value method to account for stock options issued after 2002 under its stock option programs. If compensation expense under the fair value method of accounting had been recognized on stock options issued in 2002, the Company's net earnings for the 12 and 24 week periods ended June 17, 2006 would have been reduced by $180 and $367 (2005 - $344 and $698), respectively. For the 12 and 24 week periods ended June 17, 2006, basic earnings per share and diluted earnings per share would have been unchanged. For the 12 week period ended June 18, 2005, basic earnings per share and diluted earnings per share would have been unchanged. For the 24 week period ended June 18, 2005, basic earnings per share would have been unchanged and diluted earnings per share would have been $0.65.

For a description of the Company's stock option programs, see Note 11 to the consolidated financial statements in the Company's 2005 Annual Report.

6. FINANCING TRUST

The Company has arranged for a standby letter of credit from a syndicate of banks for the benefit of the independent trust ("Trust") that is equal to approximately 10% of the aggregate principal amount of the loans, or $42,500, as a form of credit enhancement which, in turn, enables the Trust to provide favourable financing terms to the Company's Associates.

As at June 17, 2006, $423,300 (2005 - $383,550) of the consolidated commercial paper balance is commercial paper issued by the Trust.

7. LONG-TERM INCENTIVE PLAN

During the first quarter, the Company issued awards under a long-term incentive plan ("LTIP") to certain employees. Under the LTIP, the employees are eligible to receive an award of share units equivalent in value to common shares of the Company. On February 17, 2006, the Company awarded 147,403 share units which vest equally over a three year period. The Company has recorded compensation expense of $914 and $1,317 for the 12 and 24 week periods ended June 17, 2006, respectively, associated with the share units.

In order to limit the Company's exposure to future share price changes, the Company has entered into an agreement with a counterparty to use a cash-settled equity forward contract to hedge this exposure. The Company has designated this derivative instrument as a hedge for accounting purposes.

Earnings Coverage Exhibit to the Consolidated Financial Statements

52 Weeks Ended June 17, 2006	
Earnings coverage on long-term debt obligations	35.81 times

The earnings coverage ratio on long-term debt (including any current portion) is equal to net earnings (before interest and income taxes) divided by interest expense on long-term debt (including any current portion). Interest expense excludes any amounts in respect of amortization that were included in interest expense as shown in the consolidated statement of earnings of the Company for the period.

SHOPPERS DRUG MART CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

As at July 11, 2006

The following is a discussion of the consolidated financial condition and results of operations of Shoppers Drug Mart Corporation (the "Company") for the periods indicated and of certain factors that the Company believes may affect its prospective financial condition, cash flows and results of operations. This discussion and analysis should be read in conjunction with the unaudited interim period consolidated financial statements of the Company and the notes thereto for the 12 and 24 week periods ended June 17, 2006. The Company's unaudited interim period consolidated financial statements and the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are reported in Canadian dollars. These financial statements do not contain all disclosures required by Canadian GAAP for annual financial statements and, accordingly, should be read in conjunction with the most recently prepared annual consolidated financial statements for the 52 week period ended December 31, 2005.

FORWARD-LOOKING STATEMENTS

This discussion of the consolidated financial condition and results of operations of the Company contains forward-looking statements regarding, among other things, the Company's beliefs, plans, objectives, estimates, intentions and expectations, including as they relate to its operating and financial results, capital expenditures, dividend policy and the ability to execute on its operating, investing and financing strategies. These forward-looking statements are based on certain assumptions by management, certain of which are set out herein. Inherent in these forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to control or predict. Actual results or developments may differ materially from those contemplated by these statements depending on, among others, such factors as changes in the regulatory environment as it relates to the sale of prescription drugs, competition from other retailers, exposure to interest rate fluctuations, foreign currency risks, certain property and casualty risks, the ability to attract and retain pharmacists, risks in connection with third party service providers, the availability of suitable store locations, seasonality risks, changes in federal and provincial laws, rules and regulations relating to the Company's business and environmental matters, changes in tax regulations and accounting pronouncements, the success of the Company's Associate-owned stores, supplier and brand reputations and the accuracy of management's assumptions. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors and others should carefully consider these and other factors and not place undue reliance on these forward-looking statements. Further information regarding these and other factors is included in the Company's public filings with provincial securities regulatory authorities including, without limitation, the section entitled "Risks and Risk Management" in the Company's management's discussion and analysis for the 52 week period ended December 31, 2005 and the section entitled "Risk Factors" in the Company's Annual Information Form for the same period. The forward-looking statements contained in this discussion of the consolidated financial condition and results of operations of the Company represent the Company's views only as of the date hereof. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company does not undertake to update any forward-looking statements.

Additional information about the Company, including the Annual Information Form, can be found at www.sedar.com.

OVERVIEW

The Company is the licensor of full service retail drug stores operating under the name Shoppers Drug Mart® (Pharmaprix® in Québec). As at June 17, 2006, there were 961 Shoppers Drug Mart/Pharmaprix retail drug stores owned and operated by the Company's licensees ("Associates"). An Associate is a pharmacist-owner of a corporation that is licensed to operate a retail drug store at a specific location using the Company's trademarks. The Company's licensed stores are located in prime locations in each province and two territories, making Shoppers Drug Mart/Pharmaprix stores among the most convenient retail outlets in Canada. In addition to its drug store network, the Company also owns and operates 53 Shoppers Home Health Care® stores. These stores sell medical equipment and assisted-living devices to institutional and retail customers and provide solutions for mobility-challenged patients.

The Company has successfully leveraged its leadership position in pharmacy and its convenient store locations to capture a significant share of the market in front store merchandise. Front store merchandise categories include over-the-counter medications, health and beauty aids, cosmetics and fragrances (including prestige brands), everyday household needs and seasonal products. The Company also offers a broad range of high quality private label products marketed under the Life Brand® and Quo® trademarks, and value-added services such as the HealthWatch® program, which offers patient counselling on medications and disease management, and the Shoppers Optimum™ program, one of the largest retail loyalty card programs in Canada. In fiscal 2005, the Company recorded consolidated sales of approximately $7.2 billion.

Under the licensing arrangement with Associates, the Company provides the capital and financial support to enable Associates to operate Shoppers Drug Mart® and Pharmaprix® stores without any initial investment. The Company also provides a package of services to facilitate the growth and profitability of each Associate's business. These services include the use of trademarks, operational support, marketing and advertising, purchasing and distribution, information technology and accounting. In return for being provided these and other services, Associates pay fees to the Company. Fixtures, leasehold improvements and equipment are purchased by the Company and leased to Associates over periods ranging from two to ten years, with title retained by the Company. The Company also provides its Associates with assistance in meeting their working capital and long-term financing requirements through the provision of loans and loan guarantees. In addition, the Company also provides a standby letter of credit to an independent trust (the "Trust") which provides additional financing to Associates to facilitate their purchase of inventory and to fund their working capital requirements. (See notes 1 and 6 to the accompanying unaudited consolidated financial statements of the Company.)

Under the licensing arrangement, the Company receives a substantial share of Associate store profits. The Company's share of Associate store profits is reflective of its investment in, and commitment to, the operations of the Associates' stores.

The Company operates in Québec under the Pharmaprix® trade name. Under Québec law, profits generated from the prescription area or dispensary may only be earned by a pharmacist or a corporation controlled by a pharmacist. As a result of these restrictions, the licence agreement used for Québec Associates differs from the Associate agreement used in other provinces. Pharmaprix® stores and their Associates benefit from the same infrastructure and support provided to all other Shoppers Drug Mart® stores and Associates.

The Company has determined that the individual Associate-owned stores that comprise its store network are deemed to be variable interest entities and that the Company is the primary beneficiary in accordance with Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15"). As such, the Associate-owned stores are subject to consolidation by the Company. However, as the Associate-owned stores remain separate legal entities from the Company, consolidation of these stores has no impact on the underlying risks facing the Company. (See note 1 to the accompanying unaudited consolidated financial statements of the Company.)

OVERALL FINANCIAL PERFORMANCE

Key Operating, Investing and Financial Metrics

The following provides an overview of the Company's operating performance for the 12 and 24 week periods ended June 17, 2006 compared to the 12 and 24 week periods ended June 18, 2005, as well as certain other metrics with respect to investing activities for the 12 and 24 week periods ended June 17, 2006 and financial position as at June 17, 2006.

- Second quarter sales of $1.768 billion, an increase of 8.9%.
  - First half sales of $3.439 billion, an increase of 8.2%.
- Second quarter comparable store sales growth of 7.0%, comprised of comparable prescription sales growth of 8.1% and comparable front store sales growth of 6.2%.
  - First half comparable store sales growth of 6.4%, comprised of comparable prescription sales growth of 7.6% and comparable front store sales growth of 5.4%.
- Drug store sales per square foot (annualized) of $993 as at June 17, 2006 compared to $1,002 a year ago.
- Second quarter EBITDA[(1)] of $187 million, an increase of 16.3%.
  - First half EBITDA of $337 million, an increase of 14.4%.
- Second quarter EBITDA margin[(2)] of 10.55%, an increase of 68 basis points.
  - First half EBITDA margin of 9.80%, an increase of 53 basis points.
- Second quarter net earnings of $94 million or $0.44 per share (diluted), an increase of 18.0%.
  - First half net earnings of $166 million or $0.77 per share (diluted), an increase of 17.2%.
- Second quarter capital expenditures of $50 million compared to $60 million in the prior year. Opened or acquired 12 new drug stores, five of which were relocations, and added two home health care stores.
  - First half capital expenditures of $91 million compared to $105 million in the prior year. Opened or acquired 25 new drug stores, 10 of which were relocations, and added two home health care stores.
- Net debt to total capitalization ratio of 0.27:1 at June 17, 2006 compared to 0.32:1 a year ago.

(1) Earnings before interest, taxes, depreciation and amortization. (See reconciliation to the most directly comparable GAAP measure under "Results of Operations" in this Management's Discussion and Analysis.)

(2) EBITDA divided by sales.

Results of Operations

The following table presents a summary of certain selected consolidated financial information for the Company for the periods indicated.

($000's, except per share data)	12 Weeks Ended June 17, 2006 (unaudited)	12 Weeks Ended June 18, 2005 (unaudited)	24 Weeks Ended June 17, 2006 (unaudited)	24 Weeks Ended June 18, 2005 (unaudited)
Sales	$ 1,768,199	$ 1,624,354	$ 3,439,318	$ 3,179,703
Cost of goods sold and other operating expenses	1,581,652	1,464,006	3,102,314	2,885,067
EBITDA[(1)]	186,547	160,348	337,004	294,636
Amortization	31,258	27,430	62,171	53,740
Operating income	155,289	132,918	274,833	240,896
Interest expense	12,465	10,763	24,345	24,564
Earnings before income taxes	142,824	122,155	250,488	216,332
Income taxes	48,417	42,144	84,377	74,635
Net earnings	$ 94,407	$ 80,011	$ 166,111	$ 141,697
Per common share				
- Basic net earnings	$ 0.44	$ 0.38	$ 0.78	$ 0.67
- Diluted net earnings	$ 0.44	$ 0.37	$ 0.77	$ 0.66

(1) Earnings before interest, taxes, depreciation and amortization.

Sales

Sales represent the combination of sales to external customers of the retail drug stores owned by the Associates and of the home health care stores owned by the Company.

Sales in the second quarter were $1.768 billion compared to $1.624 billion in the same period last year, an increase of $144 million or 8.9%, with continued strong sales growth experienced in all regions of the country. On a same-store basis, sales increased 7.0% during the second quarter of 2006. Year-to-date, sales increased 8.2% to $3.439 billion. The Company's capital investment program, which has resulted in a 9.3% increase in selling square footage versus a year ago, combined with innovative marketing initiatives, have resulted in an enhanced sales mix and market share gains in the Company's core categories. On a same-store basis, sales increased 6.4% during the first half of 2006.

Prescription sales were $832 million in the second quarter compared to $764 million in the second quarter of 2005, an increase of $68 million or 8.9%. On a same-store basis, prescription sales increased 8.1% during the second quarter of 2006. Prescription sales represented 47.1% of the Company's sales mix during the second quarter of 2006 compared to 47.0% in the same period last year. Year-to-date, prescription sales increased 8.4% to $1.642 billion, accounting for 47.8% of the Company's sales mix compared to 47.6% in the same period last year. On a same-store basis, prescription sales increased 7.6% during the first half of 2006.

Front store sales were $936 million in the second quarter compared to $860 million in the second quarter of 2005, an increase of $76 million or 8.8%. On a same-store basis, front store sales increased 6.2% during the second quarter of 2006. The Company estimates that the shift in the Easter selling season to the second quarter of this year from the first quarter last year had a positive impact on comparative front store sales of approximately 125 basis points. Year-to-date, front store sales increased 7.9% to $1.797 billion. On a same-store basis, front store sales increased 5.4% during the first half of 2006.

Cost of Goods Sold and Other Operating Expenses

Cost of goods sold is comprised of the cost of goods sold at the retail drug stores owned by the Associates and the Shoppers Home Health Care® stores owned by the Company. Other operating expenses include corporate selling, general and administrative expenses, operating expenses at the retail drug stores owned by the Associates, including Associates' earnings, and operating expenses at the Shoppers Home Health Care® stores owned by the Company.

Total cost of goods sold and other operating expenses were $1.582 billion in the second quarter compared to $1.464 billion in the same period last year, an increase of $118 million or 8.0%. Expressed as a percentage of sales, cost of goods sold declined by 31 basis points in the second quarter of 2006 versus the comparative prior year period, reflecting improvements in cost of goods and a better sales mix and margin rate. By continuing to focus on operations and cost, the Company was able to leverage additional efficiencies from a higher sales base and reduce other operating expenses, expressed as a percentage of sales, by 37 basis points in the second quarter of 2006 versus the comparative prior year period.

Year-to-date, total cost of goods and other operating expenses increased 7.5% to $3.102 billion. Expressed as a percentage of sales, cost of goods sold declined by 54 basis points in the first half of 2006 versus the comparative prior year period, while other operating expenses remained relatively constant, increasing one basis point.

Amortization

Amortization of capital assets and other intangible assets was $31 million in the second quarter compared to $27 million in the same period last year, an increase of $4 million or 14.0%. Expressed as a percentage of sales, amortization increased eight basis points in the second quarter of 2006 versus the comparative prior year period, reflecting the continued growth of the Company's capital investment program.

Year-to-date, amortization of capital assets and other intangible assets increased 15.7% to $62 million. Expressed as a percentage of sales, amortization increased 12 basis points in the first half of 2006 versus the comparative prior year period.

Operating Income

Operating income was $155 million in the second quarter compared to $133 million in the same period last year, an increase of $22 million or 16.8%. An enhanced sales mix, cost reductions and productivity and efficiency gains, partially offset by increased amortization, resulted in a higher operating margin (operating income divided by sales). In 2006, second quarter operating margin improved by 60 basis points to 8.78% compared to 8.18% in the second quarter of last year. The Company's EBITDA margin (EBITDA divided by sales) was 10.55% in the second quarter of 2006, a 68 basis point improvement over the EBITDA margin of 9.87% posted in the second quarter of last year.

Year-to-date, operating income increased 14.1% to $275 million and operating margin improved by 41 basis points to 7.99%. During the first half of 2006, EBITDA margin was 9.80%, a 53 basis point improvement over the EBITDA margin of 9.27% posted during the first half of 2005.

Interest Expense

Interest expense is comprised of interest expense arising from borrowings at the Associate-owned stores and from debt obligations of the Company.

Interest expense was $12 million in the second quarter of 2006 compared to $11 million in the same period last year, an increase of $1 million or 15.8%. This increase versus the comparative prior year period can be attributed to a market-driven increase in short-term interest rates, partially offset by a reduction in the amount of consolidated net debt outstanding.

Year-to-date interest expense of $24 million is essentially unchanged from the amount recorded in the comparative prior year period.

Second quarter and year-to-date interest expense for the current and prior year includes an amount of $1 million for the amortization of deferred financing costs. (See note 2 to the accompanying unaudited consolidated financial statements of the Company.)

Income Taxes

The Company's effective income tax rate in the second quarter of 2006 was 33.9% compared to 34.5% in the same period last year. This decrease in the effective income tax rate can be attributed to a reduction in statutory rates in certain jurisdictions and revisions to the Company's internal capital structure, combined with favourable outcomes of a recent tax audit and the recognition of the tax benefit related to available capital losses, all of which was partially offset by an income tax reassessment in one provincial jurisdiction.

Year-to-date, the Company's effective income tax rate was 33.7% compared to 34.5% during the first half of the prior year.

Net Earnings

Second quarter net earnings were $94 million compared to $80 million in the same period last year, an increase of $14 million or 18.0%. On a diluted basis, earnings per share were $0.44 in the second quarter compared to $0.37 in the same period last year.

Year-to-date, net earnings increased 17.2% to $166 million. On a diluted basis, earnings per share were $0.77 in the first half of 2006 compared to $0.66 in the same period last year.

Financial Position

The following table provides a summary of certain information with respect to the Company's financial position at the end of the periods indicated.

($000's)	June 17, 2006	December 31, 2005
Cash	$ (22,153)	$ (24,524)
Bank indebtedness	170,651	163,503
Commercial paper	454,300	469,850
Long-term debt	303,814	325,000
Net debt	906,612	933,829
Shareholders' equity	2,509,500	2,386,508
Total capitalization	$ 3,416,112	$ 3,320,337
Net debt:Shareholders' equity	0.36:1	0.39:1
Net debt:Total capitalization	0.27:1	0.28:1
Net debt:EBITDA[1]	1.19:1	1.30:1
EBITDA:Cash interest expense[1][2]	16.64:1	15.62:1

(1) For purposes of calculating the ratios, EBITDA is comprised of EBITDA for each of the 52 week periods then ended.

(2) Cash interest expense is comprised of interest expense for each of the 52 week periods then ended and excludes the amortization of deferred financing costs.

Outstanding Share Capital

The Company's outstanding share capital is comprised of common shares. An unlimited number of common shares is authorized and the Company had 214,124,340 common shares outstanding at July 11, 2006. As at this same date, the Company had issued options to acquire 3,900,229 of its common shares pursuant to its stock-based compensation plans, of which 2,605,560 were exercisable.

Liquidity and Capital Resources

Sources of Liquidity

The Company has the following sources of liquidity: (i) cash provided by operating activities; (ii) cash available from a committed $550 million revolving bank credit facility maturing June 6, 2011, less what is currently drawn and/or being utilized to support commercial paper issued and outstanding; and (iii) up to $300 million in availability under its commercial paper program, less what is currently issued. The Company's commercial paper program is rated R-1 (low) by Dominion Bond Rating Service. In the event that the Company's commercial paper program is unable to maintain this rating, the program is supported by its $550 million revolving bank credit facility. The Company does not currently foresee any reasonable circumstances under which this credit rating would not be maintained.

The Company has also arranged for its Associates to obtain financing to facilitate their purchase of inventory and fund their working capital requirements from the following sources: (i) an independent trust (the "Trust") whose activities are financed through the issuance of short-term, asset-backed notes that are rated R-1 (middle) by Dominion Bond Rating Service to third party investors; and (ii) by providing guarantees to various Canadian chartered banks that support Associate loans. (See notes 1 and 6 to accompanying unaudited consolidated financial statements of the Company.)

The Company has obtained additional long-term financing from the issuance of $300 million of 5-year medium-term notes maturing October 24, 2008, which bear interest at a fixed rate of 4.97% per annum (the "Notes"). The Notes were issued pursuant to a short form base shelf prospectus dated October 10, 2003, as supplemented by a pricing supplement dated October 20, 2003, and filed by the Company with Canadian securities regulators in all of the provinces of Canada. The Notes were assigned a rating of A (low) from Dominion Bond Rating Service and BBB from Standard & Poor's.

At the end of the second quarter, $54 million of the Company's $550 million revolving credit facility was utilized, including drawings of $50 million in respect of outstanding letters of credit and trade finance guarantees. At December 31, 2005, $48 million of the Company's then existing $250 million revolving credit facility was utilized, all in respect of outstanding letters of credit and trade finance guarantees. At June 17, 2006, the Company had $31 million of commercial paper issued and outstanding under its commercial paper program compared to $50 million at the end of the prior year. At the end of the second quarter, Associates had obtained an aggregate amount of $423 million of Trust financing and had drawn an aggregate amount of $170 million in the form of Associate loans from various Canadian chartered banks compared to $420 million and $164 million, respectively, at the end of the prior year.

Cash Flows from Operating Activities

Cash flows from operating activities were $156 million in the second quarter of 2006 compared to $134 million in the same period last year. This increase is largely attributable to growth in net earnings, adjusted for non-cash items, partially offset by a reduction in the amount of cash generated from non-cash working capital balances versus the prior year.

Year-to-date, the Company has generated $162 million of cash from operating activities compared to $151 million in the first half of 2005.

Cash Flows Used in Investing Activities

Cash flows used in investing activities were $53 million in the second quarter of 2006 compared to $58 million in the same period last year, a decrease of $5 million or 9.6%. Of these totals, capital asset expenditures and business acquisitions amounted to $42 million and $8 million, respectively, in the second quarter of 2006 compared to $54 million and $6 million, respectively, in the same period last year. Investments in other assets increased by $2 million during the second quarter of 2006 compared to a decrease of $2 million in the same period last year.

Year-to-date, cash flows used in investing activities were $93 million compared to $104 million in the first half of 2005. Of these totals, capital asset expenditures and business acquisitions amounted to $80 million and $11 million, respectively, in the first half of 2006 compared to $88 million and $16 million, respectively, in the same period last year. Investments in other assets increased by $2 million during the first half of 2006 compared to a decrease of $1 million in the same period last year.

During the second quarter of 2006, 12 new drug stores were opened or acquired, five of which were relocations, and two drug stores were closed. The Company also added two home health care stores to its network during the quarter. Year-to-date, 25 new drug stores have been opened or acquired, 10 of which were relocations, and four drug stores have been closed. At the end of the second quarter there were 1,014 stores in the system, comprised of 961 drug stores and 53 Shoppers Home Health Care® stores.

Financing Activities

Cash flows used in financing activities were $104 million in the second quarter of 2006, as cash outflows of $123 million were partially offset by a $19 million increase in bank indebtedness. Cash outflows were primarily comprised of a $70 million decrease in the amount of commercial paper issued and outstanding under the Company's commercial paper programs (a $69 million decrease in the amount of commercial paper issued and outstanding by the Company and a $1 million decrease in the amount of Trust financing obtained by Associates), $27 million to reduce long-term debt outstanding, including the current portion thereof, under the Company's previously existing non-revolving ($25 million) and revolving ($2 million) bank credit facilities, and $26 million for the payment of dividends.

In the second quarter of 2006, the net result of the Company's operating, investing and financing activities was a decrease in cash balances of $1 million.

Year-to-date, cash flows used in financing activities were $71 million and the net result of the Company's operating, investing and financing activities was a decrease in cash balances of $2 million.

On June 6, 2006, the Company entered into a $550 million restated and amended senior unsecured bank credit facility maturing June 6, 2011. The restated and amended bank credit facility combined the Company's $250 million revolving bank credit facility that was to mature February 2, 2007 with its $300 million 364-day extendible revolving credit facility that was available for general corporate purposes, including back-stopping the Company's commercial paper program.

Future Liquidity

The Company believes that its existing credit facility, commercial paper program and financing programs available to its Associates, together with cash generated from operating activities, will be sufficient to fund its operations, including the operations of its Associate-owned store network, investing activities and commitments for the foreseeable future. The Company does not foresee any difficulty in obtaining long-term financing given its current credit ratings and past experiences in the capital markets.

OFF-BALANCE SHEET ARRANGEMENTS

Derivative Financial Instruments

In the normal course of its business, the Company is exposed to financial risks that have the potential to negatively impact its financial performance. The Company may use derivative financial instruments to manage certain of these risks. The Company does not use derivative financial instruments for trading or speculative purposes. The Company may be exposed to losses should any counterparty to its derivative financial instruments fail to fulfil its obligations. The Company has sought to minimize counterparty risk by transacting with counterparties that are large financial institutions.

The Company, including its Associate-owned store network, is exposed to fluctuations in interest rates by virtue of its borrowings under its bank credit facility, commercial paper program and financing programs available to its Associates. Increases in interest rates will have an adverse effect on the earnings of the Company. The Company may use interest rate derivatives to manage its exposure to fluctuations in interest rates.

The Company has entered into various interest rate derivative agreements converting an aggregate notional principal amount of $250 million of floating rate short-term, asset-backed notes issued by the Trust into fixed rate debt. The fixed rates payable by the Company under these agreements range from 4.03% to 4.18%. These agreements mature as follows: $150 million in December 2008; $50 million in December 2009; and $50 million in December 2010. Changes in the underlying interest rates of the Company's interest rate derivative agreements will result in market gains and losses. Based on market values at June 17, 2006, the Company would have realized gains of $3 million to terminate these interest rate derivative agreements. Market values were determined based on information received from the Company's counterparties to these agreements.

The Company is exposed to fluctuations in the market price of its common shares by virtue of its obligations under its stock-based, long-term incentive plan (the "Plan"). The Company has entered into a cash-settled equity forward agreement to manage this exposure. Under this agreement, the Company has hedged the variability in cash flows on forecasted payments under the Plan arising from changes in the value of 147,403 of its common shares awarded under the Plan between the "Award Date" and the "Final Vesting Date", as such terms are defined in the Plan. This agreement matures in December 2008. (See note 7 to the accompanying unaudited financial statements of the Company.)

Associate Loans

The Company has provided guarantees to various Canadian chartered banks that support Associate loans. At the end of the second quarter of 2006, the Company's maximum obligation in respect of such guarantees was $350 million, unchanged from the end of the first quarter and prior year. At June 17, 2006, an aggregate amount of $304 million in available lines of credit had been allocated to the Associates by the various banks compared to $300 million at the end of the first quarter and $299 million at the end of the prior year. As at June 17, 2006, Associates had drawn and aggregate amount of $170 million against these available lines of credit compared to $149 million at the end of the first quarter and $164 million at the end of the prior year. Any amounts drawn by the Associates are included in bank indebtedness on the Company's consolidated balance sheets. As recourse in the event that any payments are made under the guarantees, the Company holds a first ranking security interest on all assets of Associate-owned stores, excluding inventory. As the Company is involved in allocating the available lines of credit to its Associates, it estimates that the net proceeds from secured assets would exceed the amount of any payments required in respect of the guarantees.

Associate Financing Trust

The Company has arranged for its Associates to obtain financing from the Trust to facilitate their purchase of inventory and fund their working capital requirements. At the end of the second quarter of 2006, the total amount of loans outstanding from the Trust to the Company's Associates was $423 million compared to $424 million at the end of the first quarter and $420 million at the end of the prior year. The Company has determined that the Trust is a variable interest entity and that the Company is the primary beneficiary. As such, the Trust is subject to consolidation by the Company and these loans are included in commercial paper on the Company's consolidated balance sheets. The Company has arranged for a standby letter of credit for the benefit of the Trust from a syndicate of banks that is equal to approximately 10% of the aggregate principal amount of the loans, or $43 million, as a form of credit enhancement which, in turn, enables the Trust to provide favourable financing terms to the Company's Associates. (See notes 1 and 6 to the accompanying unaudited consolidated financial statements of the Company.)

If at any time the Trust's cost of borrowing and applicable fees are greater than the interest rate charged to Associates on their loans, the Trust has the right to request payment from the Company for any shortfall. In the opinion of the Company's management, the Company is unlikely to have to make any such payment as it is involved in setting the rate that Associates are charged on their loans. In the event that an Associate defaults on a loan from the Trust, the Company has the right to purchase the Associate's loan from the Trust, at which time the Trust will assign to the Company the Associate's loan agreement and related security documentation. The assignment of this documentation would provide the Company with first priority security over the Associate's inventory, subject to certain prior ranking statutory claims. The Company expects that the net proceeds from secured assets would cover any payments made to purchase a defaulted loan from the Trust, including any related expenses, as it is involved in setting the amount borrowed from the Trust by its Associates. In the event that the Company does not elect to purchase a defaulted loan from the Trust, the Trust may draw upon the standby letter of credit or realize on its security. If the Trust draws against the standby letter of credit, the Company has agreed to reimburse the issuing syndicate of banks for the amount so drawn.

SELECTED QUARTERLY INFORMATION

Reporting Cycle

The annual reporting cycle of the Company is divided into four quarters of 12 weeks each, except for the third quarter which is 16 weeks in duration. The fiscal year of the Company consists of a 52 or 53 week period ending on the Saturday closest to December 31. When a fiscal year consists of 53 weeks, the fourth quarter is 13 weeks in duration.

Summary of Quarterly Results

($000's, except per share data – unaudited)	Second Quarter		First Quarter		Fourth Quarter		Third Quarter	
	2006 (12 Weeks)	2005 (12 Weeks)	2006 (12 Weeks)	2005 (12 Weeks)	2005 (12 Weeks)	2004 (12 Weeks)	2005 (16 Weeks)	2004 (16 Weeks)
Sales	$ 1,768,199	$ 1,624,354	$ 1,671,119	$ 1,555,349	$ 1,833,327	$ 1,685,275	$ 2,138,085	$ 1,974,734
Net earnings	$ 94,407	$ 80,011	$ 71,704	$ 61,686	$ 115,125	$ 96,887	$ 107,672	$ 90,381
Per common share								
- Basic net earnings	$ 0.44	$ 0.38	$ 0.34	$ 0.29	$ 0.54	$ 0.46	$ 0.51	$ 0.43
- Diluted net earnings	$ 0.44	$ 0.37	$ 0.33	$ 0.29	$ 0.53	$ 0.45	$ 0.50	$ 0.42

The selected quarterly information has been prepared in accordance with Canadian generally accepted accounting principles.

The Company experienced growth in sales and net earnings in each of the four most recent quarters when compared to the same quarter of the prior year. The Company continues to invest capital in expanded and relocated stores and in new store development, which has allowed the Company to increase the selling square footage of its store network, resulting in increased sales and profitability.

The Company's core prescription drug operations are not typically subject to seasonal fluctuations. The Company's front store operations include seasonal promotions which may have an impact on quarterly results, particularly when the season, notably Easter, does not fall in the same quarter each year. Also, as the Company continues to expand its front store product and service offerings, including seasonal promotions, its results of operations may become subject to more seasonal fluctuations.

NEW ACCOUNTING PRONOUNCEMENTS

Accounting Standards Implemented in 2006

Discontinued Operations

In April 2006, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants issued EIC-161, "Discontinued Operations" ("EIC-161"). EIC-161 addresses the allocation of interest expense to discontinued operations based on the principal amount of debt that will or could be paid with the proceeds from the sale of such operations. EIC-161 also specifies that general corporate overhead expenses may not be allocated to discontinued operations. EIC-161 applies to all disposal transactions initiated after the date of issuance of EIC-161 and may be applied prospectively or retroactively. The implementation of EIC-161 did not have an impact on the Company's results of operations or financial position.

RISKS AND RISK MANAGEMENT

Industry and Regulatory

On April 13, 2006, the Government of Ontario introduced, via first reading, Bill 102, the *Transparent Drug System for Patients Act, 2006* (the "Act"), to the Ontario Legislature. The Act incorporated recommendations from the Drug System Secretariat (the "Secretariat") which was established by the provincial Ministry of Health and Long-Term Care (the "Ministry") to conduct an objective, system-wide review of Ontario's entire drug system. The Secretariat conducted research with experts worldwide, studied best practices in other jurisdictions and consulted stakeholders from across the provincial drug system, including patients, professional organizations, industry associations, brand name and generic drug manufacturers, private insurers and others.

Through the Secretariat's work, several concerns were raised resulting in the development of a package of recommendations for reform of the provincial drug system. The Act incorporated the necessary legislative changes required to implement the drug system strategies, with the desired result being a more aggressively managed provincial drug system framework. The framework considers five key areas: pricing and reimbursement of drug products; access to drug products; the need for more appropriate use of partnerships; innovation; and, strengthening the governance and operations of Ontario's drug system.

Based on statements made by the Government of Ontario, it was the Company's belief that in its final form, Bill 102, when passed, would balance the needs of all stakeholders, including retail pharmacy, drug manufacturers, doctors, pharmacists and patients. Stakeholders participated in committee hearings on Bill 102 and as a result of these hearings the Ministry announced, on June 6, 2006, a number of proposed amendments to the Act and other regulatory changes which it said would strengthen the legislation, ensure the viability of pharmacies, provide Ontarians with better access to the drugs they need and ensure that taxpayers get better value for their money. The proposed changes included narrowing the scope of the legislation by permitting pharmacies to receive defined professional allowances, under a new code of conduct, with a cap of 20 per cent of the cost of generic drugs in the public system but no percentage limit on the amount of professional allowances on the cost of generic drugs in the private system.

On June 19, 2006, the Act received third and final reading and was passed by the Ontario Legislature. It is the Company's belief that in its final form, Bill 102 establishes the framework for the Government of Ontario to achieve its stated objectives while at the same time, it contains provisions that recognize the valuable role that pharmacists and community pharmacy play in providing patient care by permitting professional allowances, increasing dispensing fees for prescriptions filled in the public system and by establishing a $50 million fund to pay for enhanced patient counselling and other professional services. To date, the Secretariat's review has been a consultative process and the Company, as a stakeholder, continues to be involved in discussions concerning the proposed regulatory changes to the provincial drug system framework. At this point in time the Company believes that the Act will not have a material impact, positive or negative, on its results of operations or financial position.

NON-GAAP FINANCIAL MEASURES

The Company reports its financial results in accordance with Canadian GAAP. However, the foregoing contains references to non-GAAP financial measures, such as operating margin, EBITDA (earnings before interest, taxes, depreciation and amortization), EBITDA margin and cash interest expense. Non-GAAP financial measures do not have standardized meanings prescribed by GAAP and therefore may not be comparable to similar measures presented by other reporting issuers.

These non-GAAP financial measures have been included in this Management's Discussion and Analysis as they are measures which management uses to assist in evaluating the Company's operating performance against its expectations and against other companies in the retail drug store industry. Management believes that non-GAAP financial measures assist in identifying underlying operating trends.

These non-GAAP financial measures, particularly EBITDA and EBITDA margin, are also common measures used by investors, financial analysts and rating agencies. These groups may use EBITDA and other non-GAAP financial measures to value the Company and assess the Company's ability to service its debt.

Form 52-109F2 – Certification of Interim Filings

I, Glenn Murphy, Chairman & Chief Executive Officer of Shoppers Drug Mart Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Shoppers Drug Mart Corporation, (the issuer) for the interim period ending March 25, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   a) Designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

May 1, 2006

"Glenn Murphy"
Glenn Murphy
Chairman & Chief Executive Officer

Form 52-109F2 – Certification of Interim Filings

I, George Halatsis, Executive Vice-President & Chief Financial Officer of Shoppers Drug Mart Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Shoppers Drug Mart Corporation, (the issuer) for the interim period ending March 25, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   a) Designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

May 1, 2006

"George Halatsis"

George Halatsis

Executive Vice-President & Chief Financial Officer

Exhibit II.2(d)

215

SHOPPERS DRUG MART CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

Meeting to be held at 11:00 a.m.
THURSDAY, MAY 4, 2006 in the

Glenn Gould Studio
CBC Building
250 Front Street West
Toronto, Ontario

SHOPPERS DRUG MART CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders (the "Meeting") of Shoppers Drug Mart Corporation (the "Corporation") will be held in the Glenn Gould Studio, CBC Building, 250 Front Street West, Toronto, Ontario, on Thursday, May 4, 2006, at 11:00 a.m. (local time). The Meeting is called for the following purposes:

1. to receive the Corporation's 2005 Annual Report and the Corporation's financial statements for the year ended December 31, 2005, together with the auditor's report thereon;
2. to elect the directors;
3. to appoint the auditors;
4. to consider and, if thought fit, pass, with or without variation, a resolution approving a new general by-law in the form attached as Schedule "C" to the accompanying Management Proxy Circular; and
5. to transact any other business that may properly be brought before the Meeting or any adjournment thereof.

The accompanying Management Proxy Circular dated March 21, 2006 contains additional information about these matters. Also enclosed is a form of proxy for the Meeting.

DATED at Toronto, Ontario on the 21st day of March, 2006.

By Order of the Board of Directors,

BRYNA GOLDBERG
Executive Vice President, Legal Affairs, General Counsel and Secretary

NOTE: Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it to CIBC Mellon Trust Company at 200 Queen's Quay East, Unit 6, Toronto, Ontario, Canada M5A 4K9, Attention: Proxy Department, in the enclosed envelope, or by facsimile to 416-368-2502. To be used at the Meeting, proxies must be received by 5:00 p.m. (local time) on the last business day prior to the Meeting, being Wednesday, May 3, 2006, or any adjournment thereof.

SHOPPERS DRUG MART CORPORATION

243 Consumers Road
Toronto, Ontario
M2J 4W8

MANAGEMENT PROXY CIRCULAR

This management proxy circular (the "Circular") is furnished by management of Shoppers Drug Mart Corporation (the "Corporation") in connection with the solicitation of proxies for use at the annual and special meeting of shareholders (the "Meeting") to be held on Thursday, May 4, 2006 at 11:00 a.m. (local time) in the Glenn Gould Studio, CBC Building, 250 Front Street West, Toronto, Ontario, and at any adjournments of the Meeting.

It is expected that the solicitation will be made primarily by mail, but proxies may also be solicited personally by employees of the Corporation. **The solicitation of proxies by this Circular is being made by or on behalf of management of the Corporation.** The cost of the solicitation will be borne by the Corporation. Unless otherwise indicated, all information provided in this Circular is given as of March 21, 2006.

VOTING INFORMATION

Registered Shareholders

Each registered shareholder is entitled to one vote for each Common Share of the Corporation ("Common Share") registered in his or her name as of the record date. The directors of the Corporation have set March 13, 2006 as the record date.

Non-registered Beneficial Shareholders

You may be a non-registered beneficial shareholder of the Corporation (as opposed to a registered shareholder) if your Common Shares are held on your behalf, or for your account, by a broker, a securities dealer, a bank, a trust company or another similar entity (called an "Intermediary"). **If you are a non-registered beneficial shareholder, your Intermediary will be the entity legally entitled to vote your Common Shares. In order to vote your Common Shares, you must carefully follow the instructions that your Intermediary delivered to you with this Circular.** Instead of completing the form of proxy that is printed on blue paper and may be enclosed with this Circular, you will likely be asked to complete a different form and deliver it to your Intermediary. This form will instruct the Intermediary how to vote your Common Shares at the Meeting on your behalf. As a non-registered beneficial shareholder, while you are invited to attend the Meeting, you will not be entitled to vote at the Meeting, unless you submit all required information to your Intermediary well in advance of the Meeting and carefully follow its instructions and procedures.

VOTING IN PERSON

If you attend the Meeting in Toronto on Thursday, May 4, 2006 and are a registered shareholder, you may cast one vote for each of your registered Common Shares on any and all resolutions voted on by way of ballot at the Meeting. This may include the election of directors, the other issues listed on the Notice, and any other business that may arise at the Meeting. You may oppose any matter proposed at the Meeting by either withholding your vote from, or voting your Common Shares against, any resolution at the Meeting, depending on the specific resolution. If you attend the Meeting in person and are a non-registered beneficial shareholder, you will not be entitled to vote at the Meeting unless you contact your Intermediary well in advance of the Meeting and carefully follow its instructions and procedures.

VOTING BY PROXY FOR REGISTERED SHAREHOLDERS

The following instructions are for registered shareholders only. Only registered shareholders or their duly appointed proxyholders are permitted to vote at the Meeting. **If you are a non-registered beneficial shareholder, please follow your Intermediary's instructions on how to vote your shares.**

If you are unable to attend the Meeting, or if you do not wish to personally cast your votes, as a registered shareholder, you may still make your votes count by authorizing another person who will be at the Meeting to vote on your behalf. You may either tell that person how you want to vote, or let him or her choose for you. This is called voting by proxy.

What Is a Proxy?

A proxy is a document that you may sign in order to authorize another person to cast your votes for you at the Meeting. The document that is printed on blue paper and is enclosed with this Circular is the form of proxy that you may use to authorize another person to vote on your behalf at the Meeting. You may use this proxy form to assign your votes to the Corporation's Chairman (or his alternate) or to any other person of your choice. You may also use any other legal proxy form.

Appointing a Proxyholder

Your proxyholder is the person that you appoint to cast your votes at the Meeting on your behalf. You may choose the Corporation's Chairman (or his alternate) or any other person that you want to be your proxyholder. Please note that your proxyholder is not required to be another shareholder of the Corporation. If you want to authorize the Corporation's Chairman (or his alternate) as your proxyholder, please leave the line near the top of the proxy form blank, as the Chairman's name and the name of his alternate, are already pre-printed on the form. If you want to authorize another person as your proxyholder, fill in that person's name in the blank space located near the top of the enclosed proxy form and cross out the name of the Corporation's Chairman and his alternate.

Your proxy authorizes the proxyholder to vote and otherwise act for you at the Meeting, including any continuation of the Meeting that may occur in the event that the Meeting is adjourned. **If you return the attached proxy form to CIBC Mellon Trust Company, and have left the line for the proxyholder's name blank, then the Chairman or his alternate will automatically become your proxyholder.**

Depositing Your Proxy

To be valid, the proxy form must be filled out, correctly signed (exactly as your name appears on the proxy form), and returned to CIBC Mellon Trust Company, by either delivering it to 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9 or faxing it to (416) 368-2502 by 5:00 p.m. (Toronto time) on Wednesday, May 3, 2006 (or the last business day prior to any reconvened Meeting in the event of an adjournment of the Meeting). Your proxyholder may then vote on your behalf at the Meeting.

You may instruct your proxyholder how you want to vote on the issues listed in the Notice by checking the appropriate boxes on the proxy form. If you have specified on the proxy form how you want to vote on a particular issue (by checking FOR, AGAINST or WITHHOLD), then your proxyholder must cast your votes as instructed. By checking WITHHOLD on the proxy form, where applicable, you will be abstaining from voting.

If you have NOT specified how to vote on a particular matter, your proxyholder is entitled to vote your Common Shares as he or she sees fit. Please note that if your proxy form does not specify how to vote on any particular matter, and if you have authorized the Corporation's Chairman or his alternate to act as your proxyholder (by leaving the line for the proxyholder's name blank on the proxy form), your Common Shares will be voted at the Meeting as follows:

- **FOR management's nominees for election as directors;**
- **FOR the reappointment of Deloitte & Touche LLP as auditors; and**
- **FOR the confirmation of By-law No. 3B and the repeal of By-law No. 1B and By-law No. 2B, as amended.**

For more information on these issues, please see the section entitled "Business of the Meeting" beginning on page 3 of this Circular. **The enclosed form of proxy also confers discretionary authority upon the persons named therein with respect to amendments to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.** At the date of this Circular, management of the Corporation is not aware of any such amendments or other matters.

Revoking Your Proxy

If you want to revoke your proxy after you have signed and delivered it to CIBC Mellon Trust Company, you may do so by delivering another properly executed form of proxy bearing a later date and delivering it as set out above under the heading "Depositing Your Proxy" or by clearly indicating in writing that you want to revoke your proxy and delivering this written document to (i) the registered office of the Corporation at 243 Consumers Road, Toronto, Ontario, M2J 4W8, Attention: Executive Vice President, Legal Affairs, General Counsel and Secretary, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, or (ii) the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof, or in any other way permitted by law.

If you revoke your proxy and do not replace it with another form of proxy that is deposited with CIBC Mellon Trust Company on or before the deadline, 5:00 p.m. (Toronto time) on Wednesday, May 3, 2006, you may still vote your own Common Shares in person at the Meeting provided you are a registered shareholder whose name appears on the shareholders' register of the Corporation.

HOW A VOTE IS PASSED

All matters that are scheduled to be voted upon at the Meeting are ordinary resolutions. Ordinary resolutions are passed by a simple majority, meaning that if more than half of the votes that are cast are in favour, then the resolution passes.

OWNERSHIP OF SHARES

As of March 21, 2006, there were 213,983,541 Common Shares of the Corporation issued and outstanding. As far as the directors and senior officers of the Corporation are aware, no single shareholder beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the Corporation's Common Shares, except as set out below.

As at December 31, 2005, various accounts managed by Mackenzie Financial Corporation owned, in the aggregate, 26,250,056 Common Shares, representing approximately 12.3% of all Common Shares then outstanding.(1)

BUSINESS OF THE MEETING

Appointment of Auditors

At the Meeting, shareholders will be asked to appoint the firm of Deloitte & Touche LLP to hold office as the Corporation's auditors until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration. Deloitte & Touche LLP have served as auditors of the Corporation since February 2000.

For 2005, fees paid or payable to Deloitte & Touche LLP for audit and quarterly reviews of the consolidated financial statements of the Corporation and its subsidiaries were $991,500. Additional fees paid or payable in 2005 for other services amounted to $505,266. Other services included tax related mandates, as well as assignments pertaining to regulatory filings, financing plans and other matters. The Audit Committee has considered and is satisfied that the magnitude and nature of these services is compatible with maintaining the independence of the external auditors.

Unless a proxy specifies that the shares it represents should be withheld from voting on the reappointment of the auditors, the persons named in the enclosed form of proxy intend to vote FOR the re-appointment of Deloitte & Touche LLP as auditors of the Corporation and the authorization of the directors of the Corporation to fix their remuneration.

---

(1) Information supplied by Mackenzie Financial Corporation who advised that the Common Shares were acquired in the ordinary course of business and not with the purpose or effect of changing or influencing control of Shoppers Drug Mart Corportion.

Confirmation of By-law No. 3B and Repeal of By-law No. 1B and By-law No. 2B, as Amended

Introduction

At the Meeting, or any adjournment thereof, the shareholders will be asked to consider and, if thought fit, pass, with or without amendment, a resolution in the form set out in Schedule "C" to this Circular (the "Resolution"), authorizing the confirmation of a new general By-law No. 3B and the repeal of By-law No. 1B and By-law No. 2B, as amended.

In order to become effective, the Resolution must be approved by a simple majority of the votes cast by holders of Common Shares present in person or represented by proxy at the Meeting or any adjournment thereof.

Current Provisions

By-law No. 1B, as amended by By-law No. 2B, as amended, are by-laws relating generally to the transaction of the business and affairs of the Corporation.

Reasons for the Amendments

The proposed By-law No. 3B of the Corporation incorporates the provisions of By-law No. 1B and By-law No. 2B, as amended, and provides, among other matters, for the reduction of the quorum for any meeting of shareholders from a majority to twenty per cent of the shares entitled to be voted at such meeting. This is consistent with the typical quorum requirements provided for in the by-laws of other widely-held Canadian public companies. In view of the number of other minor amendments contemplated, the Board determined that it was desirable to repeal the existing by-laws in favour of an amended and consolidated By-law No. 3B, being a by-law relating generally to the transaction of the affairs of the Corporation. Except for the change to the quorum requirement, in the opinion of the Board, the amendments do not contain any significant substantive changes. On March 21, 2006, the Board approved the repeal of the Corporation's existing by-laws and the approval of By-law No. 3B, subject to shareholder approval.

The proposed By-law No. 3B of the Corporation is set out in Schedule "D" to this Circular. By-law No. 3B is consistent with the provisions of the *Canada Business Corporations Act* and modern corporate practice.

Recommendation of the Directors

The Board of Directors recommends that holders of Common Shares vote in favour of the Resolution. **Unless a proxy specifies that the shares it represents shall be voted against the Resolution, the persons named in the enclosed form of proxy intend to vote FOR the Resolution.**

Election of Directors

The Corporation's Articles of Continuance provide for the Board of Directors ("Board of Directors" or "Board") to consist of a minimum of three and a maximum of 25 directors. In accordance with the by-laws of the Corporation, the Board of Directors has fixed the number of directors to be elected to the Board of Directors at ten. The persons listed below will be nominated for election as directors. Each of the nominees below is a current director of the Corporation and has been since the date indicated. Each director is elected annually and will hold office until the next annual meeting of shareholders or until the director resigns or a successor is elected or appointed.

Unless a proxy specifies that the shares it represents should be withheld from voting in respect of the election of directors or voted in accordance with the specification in the proxy, the persons named in the enclosed form of proxy intend to vote FOR the election of the nominees whose names are set out below.

Management of the Corporation does not expect that any of the nominees will be unable to serve as a director. However, if, for any reason, at the time of the Meeting any of the nominees are unable to serve, and unless otherwise specified, it is intended that the persons designated in the form of proxy will vote in their discretion for a substitute nominee or nominees.

The following table and notes provide information about the nominees for election as directors:

Name and Municipality of Residence	Position with the Corporation or Principal Occupation	Director Since	Common Shares of the Corporation Owned or Controlled(1)	Deferred Share Units Held(2)
M. SHÂN ATKINS(3)(4)(5) .... Barrington, Illinois, USA	Managing Director, Chetrum Capital LLC	July 8, 2005	—	568
KRYSTYNA HOEG(6) .... Toronto, Ontario, Canada	President & CEO, Corby Distilleries Limited	February 8, 2006	—	—
HOLGER KLUGE(6)(7) .... Toronto, Ontario, Canada	Corporate Director	February 8, 2006	5,000	—
EVA L. KWOK(3)(8) .... Vancouver, British Columbia, Canada	Chair & CEO, Amara International Investment Corp.	October 6, 2004	4,000	740
DEAN METCALF(3)(9) .... Toronto, Ontario, Canada	Vice President, Teachers' Private Capital, Ontario Teachers' Pension Plan Board	July 11, 2000	1,000	—
GLENN K. MURPHY .... Toronto, Ontario, Canada	Chairman and Chief Executive Officer of the Corporation	June 18, 2001	600,000	—
HON. DAVID PETERSON, P.C., Q.C.(6)(10) .... Toronto, Ontario, Canada	Chairman and Senior Partner, Cassels Brock & Blackwell LLP	February 8, 2006	—	—
DEREK RIDOUT(4)(11)(12) .... Toronto, Ontario, Canada	Corporate Director	July 8, 2005	2,000	621
LESLEE J. THOMPSON(4) ...... Toronto, Ontario, Canada	Vice President, Health Systems Strategies, Medtronic of Canada Ltd.	September 1, 2002	5,000	1,158
DAVID M. WILLIAMS(9)(13) ..... Toronto, Ontario, Canada	Corporate Director	September 30, 2003	1,500	3,162

(1) The information as to Common Shares beneficially owned or over which control or direction is exercised, is not within the knowledge of the Corporation and has been furnished by each of the nominees.

(2) Includes Deferred Share Units credited to the account of such Director nominee pursuant to the Corporation's Deferred Share Unit Plan for Non-Employee Directors described under "Directors' Compensation Arrangements" on page 18 of this Circular.

(3) Member of Nominating and Governance Committee.

(4) Member of Compensation Committee.

(5) Was Executive Vice President at Sears Roebuck and Co. until March 2001 and Managing Director at Atkins/Erbs Investments (predecessor to Chetrum Capital LLC) from April 2001 to December 2003.

(6) Elected to fill the vacancies created by Paul E. Raether and James H. Greene, Jr. who resigned as Board members effective November 4, 2005 and Joshua Bekenstein who resigned as a Board member effective February 8, 2006.

(7) Was a director of vLinx Inc., a private Canadian company, until April 12, 2002, which was petitioned into bankruptcy on April 15, 2002. vLinx Inc. developed technology and software to facilitate international trade.

(8) Was a director of Air Canada which filed for protection under the *Companies' Creditors Arrangement Act* ("CCAA") on April 1, 2003 and exited from CCAA protection on September 30, 2004.

(9) Member of Audit Committee.

(10) Was a director of YBM Magnex International, Inc. ("YBM") when the Ontario Securities Commission issued cease trade orders in May 1998. YBM was delisted from the Toronto Stock Exchange on December 15, 1998.

(11) Was a director of Silcorp Limited which filed for protection under the CCAA in June 1992 and exited from CCAA protection on December 15, 1995.

(12) Was interim CEO of Perigee Investment Council Inc. (now Legg Mason Canada Inc.) from February 2001 to May 2003.

(13) Was appointed acting Lead Director of the Corporation effective October 6, 2005.

Schedule "A" to this Circular sets out a brief biography of each nominee including all other corporate board positions currently held by each of them. Additional information about the Board of Directors, including a summary of the attendance of the directors at Board and Committee meetings, is set out under the heading Corporate Governance beginning on page 20 of this Circular.

Compensation of Directors

Directors of the Corporation, excluding the Chairman and Chief Executive Officer, are eligible to receive an annual fee of $50,000 for their services as directors. Annual compensation for the Lead Director of the Corporation is set at 50% of the annual compensation payable to each director of the Corporation; such compensation is in addition to the compensation payable to the Lead Director as a director of the Corporation. Non-employee directors of the Corporation may elect to defer all or a portion of their director's fees to be earned in the following year under the Corporation's Deferred Share Unit Plan for Non-Employee Directors. If so elected, the Corporation will credit to the director's account such number of deferred share units (each equivalent in value to a Common Share) equal to the amount of the fees deferred, divided by the fair market value of the Common Shares as determined in accordance with the Plan on the date of the award. Upon the director ceasing to be a member of the Board of Directors, the director shall receive a cash amount equal to the number of deferred share units in his or her account multiplied by the fair market value of the Common Shares as determined in accordance with the Plan on the date the director ceases to be a member of the Board of Directors, or on a later date selected by the director, which shall in any event be a date prior to the end of the following calendar year. See also "Directors' Compensation Arrangements" on page 18 of this Circular.

Effective January 2, 2005, the Chair of each of the Audit Committee and the Compensation Committee of the Board of Directors receives $10,000 per annum payable semi-annually in cash or deferred share units and any director who is required to travel for more than four hours of scheduled travel from his or her usual place of business to attend a Board or committee meeting receives $1,200 for each travel day. Directors are also reimbursed for expenses incurred in attending Board of Directors and committee meetings or otherwise in the performance of their duties to the Corporation. In 2005, Mr. McKenna received $4,041 for serving as Lead Director of the Board of Directors and Mr. Williams received $5,910 for serving as Lead Director of the Board of Directors effective October 6, 2005.

Currently, there are nine non-employee directors, including one former director, who hold an aggregate of 540,000 previously granted options. Such options are exercisable in three equal instalments on the first, second and third anniversary of the date of grant at an exercise price of $18.00 per share for Mr. Bekenstein, who resigned from his position as a director of the Corporation effective February 8, 2006, at an exercise price of $23.35 for Ms. Thompson, at an exercise price of $26.95 for Mr. Williams, at an exercise price of $34.14 for Ms. Kwok, at an exercise price of $41.80 for Ms. Atkins and Mr. Ridout and at an exercise price of $44.02 for Messrs. Kluge and Peterson and Ms. Hoeg. Mr. Metcalf declined the offer of these time-based options. See also "Non-Employee Director Stock Option Agreements" on page 18 of this Circular. In 2005, Messrs. Raether and Greene, who resigned from their positions as directors of the Corporation in 2005, and Mr. Davis, who is not standing for re-election at the 2006 Annual Meeting, each exercised their options at an exercise price of $18.00. Mr. McKenna, who also resigned from his position as a director of the Corporation in 2005, exercised his options at an exercise price of $23.48.

Share Ownership Guidelines

In order to better align director interests with shareholder interests, share ownership guidelines have been recently adopted for members of the Board of Directors. Commencing in 2005, directors are required to own at least $200,000 in Common Shares and/or deferred share units. To facilitate compliance with these ownership guidelines, current directors and subsequently any new directors will be allowed to accumulate the requisite number of Common Shares and/or deferred share units over a four year period, with at least 50% of a director's remuneration to be directed towards meeting this obligation until such time as the obligation is satisfied.

THE COMPENSATION COMMITTEE

The Corporation's executive compensation program is administered by the Compensation Committee of the Board of Directors. Part of the mandate of the committee is to address the remuneration of the officers of the Corporation. The members of the Compensation Committee are Derek Ridout, M. Shân Atkins and Leslee J. Thompson. Kim Davis resigned as a member of the Compensation Committee effective May 11, 2005. James H. Greene, Jr. and Paul E. Raether resigned as members of the Compensation Committee effective October 6, 2005. Presently, none of the members of the committee is an officer or an employee or former officer or employee of the Corporation or any of its subsidiaries. The committee meets at least four times annually, or more often as needed. In fiscal 2005, the committee met five times. Additional information relating to the mandate of the Compensation Committee is included on page 26 of this Circular.

REPORT OF THE COMPENSATION COMMITTEE

The Corporation's executive compensation program has the objectives of attracting and retaining highly qualified executives, motivating their performance and aligning the interests of executives with the interests of the Corporation's shareholders. Compensation under the program is linked to achieving both current and longer-term goals of the Corporation and to optimizing returns to shareholders. Accordingly, a significant portion of executives' compensation is based upon the Corporation's success in meeting aggressive performance goals and appreciation in the Corporation's share price. A secondary purpose of the Corporation's executive compensation program is to promote retention of key executives.

The Compensation Committee conducts an annual review of the Corporation's executive compensation program, including compensation of the Chief Executive Officer, to ensure that the program continues to meet the stated objectives. This review primarily compares the Corporation's program with those of selected comparable companies. The Compensation Committee believes that this review process provides an effective, ongoing evaluation of the program relative to current industry practice and facilitates appropriate and timely adjustments to the program.

The key elements included in determining the total compensation of executive officers, including the Chairman and Chief Executive Officer, during 2005 were annual salary, annual bonus awards and share incentive awards. The Compensation Committee's policies with respect to each of these elements for 2005 and for compensation of the Chairman and Chief Executive Officer are described below. The Compensation Committee does not aim to achieve any predetermined weighting of the various components comprising total compensation. The compensation framework is structured to provide executives with the opportunity for a competitive level of pay based on the Corporation's performance.

Annual Salaries

Salaries for executive officers are determined by evaluating the responsibilities of each executive's position, as well as the experience and knowledge of the individual, with a view to internal equity and the competitive marketplace. The Corporation compares against Canadian industries with annual revenues exceeding $3 billion and targets annual salaries to be between the 50th and 75th percentile of the range for this comparison group. Adjustments are made periodically to maintain salary levels that are consistent with the foregoing.

224

Annual Bonus Plan

In order to relate executive compensation to the performance of the Corporation, executive officers and senior management employees of the Corporation and certain of its subsidiaries participate in an annual bonus plan under which cash awards have been made based primarily on certain corporate performance targets for the year. For 2005, under this plan, executive officers were eligible to receive cash awards based on a maximum prescribed percentage of base salary (up to 50% in the case of Senior Vice Presidents, up to 60% in the case of Executive Vice Presidents, up to 75% in the case of the Chief Financial Officer and up to 125% in the case of the Chairman and Chief Executive Officer). The minimum standards required to qualify for awards, together with the criteria used to determine awards under the plan, the participants and their respective rates of participation, are established annually by the Compensation Committee. The Compensation Committee establishes aggressive performance targets with the objective of rewarding executive officers and senior management with a bonus proportionate to the success of the Corporation in achieving these targets. In 2005, the Corporation's performance targets for the executive officers and senior management included achieving established targets for the Corporation's (i) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"); (ii) increase in store sales; and (iii) capital expenditure program, as well as specific individual goals. Based on actual 2005 performance in relation to these targets, executive officers participating in the annual bonus plan received between 86.50% and 90.25% of their total potential bonus. In addition, executive officers and senior management along with other employees of the Corporation were eligible to receive additional bonus amounts for contributions arising from exceptional circumstances not contained within the terms of the annual bonus plan. In 2005, additional bonus amounts were paid which represented 3.6% of the annual bonus plan payments.

Share Incentive Plan

The Corporation's Share Incentive Plan (the "Share Plan") was established to align executive compensation with returns to shareholders and to provide long term incentives to executive officers and senior management employees of the Corporation and its subsidiaries. See the description of the Share Plan on page 16 of this Circular under "Long Term Compensation Arrangements". The Compensation Committee has approved a formula for the granting of awards under the Share Plan at the time of hire and supplements the initial award, as appropriate, with advancement or in other relevant circumstances. Generally, awards to executives under the Share Plan vest over a five year period and the Compensation Committee considers the amount and terms of outstanding awards when determining whether and how many new option grants to make.

Due to the transition to the new LTIP (described below), there were no awards made under the Share Plan in respect of the 2005 fiscal year.

Long Term Incentive Plan

In 2005, the Corporation introduced a Long Term Incentive Plan ("LTIP") designed to permit the Corporation to provide compensation opportunities to employees that encourage share ownership and reward superior long term performance. Under the LTIP, employees are eligible to receive an award of share units, equivalent in value to a Common Share of the Corporation. Awards are based primarily upon the achievement of specified financial targets set by the Corporation. Upon vesting, awards are payable in Common Shares purchased on the secondary market by the administrator of the plan. See also the description of the LTIP on page 17 of this Circular under "Long Term Compensation Arrangements".

In February 2006, 49 senior management employees received awards under the LTIP based upon performance targets achieved in the 2005 performance period. While both the Share Plan and the LTIP are designed to align the interests of executives with those of shareholders, the Corporation plans to replace grants made to executives under the Share Plan with annual awards under the LTIP on a going forward basis, except in special circumstances.

225

Compensation of the Chairman and Chief Executive Officer

The performance of the Chairman and Chief Executive Officer is evaluated annually by the Compensation Committee and is a factor in determining changes to his compensation. The key criteria against which the Chairman and Chief Executive Officer is evaluated are achievement of corporate objectives, increased shareholder value, EBITDA performance and growth, the development and implementation of strategic priorities and the development of the senior management team. In addition, the Compensation Committee annually considers the compensation paid to chief executive officers of other North American retailers and Canadian companies of a comparable size in order to assess the competitiveness of the Chairman and Chief Executive Officer's compensation. The Corporation targets to remunerate the Chairman and Chief Executive Officer at the 75th percentile of the range of total remuneration paid to such individuals by corporations in the comparison group.

In 2005, the annual salary of Mr. Murphy, the Chairman and Chief Executive Officer, was increased 50% commencing July 1, 2005. This adjustment followed the conclusion of the existing two year salary arrangement and is set to apply for the next two years. The Compensation Committee determined that this salary adjustment was consistent with the industry compensation benchmarks reviewed by the Compensation Committee and was warranted in view of Mr. Murphy's contribution to the Corporation in terms of leadership in the management of the Corporation and its subsidiaries, increases in shareholder value and the effective development and growth of the Corporation. The Compensation Committee was assisted in its determination of the salary adjustment through a comprehensive analysis by an independent compensation consultant. The incentive eligibility of Mr. Murphy was set at the same level in 2005 as in 2004, except that, for purposes of determining his total bonus for 2005, his incentive was calculated as if the annual salary increase referenced above had been in effect since the beginning of fiscal 2005.

Mr. Murphy's initial compensation package was established during the course of negotiations with the Compensation Committee in connection with his appointment as Chairman and Chief Executive Officer and is reviewed on an annual basis by the Compensation Committee. Upon being hired Mr. Murphy was required to purchase 600,000 Common Shares and was granted stock options in an amount equal to two times the number of Common Shares purchased. The award level is appropriate for his level of responsibility and is one of the ways in which the Compensation Committee aligns Mr. Murphy's compensation with the Corporation's share price. Upon being hired Mr. Murphy also received an interest-free loan from the Corporation which required annual repayments and was for a seven-year term; this loan has been fully repaid. Mr. Murphy is entitled to receive a bonus under the Corporation's annual bonus plan in addition to his base salary. Payment of the annual bonus is dependent upon annual performance of the Corporation assessed as described above and achievement of specific goals established for Mr. Murphy by the Compensation Committee. For 2005, Mr. Murphy's specific goals included achievement of defined targets in (i) increasing private label penetration; (ii) succession planning; (iii) Board of Directors development; and (iv) increasing Québec market share. Based on the performance of the Corporation in achieving the performance targets and Mr. Murphy's level of achievement of his specific goals for 2005, Mr. Murphy received 89.13% of his potential bonus. Mr. Murphy also received awards under the LTIP in respect of fiscal 2005 performance measures as set out in the Summary Compensation Table. See also the description of the LTIP on page 17 of this Circular under "Long Term Compensation Arrangements".

Submitted on behalf of the Compensation Committee:

Derek Ridout (Chair)
M. Shân Atkins

Leslee J. Thompson

PERFORMANCE GRAPH

The following graph compares the total cumulative shareholder return for $100 invested in Common Shares of the Corporation, which trade on the Toronto Stock Exchange ("TSX") under the symbol SC, on December 28, 2001, the last trading day of the Corporation's 2001 fiscal year, with the cumulative total return, including dividend reinvestment, of the S&P/TSX Composite Total Return Index for the period from December 28, 2001 through to December 30, 2005, the last trading day of the Corporation's 2005 fiscal year.



$240.00
$200.00
$160.00
$120.00
$80.00
Cumulative Total Return ($)
$236.91
$157.95
28-Dec-01
27-Dec-02
2-Jan-04
31-Dec-04
30-Dec-05
SC
TSX Composite Total Market Return

Last day of trading for year-end	December 28, 2001		December 27, 2002		January 2, 2004		December 31, 2004		December 30, 2005	
	Value of $100 Invested on December 28, 2001	% Change over prior year	Value of $100 Invested on December 28, 2001	% Change over prior year	Value of $100 Invested on December 28, 2001	% Change over prior year	Value of $100 Invested on December 28, 2001	% Change over prior year	Value of $100 Invested on December 28, 2001	% Change over prior year
SC	$100.00	—	$129.68	29.7%	$160.91	24.1%	$199.30	23.9%	$236.91	18.9%
S&P TSX Composite Total Return Index	$100.00	—	$ 87.47	– 12.5%	$112.18	28.3%	$127.25	13.4%	$157.95	24.1%

EXECUTIVE COMPENSATION

The following table provides a summary of the compensation earned in respect of the Corporation's fiscal years ended December 31, 2005, January 1, 2005 and January 3, 2004 by the Corporation's Chairman and Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers who were serving as executive officers of the Corporation on December 31, 2005 (the "Named Executive Officers" or "NEOs").

		Annual Compensation[1]			Long Term Compensation			
					Awards		Payouts	
NEO Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)[1]	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)[2]	LTIP Payouts ($)	All Other Compensation ($)[3]
GLENN MURPHY, Chairman and Chief Executive Officer	2005	1,001,644[4]	1,336,883	31,588	—	2,400,000	—	43,092
	2004	800,000	1,059,322	31,480	—	—	—	42,810
	2003	712,500	1,085,463	30,689	—	—	—	54,526
GEORGE HALATSIS, Executive Vice President and Chief Financial Officer	2005	450,000	327,002	17,974	—	337,500	—	—
	2004	425,000	348,175	17,613	—	—	—	38,892
	2003	400,000	323,301	16,735	—	—	—	48,778
TIMOTHY MCALEECE, Executive Vice President, Operations	2005	285,010	169,204	13,797	—	213,758	—	7,480
	2004	260,000[5]	156,177	13,343	—	—	—	8,221
	2003	235,000	145,709	13,237	—	—	—	16,444
ANDREW FAAS,[6] Executive Vice President, Corporate Development	2005	268,000	143,917	14,918	—	201,000	—	—
	2004	268,000	174,113	14,886	—	—	—	—
	2003	260,000	180,260	14,712	—	—	—	3,711
BRIAN RELPH,[7] Executive Vice President, Peers Relations	2005	250,000	133,126	14,727	—	—	—	—
	2004	250,000	153,762	14,695	—	—	—	—
	2003	245,000	166,015	14,553	—	—	—	4,140

(1) Includes car allowance and benefit program credits.

(2) Under the Corporation's Long Term Incentive Plan, which was implemented in November 2005, awards were granted in February 2006 to the NEOs set out above based upon fiscal 2005 performance measures. The Corporation also intends to report the awards included in the Summary Compensation Table above in its management proxy circular for fiscal 2006 in the form set out in Section 3.1 of Form 51-102F6.

(3) Includes imputed interest benefits from loans provided to the Named Executive Officers.

(4) Mr. Murphy's salary was increased from $800,000 to $1,200,000 per annum effective July 1, 2005.

(5) Mr. McAleece's salary was increased from $245,000 to $275,000 effective July 5, 2004.

(6) Mr. Faas relinquished his role as Executive Vice President, Corporate Development on December 31, 2005. Mr. Faas will be continuing with the Corporation to assist the Chair of the Board and the Chair of the Compensation Committee in succession planning for the Board of Directors and management of the Corporation, including selected development activities for executive management.

(7) Mr. Relph retired from the Corporation effective January 31, 2006.

The following table sets forth information concerning the exercise of options during the fiscal year ended December 31, 2005 and the value at December 31, 2005 of unexercised in-the-money options held by each of the Named Executive Officers.

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Named Executive Officer	Securities, Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at Financial Year-End ($) Exercisable/ Unexercisable(1)
GLENN MURPHY	—	—	960,000/240,000	36,940,800/9,235,200
GEORGE HALATSIS	—	—	210,000/140,100	5,638,500/3,761,685
TIMOTHY MCALEECE	20,000	712,200	92,500/37,500	3,550,150/1,439,250
ANDREW FAAS	300,000	10,811,000	300,000/0	11,694,000/0
BRIAN RELPH	207,000	7,470,330	393,000/0	15,319,140/0

(1) Based on $43.98, the closing price of the Common Shares on the Toronto Stock Exchange on December 30, 2005, which was the last trading day in the Corporation's 2005 fiscal year.

Pension Plan and Supplemental Pension Benefits

The Named Executive Officers participate in the Pension Plan for Executives of Shoppers Drug Mart Inc., a registered defined benefit pension plan, and the Shoppers Drug Mart Inc. Supplementary Pension Plan, an unregistered defined benefit pension plan (collectively, the "Pension Plans").

The Pension Plans provide a combined monthly pension benefit equal to 2% of highest 36-month average 12-month salary (excluding bonus) times years of credited service, limited to 70% of average 12-month salary (excluding bonus) immediately prior to retirement. The pension benefit is reduced by 5% per year that retirement occurs before age 60, but is unreduced from age 57 for employees whose combined years of age plus pensionable service is at least 80. The pension benefit is further reduced by the pension (if any) payable from a pension plan in which employees of the Corporation's predecessor entity participated prior to February 2000 (the "Predecessor Plan"). The pension benefit is payable for life with 60 guaranteed monthly payments and 60% continuance to the surviving spouse.

The table below provides the annual pension benefit at various years of credited service and levels of remuneration, without reduction for early retirement or for pensions payable from the Predecessor Plan.

Pension Plans Table

	Years of Service				
Remuneration($)	15	20	25	30	35
125,000	37,500	50,000	62,500	75,000	87,500
150,000	45,000	60,000	75,000	90,000	105,000
175,000	52,500	70,000	87,500	105,000	122,500
200,000	60,000	80,000	100,000	120,000	140,000
225,000	67,500	90,000	112,500	135,000	157,500
250,000	75,000	100,000	125,000	150,000	175,000
300,000	90,000	120,000	150,000	180,000	210,000
350,000	105,000	140,000	175,000	210,000	245,000
400,000	120,000	160,000	200,000	240,000	280,000
500,000	150,000	200,000	250,000	300,000	350,000
600,000	180,000	240,000	300,000	360,000	420,000
700,000	210,000	280,000	350,000	420,000	490,000
800,000	240,000	320,000	400,000	480,000	560,000
900,000	270,000	360,000	450,000	540,000	630,000
1,000,000	300,000	400,000	500,000	600,000	700,000

As at January 1, 2006, Mr. Murphy had 4.5 years of credited service, Mr. Halatsis had 3.8 years of credited service, Mr. Faas had 7.5 years of credited service, Mr. McAleece had 4.1 years of credited service and Mr. Relph had 26.7 years of credited service. As at January 1, 2006, the annual pension payable at normal retirement (age 65) from the Predecessor Plan was $35,894 for Mr. Relph and $2,741 for Mr. Faas. Messrs. Murphy, Halatsis and McAleece did not participate in the Predecessor Plan.

Employment Agreements

Messrs. Murphy, Halatsis, Faas and Relph have each entered into an agreement with the Corporation providing for, among other things, industry standard covenants in favour of the Corporation, including covenants not to compete with the Corporation or solicit its employees for employment for a period of two years following termination of employment, as well as confidentiality covenants. These agreements provide for the executive's annual base salary and bonus, and for certain pension and other benefits (see chart above under "Executive Compensation" for detailed amounts of such compensation). These agreements also provide that, upon termination of the executive by the Corporation without cause or by the executive in certain circumstances, the executive is entitled to a severance payment of 200% of the salary and bonus amounts paid to the executive in respect of the year in which the termination occurs. Mr. McAleece has a similar agreement with the Corporation, except that the non-compete/non-solicitation covenant is for a term of one year following termination of employment and the severance payment is 100% of annual base salary only (excluding bonus). Additionally, the employment agreements for Messrs. Murphy and Halatsis provide that each of them is entitled to receive benefits for two years following termination or until comparable benefits are received from a subsequent employer. As well, Mr. Murphy's employment agreement provides for full and immediate vesting of all pension benefits upon termination.

Severance Agreements

The Corporation has entered into agreements which provide for severance payments to 17 members of the senior management committee of the Corporation in the event of a change of control of the Corporation (the "Severance Agreements"). The Corporation believes that the terms of the Severance Agreements are consistent with those given to senior management of other widely-held Canadian companies and recognize the need to retain key executives and to protect them from employment interruption in the event of a change of control.

For the purposes of the Severance Agreements, a change of control generally means, the acquisition of the beneficial ownership of or the right to exercise control or direction over securities of the Corporation representing 50% or more of the then issued and outstanding voting securities of the Corporation by a person or group of persons (as defined in the *Canada Business Corporations Act*). A change of control would include, but is not limited to, an amalgamation of the Corporation with another entity, an acquisition by take-over bid, an issuance or exchange of securities or the sale or assignment of all or substantially all of the assets of the Corporation. However, none of the foregoing events, or those set out in the Severance Agreements, will constitute a change of control where such event occurs as a result of an internal reorganization or restructuring of the Corporation and a majority of the Board of Directors approves a resolution providing expressly that such event shall not constitute a change of control.

Pursuant to the Severance Agreements, in the event that within a period of twelve months following the effective date of a change of control of the Corporation, an executive's employment is terminated by the Corporation without cause or by the executive for good reason, the Corporation will provide and pay to the executive benefits for a 24 month period, two times the executive's base salary at termination and two times the annual short term incentive bonus awarded (as averaged over the preceding three years). In addition, the executive will be credited with an additional two years of service for the purposes of calculating benefits accrued by the executive under the Pension Plans.

LONG TERM COMPENSATION ARRANGEMENTS

The following table summarizes as of December 31, 2005, the security based compensation plans pursuant to which equity securities of the Corporation may be issued.

Security Based Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#) (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#) (c)
Security based compensation plans approved by securityholders	—	—	—
Security based compensation plans not approved by securityholders			
2000 Plans and 2001 Plan	3,040,473	5.37	Nil
Share Incentive Plan	1,384,890	24.14	11,618,851
Total	4,425,363		

Predecessor Security Based Compensation Arrangements

2000 Stock Purchase and Option Plans

Under the 2000 Stock Purchase and Option Plans (the "2000 Plans"), employees, officers and Associates (pharmacists licensed to operate Shoppers Drug Mart/Pharmaprix stores) were eligible to receive stock options, and/or stock appreciation rights ("SARs") or to purchase shares, as determined by the Compensation Committee in such numbers and on such terms, including vesting, as determined by the Compensation Committee. Option or SAR grants were not transferable and had a maximum term of ten years from the effective date of the grants under the 2000 Plans. In the event of a merger, acquisition, liquidation or dissolution involving the Corporation, the Committee is entitled to limit the exercise of any grant, terminate such grant, or make any changes to the kind and amount of securities or cash equivalent for which the grant is exercisable.

The number of options granted to optionees under the 2000 Plans was split, in equal proportions, between performance-based and time-based vesting criteria. Generally, the time-based options vested and were exercisable in five equal annual instalments beginning on the first anniversary of the date of grant and the performance-based options vested and were exercisable in five equal annual instalments beginning on the first anniversary of the date of grant, provided that the Corporation achieved specified earnings-based performance targets. If an optionee's performance-based options did not vest and become exercisable in any of the years following the date of the grant, the optionee could "catch-up" in any of the following years, on a cumulative basis, if the performance targets were met in subsequent years. The performance-based options would vest and become fully exercisable at the original exercise price on the ninth anniversary of the date of grant (provided that they had not otherwise terminated), whether or not the performance targets were achieved. Subject to certain prior events of expiry, such as the termination of an optionee's employment for cause, all options will expire under the 2000 Plans on the tenth anniversary of the applicable date of grant.

In addition, the Corporation provided employees with an interest free loan up to the amount of the purchase price of the Common Shares, which loan must be repaid by the employee within seven years from the date the loan was made. An employee who sells any Common Shares is required to apply any proceeds first to repay such loan. If an employee was terminated or resigned, the employee loan would mature and be payable either 75 days (if terminated for cause) or 90 days (if terminated without cause) from the date of termination. In the event of death or permanent disability, the employee loan was payable one year from the date of death or permanent disability.

2001 Employee Share Purchase Plan

Upon the expiry of the 2000 Plans, the 2001 Employee Share Purchase Plan (the "2001 Plan") was implemented, replicating the terms of the 2000 Plans in all material respects.

There remain an aggregate of 2,600,473 options outstanding under the 2000 Plans and the 2001 Plan (together the "Predecessor Plans"). The Predecessor Plans have been terminated and were replaced by the Share Incentive Plan (discussed below) with the result that although the Predecessor Plans continue to govern the outstanding options, no new grants of securities shall be made under such plans.

Share Incentive Plan

In November 2001, the Corporation established a Share Incentive Plan (the "Share Plan") to replace the Predecessor Plans. Under the Share Plan, the Board of Directors of the Corporation may, in its discretion, grant from time to time stock options, shares, performance shares, performance share units, SARs and any other share-based awards not inconsistent with the Share Plan, to directors, officers, employees and consultants of the Corporation and its subsidiaries and to Associates and their employees (collectively, "Eligible Participants").

The aggregate number of Common Shares which may be issued from treasury under the Share Plan or reserved for issuance upon the exercise of stock options, SARs or other awards under the Share Plan and all other established or proposed share compensation arrangements shall not exceed 20,000,000 Common Shares. Of such 20,000,000 Common Shares, 2,000,000 Common Shares may be issued under the Share Plan or reserved for issuance in connection with the grant to Eligible Participants of performance shares. The Corporation may satisfy obligations under the Share Plan by acquiring Common Shares in the market. The number of Common Shares which may be reserved for issuance from treasury pursuant to options or rights granted pursuant to the Share Plan, together with Common Shares reserved for issuance from treasury under any other employee-related plan of the Corporation or options for services granted by the Corporation, shall not exceed 10% of the aggregate issued and outstanding Common Shares and with respect to the issuance of such Common Shares to any one person, shall not exceed 5% of the aggregate issued and outstanding Common Shares.

The exercise price of options shall be designated by the Board of Directors at the time of the award and for any stock option issued under the Share Plan, may not be less than the weighted average trading price of the Common Shares on the TSX on the five (5) trading days immediately preceding the date of grant. Options or SARs issued under the Share Plan may be exercised during a period determined under the Share Plan, which may not exceed 10 years. The exercise of options or SARs may be subject to vesting conditions, including specific time schedules for vesting and performance-based conditions such as share price and financial results.

The Board may grant SARs either alone or in conjunction with the granting of an option. Where SARs are granted on a stand alone basis, the Eligible Participant will receive, upon exercise of the SARs, an amount equal to the number of SARs exercised, multiplied by the excess of the fair market value of a Common Share on the exercise date over the fair market value of a Common Share on the date of grant of the SARs. Where SARs are granted in conjunction with options, the same formula will be applied except that the amount will be calculated in relation to exercise price of the related options. Applicable award amounts may be paid at the Corporation's option in cash or Common Shares having an aggregate value equal to the net amount, provided that where there has been an award of both SARs and options, the options are otherwise exercisable on the date of exercise of the SARs. Upon the exercise or expiry of a SAR, the related option, if any, shall be cancelled. Upon the exercise or expiry of an option, any related SAR shall be cancelled.

The Share Plan also provides that, unless otherwise determined by the Board of Directors, options and SARs will terminate within specified time periods following the termination of the relationship between an Eligible Participant and the Corporation, a subsidiary of the Corporation or an Associate. If an Eligible Participant's employment with or engagement by the Corporation or appointment to the Board is terminated for cause, each of the Eligible Participant's unexercised options or SARs shall immediately terminate and all performance shares, performance units and all other amounts credited to his or her performance account shall be forfeited and the Eligible Participant will not receive any payment for the current performance period. Moreover, generally, options, SARs or any other awards granted under the Share Plan may only be exercised during the lifetime of the Eligible Participant and may not be assigned or transferred except to family members in accordance with TSX rules and as specified in the Share Plan.

Options shall become immediately exercisable as to 100% of the Common Shares subject to such option immediately prior to a change of control and all restrictions on transfer of Common Shares shall be released. For the purposes of the Share Plan, a change of control generally means, the acquisition of the beneficial ownership of or the right to exercise control or direction over securities of the Corporation representing 50% or more of the then issued and outstanding voting securities of the Corporation by a person or group of persons (as defined in the *Canada Business Corporations Act*). A change of control would include, but is not limited to, an amalgamation of the Corporation with another entity, an acquisition by take-over bid, an issuance or exchange of securities or the sale or assignment of all or substantially all of the assets of the Corporation. However, none of the foregoing events, or those set out in the Share Plan, will constitute a change of control where such event occurs as a result of an internal reorganization or restructuring of the Corporation and a majority of the Board of Directors approves a resolution providing expressly that such event shall not constitute a change of control.

The Board and the Compensation Committee, subject to any regulatory or required shareholder approval, have the power under the Share Plan to amend or terminate the Share Plan, provided that such amendment or termination shall not adversely affect the existing entitlements of a participant which have accrued prior to the date of the amendment or termination. As of March 21, 2006, there were options to purchase 1,440,555 Common Shares issued by the Corporation under the Share Plan and 11,515,389 Common Shares remaining available for awards under the Share Plan.

Amendments to Security Based Compensation Arrangements

In 2005, pursuant to the terms of the Predecessor Plans, the Share Plan and the Non-Employee Director Stock Option Agreements (collectively, the "Arrangements"), the Board authorized the amendment of the change of control provision contained in such Arrangements. Prior to the amendment, the change of control definition contained in the Arrangements referenced changes to the controlling shareholder group, which are no longer applicable. The revised change of control definition (as described above) is consistent with and reflects the Corporation's evolution from a corporation which was initially controlled by a group of institutional investors to a widely held public corporation. The Board has the power to amend the Arrangements subject to any approval required by applicable law or share exchange rules, and upon the agreement, where applicable, of the parties to such Arrangements. Since the amendments are of a "housekeeping nature", the Board has determined that shareholder approval of the amendments is not required under the rules of the TSX.

Long Term Incentive Plan

The Corporation has approved a Long Term Incentive Plan ("LTIP") which is designed to provide employees of the Corporation and its affiliates with the opportunity to acquire units equivalent in value to a Common Share of the Corporation ("Share Units") to enable them to participate in the long term success of the Corporation and to promote a greater alignment of their interests with those of the Corporation's shareholders.

The LTIP is administered by the Compensation Committee. Subject, in most instances, to the achievement by the Corporation of an annual performance target, eligible employees ("Participants") will be eligible to receive an award of Share Units equivalent in value to a percentage of the Participant's base salary determined from time to time by the Compensation Committee. The Participant's account will be credited with dividend equivalents in the form of additional Share Units in respect of normal cash dividends. Share Units vest over a three year period in equal instalments, beginning on December 1 in the year of the award and thereafter, on the first and second anniversaries of that date. The LTIP is not a treasury based compensation arrangement. On the final vesting date of awards under the LTIP, the Corporation will calculate the aggregate dollar value of the award and will arrange for the purchase of and delivery to the Participant of the number of Common Shares that may be purchased with the aggregate dollar value (less applicable withholding taxes). If the Common Shares are not publicly traded at the relevant time such that the market value cannot be determined, the value of the Common Shares shall be determined by the Compensation Committee, or the Board of Directors, acting in good faith.

In certain circumstances, including voluntary resignation, retirement or termination without cause, all of the Participant's unvested Share Units shall terminate without payment. If a Participant's employment is terminated for cause, all Share Units whether vested or not will terminate immediately without payment. In the event of termination due to death, all unvested Share Units previously granted will immediately vest. If a Participant becomes disabled, as defined in the LTIP, Share Units will continue to vest unless the Participant ceases to be disabled but does not resume his or her position with the Corporation within 90 days of ceasing to be disabled. In such event, all unvested Share Units will terminate without payment.

Vesting of Share Units may be accelerated upon a change of control of the Corporation, as defined in the LTIP, and all restrictions, if any, on the transfer of the securities by the Participant will be released.

DIRECTORS' COMPENSATION ARRANGEMENTS

Deferred Share Unit Plan for Non-Employee Directors

The Corporation established a Deferred Share Unit Plan for Non-Employee Directors (the "DSUP") in 2001 to provide non-employee directors with the opportunity to acquire deferred share units. The DSUP allows directors to participate in the long term success of the Corporation and promotes a greater alignment of interests between the non-employee directors and shareholders.

The DSUP is administered by the Compensation Committee. Under the DSUP, a non-employee director has the right to elect to receive his or her director's retainer for the calendar year paid in whole or in part in deferred share units ("Deferred Share Units") which are units, each equivalent in value to a Common Share, credited on the books of the Corporation. If the director elects to be paid in Deferred Share Units, the Corporation will credit to the director's account the number of Deferred Share Units equal to the amount of the fees deferred, divided by the fair market value of the Common Shares as determined in accordance with the DSUP on the date of the award. The director's account will be credited with dividend equivalents in the form of additional Deferred Share Units in respect of normal cash dividends. If the Common Shares are not publicly traded on the TSX at the relevant time such that the award value cannot be determined as set out above, the value of the Deferred Share Units will be determined by the Compensation Committee, acting in good faith. Deferred Share Units are non-transferable, except to a director's estate in the event of his or her death, as provided for in the DSUP.

Upon the director ceasing to be a member of the Board of Directors, the director will receive a cash amount equal to the number of Deferred Share Units in his or her account multiplied by the fair market value of the Common Shares as determined in accordance with the DSUP on the date the director ceases to be a member of the Board of Directors, or on a later date selected by the director, which shall in any event be a date prior to the end of the following calendar year. Upon the death of a director prior to the distribution of the Deferred Share Units credited to the director's account, the director's estate will receive a cash amount calculated in the same way as at the date of death or at the date selected by the estate of the director.

If the Board of Directors chooses to amend or suspend the DSUP, such amendment or suspension will not affect previously granted Deferred Share Units. If the Board of Directors terminates the DSUP, no new Deferred Share Units (other than those issued as credit for dividend payments) will be issued but previously credited Deferred Share Units shall be paid out in accordance with the terms of the DSUP.

Non-Employee Director Stock Option Agreements

Pursuant to the Corporation's Share Plan and the terms of the Non-Employee Director Stock Option Agreements (the "Agreements") entered into with certain directors, the Corporation has granted to each participating director 60,000 options to purchase Common Shares on the terms specified in the Agreements. See also "Compensation of Directors" on page 6 of this Circular.

In 2005, pursuant to the terms of the Agreements, the Board authorized the acceleration of vesting of the unvested portion, equal to one-third of the stock options held by Mr. McKenna, upon his resignation from the Board. The Board has the power to amend the Agreements subject to any approval required under applicable law or share exchange rules, and upon written agreement of the parties to such Agreements. Shareholder approval of the amendment outlined above is not required under the rules of the TSX.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The following table shows the aggregate amount of all indebtedness to the Corporation of all executive officers, directors, employees and former executive officers, directors and employees of the Corporation or any of its subsidiaries as of March 21, 2006.

AGGREGATE INDEBTEDNESS		
Purpose	To the Corporation or its Subsidiaries ($)	To Another Entity
Share purchases	1,239,688	—
Other	1,227,265	—

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS UNDER SECURITIES PURCHASE AND OTHER PROGRAMS

The following table shows the details of indebtedness owed by directors and executive officers of the Corporation in connection with their acquisition of Common Shares of the Corporation and non-share purchase programs.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS UNDER (1) SECURITIES PURCHASE AND (2) OTHER PROGRAMS

Name and Principal Position	Involvement of Corporation or Subsidiary	Largest Amount Outstanding During Fiscal 2005 ($)	Amount Outstanding as at March 21, 2006 ($)	Financially Assisted Securities Purchases During Fiscal 2005 (#)	Security for Indebtedness	Amount Forgiven During Fiscal 2005 ($)
Securities Purchase Programs(1)						
JOHN CAPLICE, Senior Vice President, Treasurer and Investors Relations	Lender	190,289(2)	146,437	Nil	Pledge of 96,937 Common Shares	Nil
SUSAN SHAW, Senior Vice President, Human Resources & Organizational Development	Lender	151,136(3)	118,000	Nil	Pledge of 42,290 Common Shares	Nil
KEVIN WHIBBS, Senior Vice President, Logistics and Supply Chain	Lender	111,421(4)	80,431	Nil	Pledge of 5,277 Common Shares	Nil
Other Programs						
TIMOTHY MCALEECE, Executive Vice President, Operations	Parent Corporation of Lender	250,000	250,000(5)	Nil	Nil	Nil

(1) All loans under securities purchase programs are used to acquire Common Shares, are non-interest bearing and are made for a term of 7 years. Unless otherwise specified, loans advanced under securities purchase programs are all on substantially similar terms with repayments tied to annual incentive.

(2) The loan matures July 15, 2008.

(3) Two loans, the first loan matures August 31, 2008 and the second loan matures November 22, 2011.

(4) Two loans, the first loan matures July 5, 2009 and the second loan matures November 22, 2011.

(5) Personal loan with an outstanding balance of $250,000, forgivable on November 12, 2006, upon completion of 5 years of employment.

CORPORATE GOVERNANCE

The Corporation and its Board of Directors recognize the importance of corporate governance to the effective management of the Corporation and to its shareholders and other stakeholders. The Corporation's approach to significant corporate governance issues has been, and continues to be, designed with a view to ensuring that the business of the Corporation is effectively managed to enhance long term shareholder value. The Corporation has implemented certain structures and procedures to ensure that effective corporate governance practices are followed and that the Board of Directors functions independently of management. Prior to March 2005, the directors reviewed and considered the Corporation's corporate governance framework with a view to complying with the guidelines of the TSX and, more recently, with Multilateral Instrument 52-110 ("MI 52-110") pertaining to audit committees.

On June 30, 2005, National Instrument 58-101, Disclosure of Corporate Governance Practices ("NI 58-101") was proclaimed into force and National Policy 58-201, Corporate Governance Guidelines ("NP 58-201"), was adopted with the objective of providing greater transparency to Canadian capital markets regarding issuers' corporate governance practices.

The following sets out the Corporation's overview of its corporate governance practices as assessed in the context of NI 58-101 and NP 58-201. This overview has been prepared by the Nominating and Governance Committee (the "Governance Committee") of the Board and has been approved by the Board of Directors.

Board of Directors

The Board of Directors is responsible for the overall stewardship of the business and affairs of the Corporation, including overseeing the Corporation's strategic planning and direction. The Board discharges its responsibilities directly and through committees. In fulfilling its responsibilities, the Board delegates day-to-day authority to management of the Corporation, while reserving the ability to review management decisions and exercise final judgment on any matter. The Board reviews and approves on an annual basis the corporate objectives developed and adopted by the Chairman and Chief Executive Officer ("CEO") and the senior management team.

The Board of Directors is currently comprised of eleven directors, one member of which, Mr. Davis, will not be standing for re-election at the 2006 Annual Meeting. The Board of Directors has resolved that effective May 4, 2006, the number of directors to be elected to the Board of Directors shall be fixed at ten. Of the ten directors nominated for election, the Board has determined that nine are independent as that term is defined in NI 58-101 and NP 58-201. Mr. Murphy is the only director who is not independent, by virtue of his position as the Corporation's CEO.

In 2005, the Board changed the director election process in order to promote enhanced director accountability. Previously, shareholders were given the option of voting for or withholding their votes from an entire slate of director nominees. However, the new director election process provides shareholders with the right to vote for or to withhold their votes in respect of individual director nominees. This new process will encourage individual board members to be more diligent in the performance of their duties by providing shareholders with the right to vote for individual directors based on their individual performance as a director or withhold their votes for a director who fails to meet the standards required by the shareholders.

As part of its mandate, the Board, with input from the Governance Committee, reviews on an annual basis the contributions of its directors and considers whether the current composition of the Board promotes effectiveness and efficiency in its decision-making. Mr. Bekenstein, who had been initially appointed in 2000 when the Shoppers Drug Mart/Pharmaprix business was acquired by a private equity group, resigned from the Board effective February 8, 2006. Mr. Davis, who has also been a director since February 2000, is not standing for re-election at the 2006 Annual Meeting. Ms. Atkins and Mr. Ridout were appointed to the Board on July 8, 2005 and will be standing for election for the first time at the Annual Meeting. Messrs. Peterson and Kluge, and Ms. Hoeg, as discussed below, were appointed to the Board on February 8, 2006 and each is standing for election to the Board for the first time at the Annual Meeting. The Board is of the view that the proposed size of the Board of ten directors allows for a diversity of experience and knowledge and is the appropriate size to foster and promote effective decision making and oversight as a Board.

The Board has established procedures to enable it to function independently of management and to facilitate open and candid discussion among the independent directors. The Board has formalized in its Board Mandate the requirement for *in camera* non-management director meetings to be held at each quarterly Board meeting and they do so more often as required. Although the Chairman of the Board is not an independent director, in accordance with the Board Mandate, Mr. Williams was appointed acting lead director of the Board ("Lead Director") on October 6, 2005 to provide leadership to the Board where the joint roles as Chairman and CEO would potentially be in conflict. The Lead Director is responsible for ensuring the appropriate organization, content and flow of information to the Board, that all concerns of the directors are addressed, that the Board operates independently of management and that the directors have an independent leadership contact. In addition, all committees of the Board are composed entirely of independent directors. Independent directors are also able to engage in informal discussions outside of regularly scheduled directors' meetings.

Where warranted, directors have the ability to engage outside advisors at the Corporation's expense to assist in the fulfillment of their duties.

Summary of Attendance of Directors during Fiscal 2005

The following tables summarize the meetings of the Board and its committees held during fiscal 2005 and the attendance of individual directors at such meetings. Directors are expected to attend all meetings and each director generally attends all meetings, subject to occasional scheduling conflicts.

Type of Meeting Held	Number of Meetings
Board of Directors	9
Audit Committee	6
Nominating and Governance Committee	2
Compensation Committee	5

Director	Board Meetings Attended	Committee Memberships	Committee Meetings Attended
GLENN K. MURPHY	9 of 9		
JOSHUA BEKENSTEIN(1)	9 of 9		
KIM DAVIS(2)	9 of 9	Audit Compensation Nominating and Governance	6 of 6 2 of 2 2 of 2
JAMES H. GREENE, JR.(3)	7 of 9	Compensation	3 of 4
EVA L. KWOK	8 of 9	Nominating and Governance	2 of 2
HON. FRANK MCKENNA, P.C., Q.C.(4)	1 of 1		
DEAN METCALF(5)	8 of 9	Audit Nominating and Governance	0 of 0 2 of 2
PAUL E. RAETHER(6)	9 of 9	Audit Compensation	6 of 6 4 of 4
LESLEE J. THOMPSON	9 of 9	Compensation	5 of 5
DAVID M. WILLIAMS	9 of 9	Audit	6 of 6
M. SHÂN ATKINS(7)(8)(9)	3 of 4	Compensation Nominating and Governance	1 of 1 0 of 0
DEREK RIDOUT(7)(8)	4 of 4	Compensation	1 of 1

(1) Resigned from the Board of Directors effective February 8, 2006.

(2) Resigned from the Compensation Committee effective May 11, 2005.

(3) Resigned from the Compensation Committee effective October 6, 2005 and resigned from the Board of Directors effective November 4, 2005.

(4) Resigned from the Board of Directors and as Lead Director effective March 1, 2005.

(5) Appointed to the Audit Committee on November 4, 2005. Subsequent to his appointment, the Audit Committee held no further meetings in 2005.

(6) Resigned from the Compensation Committee effective October 6, 2005 and resigned from the Audit Committee and from the Board of Directors effective November 4, 2005.

(7) Appointed to the Board of Directors on July 8, 2005. Subsequent to their appointments, the Board of Directors met four times in 2005.

(8) Appointed to the Compensation Committee on October 6, 2005. Subsequent to their appointments, the Compensation Committee met once in 2005.

(9) Appointed to the Nominating and Governance Committee on November 4, 2005. Subsequent to her appointment, the Nominating and Governance Committee held no further meetings in 2005.

Board Mandate

The Board of Directors adopted a new mandate in March 2006 which is attached as Schedule "B" to this Circular. The Board Mandate sets out the Board's responsibilities in relation to: its oversight responsibilities of the business and affairs of the Corporation; its own organizational matters; financial and strategic planning; monitoring of financial performance and other financial reporting matters; risk management; and communications with stakeholders. The mandate is designed to assist the Board in clarifying its responsibilities so that both the Board and management understand the Board's role in oversight of the Corporation and ensuring effective communication between the Board and management.

The strategic planning process is initiated by the Corporation's CEO and is developed with input from senior management. The Board discharges its responsibility by reviewing, discussing and approving the Corporation's financial and strategic plans and organizational structure on an annual basis and supervising management to oversee that the financial and strategic plans and the Corporation's organizational structure enhance and preserve the business of the Corporation and its underlying value. Any changes in the Corporation's financial and strategic plans throughout the year are submitted to the directors. The Board also monitors management's implementation of the strategy to ensure its success.

The Board has the responsibility for approving the appointment of the CEO and his or her annual compensation and for reviewing with the CEO all other senior management appointments. The Board also oversees the implementation of succession planning programs, including programs to appoint, train and monitor senior management.

Position Descriptions

The Board Mandate outlines the primary responsibilities of the Chairman of the Board and, as applicable, the Lead Director, regarding the efficient organization and operation of the Board and its committees. The Chairman or the Lead Director, as applicable, is also responsible for ensuring effective communication between the Board and management and that the Board effectively carries out its mandate. The Chairman and CEO has specific responsibility for succession planning for senior management, for monitoring the performance of senior management and for making recommendations to the Board with respect to the selection of individuals to occupy senior officer positions. The responsibilities of each committee chair are also set out in each committee's charter.

While the Board has not adopted a formal position description for the CEO, the corporate objectives which the CEO is responsible for are determined by strategic and financial plans approved by the directors. Performance of the CEO is assessed against the achievement of these strategic and financial plans. At least annually, the Compensation Committee reviews and approves the corporate goals and objectives relevant to the CEO's compensation, evaluates the CEO's performance in light of these goals and objectives and recommends to the Board for approval the CEO's compensation package.

Disclosure Policy

The Board has approved a Disclosure Policy that is designed to ensure the timely dissemination of all material information. The Disclosure Policy designates certain employees as authorized spokespersons of the Corporation and establishes disclosure guidelines for determining whether information is material and how it is to be disclosed. The Disclosure Policy also includes procedures designed to avoid selective disclosure. Disclosed information is released through mailings to shareholders, newswire services, the general media and the Corporation's website on the internet. The Corporation maintains a formal investor relations process to respond to shareholder questions and concerns. The Board and the Audit Committee as required, approve the statutory disclosure documents prior to their distribution to shareholders. The Board of Directors reviews the Disclosure Policy on an annual basis.

Orientation and Continuing Education

The Governance Committee oversees the Corporation's orientation process for newly elected members of the Board and assists the Board in the implementation of this program. When new directors are appointed, they receive an orientation through meetings with senior management and other members of the Board to familiarize themselves with the business of the Corporation and their responsibilities as directors. As part of this orientation process, and depending on the new directors' experience, the Chairman of the Board explains the role of the Board, its committees and the expectations of directors in respect of contribution and time commitment. All directors have access to members of management and are provided with materials describing the Corporation's operations, strategic plans and financial results, including historical public information, general industry information, and prior minutes of meetings of applicable committees of the Board. On a regular basis, members of management are asked to make presentations to the directors on topics related to the Corporation's business. Updates on the Corporation's business are also provided to the directors on a regular basis.

Ethical Business Conduct

As part of the Corporation's commitment to effective corporate governance, all directors, officers and employees of the Corporation and its subsidiaries must act in accordance with the Corporation's Codes of Business Conduct (the "Codes"). The Codes have been adopted by the Board of Directors and senior management and require every officer, director and employee to observe high standards of business and personal ethics as they carry out their duties and responsibilities. The Codes set forth guidelines, policies and procedures which comprise the core compliance principles applicable to all employees and officers and to directors of the Corporation, and address ethical conduct, conflicts of interest and compliance with the law. The Code for employees and officers is administered by the Corporation's Executive Vice President, Legal Affairs, General Counsel and Secretary and by the Senior Vice President, Human Resources and Organizational Development and the Code for the directors is administered by the Corporation's Executive Vice President, Legal Affairs, General Counsel and Secretary. The Audit Committee also oversees and monitors the Codes, and reports to the Board on the implementation and monitoring of the Codes and all matters that arise related to their provisions, including any departures or waivers that are granted. A copy of each Code is available on SEDAR at www.sedar.com.

In addition, in accordance with MI 52-110, the Audit Committee Charter requires that the Audit Committee ensure that there are procedures in place for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Nomination of Directors

The Governance Committee is responsible for proposing new director nominees and for assessing directors. As noted below, the committee is composed of all independent directors, as that term is defined under NI 58-101 and NP 58-201.

As part of its mandate, the committee determines the criteria, objectives and procedures for selecting Board members. In this process, the committee considers factors such as independence, integrity, skills, expertise, breadth of experience, knowledge about the Corporation's business and a willingness to devote adequate time and effort to the Board's responsibilities. The committee actively seeks individuals qualified to become members of the Board and recommends such individuals to the Board for nomination for election to the Board by the shareholders or for appointment by the Board to fill a vacancy. The committee also reviews potential candidates for the Board suggested to it and reports to the Board regarding the results of such review.

Compensation of Directors

The composition and responsibilities of the Compensation Committee, which determines directors' compensation, are described more fully below. The table below sets forth information regarding options to purchase Common Shares granted to directors of the Corporation, in their capacity as directors, during the fiscal year of the Corporation ended December 31, 2005.

Name	Common Shares Under Options Granted	Exercise Price ($/Security)	Market Value of Common Shares Underlying Options on Date of Grant ($/security)	Expiration Date
M. Shân Atkins	60,000	$41.80	$41.80	July 21, 2015
Derek Ridout	60,000	$41.80	$41.80	July 21, 2015

Committees of the Board of Directors

The Board of Directors has established three standing committees of the Board and delegates certain of its enumerated responsibilities to each of the committees. Notwithstanding this delegation, the Board retains its oversight function and ultimate responsibility for all matters delegated to committees. Each committee is composed entirely of independent directors.

The three standing committees of the Board are: the Audit Committee, the Nominating and Governance Committee and the Compensation Committee. A brief summary of each of the committee mandates follows.

Audit Committee

The current Chair of the Audit Committee is Mr. Davis and the current Audit Committee members are Messrs. Davis, Metcalf and Williams. On March 21, 2006, the Board of Directors passed a resolution that, subject to their re-election as directors of the Corporation, effective May 4, 2006, the Chair of the Audit Committee will be Mr. Kluge and the members of the Audit Committee will be Messrs. Kluge and Metcalf and Ms. Hoeg.

The committee is comprised of three independent directors and is mandated to assist the Board in fulfilling applicable public company obligations respecting audit committees and its oversight responsibilities with respect to financial reporting. The committee assists the Board in overseeing, among other matters, the work of the Corporation's external auditors, the integrity of the Corporation's financial statements and financial reporting process, the qualifications and independence of the external auditors and the work of the Corporation's financial management and external auditors in these areas. The committee also provides an open avenue of communication between the external auditors, the Board, management and the Corporation. The committee reviews and recommends to the Board for approval, the Corporation's annual and interim consolidated financial statements and related management's discussion and analysis, selected disclosure documents including the Corporation's Annual Information Form and any other financial statements required by regulatory authorities, before they are released to the public or filed with the appropriate regulators.

The Chair of the committee holds an M.B.A. from Harvard Business School and, as a director of several large corporations, has regularly been called upon to analyse and evaluate financial statements. The other members of the Audit Committee are all financially literate. An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

Through the Audit Committee, the directors monitor the principal financial risks and the implementation of the Corporation's risk-management systems. The non-financial risks are monitored by the Board. Such principal risks and the implementation of systems to manage these risks are disclosed in the management's discussion and analysis section of the Corporation's Annual Report.

The Audit Committee, in consultation with the Corporation's external auditors, considers and reviews the integrity of the Corporation's financial reporting processes, both internal and external, and the adequacy of the Corporation's internal corporate controls, including computerized systems controls and security.

The Audit Committee reviews its charter at least annually and recommends changes to the Board with respect to its charter, as necessary.

Audit Committee information is contained in the Corporation's Annual Information Form ("AIF") for the year ending December 31, 2005 in the section "Audit Committee Information" on page 24 of the AIF. Audit Committee information includes the charter, committee composition, relevant education and experience of individual members, financial literacy of members, committee oversight, if any, of pre-approval policies and procedures, and external auditor service fees by category. The AIF is available on SEDAR at www.sedar.com.

Nominating and Governance Committee

The current Nominating and Governance Committee members are Messrs. Davis and Metcalf, Ms. Kwok and Ms. Atkins. On March 21, 2006, the Board of Directors passed a resolution that, subject to their re-election as directors of the Corporation, effective May 4, 2006, the Chair of the Nominating and Governance Committee will be Mr. Peterson and the members of the Nominating and Governance Committee will be Messrs. Peterson and Williams and Ms. Atkins.

The committee is currently comprised of four members, all of whom are independent directors. The committee is responsible for developing the Corporation's approach to corporate governance issues and is charged with enhancing the Corporation's governance through an ongoing assessment of the Corporation's approach to corporate governance. The committee is mandated by the Board to: develop, recommend and annually review corporate governance guidelines for the Corporation and to oversee corporate governance matters; coordinate an annual evaluation of the Board; identify individuals qualified to become Board members and recommend such individuals to the Board for nomination for election to the Board; and make recommendations to the Board concerning committee appointments.

The committee is responsible to monitor the relationship between management and the Board, and to review the Corporation's governance structures to ensure that the Board is able to function independently of management.

The committee has the authority to retain advisors where the committee determines such advisors are necessary to assist in the proper discharge of its mandated responsibilities. The committee reviews its charter and recommends changes to the Board with respect to it, as necessary.

Compensation Committee

The current Chair of the Compensation Committee is Mr. Ridout and the current Compensation Committee members are Mr. Ridout, Ms. Thompson and Ms. Atkins. On March 21, 2006, the Board of Directors passed a resolution that, subject to their re-election as directors of the Corporation, effective May 4, 2006, the Chair of the Compensation Committee will continue to be Mr. Ridout and the members of the Compensation Committee will be Mr. Ridout, Ms. Kwok and Ms. Thompson.

The Compensation Committee is currently comprised of three members, all of whom are independent directors. The committee is charged with overseeing the administration of the Corporation's compensation plans, discharging the Board's responsibilities relating to the compensation of the Corporation's executives, reviewing and making recommendations on director compensation and preparing the Corporation's annual report of the Compensation Committee and disclosure of executive compensation as required by securities laws. The committee periodically reviews director compensation policies in light of market conditions, industry practices and risks, and the responsibilities involved in being an effective director.

As part of its oversight of the implementation of the Corporation's compensation plans, the committee will review and make recommendations to the Board with respect to the adoption or amendment of incentive compensation and equity-based plans for the Corporation. At least annually, for the CEO and other senior executives of the Corporation, the committee reviews and approves the corporate goals and objectives relevant to their compensation and evaluates their performance in light of these goals and objectives. The committee approves the compensation for the senior executives and makes recommendations to the board respecting approval of the CEO's compensation package. In setting compensation, the committee considers all factors it deems relevant, including the Corporation's performance and relative shareholder return, the value of similar incentive awards to those with similar responsibilities at comparable companies and the awards given by the Corporation in prior years.

In fulfilling its responsibilities, the committee has the authority to retain and terminate any compensation consultant for assistance in the evaluation of executive officer or director compensation and has the authority to approve the consultant's fees and other retention terms. The committee also has the authority, without seeking Board approval, to obtain advice and assistance from other advisors as it deems advisable in carrying out its responsibilities under its charter.

The committee reviews its charter and recommends changes to the Board with respect to it, as necessary.

Board and Committee Assessments

The Lead Director and the Chairman of the Board conduct informal evaluations annually of the Board, all Board committees and each individual director to determine whether they are functioning effectively and meeting their objectives and goals and make recommendations, as appropriate, to the Nominating and Governance Committee for changes to the composition of the Board. The Nominating and Governance Committee also conducts evaluations of the Chairman of the Board and the Lead Director annually having regard for their position descriptions as set out in the Board Mandate.

ADDITIONAL INFORMATION

Additional documents, including copies of the most recent Annual Information Form of the Corporation (including any documents incorporated by reference therein), the audited financial statements of the Corporation for its most recently completed financial year, management's discussion and analysis and the interim financial statements of the Corporation, are available on SEDAR at www.sedar.com and are also available upon written request from the Executive Vice President, Legal Affairs, General Counsel and Secretary, Shoppers Drug Mart Corporation, 243 Consumers Road, Toronto, Ontario, Canada M2J 4W8. Financial information is provided in the Corporation's comparative financial statements and management's discussion and analysis for its most recently completed financial year.

DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board of Directors.

March 21, 2006

BRYNA GOLDBERG
Executive Vice President, Legal Affairs,
General Counsel and Secretary

SCHEDULE "A"

DIRECTORS' BIOGRAPHIES

M. SHÂN ATKINS, B.Comm., M.B.A., C.A., C.P.A.

Ms. Atkins is currently Managing Director of Chetrum Capital LLC, based in the Chicago area. She has extensive retail and business experience, both at the management and board levels. She held progressively senior positions with Sears Roebuck & Co. in Chicago, including a term as EVP of Strategic Initiatives, and she was a member of its Executive Committee. Prior to that Ms. Atkins was a Vice President and lead partner in the retailing practice of Bain & Company, based in Boston. Ms. Atkins is currently a director of The Pep Boys, a leading US auto parts and service retailer, and Spartan Stores, Inc., a regional grocery distributor and store operator in Michigan and Ohio. Ms. Atkins serves on the audit and nominating/governance committees of both these publicly traded companies. An Ontario native, Ms. Atkins holds a B.Comm. from Queen's University (Ontario) and an M.B.A. from Harvard University. She also has designations as a C.A. (Ontario) and a C.P.A. (Illinois).

KRYSTYNA T. HOEG, C.A., B.Comm., M.Sc., B.Sc.

Ms. Hoeg has been President and Chief Executive Officer of Corby Distilleries Limited since 1996. Prior to that she held senior positions with Allied Domecq Spirits and Wine and Hiram Walker and Sons Limited. Ms. Hoeg also serves on the Board of Directors of Corby Distilleries Limited, Sun Life Assurance Company of Canada and Sun Life Financial Inc. (where she chairs the Audit and Conduct Review Committee). Ms. Hoeg holds B.Comm. and M.Sc. degrees from the University of Windsor as well as a B.Sc. from McMaster University. She also has a designation as a C.A. (Ontario).

HOLGER KLUGE, M.B.A., B.Comm.

Mr. Kluge is retired as President, Personal and Commercial Banking, Canadian Imperial Bank of Commerce. Mr. Kluge also serves on the Board of Directors of Hutchison Whampoa Limited, Hongkong Electric Holdings Limited and Husky Energy Inc. Mr. Kluge holds a B.Comm. from Sir George Williams University and an M.B.A. from Sophia University (Tokyo, Japan).

EVA KWOK, M.Sc.

Ms. Kwok has served as Chair and CEO of Amara International Investment Corp. since 1992. Prior to that, Ms. Kwok served in a variety of roles including President and Managing Director, Melcorp Mercantile Inc., Vice President of the Asian Pacific Foundation of Canada and President and CEO of the Saskatchewan Institute of Applied Science and Technology. From 1968 to 1988, Ms. Kwok taught at the University of Saskatchewan in progressively senior positions, becoming Dean of the College of Home Economics in 1986. Ms. Kwok also serves on the Board of Directors of CK Life Sciences Int'l., (Holdings) Inc., Bank of Montreal, Husky Energy Inc. and Cheung Kong Infrastructure Holdings Limited. Ms. Kwok holds a M.Sc. from the University of London.

DEAN METCALF, B.A., M.B.A.

Mr. Metcalf is a Vice President, Teachers' Private Capital, the private equity arm of the Ontario Teachers' Pension Plan Board, where he has worked since 1991. Prior to that Mr. Metcalf held positions with Standard Chartered Bank of Canada, Bank of Boston Canada and Heller Financial Corp. He is also a member of the Board of Directors of Yellow Pages Income Fund, Worldspan Technologies Inc., Maple Leaf Sports and Entertainment Ltd. and Doane Pet Care Company. Mr. Metcalf is a graduate of the ICD Corporate Governance College. Mr. Metcalf holds B.A. and M.B.A. degrees, both from York University.

GLENN MURPHY, B.A.

Mr. Murphy has been Chairman and Chief Executive Officer of Shoppers Drug Mart Corporation since 2001. Prior to joining the Corporation, Mr. Murphy was President and Chief Executive Officer of the retail division of Chapters Inc. following a 15 year period with Loblaw Companies Limited during which time he held positions of increasing responsibility, including terms as Executive Vice President of Loblaw's supermarket business and Chief Operating Officer of Provigo. Mr. Murphy earned his B.A. at the University of Western Ontario.

HON. DAVID R. PETERSON, B.A., LL.B., P.C., Q.C.

Mr. Peterson is a Senior Partner and Chairman of the law firm Cassels Brock & Blackwell LLP. Prior to that, he was Premier of the Province of Ontario from 1985 to 1990 and a member of the Ontario Provincial Parliament from 1975 to 1990. Mr. Peterson also serves on the Board of Directors of Rogers Communications Inc., Ivanhoe Cambridge Inc., Industrial-Alliance Insurance and Financial Services Inc., Broadband Learning Corp., Excapsa Software, Inc., Inscape Corporation, Silk Road Resources Ltd. and Oceanex Inc. (as Trustee). He is a Governor of the University of Toronto and a director of St. Michael's Hospital, the Shaw Festival and the Toronto Community Foundation. Mr. Peterson holds a B.A. from the University of Western Ontario and an LL.B. from the University of Toronto.

DEREK RIDOUT, H.B.A.

Mr. Ridout has a strong background in the Canadian retail marketplace, having served as President and CEO of Silcorp Limited from 1992 to 1999, prior to which he served as COO for two years. Prior to 1990, Mr. Ridout served as President of the Mac's Convenience Stores Division of Silcorp and as President of Seven-Up Canada Ltd. Most recently, Mr. Ridout was interim CEO of Perigee Investment Council Inc. (now Legg Mason Canada) from February 2001 to May 2003. Mr. Ridout currently serves on the Board of Directors of The Data Group Income Trust (where he is also Chairman), Richards Packaging Income Trust and Saxon Financial Inc. Mr. Ridout holds an H.B.A. from the Richard Ivey School of Business at The University of Western Ontario.

LESLEE THOMPSON, B.Sc.N., M.Sc.N., M.B.A.

Ms. Thompson is Vice President, Health Systems Strategies of Medtronic of Canada Ltd. where she has worked since early 2006. She has extensive health care industry experience and previous positions have included Vice President, Cancer Care Ontario and Chief Operating Officer of three major hospitals: Sunnybrook & Women's College Health Science Centre, the University Health Network's Toronto Western Hospital and Royal Alexandra Hospital in Edmonton, Alberta. Ms. Thompson is a graduate of the ICD Corporate Governance College. Ms. Thompson has a B.Sc.N. from Queen's University, a M.Sc.N. from the University of Toronto and an M.B.A. from the Richard Ivey School of Business at the University of Western Ontario.

DAVID WILLIAMS, C.G.A.

Mr. Williams recently retired as President and Chief Executive Officer of the Ontario Workplace Safety and Insurance Board. Prior to that Mr. Williams held senior executive and finance roles with George Weston Limited and Loblaw Companies Limited, including a term as Chief Financial Officer of Loblaw Companies Limited. Mr. Williams also serves on the Board of Directors of Canadian Apartment Properties REIT, Associated Brands Income Trust, Centerplate Inc. and Morrison & Lamothe Ltd. Mr. Williams is a graduate of the ICD Corporate Governance College. Mr. Williams has a designation as a C.G.A. (Ontario).

SCHEDULE "B"

BOARD MANDATE

SHOPPERS DRUG MART CORPORATION

MANDATE FOR THE BOARD OF DIRECTORS

The Board of Directors (the "Board") is elected by the shareholders and is responsible for the stewardship of the business and affairs of the Company. The Board shall discharge such responsibility by reviewing, discussing and approving the Company's strategic planning and organizational structure and supervising management to ensure that the strategic planning and organizational structure enhance and preserve the business of the Company and its underlying value.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Company must be paramount at all times.

DUTIES OF DIRECTORS

The Board discharges its responsibility for overseeing the management of the Company's business both directly and through its committees — the Audit Committee, the Nominating and Governance Committee and the Compensation Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. The Board's primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Company's strategic objectives with the goal of enhancing long term shareholder value. Other principal duties include, but are not limited to the following categories:

Appointment of Management

1. The Board is responsible for approving the appointment of the Chief Executive Officer and his or her annual compensation. The Board is also responsible for reviewing with the CEO all other senior management appointments.
2. The Board from time to time delegates to senior management the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits and material transactions outside the ordinary course of business are reviewed by and are subject to the prior approval of the Board.
3. The Board oversees that succession planning programs are in place, including programs to train and develop management.

Role of Chair/Lead Director

The Chair of the Board provides leadership to the Board to enhance Board effectiveness and oversees the relationship between the Board, management, shareholders and other stakeholders. A description of the specific responsibilities of the Chair are set out in Appendix A to this Board Mandate. While the role of the "lead director" is normally filled by the non-executive Chair of the Board, at any time when the Chair is an employee of the Company, the non-management directors shall select an independent director to carry out the functions of the lead director ("Lead Director"). The Lead Director will chair regular meetings of the non-management directors (which shall be held in conjunction with every regular meeting of the Board) and assume such other responsibilities as the non-management directors as a whole have designated, which may include some or all of the responsibilities of the Chair of the Board set out in Appendix A to this Board Mandate.

Board Organization

4. The Board will respond to recommendations received from the Nominating and Governance Committee and the Compensation Committee, but retains responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair of the Board, candidates nominated for

election to the Board, committee and committee chair appointments, committee charters and director compensation.

5. The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

Financial and Strategic Planning

6. The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the Company and its objectives and goals.

7. The Board is responsible for reviewing the business and strategic plans by which it is proposed that the Company may reach its goals and shall approve annually the Company's financial plan.

8. The Board is responsible for providing input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

9. The Board will consider alternate strategies in response to possible change of control transactions or take-over bids with a view to maximizing value for shareholders.

Monitoring of Financial Performance and Other Financial Reporting Matters

10. The Board is responsible for enhancing congruence between shareholder expectations, Company plans and management performance.

11. The Board is responsible for:

    (a) adopting processes for monitoring the Company's progress toward its strategic and operational goals, and to revise and alter its direction to management in light of changing circumstances affecting the Company; and

    (b) taking action when Company performance falls short of its goals or other special circumstances warrant.

12. The Board is responsible for approving the audited financial statements, interim financial statements and the notes and Management's Discussion and Analysis accompanying such financial statements.

13. The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Company's governing statute, including the payment of dividends, purchase and redemptions of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

Risk Management

14. The Board is responsible for the identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to the Company's shareholders. The Board is assisted by the Audit Committee which reviews risk management systems with senior management and the external auditors and reports to the Board on a regular basis.

Policies and Procedures

15. The Board is responsible for:

    (a) approving and monitoring compliance with all significant policies and procedures by which the Company is operated; and

(b) approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations and in accordance with ethical and moral standards.

16. The Board shall enforce its policy respecting confidential treatment of the Company's proprietary information and the confidentiality of Board deliberations.

Communications and Reporting

17. The Board has approved and will revise from time to time as circumstances warrant its Disclosure Policy to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the Canadian and international communities.

18. The Board is responsible for:

(a) overseeing the accurate reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis;

(b) overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

(c) taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company;

(d) reporting annually to shareholders on its stewardship for the preceding year; and

(e) overseeing the Company's implementation of systems which accommodate feedback from shareholders.

APPENDIX A

POSITION DESCRIPTION FOR THE CHAIR/LEAD DIRECTOR OF THE BOARD OF DIRECTORS

FUNCTION:

The prime responsibility of the Chair of the Board of Directors or the Lead Director, as applicable, is to provide leadership to the Board to enhance Board effectiveness. The Board has ultimate accountability for supervision of management of the Company. Critical to meeting this accountability is the relationship between the Board, management, shareholders and other stakeholders. The Chair or the Lead Director, as applicable, as the presiding member, must oversee that these relationships are effective, efficient and further the best interests of the Company.

SPECIFIC RESPONSIBILITIES:

In fulfilling his or her responsibility, the Chair or the Lead Director, as applicable, will:

1. oversee the Board's discharge of its duties assigned to it by law, in the constating documents of the Company and this Board Mandate;
2. take steps to foster the Board's understanding of its responsibilities and boundaries with management;
3. oversee the responsibilities delegated to all Board committees, including, but not limited to compensation, performance evaluations and internal control systems;
4. assist in reviewing and monitoring the long term business plan, strategies and policies of the Company and the achievement of their objectives;
5. establish procedures to govern the effective and efficient conduct of the Board's work;
6. schedule meetings of the Board and work with committee chairs to co-ordinate the schedule of meetings for committees;
7. organize and present agenda for Board meetings based on input from directors and management;
8. oversee the distribution of information to the Board in a manageable form, sufficiently in advance of the meeting;
9. preside over Board meetings and conduct the meetings in an efficient, effective and focussed manner;
10. help the Board fulfil the goals it sets by assigning specific tasks to members of the Board;
11. work with the committees appointed by the Board, so that they have a proper structure and appropriate assignments;
12. oversee the functions delegated to the committees and monitor the committees' work to see that these functions are carried out and results are reported to the Board;
13. oversee the appropriate communication of management strategy, plans and performance to the Board;
14. review the competencies, skills and personal qualities of each existing director, and the contributions made by the director to the effective operation of the Board and make recommendations, as appropriate, to the Nominating and Governance Committee for changes to the composition of the Board;
15. review the effectiveness of the Board and all Board committees to ensure they are functioning effectively and meeting their objectives and goals;
16. act as a liaison between the Board and management;
17. communicate with the senior officers of the Company so that they are aware of concerns of the Board, shareholders and other stakeholders;

18. review with the Nominating and Governance Committee and the Compensation Committee, as applicable, the succession plans relating to senior management of the Corporation, including the Chief Executive Officer, and make recommendations to the Board with respect to the selection of individuals to occupy these positions;
19. together with the Chief Executive Officer, represent the Company to external groups, including shareholders, creditors, consumer groups, local communities and all levels of government; and
20. carry out other duties as requested by the Board, as needs and circumstances arise.

SCHEDULE "C"

SHOPPERS DRUG MART CORPORATION

RESOLUTION TO BE PASSED BY THE SHAREHOLDERS

Confirmation of By-law No. 3B and repeal of By-law No. 1B and By-law No. 2B, as amended

RESOLVED THAT:

1. By-law No. 3B, being a by-law relating generally to the transaction of the business and affairs of the Corporation and which replaces the current by-laws of the Corporation, made by the Board of Directors of the Corporation on March 21, 2006, is confirmed without variation as a by-law of the Corporation.
2. The repeal of By-law No. 1B and By-law No. 2B, as amended, is approved.
3. Any director or officer of the Corporation is authorized to do all such things and execute all instruments and documents on behalf of the Corporation as such director or officer, in such director's or officer's sole discretion, considers necessary or desirable to carry out this resolution.

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SCHEDULE "D"

BY-LAW NO. 3B

a by-law relating generally to the transaction of the business and affairs of

SHOPPERS DRUG MART CORPORATION

(the "Corporation")

ARTICLE 1

DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1 Definitions

In this by-law and all other by-laws of the Corporation:

(a) "the Act" means the *Canada Business Corporations Act* or any statute which may be substituted therefor, including the regulations thereunder, as amended from time to time;

(b) "articles" means the articles of the Corporation, as defined in the Act, and includes any amendments thereto;

(c) "board" means the board of directors of the Corporation;

(d) "by-laws" means the by-laws of the Corporation in force as amended or restated from time to time;

(e) "director" means a director of the Corporation as defined in the Act;

(f) "meeting of shareholders" means an annual meeting of shareholders or a special meeting of shareholders;

(g) "non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the *Interpretation Act* (Canada);

(h) "officer" means an officer of the Corporation as defined in the Act; and

(i) "person" includes an individual, partnership, association, body corporate, trustee, executor, administrator or legal representative.

1.2 Interpretation

In this by-law and all other by-laws of the Corporation:

(a) words importing the singular include the plural and vice-versa; and words importing gender include all genders; and

(b) all words used in this by-law and defined in the Act shall have the meanings given to such words in the Act or in the related Parts thereof.

ARTICLE 2

GENERAL BUSINESS

2.1 Registered Office

The registered office of the Corporation shall be in the province within Canada specified in the articles and at such place and address therein as the board may from time to time determine.

2.2 Seal

The Corporation may have a seal which shall be adopted and may be changed by the board.

2.3 **Financial Year**

Until changed by the board, the financial year of the Corporation shall end on the Saturday closest to the 31st day of December in each year.

2.4 **Execution of Instruments**

Deeds, transfers, assignments, contracts, obligations, certificates and other instruments shall be signed on behalf of the Corporation by any director or officer or as otherwise directed by the board.

2.5 **Execution in Counterpart, by Facsimile, and by Electronic Signature**

(a) Subject to the Act, any instrument or document required or permitted to be executed by one or more persons on behalf of the Corporation may be signed by means of secure electronic signature (as defined in the Act) or facsimile;

(b) Any instrument or document required or permitted to be executed by one or more persons may be executed in separate counterparts, each of which when duly executed by one or more of such persons shall be an original and all such counterparts together shall constitute one and the same such instrument or document;

(c) Subject to the Act, wherever a notice, document or other information is required under the Act or the by-laws to be created or provided in writing, that requirement may be satisfied by the creation and/or provision of an electronic document.

Notwithstanding the foregoing, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed.

2.6 **Voting Rights in Other Bodies Corporate**

Any officer or director may execute and deliver proxies and take any other steps as in the officer's or director's opinion may be necessary or desirable to permit the exercise on behalf of the Corporation of voting rights attaching to any securities held by the Corporation. In addition, the board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.7 **Banking Arrangements**

The banking business of the Corporation, or any part or division of the Corporation, shall be transacted with such bank, trust company or other firm or body corporate as the board may designate, appoint or authorize from time to time and all such banking business, or any part thereof, shall be transacted on the Corporation's behalf by such one or more officers or other persons as the board may designate, direct or authorize from time to time and to the extent thereby provided.

ARTICLE 3

BORROWING

3.1 **Borrowing**

Without limit to the powers of the board as provided in the Act, the board may from time to time on behalf of the Corporation:

(a) borrow money upon the credit of the Corporation;

(b) issue, reissue, sell or pledge debt obligations of the Corporation;

(c) to the extent permitted by the Act, give, directly or indirectly, financial assistance to any person by means of a loan, a guarantee to secure the performance of an obligation or otherwise; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

3.2 Delegation

Subject to the Act, the board may from time to time delegate to a director, a committee of directors, an officer or such other person or persons so designated by the board all or any of the powers conferred on the board by section 3.1 or by the Act to such extent and in such manner as the board shall determine at the time of each such delegation.

ARTICLE 4

DIRECTORS

4.1 Duties of Directors

The board shall manage or supervise the management of the business and affairs of the Corporation.

4.2 Qualification

At least twenty-five per cent of the directors of the Corporation must be resident Canadians. However, if the Corporation has less than four directors, at least one director must be a resident Canadian.

4.3 Eligibility Requirements at Meetings

The board shall not transact business at a meeting, other than filling a vacancy in the board, unless at least twenty-five percent of the directors present are resident Canadians, or, if the Corporation has less than four directors, at least one of the directors present is a resident Canadian, except where

(a) a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and

(b) the required number of resident Canadian directors would have been present had that director been present at the meeting.

4.4 Quorum

A majority of the number of directors elected in office from time to time or, in the event that there are less than four directors, one director shall constitute a quorum for the transaction of business at any meeting of the board. Notwithstanding vacancies, a quorum of directors may exercise all of the powers of the board.

4.5 Calling of Meetings

Meetings of the board shall be held from time to time at the registered office of the Corporation or at any other place within or outside Canada, on such day and at such time as the board, the chairperson of the board, the chief executive officer or any two directors may determine.

4.6 Notice of Meetings

Notice of the time and place of each meeting of the board shall be given to each director not less than 48 hours before the time when the meeting is to be held and need not be in writing. A notice of meeting need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including, if required by the Act, any proposal to:

(a) submit to the shareholders any question or matter requiring the approval of the shareholders;

(b) fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c) issue securities;

(d) issue shares of a series under section 27 of the Act;

(e) declare dividends;

(f) purchase, redeem or otherwise acquire shares issued by the Corporation;

(g) pay a commission referred to in section 41 of the Act;

(h) approve a management proxy circular referred to in Part XIII of the Act;

(i) approve a take-over bid circular or directors' circular referred to in Part XVII of the Act;

(j) approve any financial statements referred to in section 155 of the Act; or

(k) adopt, amend or repeal by-laws.

4.7 First Meeting of New Board

Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting following the meeting of shareholders at which such board is elected.

4.8 Chairperson and Secretary

The chairperson of the board or, in the chairperson's absence, the lead director shall be chairperson of any meeting of the board. If none of these officers is present, the directors present shall choose one of their number to be chairperson. The secretary of the Corporation shall act as secretary at any meeting of the board and, if the secretary of the Corporation is absent, the chairperson of the meeting shall appoint a person who need not be a director to act as secretary of the meeting.

4.9 Votes to Govern

At all meetings of the board any question shall be decided by a majority of the votes cast on the question and in the case of an equality of votes the chairperson of the meeting shall not be entitled to a second or casting vote. Any question at a meeting of the board shall be decided by a show of hands unless a ballot is required or demanded.

4.10 Participation by Telephonic, Electronic or other Communication Facility

Subject to the Act, if all of the directors of the Corporation consent, a director may participate in a meeting of directors or of a committee of directors by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. A director's consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board held while the director holds office. A director participating in a meeting by such means shall be deemed to be present at that meeting.

4.11 Electronic Voting

Subject to the Act, a director participating in a meeting by telephonic, electronic or other communication facility in accordance with section 4.10 may vote by means of such facility.

4.12 Conflict of Interest

A director or officer of the Corporation who is a party to a material transaction or material contract, or proposed material transaction or material contract with the Corporation, is a director or an officer of, or acts in a capacity similar to a director or officer of, or has a material interest in any person who is a party to a material transaction or material contract or proposed material transaction or material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided in the Act. Except as provided in the Act, no such director of the Corporation shall vote on any resolution to approve any transaction. If a material transaction or material contract is made between the Corporation and one or more of its directors or officers, or between the Corporation and another person of which a director or officer of the Corporation is a director or officer or in which he has a material interest, the transaction is neither void nor voidable by reason only of that relationship, or by reason only that a director with an interest in the transaction or contract is

256

present at or is counted to determine the presence of a quorum at a meeting of directors or committee of directors that authorized the transaction, if the director or officer disclosed his interest in accordance with the provisions of the Act and the transaction or contract was approved by the directors or the shareholders and it was reasonable and fair to the Corporation at the time it was approved.

ARTICLE 5

COMMITTEES

5.1 Audit Committee

The directors shall appoint from among their number an audit committee whose composition and function will conform with applicable law. The audit committee shall have the functions provided in the Act.

5.2 Other Committees

The board may designate and appoint additional committees of directors and, subject to the limitations prescribed by the Act, may delegate to such committees any of the powers of the board.

5.3 Procedure

Subject to the Act and unless otherwise determined by the board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairperson and to regulate its procedure.

ARTICLE 6

OFFICERS

6.1 Appointment of Officers

The board may from time to time designate the offices of the Corporation, appoint persons to such offices, specify their duties and, subject to any limitations prescribed in the Act, may delegate to them powers to manage the business and affairs of the Corporation.

ARTICLE 7

PROTECTION OF DIRECTORS AND OFFICERS

7.1 Limitation of Liability

No director or officer shall be liable for:

(a) the acts, receipts, neglects or defaults of any other director, officer, employee or agent of the Corporation or any other person;

(b) any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by, for, or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be loaned out or invested;

(c) any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation, including any person, firm or corporation with whom any moneys, securities or other assets belonging to the Corporation shall be lodged or deposited;

(d) any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation;

(e) any other loss, damage or misfortune whatever which may happen in the execution of the duties of the director's or officer's respective office or in relation thereto,

unless the same shall happen by or through the director's or officer's failure to exercise the powers and to discharge the duties of the director's or officer's office honestly and in good faith with a view to the best interests of the Corporation, and in connection therewith, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or relieve such director or officer from liability for a breach of the Act.

7.2 Indemnity of Directors and Officers

(a) Subject to subsections (b) and (d) below, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

(b) The Corporation may not indemnify an individual under paragraph (a) unless the individual:

(i) acted honestly and in good faith with a view to the best interests of the Corporation or other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation's request, as the case may be; and

(ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful.

(c) The Corporation shall advance moneys to such individual for the costs, charges and expenses of a proceeding referred to in paragraph (a) provided such individual agrees in advance, in writing, to repay the moneys if the individual does not fulfill the conditions of paragraph (b), unless it is determined by a majority vote of a quorum of disinterested directors (or by independent legal counsel, if such a quorum is not obtainable) that the individual acted in bad faith or deliberately breached his or her duty to the Corporation and as a result it is more likely than not that the individual will not ultimately be entitled to indemnification.

(d) If required by an individual referred to in paragraph (a), the Corporation shall seek the approval of a court to indemnify such individual, or advance moneys to such individual as provided by paragraph (c), in respect of an action by or on behalf of the Corporation or other entity to procure a judgment in its favour, to which the individual is made a party because of the individual's association with the Corporation or other entity as described in paragraph (a), against all costs, charges and expenses reasonably incurred by the individual in connection with such action, but not including an amount paid to settle, or satisfy a judgment in, such action, if the individual fulfills the conditions set out in paragraph (b).

(e) An individual referred to in paragraph (a) is entitled to indemnity from the Corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual's association with the Corporation or other entity as described in paragraph (a), but not including an amount paid to settle or satisfy a judgment in such action, if the individual seeking indemnity:

(i) was not adjudged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

(ii) fulfills the conditions set out in paragraph (b).

(f) The Corporation is hereby authorized to execute agreements evidencing its indemnity in favour of the foregoing persons to the full extent permitted by law.

7.3 Indemnification of Others

Subject to the Act, the Corporation may indemnify such persons, other than those referred to in section 7.2, as the directors may determine, on such basis as the directors may determine.

7.4 Insurance

The Corporation shall purchase and maintain insurance for the benefit of an individual referred to in section 7.1 against any liability incurred by such individual:

(a) in the individual's capacity as a director or officer of the Corporation; or

(b) in the individual's capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the Corporation's request.

7.5 Indemnities Not Exclusive

Each of the provisions of this Article 7 shall be in addition to and not in substitution for or derogation from any rights to which any person referred to herein may otherwise be entitled.

ARTICLE 8

MEETINGS OF SHAREHOLDERS

8.1 Annual Meetings

Subject to the Act, the annual meeting of shareholders shall be held on such day and at such time in each year as the board, or the chairperson of the board, or the chief executive officer in the absence of the chairperson of the board, may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

8.2 Place of Meetings

Subject to the Act, meetings of shareholders shall be held at such place within Canada as the directors shall determine or at such place outside Canada as may be specified in the articles or agreed to by all of the shareholders entitled to vote at the meeting.

8.3 Notice of Meetings

Subject to the Act, notice of the time and place of each meeting of shareholders shall be sent not less than 21 days nor more than 60 days before the meeting to each shareholder entitled to vote at the meeting, to each director and to the auditor of the Corporation.

8.4 Participation in Meeting by Electronic Means

Subject to the Act and the consent of the directors, any person entitled to attend a meeting of shareholders may participate in the meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes available such a communication facility. A person participating in a meeting by such means shall be deemed to be present at the meeting.

8.5 Electronic Meetings

Subject to the Act and the consent of the directors, if the directors or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, those directors or shareholders, as the case may be, may determine that the meeting shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

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8.6 Chairperson and Secretary

The chairperson of the board or, in the chairperson's absence, the lead director shall be chairperson of any meeting of shareholders. If neither of these officers is present within 15 minutes after the time appointed for holding the meeting, the persons present and entitled to vote shall choose a chairperson from amongst themselves. The secretary of the Corporation shall act as secretary at any meeting of shareholders or, if the secretary of the Corporation be absent, the chairperson of the meeting shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by resolution or by the chairperson with the consent of the meeting.

8.7 Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those persons entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairperson of the meeting or with the consent of the meeting.

8.8 Quorum

A quorum of shareholders is present at a meeting of shareholders irrespective of the number of persons actually present at the meeting, if the holders of 20% of the shares entitled to vote at the meeting are present in person or represented by proxy, provided that a quorum shall not be less than two persons. A quorum need not be present throughout the meeting provided a quorum is present at the opening of the meeting.

8.9 Shareholder Representatives

A body corporate or association which is a shareholder of the Corporation may be represented at a meeting of shareholders by any individual authorized by a resolution of its directors or governing body and such individual may exercise on behalf of the body corporate or association which such individual represents all the powers it could exercise if it were an individual shareholder.

8.10 Time for Deposit of Proxies

The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours, exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, it shall have been received by the secretary of the Corporation or by the chairperson of the meeting or any adjournment thereof prior to the time of voting.

8.11 Voting

Any question at a meeting of shareholders shall be decided by a show of hands unless a ballot is required or demanded. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands has been taken upon a question, unless a ballot is so required or demanded, a declaration by the chairperson of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be, in the absence of evidence to the contrary, proof of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution.

8.12 Ballots

On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairperson may require, or any shareholder or proxyholder entitled to vote at the meeting may demand, a ballot. A ballot so required or demanded shall be taken in such manner as the chairperson shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which each person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon that question.

8.13 Electronic Voting

(a) Notwithstanding section 8.11, any person participating in a meeting of shareholders by telephonic, electronic, or other communication facility in accordance with section 8.4 and entitled to vote at the meeting may vote by means of the telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

(b) Any vote referred to in section 8.11 or 8.12 may be held entirely by means of a telephonic, electronic or other communication facility if the Corporation makes available such a communication facility, provided, in each case, that the facility:

(i) enables the votes to be gathered in a manner that permits their subsequent verification; and

(ii) permits the tallied votes to be presented to the Corporation without it being possible for the Corporation to identify how each shareholder or group of shareholders voted.

8.14 Casting Vote

In case of an equality of votes at any meeting of shareholders either upon a show of hands or upon a ballot, the chairperson of the meeting shall not be entitled to a second or casting vote.

ARTICLE 9

SECURITIES

9.1 Issuance

Subject to the Act and the articles, the board may from time to time issue or grant securities to purchase, or authorize the issue or grant of securities to purchase, any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine or authorize, provided that no share shall be issued until it is fully paid.

9.2 Securities Records

The Corporation shall maintain a register of shares and other securities in which it records the shares and other securities issued by it in registered form, showing with respect to each class or series of shares and other securities:

(a) the names, alphabetically arranged, and the latest known address of each person who is or has been a holder;

(b) the number of shares or other securities held by each holder; and

(c) the date and particulars of the issue and transfer of each share or other security.

9.3 Transfer Agents and Registrars

The directors may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers. One person may be appointed both registrar and transfer agent and the board may at any time terminate any such appointment.

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9.4 Non-recognition of Trusts

Subject to the Act, the Corporation may treat the registered owner of a share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payments in respect thereof and otherwise to exercise all the rights and powers of an owner of a share.

9.5 Security Certificates

Security certificates shall be signed by at least one of the following persons:

(a) any director or officer of the Corporation;

(b) a registrar, transfer agent or branch transfer agent of the Corporation or an individual on their behalf; or

(c) a trustee who certifies it in accordance with a trust indenture.

Signatures may be printed or otherwise mechanically reproduced on the security certificates and every such signature shall for all purposes be deemed to be the signature of the person whose signature it reproduces and shall be binding upon the Corporation. If a security certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the security certificate, notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the security certificate is as valid as if the person were a director or an officer at the date of its issue.

ARTICLE 10

DIVIDENDS AND RIGHTS

10.1 Dividends

Subject to the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

10.2 Dividend Cheques

A dividend payable in cash shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at such holder's address recorded in the Corporation's securities register, unless in each case such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their address recorded in the securities register of the Corporation. The mailing of such cheque, in such manner, unless the cheque is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

10.3 Non-receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

10.4 Unclaimed Dividends

Any dividend unclaimed after a period of two years from the date on which the dividend has been declared to be payable shall be forfeited and shall revert to the Corporation.

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ARTICLE 11

MISCELLANEOUS

11.1 Timing of Delivery of Notices

(a) Any notice, document or other information delivered to a director, officer, shareholder, auditor or member of a committee of the board by prepaid mail or personal delivery in accordance with the Act shall be deemed to be received at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing that the addressee did not receive the notice, document or other information at that time or at all.

(b) Subject to the Act, wherever a notice, document or other information is provided to a person in the form of an electronic document in accordance with section 2.5, such document shall be deemed to have been provided at the time it leaves an information system within the control of the originator or another person who provided it on behalf of the originator, and shall be deemed to have been received when it enters the information system designated by the addressee.

11.2 Waiver of Notice

Any shareholder (or such shareholder's duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive the provision of any notice or document, or waive or abridge the time for any notice or document, required to be provided to such person under any provision of the Act, the articles, the by-laws or otherwise and such waiver or abridgement shall cure any default in the provision or in the timing of such notice or document, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board, which may be given in any manner. Attendance of a director at a meeting of directors or of a shareholder or any other person entitled to attend a meeting of shareholders is a waiver of notice of the meeting except where such director, shareholder or other person, as the case may be, attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

11.3 Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise based thereon.

11.4 Invalidity

The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this by-law.

11.5 Effective Date

This by-law shall come into force upon approval by the directors.

11.6 Repeal

All other by-laws of the Corporation shall be repealed upon the coming into effect of this by-law. However, such repeal shall not affect the previous operation of such by-law or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to such by-law prior to its repeal. All officers and persons acting under such repealed by-law shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or board with continuing effect passed under such by-law shall continue in force until amended or repealed, except to the extent inconsistent with this by-law.

ENACTED by the board of directors on ______________________, 2006.

____
Bryna Goldberg
Executive Vice-President, Legal Affairs, General
Counsel and Secretary

CONFIRMED by the shareholders, without variation, on ______________________, 2006.

____
Bryna Goldberg
Executive Vice-President, Legal Affairs, General
Counsel and Secretary

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Exhibit II.2(e)

MATERIAL CHANGE REPORT

1. **Name and Address of Company**

Shoppers Drug Mart Corporation ("Shoppers")
243 Consumers Road
Toronto, ON M2J 4W8

2. **Date of Material Change**

February 8, 2006

3. **News Release**

A press release was issued by Shoppers on February 8, 2006 through the facilities of Canada Newswire.

4. **Summary of Material Change**

Shoppers announced that its Board of Directors had increased the quarterly cash dividend on the Company's Common Shares from $0.10 to $0.12 per Common Share, payable April 13, 2006 to shareholders of record as of March 31, 2006.

5. **Full Description of Material Change**

Shoppers announced on February 8, 2006 that its Board of Directors had declared a cash dividend on the Company's Common Shares of $0.12 per Common Share, payable April 13, 2006 to shareholders of record as of March 31, 2006. This represents an increase in the Company's quarterly dividend payments of 20%, resulting in an annualized dividend payment of $0.48 per Common Share.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

7. **Omitted Information**

Not applicable.

8. **Executive Officer**

For further information contact Bryna Goldberg, Executive Vice President, Legal Affairs, General Counsel and Secretary at (416) 493-1220.

9. **Date of Report**

February 8, 2006.